Exhibit 99.1

SUBJECT TO COMPLETION DATED JANUARY 9, 2007

INFORMATION STATEMENT

NOTE: THE DISTRIBUTION OF SHARES OF THE COMPANY’S COMMON STOCK TO WEYERHAEUSER SHAREHOLDERS MAY BE EFFECTED AS A PRO RATA DIVIDEND, AS AN OFFER TO EXCHANGE A PORTION OF THE OUTSTANDING WEYERHAEUSER SHARES FOR SHARES OF COMPANY COMMON STOCK OR AS A COMBINATION OF BOTH, AT WEYERHAEUSER’S ELECTION. WHEN A DECISION HAS BEEN MADE AS TO THE FORM OF THE DISTRIBUTION OF THE SHARES OF COMPANY COMMON STOCK, THIS INFORMATION STATEMENT WILL BE APPROPRIATELY AMENDED TO REFLECT THE FORM OF THE DISTRIBUTION.

DOMTAR CORPORATION

Common Stock

(Par Value $0.01 Per Share)

This Information Statement is being provided to the shareholders of Weyerhaeuser Company (“Weyerhaeuser”) to provide them with information with respect to the distribution to Weyerhaeuser shareholders of the common stock of Domtar Corporation (the “Company”).

The board of directors of Weyerhaeuser regularly reviews the various businesses conducted by Weyerhaeuser to ensure that resources are deployed and activities are pursued in the best interests of its shareholders. On April 26, 2006, Weyerhaeuser announced that its board of directors, as part of its strategic review, had authorized management to evaluate alternatives for the Weyerhaeuser fine paper business, which could include a sale or other disposition. The board of directors of Weyerhaeuser considered a number of possible transactions and determined that a combination of that business with Domtar Inc., a publicly-listed Canadian corporation primarily involved in the manufacture and sale of fine paper (“Domtar”), would be in the best interests of Weyerhaeuser and its shareholders. The board of directors of Weyerhaeuser recognized that such a combination would not only allow Weyerhaeuser shareholders to participate in the potential benefits and synergies of the combination but would also create a leader in the fine paper market that would focus its attention and financial resources on the combined fine paper business.

Accordingly, on August 22, 2006, Weyerhaeuser agreed to combine specified portions of its fine paper assets and liabilities with Domtar. The combination is being achieved through a series of transactions that are described in more detail in this Information Statement. These transactions will result in a separation of Weyerhaeuser’s fine paper business from Weyerhaeuser’s other businesses and the creation of a new public company that owns and operates the fine paper business historically owned and operated by Weyerhaeuser and the business of Domtar. At the conclusion of these transactions:

•	Weyerhaeuser will have no ownership interest in the Company;

•	the fine paper business historically owned by Weyerhaeuser and the business of Domtar will be owned by the Company; and

•	approximately 55% of the outstanding Company common stock on a fully diluted basis will be held by Weyerhaeuser shareholders, with the remainder owned by Domtar shareholders.

At the time of the distribution of the Company common stock by Weyerhaeuser, each share of Company common stock will have attached to it one preferred stock purchase right, the principal terms of which are described under “Certain Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, By-Laws and Rights Plan and of Delaware Law—Certificate of Incorporation, By-Laws and Rights Plan—Rights Plan.” Where appropriate, references in this Information Statement to Company common stock include these associated rights.

We will apply for listing of our common stock on the New York Stock Exchange and on the Toronto Stock Exchange under the symbol “UFS.”

In reviewing this Information Statement, you should carefully consider the risk factors beginning on page 15 of this Information Statement.

No approval by Weyerhaeuser shareholders of the distribution or any of the other transactions described herein is required or sought. We are not asking you for a proxy and you are requested not to send us a proxy.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this Information Statement is             , 2007.

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HELPFUL INFORMATION

In this Information Statement:

•	“Arrangement” means an arrangement in accordance with Section 192 of the Canada Business Corporation Act that will result in the Company indirectly owning all of the outstanding Domtar common shares;

•	“Canadian Asset Transfer” means the transfer to Newco Canada Exchangeco Sub of certain of Weyerhaeuser’s Canadian fine paper and related assets and the assumption by Newco Canada Exchangeco Sub of certain of Weyerhaeuser’s Canadian fine paper and related liabilities;

•	“Canadian GAAP” means accounting principles generally accepted in Canada;

•	“CDN$” means Canadian dollar.

•	“Combined Company” means the combined operations of the Company, Domtar and their respective subsidiaries;

•	“Company Contribution” means the transfer by Weyerhaeuser to the Company of all the issued and outstanding limited liability company interests of Newco in exchange for a number of shares of Company common stock determined in accordance with a formula specified in the Contribution and Distribution Agreement, and $1.35 billion in cash;

•	“Company,” “we,” “our” and “us” mean Domtar Corporation and, unless the context otherwise requires, its subsidiaries;

•	“Contribution and Distribution Agreement” means the contribution and distribution agreement, dated as of August 22, 2006, among Weyerhaeuser, the Company and Newco, as amended and restated;

•	“Contribution” means the Company Contribution together with the Newco Contribution;

•	“Distribution” means the distribution to Weyerhaeuser shareholders by Weyerhaeuser of the common stock of the Company, whether by way of a pro rata dividend, as an offer to exchange or as a combination of both;

•	“Domtar” means Domtar Inc. and, unless the context otherwise requires, its subsidiaries;
•	“Newco Canada” means Domtar Pacific Papers Inc., a British Columbia corporation and a wholly-owned subsidiary of Newco Holding;

•	“Newco Canada Exchangeco” means Domtar (Canada) Paper Inc., a Canadian corporation and a wholly-owned subsidiary of Newco Canada;

•	“Newco Canada Exchangeco Sub” means Domtar Pulp and Paper Products Inc, a Canadian corporation and a wholly-owned subsidiary of Newco Canada Exchangeco;

•	“Newco Contribution” means the transfer by Weyerhaeuser to Newco of certain of Weyerhaeuser’s U.S. fine paper and related assets in exchange for the issuance of additional limited liability company interests of Newco to Weyerhaeuser and the assumption by Newco of certain of Weyerhaeuser’s U.S. fine paper and related liabilities;

•	“Newco Holding” means Domtar Delaware Holdings Inc., a Delaware corporation and a wholly-owned subsidiary of Newco;

•	“Newco” means Domtar Paper Company, LLC, a Delaware limited liability company;

•	“tons” means short tons when used with respect to fine paper and metric tons when used with respect to pulp;

•	“Transaction Agreement” means the transaction agreement, dated as of August 22, 2006, among Weyerhaeuser, the Company, Newco, Newco Holding, Newco Canada, Newco Canada Exchangeco and Domtar, as amended and restated;

•	“unit shipments” means short tons when used with respect to fine paper and metric tons when used with respect to pulp;

•	“U.S.” means United States;

•	“U.S. GAAP” means accounting principles generally accepted in the United States;

•	“Weyerhaeuser” means Weyerhaeuser Company and, unless the context otherwise requires, its subsidiaries, other than the Company and Newco and any of their respective subsidiaries;

•	“Weyerhaeuser Fine Paper Business” means the fine paper and related businesses that will be transferred by Weyerhaeuser to Newco and Newco Canada Exchangeco Sub as part of the Contribution and the Canadian Asset Transfer. See “The Contribution and Distribution Agreement — The Contribution — The Newco Contribution;”

•	“Weyerhaeuser shareholders” means the holders of Weyerhaeuser common shares and, unless the context otherwise requires, holders of exchangeable shares of Weyerhaeuser Company Limited, which are exchangeable for Weyerhaeuser common shares;

•	“Weyerhaeuser shares” means Weyerhaeuser common shares and, unless the content otherwise requires, exchangeable shares of Weyerhaeuser Company Limited, which are exchangeable for Weyerhaeuser common shares; and

•	“$” or “dollar” means U.S. dollar.

INDUSTRY DATA INFORMATION

Unless otherwise specifically indicated, all statements regarding sales and market data for Weyerhaeuser, the Weyerhaeuser Fine Paper Business and Domtar are based on statistical data obtained from independent market research firms that make this data available to the public at prescribed rates. We have not independently verified this information.

Except where otherwise noted, information with respect to “capacity” or “production capacity” assumes production 24 hours per day, 365 days per year, less days allotted for certain planned maintenance and other downtime. The method used for calculating days for maintenance and downtime may vary from company to company.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS

The following questions and answers highlight selected information regarding the Canadian Asset Transfer, the Contribution, the Distribution, the Arrangement and related transactions described in this Information Statement. For a more complete description of the terms of the Canadian Asset Transfer, the Contribution, the Distribution, the Arrangement and related transactions, please read this entire Information Statement and the documents it refers to. See “Where You Can Find More Information.”

How will the Transactions be consummated?

The Transactions will be consummated through a series of steps described in this Information Statement, which we refer to as the Canadian Asset Transfer, the Contribution, the Distribution and the Arrangement.

What will happen in the Canadian Asset Transfer?

Prior to the Contribution, Weyerhaeuser Company Limited and Weyerhaeuser Saskatchewan Ltd., two Canadian subsidiaries of Weyerhaeuser, will transfer certain of their fine paper and related assets to Newco Canada Exchangeco Sub and Newco Canada Exchangeco Sub will assume certain of Weyerhaeuser Company Limited’s and Weyerhaeuser Saskatchewan Ltd.’s fine paper and related liabilities. See “The Canadian Asset Transfer Agreement.”

What will happen in the Contribution?	The Contribution will occur in two separate steps.

First, Weyerhaeuser will transfer to Newco certain of Weyerhaeuser’s fine paper and related assets in exchange for the issuance of additional limited liability company interests of Newco to Weyerhaeuser and the assumption by Newco of certain of Weyerhaeuser’s fine paper and related liabilities.

Second, Weyerhaeuser will transfer to the Company all of the issued and outstanding limited liability company interests of Newco in exchange for $1.35 billion in cash and shares of Company common stock.

Following the Contribution, the Company will indirectly hold and operate the Weyerhaeuser Fine Paper Business through Newco, which will have become a wholly-owned subsidiary of the Company. See “The Transactions—The Contribution.”

What will happen in the Distribution?

Following the Contribution, Weyerhaeuser will distribute all the issued and outstanding shares of Company common stock to Weyerhaeuser shareholders. The Distribution may be effected, at Weyerhaeuser’s election, as a pro rata dividend, as an exchange offer or as a combination of both. See “The Transactions — The Distribution.”

Has Weyerhaeuser decided how to effect the Distribution?

No. Weyerhaeuser has not yet decided whether to effect the Distribution as a pro rata dividend, as an exchange offer or as a combination of both. Weyerhaeuser will make and publicly announce its decision prior to the consummation of the Transactions. If Weyerhaeuser elects to effect the Distribution in whole or in part as an exchange offer, this Information Statement will be amended to reflect the terms of the exchange offer and the procedures for the tender and the exchange of the Weyerhaeuser shares.

What will happen in the Arrangement?

Following the Contribution and the Distribution, the Company and Domtar will consummate a plan of arrangement under Canadian law whereby all Domtar common shares (other than any shares held by a holder exercising dissent rights) will be exchanged, on a one-for-one basis, for Class B voting common shares of Newco Canada Exchangeco (the “Class B common shares”).

Immediately following the exchange of Domtar common shares for Class B common shares, each of the Class B common shares will be exchanged for one share of Company common stock. Certain Canadian holders of Class B common shares can elect to receive, instead of a share of Company common stock, an exchangeable share of Newco Canada Exchangeco, which will be exchangeable at any time at the option of the holder for a share of Company common stock.

Immediately following the consummation of the Transactions, including the Arrangement with Domtar, approximately 55% of the outstanding Company common stock on a fully diluted basis will be held by Weyerhaeuser shareholders or former Weyerhaeuser shareholders and approximately 45% will be held by former Domtar shareholders.

What will Weyerhaeuser shareholders be entitled to receive pursuant to the Distribution?

If Weyerhaeuser elects to effect the Distribution in whole as a pro rata dividend, it is currently estimated that Weyerhaeuser shareholders will be entitled to receive approximately              shares of Company common stock for each Weyerhaeuser share that they own as of the record date for the Distribution. However, the exact number of shares of Company common stock will be finally determined based on the number of Domtar common shares outstanding (on a fully diluted basis) on the “measurement date,” which will be the last trading day immediately prior to the date of the Contribution in the case of a pro rata dividend or the trading day designated by Weyerhaeuser not more than 11 business days prior to the Distribution in the case of an exchange offer, the number of Weyerhaeuser common shares subject to Weyerhaeuser equity awards that are elected by Weyerhaeuser employees to be rolled-over into Company equity awards (see “The Transaction Agreement — Treatment of Weyerhaeuser Equity Awards”) and the number of Weyerhaeuser shares outstanding on the record date for the Distribution. Therefore the exact number of shares of Company common stock will be different from our estimate to the extent that the number of shares of Weyerhaeuser and Domtar common shares and equity awards outstanding at such times are not the same as the number assumed in our estimates. We expect, however, that the number of Weyerhaeuser and Domtar common shares and equity awards will not increase significantly as neither Weyerhaeuser nor Domtar currently has plans to issue any shares of their common stock prior to the Distribution other than pursuant to grants of equity incentive awards in the ordinary course of business.

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The number of Weyerhaeuser and Domtar common shares and equity awards may, however, decrease as a result of any repurchases of Weyerhaeuser common shares pursuant to Weyerhaeuser’s existing share repurchase plan or as a result of the exchange of Domtar stock options pursuant to the Arrangement. See “The Transaction Agreement — Treatment of Domtar Equity Awards.”

If Weyerhaeuser elects to effect the Distribution in whole or in part as an exchange offer, Weyerhaeuser will determine the terms of the exchange offer, including the maximum number of Weyerhaeuser shares that will be accepted for exchange in the exchange offer and the number of shares of Company common stock that will be offered in exchange for each validly tendered Weyerhaeuser share.

Will Weyerhaeuser distribute fractional shares?

No fractional shares of Company common stock will be delivered to Weyerhaeuser shareholders. Fractional shares of Company common stock allocable to any Weyerhaeuser shareholders will be aggregated. The transfer agent or exchange agent, as applicable, will sell on behalf of these shareholders the whole shares obtained thereby in the open market or otherwise, and will distribute the net proceeds thereof, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, to the Weyerhaeuser shareholders that would otherwise receive fractional shares.

Has Weyerhaeuser set a record date for the Distribution?

No. If Weyerhaeuser elects to effect the Distribution in whole or in part as a pro rata dividend, Weyerhaeuser will publicly announce the record date when it has been determined. The announcement will be made prior to the consummation of the Transactions.

What should Weyerhaeuser shareholders do now?

Weyerhaeuser shareholders should carefully read this Information Statement, which contains important information about the Transactions, the Company and Domtar. Weyerhaeuser shareholders are not required to take any action to approve any of the Transactions. After the Distribution, book-entry statements evidencing ownership of Company common stock and other related information will be mailed to holders of Weyerhaeuser common shares who are entitled to receive shares of Company common stock.

IF THE DISTRIBUTION IS EFFECTED AS A PRO RATA DIVIDEND, WEYERHAEUSER SHAREHOLDERS WILL NOT BE REQUIRED TO SURRENDER THEIR WEYERHAEUSER SHARES IN THE DISTRIBUTION AND THEY SHOULD NOT RETURN THEIR WEYERHAEUSER SHARE CERTIFICATES.

IF THE DISTRIBUTION IS EFFECTED AS AN EXCHANGE OFFER, WEYERHAEUSER WILL DETERMINE THE PROCEDURES FOR THE TENDER AND THE EXCHANGE OF SHARES AND THIS INFORMATION STATEMENT WILL BE AMENDED APPROPRIATELY TO REFLECT SUCH PROCEDURES.

What are the material tax consequences to Weyerhaeuser shareholders resulting from the Transactions?

Weyerhaeuser shareholders generally will not recognize any gain or loss for U.S. federal income tax purposes as a result of the Distribution or the Arrangement, except for any gain or loss attributable to the receipt of cash instead of a fractional share of Company common stock received in the Distribution. Holders of exchangeable shares of Weyerhaeuser Company Limited will, however, likely be subject to Canadian income or withholding tax on the receipt of shares of Company common stock. Certain significant foreign shareholders also may recognize gain for U.S. federal income tax purposes as a result of the Distribution if Weyerhaeuser is determined to be a “United States real property holding corporation.”

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE TRANSACTIONS.

The material U.S. federal income tax consequences of the Transactions are described in more detail under “The Transactions — Material U.S. Federal Income Tax Consequences.”

What shareholder approvals are needed in connection with the Transactions?

The Arrangement cannot be completed unless the Transaction Agreement, the plan of arrangement and the Arrangement are approved by the affirmative vote of the shareholders and optionholders of Domtar. See “The Transactions — Conditions to the Transactions.”

No vote of Weyerhaeuser shareholders is required or being sought in connection with the Transactions. Weyerhaeuser is not asking you for a proxy and you are requested not to send a proxy.

Are there any other conditions to the Transactions?

Yes. In addition to approval by shareholders and optionholders of Domtar, consummation of the Distribution and the Arrangement is subject to customary conditions, including the receipt of governmental approvals or the expiration or termination of any required waiting periods under the Investment Canada Act, the effectiveness of certain filings with the SEC, the approval of the plan of arrangement by the Superior Court of Québec, the receipt of a favorable ruling from the IRS and a tax opinion of Weyerhaeuser’s counsel, the execution of the three-month unsecured term loan facility described under “Financing” and the receipt of the proceeds thereof in a principal amount of $1.35 billion, the execution of the credit facilities described under “Financing,” the approval for listing of the shares of Company common stock on the New York Stock Exchange, the approval for listing of the exchangeable shares of Newco Canada Exchangeco on the Toronto Stock Exchange and the acceptance by the Toronto Stock Exchange that the Class B common shares of Newco Canada Exchangeco will, upon issuance, be listed and posted for trading. See “The Transactions — Conditions to the Transactions.”

If Weyerhaeuser elects to effect the Distribution as an exchange offer, Weyerhaeuser expects that consummation of the exchange offer will be conditioned on the absence of any condition or event, which

Weyerhaeuser reasonably believes could cause the exchange offer to be taxable to Weyerhaeuser or its shareholders under U.S. federal income tax laws.

Are there risks associated with the Transactions?

Yes. The Combined Company may not achieve the expected benefits of the Transactions because of the risks and uncertainties discussed in the section titled “Risk Factors” and the section titled “Special Note Concerning Forward-Looking Statements.” Those risks include, among other things, risks relating to the uncertainty that we will be able to integrate the Weyerhaeuser Fine Paper Business with the Domtar business successfully, uncertainties relating to the performance of the Combined Company and our level of indebtedness following the consummation of the Transactions.

When will the Distribution occur?	The Distribution will occur immediately prior to the Arrangement after all conditions precedent to the Distribution and the Arrangement have been satisfied or waived.

When will the Arrangement occur?

We are working to complete the Arrangement as quickly as possible. We aim to complete the Arrangement during the first quarter of 2007. However, it is possible that factors outside our control could require us to complete the Arrangement at a later time or not complete it at all. For a discussion of the conditions to the Arrangement see “The Transactions — Conditions to the Transactions.”

Will the number of Weyerhaeuser common shares I own change as a result of the Distribution?	If Weyerhaeuser elects to effect the Distribution in whole as a pro rata dividend, the number of Weyerhaeuser shares you own will not change as a result of the Distribution.

If Weyerhaeuser elects to effect the Distribution in whole or in part as an exchange offer, the number of Weyerhaeuser shares you own will be decreased to the extent these shares are tendered and exchanged for shares of Company common stock in the exchange offer.

Where will the Company shares be listed?	We will apply for listing of the shares of Company common stock on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “UFS.”

Who do I contact for information regarding you and the Distribution?	Before the Distribution, you should direct inquiries relating to the Distribution to:

Weyerhaeuser Company
Shareholder Services
P.O. Box 9777
Federal Way, WA 98063-9777
Tel: (253) 924-2345

After the Distribution, you should direct inquiries relating to an investment in the Company common stock to:

Domtar Corporation 395 de Maisonneuve Blvd. West Montreal, QC Canada H3A 1L6 Tel: (514) 848-5400
After the Distribution, the transfer agent and registrar for the Company common stock will be Computershare Trust Company, N.A.

SUMMARY

The following summary contains certain information from this Information Statement. It does not contain all the details concerning the distribution of our common stock to Weyerhaeuser shareholders, including information that may be important to you. To better understand the Distribution and our business and financial position, you should carefully review this entire Information Statement and the documents it refers to. See “Where You Can Find More Information.”

The Companies

Domtar Corporation:

Domtar Corporation

33663 Weyerhaeuser Way South

Federal Way, WA 98003

Telephone: (253) 924-2345

Domtar Corporation (formerly known as Weyerhaeuser TIA, Inc. and referred to herein as the “Company”) is currently a wholly-owned subsidiary of Weyerhaeuser and was incorporated in its current form as a Delaware corporation in August 2006 to indirectly hold the Weyerhaeuser Fine Paper Business and consummate the arrangement with Domtar. The Weyerhaeuser Fine Paper Business is currently operated by Weyerhaeuser but will be transferred to Newco and Newco Canada Exchangeco Sub prior to the Distribution and the Arrangement. Weyerhaeuser will subsequently transfer the limited liability company interests in Newco to the Company. This Information Statement describes the Company as if it held the Weyerhaeuser Fine Paper Business (indirectly through Newco) for all periods and dates presented. The description of the Company in this Information Statement does not include the business of Domtar. For information regarding Domtar and the pro forma effect of the Arrangement on the Company, see “Selected Historical Financial Data of Domtar,” “Unaudited Pro Forma Condensed Combined Financial Information of the Company,” “Business of the Combined Company,” “Business of Domtar,” and “Where You Can Find More Information.”

The Company principally manufactures and sells fine paper, including uncoated free sheet and coated groundwood. Based on production capacity, the Company is the second largest integrated manufacturer of uncoated free sheet in North America and the third largest in the world, with six uncoated free sheet mills in the United States and two in Canada (one of which is currently not in operation) and one coated groundwood mill in the United States.

The Company also manufactures papergrade pulp at several of its paper mills, fluff pulp at its pulp mill in Plymouth, North Carolina and papergrade pulp and specialty pulp at its pulp mill in Kamloops, British Columbia. Fluff pulp and specialty pulp are sold to third parties. Papergrade pulp is sold to the extent the Company produces pulp in excess of the pulp required for internal use at its paper mills.

The Company generated revenues of $3.3 billion during 2005 and $2.4 billion during the thirty-nine weeks ended September 24, 2006, of which the revenues generated by pulp and fine paper products represented approximately 94% in both periods. In addition to its pulp and fine paper business, the Company manufactures softwood lumber products. See “Business of the Company.”

Domtar Inc.:

Domtar Inc.

395 de Maisonneuve Blvd. West

Montreal, QC

Canada H3A 1L6

Telephone: (514) 848-5400

Based on production capacity, Domtar Inc. (also referred to herein as “Domtar”) is the third largest integrated manufacturer of uncoated free sheet in North America and the fourth largest in the world, with four pulp and paper mills in Canada (one of which is currently not in operation) and five in the United States. Domtar’s paper business is its most important segment and represented 62% of Domtar’s consolidated sales in 2005 (excluding 50% of Norampac Inc.’s sales which were required to be included in Domtar’s consolidated financial statements under Canadian GAAP), or 68% when including sales of Domtar paper through its paper merchants business. In addition to its paper business, Domtar manufactures and markets lumber and wood-based value-added products and engages in the paper merchants business, which involves the purchasing, warehousing, sale and distribution of various paper products made by Domtar and by other manufacturers. Prior to December 29, 2006, Domtar also owned a 50% equity interest in Norampac Inc. (“Norampac”), a joint venture in the packaging business. On December 29, 2006, Domtar sold its interest in Norampac to Cascades Inc. for a cash consideration of CDN$560 million (the U.S. dollar equivalent of which is $480.6 million at an exchange rate of 1.1652 Canadian dollars per U.S. dollar, the noon buying rate of the Federal Reserve Bank of New York on December 29, 2006). The net after tax proceeds of the sale will be used primarily to reduce debt to be incurred by the Company in connection with the Transactions or to repay Domtar’s existing indebtedness. See “Business of Domtar” and “Where You Can Find More Information.”

The Transactions

On August 23, 2006, Weyerhaeuser and Domtar announced they entered into agreements providing for a combination of the Weyerhaeuser Fine Paper Business and Domtar. Below is a step-by-step description of the sequence of material events relating to the combination.

Step 1

The Canadian Asset Transfer:

Weyerhaeuser Company Limited and Weyerhaeuser Saskatchewan Ltd., two Canadian subsidiaries of Weyerhaeuser, will transfer certain of their fine paper and related assets to Newco Canada Exchangeco Sub and Newco Canada Exchangeco Sub will assume certain of Weyerhaeuser Company Limited’s and Weyerhaeuser Saskatchewan Ltd.’s fine paper and related liabilities. See “The Canadian Asset Transfer Agreement.”

Step 2

The Newco Contribution:

Weyerhaeuser will transfer to Newco certain of Weyerhaeuser’s U.S. fine paper and related assets in exchange for the issuance of additional limited liability company interests of Newco to Weyerhaeuser and the assumption by Newco of certain of Weyerhaeuser’s fine paper and related liabilities. See “The Transactions — The Contribution.”

Step 3	The Interim Financing: The Company will draw down $1.35 billion under a three-month unsecured term loan facility. See “Financing.”

Step 4

The Company Contribution:

Weyerhaeuser will transfer to the Company all of the issued and outstanding limited liability company interests of Newco in exchange for (x) $1.35 billion in cash, and (y) a number of shares of Company common stock, determined in accordance with a formula specified in the Contribution and Distribution Agreement. See “The Transactions — The Contribution.”

Step 5

The Listing:

The shares of Company common stock will be listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “UFS.” See “The Transactions — Listing and Trading of the Company Common Stock.”

Step 6

The Distribution:

Weyerhaeuser will distribute all the issued and outstanding shares of Company common stock to the Weyerhaeuser shareholders. The Distribution may be effected, at Weyerhaeuser’s election, as a pro rata dividend, as an exchange offer or as a combination of both. See “The Transactions — The Distribution.”

Step 7

The Arrangement:

The Company and Domtar will consummate a plan of arrangement in accordance with Section 192 of the Canada Business Corporation Act that will result in the Company indirectly owning all of the outstanding Domtar common shares. See “The Transactions — The Arrangement.”

Step 8	The Company Financing: The three-month unsecured term loan facility will be converted to be part of the seven-year senior secured term loan facility. See “Financing.”

Set forth below are diagrams that graphically illustrate, in simplified form, the existing corporate structure, the corporate structure immediately following the Contribution and the Distribution, and the corporate structure immediately following the Arrangement.

The Company After the Transactions

Immediately following the consummation of the Transactions, the Company will be an independent public company, owned approximately 55% by Weyerhaeuser shareholders or former Weyerhaeuser shareholders and approximately 45% by former Domtar shareholders, in each case on a fully diluted basis. The Company will be a holding company that will, directly or indirectly, own and operate the Weyerhaeuser Fine Paper Business and the Domtar business.

In connection with the Transactions, Weyerhaeuser, the Company and/or their respective subsidiaries will also enter into a tax sharing agreement, an intellectual property license agreement, a transition services agreement, a pine chip supply agreement, a hog fuel supply agreement, a coated groundwood fiber supply agreement, a Canadian fiber supply agreement, a slush pulp supply agreement and site services agreements. The site services will relate to facilities in Columbus, Mississippi; Plymouth, North Carolina and Kamloops, British Columbia with Weyerhaeuser, Weyerhaeuser Company Limited or Weyerhaeuser Saskatchewan Ltd. In addition, the Company expects to enter into a joint purchase agreement with Weyerhaeuser. See “Our Relationship With Weyerhaeuser After the Distribution.”

Number of Shares of Company Common Stock to be Distributed to Weyerhaeuser Shareholders

The Contribution and Distribution Agreement provides that the Company will issue to Weyerhaeuser, as a part of the consideration for the Company Contribution, a number of shares of Company common stock equal to (A) the product of (i) the number of Domtar common shares outstanding on a fully diluted basis on the “measurement date,” which will be the last trading day immediately prior to the day of the Contribution in the case of a pro rata dividend or the trading day designated by Weyerhaeuser not more than 11 business days prior to the Distribution in the case of an exchange offer, and (ii) 11/9, minus (B) the sum of (i) the aggregate number of shares of Company common stock issuable pursuant to Company equity awards that will be issued to Company employees who are former Weyerhaeuser employees and who elect to roll-over their Weyerhaeuser equity awards into Company equity awards, and (ii) the number of shares of Company common stock outstanding prior to the Contribution. We refer to the product of this formula as the “Total Company Shares to Weyerhaeuser.”

Distribution as a Pro Rata Dividend

If Weyerhaeuser elects to effect the Distribution in whole as a pro rata dividend, the Weyerhaeuser shareholders will have the right to receive for each Weyerhaeuser share they own on the record date a number of shares of Company common stock equal to the Total Company Shares to Weyerhaeuser, divided by the total number of Weyerhaeuser shares outstanding on the record date.

In such event, it is currently estimated that Weyerhaeuser shareholders will be entitled to receive approximately              shares of Company common stock for each Weyerhaeuser share that they own as of the record date for the Distribution. However, the exact number of shares of Company common stock will be finally determined based on the number of Domtar common shares outstanding (on a fully diluted basis) on the last trading day immediately prior to the date of the Contribution, the number of Weyerhaeuser common shares subject to Weyerhaeuser equity awards that are elected by Weyerhaeuser employees to be rolled-over into Company equity awards (see “The Transaction Agreement — Treatment of Weyerhaeuser Equity Awards”) and the number of Weyerhaeuser shares outstanding on the record date for the Distribution. Therefore the exact number of shares of Company common stock will be different from our estimate to the extent that the number of Weyerhaeuser and Domtar common shares and equity awards outstanding at such times are not the same as the number assumed in our estimates. We expect, however, that the number of Weyerhaeuser and Domtar common shares and equity awards will not increase significantly as neither Weyerhaeuser nor Domtar currently has plans to issue any shares of their common stock prior to the Distribution other than pursuant to grants of equity incentive awards in the ordinary course of business. The number of Weyerhaeuser and Domtar common shares and equity awards may, however, decrease as a result of any repurchases of Weyerhaeuser common shares pursuant to Weyerhaeuser’s existing share repurchase plan or as a result of any exchange of Domtar stock options pursuant to the Arrangement. See “The Transaction Agreement — Treatment of Domtar Equity Awards.”

If Weyerhaeuser has already consummated a portion of the Distribution as an exchange offer and elects to distribute to its shareholders the remainder of the Total Company Shares to Weyerhaeuser as a pro rata dividend, the Weyerhaeuser shareholders will have the right to receive for each Weyerhaeuser share a number of shares of Company common stock equal to the number of shares of Company common stock held by Weyerhaeuser after giving effect to the prior exchange offer, divided by the sum of the total number of Weyerhaeuser shares outstanding on the record date after giving effect to the prior exchange offer.

Weyerhaeuser shareholders who otherwise would be entitled to receive a fraction of a share of Company common stock in an exchange offer will be entitled to receive the net proceeds, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, of the sale of this fractional share on their behalf by the transfer agent on the open market or otherwise.

Distribution as an Exchange Offer

If Weyerhaeuser elects to effect the Distribution in whole or in part as an exchange offer, Weyerhaeuser will determine the terms of the exchange offer, including the maximum number of Weyerhaeuser shares that will be accepted for exchange in the exchange offer and the number of shares of Company common stock that will be offered in exchange for each validly tendered Weyerhaeuser share.

Weyerhaeuser shareholders who otherwise would be entitled to receive a fraction of a share of Company common stock will be entitled to receive the net proceeds, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, of the sale of this fractional share on their behalf by the exchange agent on the open market or otherwise.

The Company Financing

On August 22, 2006, the Company, Domtar, J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc. entered into a commitment letter. The financing commitments provided for by the commitment letter are subject to customary conditions, including the absence of any state of facts, change, effect, condition, development, event or occurrence that has been or would reasonably be likely to be material and adverse to (A) the business, assets, properties, condition (financial or otherwise) or results of operations of Domtar and its subsidiaries or of Newco and its subsidiaries, in each case taken as a whole, or of their respective business, operations and affairs, subject to certain exceptions, or to (B) the ability of any of Domtar, Weyerhaeuser or Newco to perform their respective obligations under the Transaction Agreement or related documents or to consummate the Transactions. The Company has agreed to pay J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc. certain fees in connection with the transactions contemplated by the commitment letter and has agreed to indemnify J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc. and their respective affiliates against certain liabilities.

The commitment letter provides for a financing commitment of an aggregate amount of up to $2.775 billion, consisting of the following:

•	a five-year senior secured revolving credit facility to be available to the Company, Newco and Domtar in a principal amount of $750 million, up to $350 million (or the Canadian dollar equivalent thereof) of which may be borrowed by Domtar; and

•	a three-month unsecured term loan facility to be available to the Company in a principal amount of $1.35 billion, which, upon consummation of the Transactions, will be converted to be part of a new seven-year senior secured term loan facility to be available to the Company in an aggregate amount of up to $1.7 billion, which may be increased at the option of the Company by incremental loans to be available to the Company and Domtar of up to $325 million to the extent necessary to refinance the existing accounts receivable securitization of Domtar and/or to redeem notes if tendered pursuant to a change of control offer with respect to Domtar’s $125 million 9.5% Debentures due August 2016.

Immediately prior to the Company Contribution, the Company will borrow under the three-month unsecured term loan facility to finance the $1.35 billion cash payment by the Company to Weyerhaeuser as consideration for the Company Contribution. Following the consummation of the Transactions, the $1.35 billion three-month unsecured term loan facility will be converted to be part of the seven-year senior secured term loan facility. The proceeds of the seven-year senior secured term loan facility will be used to finance a portion of the Transactions, including fees, expenses and obligations related to or triggered by the Transactions. The five-year senior secured revolving credit facility may be used by the Company, Newco and Domtar for working capital needs and for general corporate purposes, and a portion will be available for letters of credit and swingline loans. The seven-year senior secured term loan facility and the five-year senior secured revolving credit facility are referred to herein as the “senior secured credit facilities.”

Board of Directors and Management of the Company following the Transactions

We currently expect that, following the consummation of the Transactions, the Company will initially have a board of 13 directors, consisting of seven designees of Weyerhaeuser, including Mr. Harold MacKay, formerly an international advisor to Weyerhaeuser’s board of directors and Mr. Marvin Cooper, formerly senior vice president, cellulose fiber, white papers and containerboard manufacturing and engineering of Weyerhaeuser, and six designees of Domtar, including Mr. Brian M. Levitt, currently the chairman of the board of directors of Domtar, and Mr. Raymond Royer, currently the president and chief executive officer of Domtar.

Mr. Harold MacKay will be the non-executive chairman of the Company’s board of directors. Mr. Raymond Royer will be the president and chief executive officer of the Company. Mr. Marvin Cooper will be the chief operating officer of the Company and Mr. Steven A. Barker, currently senior vice president of pulp and paper sales and marketing of Domtar, will be the Company’s senior executive in charge of marketing. Mr. Daniel Buron, currently the chief financial officer of Domtar, will be the chief financial officer of the Company and Mr. Michael Edwards, currently vice president of paper manufacturing of Weyerhaeuser, will be the Company’s senior executive in charge of pulp and paper manufacturing. Mr. Richard L. Thomas, currently vice president of fine papers of Weyerhaeuser, will be the Company’s senior executive in charge of sales. See “Our Board of Directors and Management of the Company Following the Transactions.”

Accounting Treatment and Considerations

The Contribution and Distribution

To the extent Weyerhaeuser elects to effect the Distribution as a pro rata dividend, the Company will record the long-lived assets that it will receive from Weyerhaeuser, Weyerhaeuser Company Limited and Weyerhaeuser Saskatchewan Ltd. at the amount that the long-lived assets are carried on Weyerhaeuser’s consolidated financial statements, or at a lower amount if the fair value of the Weyerhaeuser Fine Paper Business is lower than its carrying amount. Fair value is currently estimated based on the market price of Domtar common shares, the number of Domtar common shares that are outstanding, and the assumption that 55% of the outstanding shares of Company common stock on a fully diluted basis will be held by Weyerhaeuser shareholders or former Weyerhaeuser shareholders immediately after the consummation of the Arrangement. The Company will record all other assets and liabilities that it will receive from Weyerhaeuser, Weyerhaeuser Company Limited and Weyerhaeuser Saskatchewan Ltd. in a pro rata dividend at the amount that the assets and liabilities are carried on Weyerhaeuser’s consolidated financial statements.

To the extent Weyerhaeuser elects to effect the Distribution as an exchange offer, the Company will record any assets and liabilities received from Weyerhaeuser, Weyerhaeuser Company Limited or Weyerhaeuser Saskatchewan Ltd. in the exchange offer at fair value and this Information Statement will be amended appropriately to reflect such procedures.

The Arrangement

The Company will account for the Arrangement using the purchase method of accounting, with the Company being treated as the acquiring entity for accounting purposes. As a result, the assets and liabilities of Domtar will be recorded at their estimated fair values as of the date that the Arrangement occurs. The total purchase price is currently estimated based on the market price of Domtar common shares and the number of Domtar common shares that are outstanding, plus other costs directly related to the Arrangement.

General

Our current estimate of the fair value of the Weyerhaeuser Fine Paper Business and the total purchase price for Domtar could change based on fluctuations in the market price of Domtar common shares and changes in the number of Domtar common shares that are outstanding. The estimates of the fair value of Weyerhaeuser’s Fine Paper Business and of the total purchase price for Domtar are for accounting purposes only and are not indicative of the price at which Company common stock will trade immediately after the consummation of the Arrangement or the value of Company common stock to be received by holders of Domtar common shares in connection with the Arrangement.

See “Unaudited Pro Forma Condensed Combined Financial Information of the Company,” “Where You Can Find More Information” and the financial statements of the Company and the Weyerhaeuser Fine Paper Business and the notes thereto included elsewhere in this Information Statement.

Material U.S. Federal Income Tax Consequences

Weyerhaeuser has applied for a private letter ruling from the Internal Revenue Service (the “IRS”) to the effect that the Contribution and Distribution will qualify as tax-free to Weyerhaeuser, the Company and the holders of Weyerhaeuser common shares for U.S. federal income tax purposes under Sections 355, 368 and related provisions of the Internal Revenue Code of 1986, as amended (the “Code”). The Distribution and the Arrangement are conditioned upon the receipt by Weyerhaeuser of the IRS ruling and an opinion of Cravath, Swaine & Moore LLP, counsel to Weyerhaeuser, to the effect that the Contribution and Distribution will be tax-free to Weyerhaeuser and the holders of Weyerhaeuser common shares under Sections 355 and 368 and related provisions of the Code.

We currently do not expect non-U.S. holders of exchangeable shares of Weyerhaeuser Company Limited to be subject to U.S. federal income tax or withholding tax on the receipt of shares of Company common stock as part of the Distribution. Holders of exchangeable shares of Weyerhaeuser Company Limited will, however, likely be subject to Canadian income or withholding tax on the receipt of Company common shares. As a holder of exchangeable shares, you should consult your own tax advisor as to the specific tax consequences that would result from your receipt and ownership of shares of Company common stock, including the application and effect of state, local, Canadian, provincial and other foreign tax laws and the possible effect of changes in the application and interpretation of U.S. federal or other tax laws.

Notwithstanding the IRS private letter ruling and the opinion, the IRS could determine that the Distribution or the Contribution should be treated as a taxable transaction if it determines that any of the representations, assumptions or undertakings made in the letter ruling request are untrue or have been violated. If the Distribution or the Contribution fails to qualify for tax-free treatment, Weyerhaeuser and/or its shareholders will be subject to tax. See “Risk Factors — If the Distribution does not constitute a tax-free spin-off under Section 355 of the Code or a tax-free reorganization under Section 368 of the Code, either as a result of actions taken in connection with the Distribution or as a result of subsequent acquisitions of shares of Weyerhaeuser or Company common stock, then Weyerhaeuser and/or Weyerhaeuser shareholders may be responsible for payment of U.S. federal income taxes.”

Tax matters are complicated, and the tax consequences of the Transactions to you will depend on the facts of your own situation. This Information Statement generally does not discuss the applicability and effect of Canadian or other foreign tax laws to the Weyerhaeuser shareholders. Certain significant foreign shareholders also may recognize gain for U.S. federal income tax purposes as a result of the Distribution if Weyerhaeuser is determined to be a “United States real property holding corporation.” You should consult your own tax advisor for a full understanding of the tax consequences for you of the Transactions. See “The Transactions — Material U.S. Federal Income Tax Consequences.”

Summary Historical and Pro Forma Financial Data

We are providing the following summary selected financial information concerning the Company and Domtar. We derived this information from the audited and unaudited financial statements of the Weyerhaeuser Fine Paper Business and Domtar for the periods presented. This information is only a summary and you should read it in conjunction with the financial information included in this Information Statement or filed by Domtar with the SEC. See “Where You Can Find More Information,” “Selected Historical Combined Financial Data of the Company,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company,” “Unaudited Pro Forma Condensed Combined Financial Information of the Company” and the financial statements of the Company and the Weyerhaeuser Fine Paper Business and the notes thereto included elsewhere in this Information Statement.

Summary Historical Combined Financial Data of the Company

The Company is a newly formed holding company organized for the sole purpose of indirectly holding the Weyerhaeuser Fine Paper Business and consummating the Arrangement with Domtar. This Information Statement describes the Company as if it held the Weyerhaeuser Fine Paper Business (indirectly through Newco) for all periods and dates presented but not as if it held the Domtar business. The following combined balance sheet data of the Company as of the last Sunday of December 2005 and 2004 and the combined statement of operations data for each of the fiscal years ended the last Sunday of December 2005, 2004 and 2003 have been derived from the audited financial statements of the Weyerhaeuser Fine Paper Business. The combined balance sheet data of the Company as of the last Sunday of December 2003, 2002 and 2001 and the combined statement of operations data for the fiscal years ended the last Sunday of December 2002 and 2001 have not been audited. The combined balance sheet data of the Company as of the last Sunday of September 2006 and 2005 and the combined statement of operations data for the thirty-nine week periods then ended have been derived from the Weyerhaeuser Fine Paper Business’ unaudited financial statements. This information is only a summary and you should read the table below in conjunction with “Selected Historical Combined Financial Data of the Company,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company” and the financial statements of the Company and the Weyerhaeuser Fine Paper Business and the notes thereto included elsewhere in this Information Statement.

	Thirty-Nine Weeks Ended,		Year Ended,
U.S. GAAP/U.S. dollar	September 24, 2006	September 25, 2005	December 25, 2005	December 26, 2004	December 28, 2003	December 29, 2002	December 30, 2001
(Dollars in millions)	(Unaudited)	(Unaudited)				(Unaudited)	(Unaudited)
Combined Statement of Operations Data:
Sales	$2,433	$2,456	$3,267	$3,026	$2,854	$2,801	$1,525
Charges for restructuring, closure of facilities, and goodwill impairment	766	4	538	17	24	—	—
Operating income (loss)	(711)	7	(578)	(41)	(96)	69	(34)
Net income (loss)	(718)	9	(478)	(17)	(67)	57	(17)

	September 24, 2006	September 25, 2005	December 25, 2005	December 26, 2004	December 28, 2003	December 29, 2002	December 30, 2001
	(Unaudited)	(Unaudited)			(Unaudited)	(Unaudited)	(Unaudited)
Combined Balance Sheet Data:
Total assets	$4,073	$5,549	$4,970	$5,565	$5,649	$5,590	$2,426
Long-term obligations	30	24	22	27	32	37	—
Business Unit equity	2,957	4,194	3,773	4,261	4,316	4,303	1,257

Summary Selected Historical Financial Data of Domtar

The following summary historical financial information of Domtar for each of the fiscal years in the five year period ended December 31, 2005 and the financial data as of September 30, 2006 and 2005 and for the nine-month periods then ended has been derived from the consolidated financial statements of Domtar. This information is only a summary and should be read in conjunction with the restated financial statements of Domtar and the notes thereto and the “Management’s Discussion and Analysis” contained in Domtar’s report on Form 6-K provided to the SEC on December 15, 2006 and Domtar’s report on Form 6-K provided to the SEC on October 31, 2006, each of which is incorporated by reference into this Information Statement. See “Where You Can Find More Information.”

Effective in the second quarter of 2006, Domtar has presented its Vancouver paper mill as a discontinued operation and as assets held for sale in its consolidated financial statements pursuant to Financial Accounting Standards Board Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“FAS

No. 144”). In accordance with the relevant accounting and SEC requirements, Domtar has restated its historical financial statements for each of the fiscal years in the five year period ended December 31, 2005 and the related “Management’s Discussion and Analysis” for each of the fiscal years ended December 31, 2005, December 31, 2004 and December 31, 2003 to present the Vancouver paper mill as a discontinued operation. This reclassification has no effect on Domtar’s reported net earnings; “Earnings (loss) from continuing operations” and “Loss from discontinued operations” are presented as new lines in the statement of earnings and “Assets held for sale” is presented as a new line item on the balance sheet. Domtar’s restated financial statements for the fiscal years ended December 31, 2002 and 2001 are not audited.

Domtar’s historical financial information reflects Domtar’s ownership of a 50% equity interest in Norampac. Under Canadian GAAP, Domtar’s financial statements include 50% of each item in Norampac’s financial statements and present Norampac as a separate segment. Under US GAAP, Domtar’s financial statements present this interest as an equity investment. On December 29, 2006, Domtar sold its interest in Norampac to Cascades Inc., for a cash consideration of CDN$560 million (the U.S. dollar equivalent of which is $480.6 million at an exchange rate of 1.1652 Canadian dollars per U.S. dollar, the noon buying rate of the Federal Reserve Bank of New York on December 29, 2006). See “Business of Domtar” and “Where You Can Find More Information.”

CANADIAN GAAP/ CDN$	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
(Dollars in millions, except per share data)	(Unaudited)	(Unaudited)	(Restated)	(Restated)	(Restated)	(Unaudited/ Restated)	(Unaudited/ Restated)
Consolidated Statement of Earnings Data:
Sales	$3,527	$3,743	$4,880	$5,029	$5,039	$5,792	$4,569
Net earnings (loss) from continuing operations	13	(29)	(307)	(24)	(158)	138	148
Net earnings (loss)	5	(40)	(388)	(42)	(193)	141	140
Net earnings (loss) per share from continuing operations—basic and diluted	0.05	(0.13)	(1.34)	(0.10)	(0.70)	0.60	0.76
Net earnings (loss) per share—basic	0.02	(0.18)	(1.69)	(0.19)	(0.86)	0.62	0.72
Net earnings (loss) per share—diluted	0.02	(0.18)	(1.69)	(0.19)	(0.86)	0.61	0.72

	As at September 30,		As at December 31,
	2006	2005	2005	2004	2003	2002	2001
Consolidated Balance Sheet Data:	(Unaudited)	(Unaudited)	(Restated)	(Restated)	(Unaudited/ Restated)	(Unaudited/ Restated)	(Unaudited/ Restated)
Total assets	$4,881	$5,519	$5,192	$5,681	$5,848	$6,847	$7,055
Total long-term debt (including current portion, excluding capital leases)	2,080	2,060	2,248	2,023	2,048	2,503	2,910
Shareholders equity	1,596	1,951	1,609	2,046	2,168	2,554	2,426

Domtar’s consolidated financial statements are prepared in accordance with Canadian GAAP, which differs in some respects from U.S. GAAP. The following provides Domtar’s consolidated financial information as reconciled to U.S. GAAP and translated from Canadian dollars to U.S. dollars for the periods presented. This information should be read in connection with the discussion of the principal differences between Canadian GAAP and U.S. GAAP as well as the reconciliation and other financial information provided in note 25 to Domtar’s financial statements for the year ended December 31, 2005 contained in Domtar’s report on Form 6-K provided to the SEC on December 15, 2006 and Domtar’s U.S. GAAP reconciliation for the nine months ended September 30, 2006 provided to the SEC on Form 6-K on November 22, 2006.

The consolidated earnings and consolidated balance sheets are expressed in Canadian dollars and, solely for the convenience of the reader, the consolidated earnings and consolidated balance sheet for each of the fiscal years in the five year period ended December 31, 2005, the financial data as of September 30, 2006 and 2005 and for the nine-month periods then ended and the tables of certain related notes, have been translated into U.S. dollars using the period end rate for the balance sheet and the average of the monthly average rates during the period for the statement of earnings, as set forth in the note to the table below. This translation should not be construed as an application of the recommendations relating to the accounting for foreign currency translation, but rather as supplemental information for the reader. The pro forma financial information with respect to the Combined Company contained in this Information Statement was prepared using Domtar’s U.S. GAAP/U.S. dollar results as derived by the reconciliations and transactions described above.

U.S. GAAP/ U.S. dollar(1)	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
(Dollars in millions, except per share data)	(Unaudited)	(Unaudited)	(Restated)	(Restated)	(Restated)	(Unaudited/ Restated)	(Unaudited/ Restated)
Consolidated Statement of Earnings Data:
Sales	$2,672	$2,657	$3,498	$3,372	$3,183	$3,237	$2,563
Net earnings (loss) from continuing operations	(4)	(33)	(332)	(45)	(86)	166	61
Net earnings (loss)	(11)	(41)	(414)	(58)	(109)	139	54
Net earnings (loss) per share from continuing operations—basic and diluted	(0.03)	(0.15)	(1.44)	(0.19)	(0.38)	0.73	0.32
Net earnings (loss) per share—basic	(0.05)	(0.18)	(1.81)	(0.26)	(0.49)	0.61	0.28
Net earnings (loss) per share—diluted	(0.05)	(0.18)	(1.81)	(0.26)	(0.49)	0.60	0.28

	As at September 30,		As at December 31,
	2006	2005	2005	2004	2003	2002	2001
Consolidated Balance Sheet Data:	(Unaudited)	(Unaudited)	(Restated)	(Restated)	(Unaudited/ Restated)	(Unaudited/ Restated)	(Unaudited/ Restated)
Total assets	$4,070	$4,644	$4,172	$4,554	$4,384	$4,202	$4,279
Total long-term debt (including current portion, excluding capital leases)	1,691	1,621	1,741	1,534	1,437	1,452	1,702
Shareholders’ equity	1,389	1,771	1,348	1,849	1,801	1,690	1,570

(1)	The following table sets forth, for each period indicated, for one U.S. dollar expressed in Canadian dollars, the exchange rate at the end of the period and the average of the monthly average rates during the period, based on the Bank of Canada noon rate:

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Period end	1.1153	1.1611	1.1659	1.2036	1.2924	1.5796	1.5926
Average	1.1327	1.2241	1.2114	1.3015	1.4015	1.5704	1.5485

Summary Unaudited Condensed Combined Pro Forma Financial Data and Pro Forma Per Share Data of the Company

The summary below sets forth summary unaudited condensed combined pro forma financial data for the Company after giving effect to the Transactions, including the Arrangement with Domtar and Domtar’s disposition of its equity interest in Norampac, for the periods indicated. The unaudited pro forma combined per share data for the Company presented below for the fiscal year ended December 25, 2005 and for the thirty-nine weeks ended September 24, 2006 combines certain per share financial data of the Company and Domtar.

Because Domtar common shareholders will own, immediately following the Arrangement, one share of Company common stock (or one exchangeable share of Newco Canada Exchangeco, which is exchangeable for one share of Company common stock) for each Domtar common share they owned immediately prior to the Arrangement, the pro forma equivalent data for Domtar will be the same as the corresponding pro forma combined per share data for the Company. The following pro forma financial data was prepared using Domtar’s U.S. GAAP/U.S. dollar results as described above under “—Summary Selected Historical Financial Data of Domtar.” The following table should be read together with the financial statements and accompanying notes of the Company, the Weyerhaeuser Fine Paper Business and Domtar included in this Information Statement or in the documents described under “Where You Can Find More Information” and the unaudited pro forma condensed combined financial information and accompanying notes set forth under the heading “Unaudited Pro Forma Condensed Combined Financial Information of the Company” in this Information Statement. The pro forma amounts in the table below are presented for illustrative purposes only and do not indicate what the financial position or the results of operations of the Company and the Weyerhaeuser Fine Paper Business would have been had the Transactions and the Norampac disposition occurred as of the dates or for the periods presented. The pro forma amounts also do not indicate what the financial position or future results of operations of the Company and the Weyerhaeuser Fine Paper Business will be. No adjustment has been included in the pro forma amounts for any anticipated cost savings or other synergies. See “Unaudited Pro Forma Condensed Combined Financial Information of the Company.”

	Thirty-Nine Weeks Ended September 24, 2006	Year Ended December 25, 2005
(Dollars in millions, except per share data)	(Unaudited)	(Unaudited)
Sales	$5,076	$6,714
Net loss from continuing operations	(785)	(723)
Net loss from continuing operations per share—basic and diluted	(1.54)	(1.42)
Book value per share	5.96	N/A
Dividends per share	—	—
Total assets	7,719	N/A
Total long-term debt	2,539	N/A
Shareholders’ equity	3,035	N/A

Historical Per Share Data, Market Price and Dividend Data

The pro forma per share data of the Company is included in “— Summary Unaudited Condensed Combined Pro Forma Financial Data of the Company and Pro Forma Per Share Data.” Historical per share data and market price data for the Company has not been presented as the Weyerhaeuser Fine Paper Business is currently operated by Weyerhaeuser and there is no established trading market in Company common stock. Shares of Company common stock do not currently trade separately from Weyerhaeuser common shares.

Domtar common shares currently trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “DTC.” On August 22, 2006, the last trading day before the announcement of the signing of the Transaction Agreement, the last sale price of Domtar common shares reported by the New York Stock Exchange was $6.87. On January 8, 2007, the last trading day prior to the date of this Information Statement, the last sale price of Domtar common shares reported by the New York Stock Exchange was $8.24. Because Domtar common shareholders will own, immediately following the Arrangement, one share of Company common stock (or one exchangeable share of Newco Canada Exchangeco, which is exchangeable for one share of Company common stock) for each Domtar common share they owned immediately prior to the Arrangement, we expect but cannot assure that the market price data for the Company immediately after the consummation of the Transactions will be substantially similar to the market price data for Domtar immediately prior to the consummation of the

Transactions. The following table sets forth the high and low closing sale prices of Domtar common shares for the periods indicated. The quotations are as reported in published financial sources. For current price information, shareholders are urged to consult publicly available sources.

	Domtar Inc. Common Stock
	High	Low
(Dollars)
Calendar Year Ended December 31, 2004
First Quarter	$12.95	$10.89
Second Quarter	13.05	11.01
Third Quarter	13.10	11.83
Fourth Quarter	12.63	11.47
Calendar Year Ended December 31, 2005
First Quarter	12.17	8.19
Second Quarter	8.70	7.14
Third Quarter	7.89	6.35
Fourth Quarter	6.61	4.05
Calendar Year Ended December 31, 2006
First Quarter	7.13	4.77
Second Quarter	7.48	5.65
Third Quarter	6.90	5.72
Fourth Quarter	8.44	5.87
Calendar Year Ended December 31, 2007
First Quarter (through January 8, 2007)	8.24	7.80

Domtar has not paid a dividend on its common shares since October 2005, and we do not intend to pay a dividend on the shares of Company common stock for the foreseeable future. See “Dividend Policy.”

RISK FACTORS

You should carefully consider each of the following risks and all of the other information contained in this Information Statement. Some of the risks described below relate principally to the Company’s business and the industry in which it will operate, while others relate principally to the Distribution and our separation from Weyerhaeuser and the combination of our business with Domtar. The remaining risks relate principally to the securities markets generally and ownership of our common stock. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to the Company’s Industries and Business after the Consummation of the Transactions

The pulp, paper and wood product industries are highly cyclical. Fluctuations in the prices of and the demand for the Combined Company’s products could result in smaller profit margins and lower sales volumes.

The pulp, paper and wood product industries are highly cyclical. Historically, economic and market shifts, fluctuations in capacity and changes in foreign currency exchange rates have created cyclical changes in prices, sales volume and margins for our products. The length and magnitude of industry cycles have varied over time and by product, but generally reflect changes in macroeconomic conditions and levels of industry capacity. Most of the Combined Company’s paper products will be commodities that are widely available from other producers. Even the Combined Company’s non-commodity products, such as value-added papers, are susceptible to commodity dynamics. Because commodity products have few distinguishing qualities from producer to producer, competition for these products is based primarily on price, which is determined by supply relative to demand.

The overall levels of demand for the products the Combined Company will manufacture and distribute, and consequently its sales and profitability, reflect fluctuations in levels of end-user demand, which depend in part on general macroeconomic conditions in North America and worldwide, as well as competition from electronic substitution. See “— Some of the Combined Company’s products are vulnerable to long-term declines in demand due to competing technologies or materials.” For example, demand for cut-size office paper may fluctuate with levels of white-collar employment. Demand for many of such products was materially and negatively impacted by the global economic downturn, among other things, in the early part of this decade, and we expect that the Combined Company will be sensitive to such downturns in the future.

Industry supply of pulp, paper and wood products is also subject to fluctuation, as changing industry conditions can influence producers to idle or permanently close individual machines or entire mills. In addition, to avoid substantial cash costs in connection with idling or closing a mill, some producers will choose to continue to operate at a loss, sometimes even a cash loss, which could prolong weak pricing environments due to oversupply. Oversupply can also result from producers introducing new capacity in response to favorable short-term pricing trends.

Industry supply of pulp, paper and wood products is also influenced by overseas production capacity, which has grown in recent years and is expected to continue to grow. While the weakness of the U.S. dollar has mitigated the levels of imports in recent years, imports of pulp, paper and wood products from overseas may increase putting downward pressure on prices.

As a result, prices for all of the Combined Company’s products are driven by many factors outside of its control, and it will have little influence over the timing and extent of price changes, which are often volatile. Because market conditions beyond the Combined Company’s control determine the prices for its commodity products, the price for any one or more of these products may fall below its cash production costs, requiring it to either incur cash losses on product sales or cease production at one or more of its manufacturing facilities. Therefore, the Combined Company’s profitability with respect to these products depends on managing its cost structure, particularly wood fiber, chemical and energy costs, which represent the largest components of its operating costs and can fluctuate based upon factors beyond its control, as described below. If the prices of or demand for its products decline, or if its wood fiber, chemical or energy costs increase, or both, its sales and profitability could be materially and adversely affected.

Some of the Combined Company’s products are vulnerable to long-term declines in demand due to competing technologies or materials.

The Combined Company’s business will compete with electronic transmission and document storage alternatives, as well as with paper grades it will not produce, such as uncoated groundwood. As a result of such competition, both the Weyerhaeuser Fine Paper Business and Domtar have experienced decreased demand for some of their existing pulp and paper products. As the use of these alternatives grows, demand for pulp and paper products is likely to further decline. Moreover, demand for some of the Combined Company’s wood products may decline if customers purchase alternatives from other sources.

The Combined Company will face intense competition in its markets, and the failure to compete effectively would have a material adverse effect on its business, financial condition and results of operations.

The Combined Company will compete with both U.S. and Canadian paper producers and, for many of its product lines, global producers, some of which may have greater financial resources and lower production costs than the Combined Company. The principal basis for competition is selling price. Our ability to maintain satisfactory margins depends in large part on our ability to control our costs. We cannot assure you that we will be able to compete effectively and maintain current levels of sales and profitability. If the Combined Company is unable to compete effectively, such failure would have a material adverse effect on its business, financial condition and results of operations.

The Combined Company’s manufacturing businesses may have difficulty obtaining wood fiber at favorable prices, or at all.

Wood fiber will be the principal raw material used by the Combined Company, comprising, on a pro forma basis, approximately 20% of the aggregate amount of materials, labor and other operating expenses and fiber costs for its business during 2005. Wood fiber is a commodity, and prices historically have been cyclical. The primary source for wood fiber is timber. Environmental litigation and regulatory developments have caused, and may cause in the future, significant reductions in the amount of timber available for commercial harvest in the United States and Canada. In addition, future domestic or foreign legislation and litigation concerning the use of timberlands, the protection of endangered species, the promotion of forest health and the response to and prevention of catastrophic wildfires could also affect timber supplies. Availability of harvested timber may further be limited by fire, insect infestation, disease, ice storms, wind storms, flooding and other natural and man made causes, thereby reducing supply and increasing prices. Wood fiber pricing is subject to regional market influences, and the Combined Company’s cost of wood fiber may increase in particular regions due to market shifts in those regions. Any sustained increase in wood fiber prices would increase the Combined Company’s operating costs, and the Combined Company may be unable to increase prices for its products in response to increased wood fiber costs due to additional factors affecting the demand or supply of these products.

The Province of Québec adopted legislation, which became effective April 1, 2005, that reduced allowable wood-harvesting volumes by an average of 20% on public lands and 25% on territories covered by an agreement between the Government of Québec and the Cree First Nations. As a result, the amount of fiber, primarily softwood fiber, the Combined Company is permitted to harvest annually, under its existing licenses from the Québec government, was reduced by approximately 500,000 cubic meters or 21%. This affects the supply of fiber for the Combined Company’s Northern Québec softwood sawmill and market pulp operations. We are currently working on finding solutions such as obtaining alternate sources of fiber. The reduction in harvest volume results in a corresponding increase in the unit cost of wood delivered to the sawmills. As a result of the impact of the strength of the Canadian dollar against the U.S. dollar, low lumber prices and other factors, these operations have been shut down and the facilities relating to such operations have been closed indefinitely. There is no assurance that access to fiber will continue at the same levels achieved in the past. The cost of softwood fiber and the availability of wood chips may be affected.

Historically, Weyerhaeuser provided, on average, approximately 50% of our wood fiber requirements, which would be approximately 19% of the Combined Company’s wood fiber requirements. The Combined Company expects to obtain its future wood fiber requirements in part by harvesting timber pursuant to its forest licenses and forest management agreements, in part by purchasing wood fiber from Weyerhaeuser pursuant to the fiber and pulp supply agreements to be entered into in connection with the Transactions and in part by purchasing wood fiber from third parties. If the Combined Company’s cutting rights pursuant to its forest licenses or forest management agreements are reduced or if Weyerhaeuser or any third-party supplier of wood fiber stops selling or is unable to sell wood fiber to the Combined Company, its financial condition and operating results would suffer. See “Our Relationship With Weyerhaeuser After the Distribution — Supply Agreements.” See also “— Risks Related to the Transactions —Aboriginal interests may delay or result in challenges to the transfer of certain forest licenses and forest management agreements.”

An increase in the cost of the Combined Company’s purchased energy or chemicals would lead to higher manufacturing costs, thereby reducing its margins.

The Combined Company’s operations will consume substantial amounts of energy such as electricity, natural gas, fuel oil, coal and hog fuel (wood waste). Energy comprised, on a pro forma basis, approximately 7% of the aggregate amount of materials, labor and other operating expenses and fiber costs for the Combined Company’s business during 2005. Energy prices, particularly for electricity, natural gas and fuel oil, have been volatile in recent years and currently exceed historical averages. Moreover, following the Distribution, the Weyerhaeuser Fine Paper Business will no longer benefit from Weyerhaeuser’s company-wide hedging program for energy prices. As a result, fluctuations in energy prices will impact the Combined Company’s manufacturing costs and contribute to earnings volatility. While the Combined Company will purchase substantial portions of its energy under supply contracts, many of these contracts will be based on market pricing.

Other raw materials the Combined Company will use include various chemical compounds, such as precipitated calcium carbonate, sodium chlorate and sodium hydroxide, dyes, resins and adhesives. Purchases of chemicals comprised, on a pro forma basis, approximately 10% of the aggregate amount of materials, labor and other operating costs and fiber costs for the Combined Company’s business during 2005. The costs of these chemicals have been volatile historically, and are influenced by capacity utilization, energy prices and other factors beyond the Combined Company’s control.

For the Combined Company’s commodity products, the relationship between industry supply and demand for these products, rather than changes in the cost of raw materials, will determine its ability to increase prices. Consequently, the Combined Company may be unable to pass increases in its operating costs to its customers. Any sustained increase in chemical or energy prices without any corresponding increase in product pricing would reduce its operating margins and potentially require it to limit or cease operations of one or more of its machines.

The Combined Company could experience disruptions in operations and/or increased labor costs due to labor disputes.

Employees at 44 of the Combined Company’s facilities are covered by collective bargaining agreements, generally on a facility-by-facility basis, which will need to be renegotiated from time to time. As is the case with any negotiation, the Combined Company may not be able to negotiate acceptable new collective bargaining agreements, which could result in strikes or work stoppages by affected workers. Renewal of collective bargaining agreements could also result in higher wages or benefits paid to union members. Therefore, the Combined Company could experience a disruption of its operations or higher ongoing labor costs, which could have a material adverse effect on its business, financial results and financial condition.

The Combined Company will rely heavily on a small number of significant customers, including one customer that represented approximately 12% of the Combined Company’s pro forma fiscal 2005 sales revenues. A loss of any of these significant customers could materially adversely affect the Combined Company’s business, financial condition or results of operations.

On a pro forma basis, the Combined Company will heavily rely on a small number of significant customers. The Combined Company’s largest customer, Unisource, an independent marketer and distributor of commercial printing and business imaging papers in North America, represented approximately 12% of its sales revenues in the fiscal year ended December 25, 2005.

The Combined Company’s customer base will include customers who were previously customers of both Weyerhaeuser and Domtar. This overlap may lead some of those customers to switch to other vendors in order to diversify their fine paper purchasing. A significant reduction in sales to any of its key customers (which could be due to factors outside its control, such as purchasing diversification) or financial difficulties experienced by these customers could materially adversely affect the Combined Company’s business, financial condition or results of operations.

A material disruption at one of the Combined Company’s manufacturing facilities could prevent it from meeting customer demand, reduce its sales and/or negatively impact its net income.

Any of the Combined Company’s paper or pulp manufacturing facilities, or any of its machines within an otherwise operational facility, could cease operations unexpectedly due to a number of events, including:

•	unscheduled maintenance outages;

•	prolonged power failures;

•	an equipment failure;

•	a chemical spill or release;

•	explosion of a boiler;

•	the effect of a drought or reduced rainfall on its water supply;

•	labor difficulties;

•	disruptions in the transportation infrastructure, including roads, bridges, railroad tracks and tunnels;

•	fires, floods, earthquakes, hurricanes or other catastrophes;

•	terrorism or threats of terrorism; or

•	other operational problems.

Events such as those listed above have resulted in operating losses in the past. In the second quarter of 2002, for example, a recovery boiler at our facilities in Plymouth, North Carolina exploded, causing operations at these facilities to be shut down for repairs for a period of 107 days from May 8, 2002 to August 23, 2002. We estimate that the repair costs, business disruption and increased operating costs associated with the recovery boiler explosion negatively impacted our operating income by approximately $70 million (before insurance recovery) during the second and third quarters of 2002. Also, in May 2006, our facilities in Plymouth, North Carolina experienced a disruption in their power supply, causing damage to a turbine generator necessary to convert high pressure steam to medium and low pressure steam used by the various mill processes. As a result of this damage, various mill operations at our Plymouth, North Carolina facilities were shut down for repairs for up to eleven days. We estimate the total financial impact of this incident on our operating income to be $11 million including repair costs, the opportunity value of lost production and increased operating costs. Future events may cause similar shutdowns, which may result in additional downtime and/or cause additional damage to the Combined Company’s facilities. Any such downtime or facility damage could prevent the Combined Company from meeting customer demand for its products and/or require it to make unplanned capital expenditures. If one of these machines or facilities were to incur significant downtime, the Combined Company’s ability to meet its production targets and satisfy customer requirements would be impaired, resulting in lower sales and income.

The Combined Company’s operations require substantial capital, and it may not have adequate capital resources to provide for all of its capital requirements. On a pro forma basis, we estimate that the Combined Company spent approximately $135 million on capital expenditures during 2006, and such expenditures could increase in the future.

The Combined Company’s businesses are capital intensive and require that it regularly incur capital expenditures in order to maintain its equipment, increase its operating efficiency and comply with environmental laws. On a pro forma basis, the Combined Company’s total capital expenditures, were approximately $224 million during 2005, including approximately $207 million for maintenance capital and approximately $17 million for environmental expenditures. We estimate that the Combined Company, on a pro forma basis, spent approximately $135 million on capital expenditures during 2006, including approximately $127 million for maintenance capital and approximately $8 million for environmental expenditures. If the Combined Company’s available cash resources and cash generated from operations are not sufficient to fund its operating needs and capital expenditures, the Combined Company would have to obtain additional funds from borrowings or other available sources or reduce or delay its capital expenditures. The Combined Company may not be able to obtain additional funds on favorable terms, or at all. In addition, the Combined Company’s debt service obligations will reduce its available cash flows. If the Combined Company cannot maintain or upgrade its equipment as it requires or ensure environmental compliance, it could be required to cease or curtail some of its manufacturing operations, or it may become unable to manufacture products that compete effectively in one or more of its product lines. For example, our air permit for our Kamloops, British Columbia pulp manufacturing facility requires that the facility reduce air emissions of particulate matter by December 31, 2007. Compliance with the permit requirements is likely to require significant capital expenditures. We are currently evaluating our options and are in discussions with the Province of British Columbia to extend the deadline for compliance. If the deadline is not extended or if the Combined Company does not have sufficient resources to make necessary capital expenditures, the facility may not be able to operate after 2007 without significantly curtailing output, which would increase the Combined Company’s production costs.

The Combined Company could incur substantial costs as a result of compliance with, violations of or liabilities under applicable environmental laws and regulations. On a pro forma basis, the Combined Company incurred approximately $51 million in expenditures in connection with environmental compliance and remediation during 2005, and such expenditures could increase in the future.

The Combined Company will be subject, in both the United States and Canada, to a wide range of general and industry-specific laws and regulations relating to the protection of the environment, including those governing air emissions, wastewater discharges, harvesting, silvicultural activities, the storage, management and disposal of hazardous substances and wastes, the cleanup of contaminated sites, landfill operation and closure obligations, forestry operations and endangered species habitat, and health and safety matters.

In particular, the pulp and paper industry in the United States is subject to Cluster Rules and Boiler Maximum Achievable Control Technology Rules that further regulate effluent and air emissions. These laws and regulations will require the Combined Company to obtain authorizations from and comply with the authorization requirements of the appropriate governmental authorities, which have considerable discretion over the terms and timing of permits.

Weyerhaeuser and Domtar have incurred, and we expect that the Combined Company will continue to incur, significant capital, operating and other expenditures complying with applicable environmental laws and regulations and as a result of remedial obligations. On a pro forma basis, the Combined Company incurred $51 million of expenditures in connection with environmental compliance and remediation during 2005. As of

September 24, 2006, the Combined Company has, on a pro forma basis, a provision of $56 million for these environmental expenditures. In addition, during the first quarter of 2006, Weyerhaeuser closed its pulp and paper mill in Prince Albert, Saskatchewan and the Big River Sawmill in Saskatchewan. We have not determined whether either of these facilities will be reopened, sold or permanently closed. In the event the facilities are permanently closed, the Province of Saskatchewan may require active decommissioning and reclamation at one or both facilities, which would likely include investigation and remedial action for areas of significant environmental impacts. The Province of Saskatchewan has required certain facilities located in the Province to submit preliminary decommissioning and reclamation plans and to include in such plans estimates of costs associated with decommissioning and reclamation activities. Weyerhaeuser submitted such a plan for its pulp and paper facility in Prince Albert, Saskatchewan. In its preliminary decommissioning and reclamation plan, Weyerhaeuser has included a preliminary, generalized estimate of costs ranging from CDN$20 to CDN$25 million. Weyerhaeuser has advised the Province of Saskatchewan that it was not providing a detailed delineation of costs at this time because such costs will depend on site specific factors, the professional judgments of environmental specialists and experts, further detailed environmental site assessments, and, most fundamentally, a decision about the future use or closure of the site. The estimate referred to above does not take into account the equipment resale value or scrap material value which is considered to be significant, nor does it include the cost of completing a phase II environmental site assessment.

The Combined Company also could incur substantial costs, such as civil or criminal fines, sanctions and enforcement actions (including orders limiting its operations or requiring corrective measures, installation of pollution control equipment or other remedial actions), cleanup and closure costs, and third-party claims for property damage and personal injury as a result of violations of, or liabilities under, environmental laws and regulations.

As the owner and operator of real estate, the Combined Company may be liable under environmental laws for cleanup, closure and other damages resulting from the presence and release of hazardous substances, including asbestos, on or from its properties or operations. The amount and timing of environmental expenditures is difficult to predict, and, in some cases, the Combined Company’s liability may exceed forecasted amounts or the value of the property itself. The discovery of additional contamination or the imposition of additional cleanup obligations at the Combined Company’s or third-party sites may result in significant additional costs. Any material liability the Combined Company incurs could adversely impact its financial condition or preclude it from making capital expenditures that would otherwise benefit its business.

Enactment of new environmental laws or regulations or changes in existing laws or regulations, or interpretation thereof, might require significant expenditures.

The Combined Company may be unable to generate funds or other sources of liquidity and capital to fund environmental liabilities or expenditures.

The Combined Company will be affected by changes in currency exchange rates.

The Combined Company will manufacture a significant amount of pulp and paper in Canada. Sales of pulp and paper products by the Combined Company’s Canadian mills will be invoiced in U.S. dollars or in Canadian dollars linked to U.S. pricing but most of the costs relating to these products will be incurred in Canadian dollars. As a result, any decrease in the value of the U.S. dollar relative to the Canadian dollar will reduce the Combined Company’s profitability.

Exchange rate fluctuations are beyond the Combined Company’s control. Since January 1, 2002, the Canadian dollar has appreciated more than 40% relative to the U.S. dollar. This has had a material adverse effect on the sales and profitability of the Canadian operations of both the Weyerhaeuser Fine Paper Business and Domtar and may continue to have an adverse effect on the Combined Company’s business, financial results and financial condition.

The Combined Company may be required to pay significant lumber export taxes and/or countervailing and antidumping duties.

The Combined Company may experience reduced revenues and margins on its softwood lumber business as a result of lumber export taxes and/or countervailing and antidumping duty applications.

In April 2001, the Coalition for Fair Lumber Imports (the “Coalition”) filed two petitions with the U.S. Department of Commerce (the “Department”) and the International Trade Commission (the “ITC”) claiming that production of softwood lumber in Canada was being subsidized by Canada and that imports from Canada were being “dumped” into the U.S. market (sold at less than fair value). The Coalition asked that countervailing duty (“CVD”) and anti-dumping (“AD”) tariffs be imposed on softwood lumber imported from Canada.

In July 2006, the Canadian and U.S. governments announced a final settlement to this long-standing dispute. The provisions of the settlement include repayment of approximately 81% of the deposits, imposition of export measures in Canada, and measures to address long-term policy reform. On September 19, 2006, the Canadian Parliament voted 172-116 on a motion that empowered it to collect the export taxes provided for in the settlement. Legislation to implement the settlement became effective on December 14, 2006.

On October 12, 2006, Canada and the United States announced amendments that allow the settlement to be implemented as of this date. The amendments include a process that allows the United States to proceed with the revocation of CVD and AD orders.

It is possible that the CVD and AD tariffs or tariffs similar to the CVD and AD tariffs may again be imposed on the Combined Company, in the future.

Under the settlement agreement, Canadian softwood lumber exporters will pay an export tax when the price of lumber is at or below a threshold price. Under present market conditions, Canadian softwood lumber exports are subject to a 15% export charge which may rise to 22.5% in the event a province exceeds its total allotted export share.

Domtar is currently experiencing, and the Combined Company may continue to experience, reduced revenues and margins in the softwood lumber business as a result of the application of the settlement agreement. The settlement agreement could have a material adverse effect on our business, financial results and financial condition, including, but not limited to, facility closures or impairment of assets.

The Combined Company will depend on third parties for transportation services.

The Combined Company will rely primarily on third parties for transportation of the products it manufactures and/or distributes, as well as delivery of its raw materials. In particular, a significant portion of the goods it manufactures and raw materials it uses are transported by railroad or trucks, which are highly regulated. If any of its third-party transportation providers were to fail to deliver the goods it manufactures or distributes in a timely manner, the Combined Company may be unable to sell those products at full value, or at all. Similarly, if any of these providers were to fail to deliver raw materials to the Combined Company in a timely manner, it may be unable to manufacture its products in response to customer demand. In addition, if any of these third parties were to cease operations or cease doing business with the Combined Company, it may be unable to replace them at reasonable cost. Any failure of a third-party transportation provider to deliver raw materials or finished products in a timely manner could harm the Combined Company’s reputation, negatively impact its customer relationships and have a material adverse effect on its financial condition and operating results.

The transition services to be provided by Weyerhaeuser may be difficult for the Combined Company to replace without operational problems and additional costs.

We will enter into a transition services agreement with Weyerhaeuser pursuant to which Weyerhaeuser will provide us certain transition services for a period of time following the Distribution. These services will include, among others, certain services relating to finance and administration, human resources, payroll and information technology. If, after the expiration of the agreement, we are unable to perform these services or replace them in a timely manner or on terms and conditions as favorable as those we expect to receive from Weyerhaeuser, we may experience operational problems and an increase in our costs. In addition, the costs for such services may be higher than the costs for such services when the Weyerhaeuser Fine Paper Business was operated as part of Weyerhaeuser. See “Our Relationship With Weyerhaeuser After the Distribution — Transition Services Agreement,” and “— Risks Related to the Transactions — The historical financial information of the Weyerhaeuser Fine Paper Business may not be representative of its results if it had been operated independently of Weyerhaeuser and, as a result, may not be a reliable indicator of its future results.”

Following our separation from Weyerhaeuser, we may experience increased costs resulting from decreased purchasing power, which could decrease our overall profitability.

Prior to our separation from Weyerhaeuser, we were able to take advantage of Weyerhaeuser’s size and reputation in procuring raw materials and other goods and services used both for our business and Weyerhaeuser’s other businesses. As a separate, stand-alone entity, we may be unable to obtain similar goods, services and technology at prices or on terms as favorable as those obtained prior to the separation. We expect to enter into a joint purchase agreement with Weyerhaeuser but cannot assure that we will obtain bulk purchase benefits from our suppliers.

The Combined Company has net liabilities with respect to its pension plans and the actual cost of its pension plan obligations could exceed current provisions. On a pro forma basis, as of September 24, 2006, the Combined Company’s defined benefit plans were underfunded by an aggregate of $251 million on a going concern basis.

As of September 24, 2006, the Combined Company’s defined benefit plans were, on a pro forma basis, underfunded by an aggregate of $251 million on a going concern basis. Its future funding obligations for the defined benefit pension plans depend upon changes to the level of benefits provided by the plans, the future performance of assets set aside in trusts for these plans, the level of interest rates used to determine minimum funding levels, actuarial data and experience, and any changes in government laws and regulations. Any adverse change to any of these factors may require the Combined Company to increase its cash contributions to the pension plans, and those added contributions could have a material adverse effect on its cash flows and results of operations.

Risks Related to Ownership of Company Common Stock

The price of Company common stock may be volatile.

Prior to the consummation of the Transactions, there has been no public market for Company common stock. An active and liquid trading market for Company common stock may not develop or be sustained following the Transactions.

The market price of Company common stock may be influenced by many factors, some of which are beyond its control, including those described above under “— Risks Related to the Company’s Industries and Business After the Consummation of the Transactions” and the following:

•	actual or anticipated fluctuations in the Combined Company or its competitors’ operating results;

•	announcements by the Combined Company and its competitors of new products, capacity changes, significant contracts, acquisitions or strategic investments;

•	the Combined Company and its competitors’ growth rates;

•	the financial market and general economic conditions;

•	changes in stock market analyst recommendations regarding the Combined Company, its competitors or the paper products industry generally, or lack of analyst coverage of its common stock;

•	sales of Company common stock by our executive officers, directors and significant stockholders or sales of substantial amounts of common stock; and

•	changes in accounting principles.

In addition, there has been significant volatility in the market price and trading volume of securities of companies operating in the paper products industry, which has often been unrelated to the operating performance of particular companies.

Some companies that have had volatile market prices for their securities have had securities litigation brought against them. If litigation of this type is brought against us, it could result in substantial costs and would divert management’s attention and resources.

You will not receive dividends for the foreseeable future.

We do not intend to pay dividends for the foreseeable future. Certain institutional investors may invest only in dividend-paying equity securities or may operate under other restrictions which would prohibit or limit their ability to invest in Company common stock.

In addition, our ability to pay dividends will be restricted by current and future agreements governing us and our subsidiaries’ debt, including our senior secured credit facilities, as well as Delaware law and state regulatory authorities. See “Financing — Proposed Terms of the Senior Secured Credit Facilities.” Under Delaware law, our board of directors may not authorize payment of a dividend unless it is either paid out of our surplus, as calculated in accordance with the Delaware General Corporation Law, or, if we do not have a surplus, it is paid out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. To the extent we do not have adequate surplus or net profits, we will be prohibited from paying dividends.

Our ability to pay dividends will also depend on other factors, including the following:

•	the state of the Combined Company’s business, the environment in which it operates and the various risks it faces, including competition, changes in its industry and other risks summarized in this Information Statement;

•	the results of operations of our subsidiaries and their ability to transfer funds to us, as we are a holding company and our principal assets are the equity interests we hold in our subsidiaries; and

•	our future results of operations, financial condition, liquidity needs and capital resources.

Delaware law, our charter documents, our rights agreement and the indemnity provisions under our tax sharing agreement may impede or discourage a takeover that you may consider favorable.

The anti-takeover provisions of the Delaware General Corporation Law impose various impediments on the ability of a third party to acquire control of the Company, even if a change in control would be beneficial to its stockholders. For example, we will be afforded the protections of Section 203 of the Delaware General Corporation Law, which will prevent us from engaging in a business combination with a person who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless board or stockholder approval was obtained. See “Certain Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, By-Laws and Rights Plan and of Delaware Law — Delaware Law.”

Our certificate of incorporation and by-laws contain a number of provisions that could make the acquisition of the Company by means of a tender offer, proxy contest or otherwise more difficult. For example, our certificate of incorporation provides for a classified board, provides special majority requirements for the removal of directors and the filling of director vacancies, authorizes the issuance of preferred stock and does not permit stockholder action by written consent, and our by-laws require advance notice of stockholder nominations and proposals. In addition, the Company’s rights agreement will have the effect of inhibiting the acquisition of 10% or more of the Company’s voting stock without the prior approval of its board of directors. See “Certain Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, By-Laws and Rights Plan and of Delaware Law — Certificate of Incorporation, By-laws and Rights Plan.”

Pursuant to the indemnity provisions of the tax sharing agreement between Weyerhaeuser and the Company, an acquisition or further issuance of our equity securities that triggers the application of Section 355(e) of the Code may require us to indemnify Weyerhaeuser for the resulting tax. See “—Risks Related to the Transactions — If the Distribution does not constitute a tax-free spin-off under Section 355 of the Code or a tax-free reorganization under Section 368 of the Code, either as a result of actions taken in connection with the Distribution or as a result of subsequent acquisitions of shares of Weyerhaeuser or Company common stock, then Weyerhaeuser and/or Weyerhaeuser shareholders may be responsible for payment of U.S. federal income taxes.”

These provisions could have the effect of delaying, deferring or preventing a change in control of the Company, discourage others from making tender offers for our shares, lower the market price of our stock or impede the ability of our stockholders to change our management, even if such changes would be beneficial to our stockholders.

The requirements associated with being a public company will require significant company resources and management attention.

Following the consummation of the Transactions, we will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Sarbanes-Oxley Act of 2002. The Exchange Act requires that we will file annual, quarterly and current reports with respect to the Combined Company’s business and financial condition. The Sarbanes-Oxley Act of 2002 requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. We are a new company, and have not fully established the procedures and practices we will be required to have as a public company. To establish these procedures and practices, we will need to integrate the procedures and practices we will inherit from Weyerhaeuser (with respect to the Weyerhaeuser Fine Paper Business) and from Domtar (with respect to the Domtar business). In addition, any procedures and practices that exist with respect to the Domtar business may need to be amended to reflect the fact that we are a U.S. company and, as such, subject to different U.S. disclosure requirements than Domtar, which was a Canadian company subject to the multijurisdictional disclosure system. As a result, we may incur significant legal, accounting and other expenses. Further, the need to establish the corporate infrastructure demanded of a U.S. public company may divert management’s attention from integrating the two businesses and implementing the Combined Company’s growth strategy, which could prevent us from growing sales and improving our financial condition.

Risks Related to the Transactions

The number of shares of Company common stock that you will receive will not be adjusted in the event the value of the Domtar business declines before the Distribution is completed.

The calculation of the number of shares of Company common stock to be distributed in the Distribution will not be adjusted in the event the value of the Domtar business declines. While Weyerhaeuser will not be required to consummate the Transactions if there is any state of facts, change, effect, condition, development, event or occurrence that individually or in the aggregate would reasonably be expected to have a material adverse effect on Domtar (as defined in the Transaction Agreement), Weyerhaeuser will not be permitted to terminate the Transaction Agreement in the event of any changes in the value of the Domtar business or the market prices of the Domtar common shares that do not have such a material adverse effect on Domtar.

We may not realize the anticipated synergies, cost savings and growth opportunities from the Transactions.

The success of the Transactions will depend, in part, on our ability to realize the anticipated synergies, cost savings and growth opportunities from integrating the Weyerhaeuser Fine Paper Business with the Domtar business. Our success in realizing these synergies, cost savings and growth opportunities, and the timing of this realization, depends on the successful integration of such businesses and operations. Even if we are able to integrate such businesses and operations successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, cost savings and growth opportunities that Weyerhaeuser and Domtar currently expect from this integration or that these benefits will be achieved within the anticipated time frame. For example, the elimination of duplicative costs may not be possible or may take longer than anticipated, or the benefits from the Transactions may be offset by the loss of Weyerhaeuser’s purchasing power, the costs incurred in integrating the businesses and operations and adverse conditions imposed by regulatory authorities on the combined business in connection with granting approval for the Transactions.

The integration of the Weyerhaeuser Fine Paper Business and the Domtar business following the Transactions may present significant challenges to our management which could cause our management to fail to respond effectively to the increasing forms of competition facing the Combined Company’s business.

There is a significant degree of difficulty and management distraction inherent in the process of separating from Weyerhaeuser and integrating the Weyerhaeuser Fine Paper Business and Domtar business. These difficulties include:

•	carrying on the ongoing business operations while separating the Weyerhaeuser Fine Paper Business from Weyerhaeuser and integrating the Weyerhaeuser Fine Paper Business with Domtar;

•	preserving customer, distribution, supplier and other important relationships of the Combined Company;

•	consolidating an organization with its executive head office located in Montréal, Canada and its operational headquarters located in Fort Mill, South Carolina;

•	integrating the business cultures of Weyerhaeuser and Domtar;

•	integrating information, purchasing, accounting, finance, sales, billing, payroll and regulatory compliance systems;

•	expanding the scope of the Combined Company’s operational and financial systems, which will increase its operating complexity;

•	incurring contingent obligations that were unforeseen; and

•	retaining key officers and personnel and successfully implementing succession planning.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the Combined Company’s business. Following the consummation of the Transactions, our new senior management team, which will be put into place by virtue of the Transactions, may be required to devote considerable amounts of time to this integration process, which will decrease the time they will have to manage the business of the Combined Company, service existing customers, attract new customers and develop new products or strategies. One potential consequence of such distractions could be the failure of management to realize opportunities to respond to the increasing sources and forms of competition that the Combined Company’s business will face. If our senior management is not able to manage the integration process effectively, or if any significant business activities are interrupted as a result of the integration process (including as a result of a failure to implement the agreement for transition services by Weyerhaeuser), the Combined Company’s business could suffer.

We cannot assure you that we will successfully or cost-effectively integrate the Weyerhaeuser Fine Paper Business and the Domtar business.

The failure to do so could have a material adverse effect on our financial condition and results of operations and the Combined Company’s business following consummation of the Transactions.

We expect that we will incur significant costs related to the Transactions that could have a material adverse effect on our operating results.

We anticipate that we will incur significant costs in connection with the separation of the Weyerhaeuser Fine Paper Business from Weyerhaeuser and the integration of the Weyerhaeuser Fine Paper Business and the Domtar business. These expenses may have a material adverse effect on our operating results in the period in which they are recorded. We cannot assure you that any benefits or cost savings that we expect to realize as a result of the Transactions will offset these expenses.

We may not be able to generate sufficient cash flows to meet our debt service obligations.

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures depends on the Combined Company’s ability to generate cash from its future operations. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. The Combined Company’s business may not generate sufficient cash flow from operations, or future borrowings under our senior secured credit facilities or from other sources may not be available in an amount sufficient to enable us to repay our indebtedness or to fund our other liquidity needs, including capital expenditure requirements. We may not be able to refinance any of our indebtedness on commercially reasonable terms, or at all. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances, any of which could impede the implementation of the business strategy for the Combined Company or prevent us from entering into transactions that would otherwise benefit our business. Additionally, we may not be able to effect such actions, if necessary, on commercially reasonable terms, or at all. The restrictions on our ability to issue equity securities or convertible debt securities during a two year period following the date of the Distribution without jeopardizing the intended tax consequences of the Transactions may make it difficult for us to raise equity capital if needed to service our indebtedness.

Our substantial indebtedness, which would have been approximately $2.5 billion on a pro forma basis as of September 24, 2006, could adversely affect our financial condition and impair our ability to operate our business.

Upon consummation of the Transactions, we will be a highly leveraged company. As of September 24, 2006, on a pro forma basis, we would have had $2.5 billion of outstanding indebtedness, including $0.8 billion of indebtedness under our senior secured credit facilities (excluding unused availability under our revolving credit facility and outstanding and undrawn letters of credit) and $1.7 billion of indebtedness under Domtar’s existing debt agreements. This level of indebtedness could have important consequences to our financial condition and operating results and the Combined Company’s business.

Our substantial degree of indebtedness could have important consequences, including the following:

•	it may limit our ability to obtain additional debt or equity financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;

•	a substantial portion of our cash flows from operations will be dedicated to payments on our indebtedness and will not be available for other purposes, including our operations, capital expenditures and future business opportunities;

•	the debt service requirements of our indebtedness could make it more difficult for us to satisfy our other obligations;

•	our borrowings under the senior secured credit facilities are at variable rates of interest, exposing us to the risk of increased interest rates;

•	it may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our competitors that have less debt; and

•	it may increase our vulnerability to a downturn in general economic conditions or in our business, and may make us unable to carry out capital spending that is important to our growth.

The terms of our senior secured credit facilities and Domtar’s existing indebtedness will restrict our ability to pursue our business strategies and operate the Combined Company’s business.

Domtar’s existing indebtedness contains, our senior secured credit facilities will contain, and any of our future indebtedness would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us. For example, the senior secured credit facilities will limit our ability and the ability of our subsidiaries to make capital expenditures and will place restrictions on other matters customarily restricted in senior secured loan agreements, including restrictions on indebtedness, liens (including sale and leasebacks and guarantee obligations), fundamental changes, sales or disposition of property or assets, investments (including loans, advances, guarantees and acquisitions), transactions with affiliates, hedge agreements, dividends and other payments in respect of capital stock, changes in fiscal periods, environmental activity, payments and modifications of other material debt instruments, negative pledge clauses and clauses restricting subsidiary distributions, changes in lines of business, and amendments to the documents related to the Transactions to the extent that any such amendment would be materially adverse to the interests of the lenders.

Our senior secured credit facilities will also require us to achieve specified financial and operating results and maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control.

The restrictions contained in Domtar’s existing indebtedness and the senior secured credit facilities could:

•	limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans; and

•	adversely affect our ability to finance the Combined Company’s operations, strategic acquisitions, investments or alliances or other capital needs or to engage in other business activities that would be in its interest.

The historical financial information of the Weyerhaeuser Fine Paper Business may not be representative of its results if it had been operated independently of Weyerhaeuser and, as a result, may not be a reliable indicator of its future results.

The Weyerhaeuser Fine Paper Business is currently a fully integrated business unit of Weyerhaeuser. Consequently, the financial information of the Weyerhaeuser Fine Paper Business included in this document has been derived from the consolidated financial statements and accounting records of Weyerhaeuser and reflects assumptions and allocations made by Weyerhaeuser. The financial position, results of operations and cash flows of the Weyerhaeuser Fine Paper Business presented may be different from those that would have resulted had the Weyerhaeuser Fine Paper Business been operated independently. For example, in preparing the Weyerhaeuser Fine Paper Business financial statements, Weyerhaeuser has made an appropriate allocation of costs and expenses that are attributable to the Weyerhaeuser Fine Paper Business. However, these costs and expenses reflect the costs and expenses attributable to the Weyerhaeuser Fine Paper Business operated as part of a larger organization and do not reflect costs and expenses that would be incurred by this business had it been operated independently. As a result, the historical financial information of the Weyerhaeuser Fine Paper Business may not be a reliable indicator of future results.

Sales of Company common stock after the Transactions may negatively affect the market price of Company common stock.

The market price of Company common stock could decline as a result of sales of a large number of shares of its common stock in the market after the Transactions or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for the Company to sell equity securities in the future at a time and at a price that it deems appropriate.

Immediately after the consummation of the Transactions, Weyerhaeuser shareholders or former shareholders will hold approximately 55% of the Company common stock and Domtar’s former shareholders will hold approximately 45% of the Company common stock, in each case on a fully diluted basis. Currently, Weyerhaeuser and Domtar shareholders include index funds that have performance tied to the Standard & Poor’s 500 Index or other stock indices, and institutional investors subject to various investing guidelines.

Because the Company may not be included in these indices following consummation of the Transactions or may not meet the investing guidelines of some of these institutional investors, these index funds and institutional investors may be required to sell Company common stock that they receive in the Transactions. In addition, the investment fiduciary of Weyerhaeuser’s defined contribution plans may decide to sell any Company common stock that the trust receives in the Transactions, or not participate in the exchange offer, in response to fiduciary obligations under applicable law. These sales may cause the Company’s stock price to fall.

Regulatory agencies may delay or impose conditions on approval of the Transactions, which may diminish the anticipated benefits of the Transactions.

Consummation of the Transactions is conditioned upon the receipt of all material governmental consents, approvals, orders and authorizations, including the receipt of (1) the approval of Canadian authorities under the Investment Canada Act, (2) the approval of the plan of arrangement by the Superior Court of Québec, and (3) a ruling from the IRS regarding the tax-free nature of the Contribution and Distribution. While we intend to pursue vigorously all required governmental approvals and do not know of any reason why we would not be able to obtain the necessary approvals in a timely manner, the requirement to receive these approvals before the Transactions are consummated could delay the consummation of the Transactions. In addition, these governmental agencies may condition their approval of the Transactions on the imposition of conditions that could adversely affect the Combined Company’s operating results or the value of Company common stock. Any delay in the consummation of the Transactions or the imposition of conditions could diminish the anticipated benefits of the Transactions or result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the Transactions. Any uncertainty over the ability of the companies to complete the Transactions could make it more difficult to retain key employees or to pursue the business strategies of the Combined Company.

Aboriginal interests may delay or result in challenges to the transfer of certain forest licenses and forest management agreements.

Under applicable forestry legislation in Ontario and Saskatchewan, Weyerhaeuser Company Limited and Weyerhaeuser Saskatchewan Ltd. must obtain consent from the governments of Ontario and Saskatchewan with respect to the transfer of certain timber rights in Ontario and Saskatchewan. To the extent the Transactions constitute a change of control under Domtar’s forest licenses and forest management agreements, Domtar must obtain consent to the change of control from the government in Ontario with respect to certain timber rights in Ontario. In this event, Domtar must also provide notice to the government of Québec, which has the right to change the amount of allocated wood and territories under Domtar’s forest licenses. However, recent Supreme Court of Canada decisions have confirmed that the federal and provincial governments in Canada have a duty to consult with, and in certain circumstances, seek to accommodate aboriginal groups whenever there is a reasonable prospect that a government’s decision may adversely affect an aboriginal group’s interests in relevant land and resources that are the subject of the decision. We expect that the governments of Ontario and

Saskatchewan and, possibly, Québec may consult with relevant aboriginal groups in each province in connection with these consent approvals. This consultation process could result in delays, constrain access to the timber or give rise to additional costs. In addition, if the governments do not adequately discharge their obligations this could result in litigation. It is not possible at present to predict the risks associated with such litigation.

If the Distribution does not constitute a tax-free spin-off under Section 355 of the Code or a tax-free reorganization under Section 368 of the Code, either as a result of actions taken in connection with the Distribution or as a result of subsequent acquisitions of shares of Weyerhaeuser or Company common stock, then Weyerhaeuser and/or Weyerhaeuser shareholders may be responsible for payment of U.S. federal income taxes.

The Distribution and the Arrangement are conditioned upon Weyerhaeuser’s receipt of a private letter ruling from the IRS to the effect that the Contribution and Distribution will qualify as tax-free to Weyerhaeuser and the holders of Weyerhaeuser common shares for U.S. federal income tax purposes under Sections 355 and 368 and related provisions of the Code. Although a private letter ruling from the IRS generally is binding on the IRS, if the representations, assumptions or undertakings made in the letter ruling request are untrue or have been violated, then Weyerhaeuser will not be able to rely on the ruling. Moreover, the IRS private letter ruling does not address all the issues that are relevant to determining whether the Contribution and Distribution will qualify for tax-free treatment. The issues not addressed by the private letter ruling consist primarily of issues on which the IRS customarily declines to rule.

The Distribution and the Arrangement are also conditioned upon the receipt by Weyerhaeuser of an opinion of Cravath, Swaine & Moore LLP, counsel to Weyerhaeuser, to the effect that the Contribution and Distribution will be tax-free to Weyerhaeuser and the holders of Weyerhaeuser common shares under Sections 355 and 368 and other related provisions of the Code. Certain issues not addressed by the private letter ruling are expected to be addressed by the opinion. The opinion will be based on, among other things, current law and certain representations and assumptions as to factual matters made by Weyerhaeuser, the Company and Domtar. Any change in currently applicable law, which may or may not be retroactive, or the failure of any factual representation or assumption to be true, correct and complete in all material respects, could adversely affect the conclusions reached by counsel in its opinion. The opinion will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion.

The Distribution would become taxable to Weyerhaeuser pursuant to Section 355(e) of the Code if 50% or more (by vote or value) of either Weyerhaeuser equity securities or equity securities of the Company were acquired, directly or indirectly, by persons other than Weyerhaeuser shareholders as part of a plan or series of related transactions that included the Distribution. Because the Weyerhaeuser shareholders will own more than 50% of Company common stock following the Arrangement, the Arrangement, by itself, will not cause the Distribution to be taxable to Weyerhaeuser under Section 355(e). However, if the IRS were to determine that other acquisitions of Company equity securities, either before or after the Distribution and the Arrangement, were part of a plan or series of related transactions that included the Distribution, such determination could result in the recognition of gain by Weyerhaeuser under Section 355(e). In such case, the gain recognized by Weyerhaeuser likely would include the entire fair market value of the Company common stock distributed to Weyerhaeuser’s shareholders, and thus would be very substantial.

Under the tax sharing agreement among Weyerhaeuser, the Company, and Domtar, the Company generally would be required to indemnify Weyerhaeuser against tax related losses to Weyerhaeuser and/or its shareholders that arise as a result of certain actions taken or omissions to act by the Company, its subsidiaries or certain affiliates of the Company (“Disqualifying Actions”) after the Transactions. If Weyerhaeuser and/or its shareholders should recognize gain on the Distribution for reasons not related to Disqualifying Actions, Weyerhaeuser would not be entitled to be indemnified under the tax sharing agreement. See “— Risks Related to the Transactions — The Company may be affected by significant restrictions following the Transactions in order to avoid significant tax-related liabilities.”

See “The Transactions — Material U.S. Federal Income Tax Consequences.”

The Company may be affected by significant restrictions following the Transactions in order to avoid significant tax-related liabilities.

Even if the Distribution otherwise qualifies as a tax-free reorganization, the Distribution may not qualify as a transaction that is tax-free to Weyerhaeuser if 50% or more (by vote or value) of the equity securities of Weyerhaeuser or the equity securities of the Company are acquired by persons other than Weyerhaeuser shareholders as part of a “plan” that includes the Distribution pursuant to Section 355(e).

The tax sharing agreement requires that the Company, its subsidiaries and certain affiliates of the Company, for a two year period, avoid taking certain actions that might cause the Distribution to be treated as part of a plan pursuant to which 50% or more of the Company’s equity securities are acquired. Certain of these actions subject to restrictions include:

•	redemption, recapitalization, repurchase or acquisition by the Company of its capital stock;

•	issuance by the Company of capital stock or convertible debt;

•	liquidation of the Company;

•	discontinuance of the operations of the Weyerhaeuser Fine Paper Business contributed by Weyerhaeuser to Newco;

•	sale or disposition of (other than in the ordinary course of business) all or a substantial part of the Weyerhaeuser Fine Paper Business; or

•	other actions, omissions to act or transactions that could jeopardize the tax-free status of the Distribution.

To the extent that the tax-free status of the Distribution is lost because of a Disqualifying Action after the date of the Distribution, the Company generally will be required to indemnify, defend and hold harmless Weyerhaeuser from and against any and all resulting tax-related losses incurred by Weyerhaeuser and/or Weyerhaeuser shareholders, without regard to whether Weyerhaeuser has given the Company prior written consent to the specific action taken by the Company.

Because of these restrictions, the Company may be limited in its ability to pursue strategic transactions or equity or convertible debt financing or engage in new business or other transactions that may maximize the value of its business.

See “The Transactions — Material U.S. Federal Income Tax Consequences.”

A third party may seek an increase in consideration from Domtar under an existing contract in connection with the Transactions.

In 1998, Domtar acquired all of the issued and outstanding shares of E.B. Eddy Limited and E.B. Eddy Paper, Inc., an integrated producer of specialty paper and wood products. The purchase agreement relating to this acquisition includes a purchase price adjustment whereby, in the event of the acquisition by a third party of more than 50% of the shares of Domtar in specified circumstances, Domtar may be required to pay an increase in consideration of up to a maximum of CDN$120 million. This amount gradually declines over a 25-year period and as at December 31, 2006, the maximum amount of the purchase price adjustment was CDN$110 million.

Domtar does not believe that the consummation of the Transactions will trigger an obligation to pay an increase in consideration under the purchase price adjustment and intends to defend itself vigorously against any claims with respect thereto. However, Domtar (or, after the Arrangement, the Combined Company) may not be successful in its defense of such claims, if any, and, if it is ultimately required to pay an increase in consideration, such payment may have a material adverse effect on the Combined Company’s liquidity, results of operations and financial condition.

SPECIAL NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Information Statement and other materials we have filed or will file with the SEC (as well as information included in our other written or oral statements) contain, or will contain, disclosures which are “forward-looking statements.” Forward-looking statements include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as “may,” “believe,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “continue” or similar expressions. These forward-looking statements address, among other things, the anticipated effects of the Transactions. These forward-looking statements are based on the current plans and expectations of our management and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will occur, or if any of them occurs, what effect they will have on the Combined Company’s results of operations or financial condition. These factors include, but are not limited to:

•	the effect of general economic conditions, particularly in the United States and Canada;

•	market demand for the Combined Company’s products, which may be tied to the relative strength of various U.S. and/or Canadian business segments;

•	energy prices;

•	raw material prices;

•	chemical prices;

•	performance of the Combined Company’s manufacturing operations including unexpected maintenance requirements;

•	the successful integration of the Weyerhaeuser Fine Paper Business with Domtar and the execution of internal performance plans;

•	the level of competition from domestic and foreign producers;

•	the effect of forestry, land use, environmental and other governmental regulations, and changes in accounting regulations;

•	the effect of weather and the risk of loss from fires, floods, windstorms, hurricanes and other natural disasters;

•	transportation costs;

•	the loss of current customers or the inability to obtain new customers;

•	legal proceedings;

•	changes in asset valuations, including writedowns of property, plant and equipment, inventory, accounts receivable or other assets for impairment or other reasons;

•	changes in currency exchange rates, particularly the relative value of the U.S. dollar to the Canadian dollar;

•	the effect of timing of retirements and changes in the market price of Company common stock on charges for stock-based compensation;

•	performance of pension fund investments and related derivatives; and

•	the other factors described under “Risk Factors.”

You are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this Information Statement. We assume no obligation to update or revise these forward-looking statements to reflect new events or circumstances.

THE TRANSACTIONS

The discussion in this Information Statement of the Canadian Asset Transfer, the Contribution, the Distribution and the Arrangement is subject to, and qualified by reference to, the Transaction Agreement and the Contribution and Distribution Agreement, each of which has been filed by Weyerhaeuser with the SEC. See “Where You Can Find More Information.”

Background and Reasons for the Transactions

The board of directors of Weyerhaeuser regularly reviews the various businesses conducted by Weyerhaeuser to ensure that resources are deployed and activities are pursued in the best interests of its shareholders. On April 26, 2006, Weyerhaeuser announced that its board of directors, as part of its strategic review, had authorized management to evaluate alternatives for the Weyerhaeuser Fine Paper Business, which could include a sale or other disposition. The board of directors of Weyerhaeuser considered a number of possible transactions and determined that a combination of that business with Domtar would be in the best interests of Weyerhaeuser and its shareholders. The board of directors of Weyerhaeuser recognized that such a combination would not only allow Weyerhaeuser shareholders to participate in the potential benefits and synergies of the combination but would also create a leader in the fine paper market that would focus its attention and financial resources on the combined fine paper business.

Description of the Transactions

On August 23, 2006, Weyerhaeuser and Domtar announced that they had entered into agreements providing for a combination of the Weyerhaeuser Fine Paper Business and Domtar. This combination will be effected in the steps described below.

Step 1

The Canadian Asset Transfer:

Weyerhaeuser Company Limited and Weyerhaeuser Saskatchewan Ltd., two Canadian subsidiaries of Weyerhaeuser, will transfer certain of their fine paper and related assets to Newco Canada Exchangeco Sub and Newco Canada Exchangeco Sub will assume certain of Weyerhaeuser Company Limited’s and Weyerhaeuser Saskatchewan Ltd.’s fine paper and related liabilities. See “The Canadian Asset Transfer Agreement.”

Step 2

The Newco Contribution:

Weyerhaeuser will transfer to Newco certain of Weyerhaeuser’s U.S. fine paper and related assets in exchange for the issuance of additional limited liability company interests of Newco to Weyerhaeuser and the assumption by Newco of certain of Weyerhaeuser’s fine paper and related liabilities. See “—The Contribution.”

Step 3	The Interim Financing: The Company will draw down $1.35 billion under a three-month unsecured term loan facility. See “Financing.”

Step 4

The Company Contribution:

Weyerhaeuser will transfer to the Company all of the issued and outstanding limited liability company interests of Newco in exchange for (x) $1.35 billion in cash, and (y) a number of shares of Company common stock, determined in accordance with a formula specified in the Contribution and Distribution Agreement. See “—The Contribution.”

Step 5

The Listing:

The shares of Company common stock will be listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “UFS.” See “—Listing and Trading of the Company Common Stock.”

Step 6

The Distribution:

Weyerhaeuser will distribute all the issued and outstanding shares of Company common stock to the Weyerhaeuser shareholders. The Distribution may be effected, at Weyerhaeuser’s election, as a pro rata dividend, as an exchange offer or as a combination of both. See “— The Distribution.”

Step 7

The Arrangement:

The Company and Domtar will consummate a plan of arrangement in accordance with Section 192 of the Canada Business Corporation Act that will result in the Company indirectly owning all of the outstanding Domtar common shares. See “— The Arrangement.”

Step 8	The Company Financing: The three-month unsecured term loan facility will be converted to be part of the seven-year senior secured term loan facility. See “Financing.”

The Contribution

General

The Contribution and Distribution Agreement provides for the Contribution of Weyerhaeuser’s fine paper assets to subsidiaries of the Company to occur as described under Steps 1 and 3 of “— Description of the Transactions.”

In connection with the Transactions, Weyerhaeuser, the Company and/or their respective subsidiaries will also enter into other agreements relating to, among other things, the license of certain intellectual property, the provision of certain transition services during a transition period following the consummation of the Transactions, the supply of fiber and pulp to certain mills and the provision of certain site services at facilities that will be owned in part by Weyerhaeuser or its subsidiaries and in part by the Company or its subsidiaries after the consummation of the Transactions. In addition, the Company expects to enter into a joint purchase agreement with Weyerhaeuser. See “Our Relationship With Weyerhaeuser After the Distribution.”

Determination of Number of Shares of Company Common Stock to be Issued to Weyerhaeuser

The Contribution and Distribution Agreement provides that the Company will issue to Weyerhaeuser, as part of the consideration for the Company Contribution, a number of shares of Company common stock equal to (A) the product of (i) the number of Domtar common shares outstanding on a fully diluted basis on the “measurement date,” which will be the last trading day immediately prior to the day of the Contribution in the case of a pro rata dividend or the trading day designated by Weyerhaeuser not more than 11 business days prior to the Distribution in the case of an exchange offer, and (ii) 11/9, minus (B) the sum of (i) the aggregate number of shares of Company common stock issuable pursuant to Company equity awards that will be issued to Company employees who are former Weyerhaeuser employees and who elect to roll-over their Weyerhaeuser equity awards into Company equity awards, and (ii) the number of shares of Company common stock outstanding prior to the Contribution. We refer to the product of this formula as the “Total Company Shares to Weyerhaeuser.”

The Distribution

General

The Contribution and Distribution Agreement provides that Weyerhaeuser will distribute all the issued and outstanding shares of Company common stock to its shareholders. Weyerhaeuser will effect the Distribution, at its election, as a pro rata dividend, as an exchange offer or as a combination of both.

Determination of the Number of Shares of Company Common Stock per Weyerhaeuser Common Share

Distribution as a Pro Rata Dividend

If Weyerhaeuser elects to effect the Distribution in whole as a pro rata dividend, the Weyerhaeuser shareholders will have the right to receive for each Weyerhaeuser share they own on the record date a number of shares of Company common stock equal to the Total Company Shares to Weyerhaeuser, divided by the total number of Weyerhaeuser shares outstanding on the record date.

In such event, it is currently estimated that Weyerhaeuser shareholders will be entitled to receive approximately              shares of Company common stock for each Weyerhaeuser share that they own as of the record date for the Distribution. However, the exact number of shares of Company common stock will be finally determined based on the number of Domtar common shares outstanding (on a fully diluted basis) on the last trading day immediately prior to the date of the Contribution, the number of Weyerhaeuser common shares subject to Weyerhaeuser equity awards (see “The Transaction Agreement — Treatment of Weyerhaeuser Equity Awards”) that are elected by Weyerhaeuser employees to be rolled-over into Company equity awards and the number of Weyerhaeuser shares outstanding on the record date for the Distribution. Therefore, our estimate will change to the extent that the number of Weyerhaeuser and Domtar common shares and equity awards outstanding at such times are not the same as the number assumed in our estimates. We expect, however, that the number of Weyerhaeuser and Domtar common shares and equity awards will not increase significantly as neither Weyerhaeuser nor Domtar currently has plans to issue any shares of their common stock prior to the Distribution other than pursuant to grants of equity incentive awards in the ordinary course of business. The number of Weyerhaeuser and Domtar common shares and equity awards may, however, decrease as a result of any repurchases of Weyerhaeuser common shares pursuant to Weyerhaeuser’s existing share repurchase plan or as a result of the exchange of Domtar stock options pursuant to the Arrangement. See “The Transaction Agreement — Treatment of Domtar Equity Awards.” In any event, the formula set forth in the Contribution and Distribution Agreement is structured so that, regardless of the number of shares of Domtar and Weyerhaeuser common shares outstanding immediately prior to the consummation of the Transactions, when the Transactions are consummated, Weyerhaeuser shareholders or former Weyerhaeuser shareholders will collectively own approximately 55%, and former Domtar shareholders will collectively own approximately 45%, of the shares of Company common stock on a fully diluted basis.

If Weyerhaeuser has already consummated a portion of the Distribution as an exchange offer and elects to distribute to its shareholders the remainder of the Total Company Shares to Weyerhaeuser as a pro rata dividend, the Weyerhaeuser shareholders will have the right to receive for each Weyerhaeuser share a number of shares of Company common stock equal to the number of shares of Company common stock held by Weyerhaeuser after giving effect to the prior exchange offer, divided by the sum of the total number of Weyerhaeuser shares outstanding on the record date after giving effect to the prior exchange offer.

To the extent the Distribution is effected as a pro rata dividend, no holder of Weyerhaeuser shares will be required to pay any cash or other consideration for the shares of Company common stock, or to surrender or exchange Weyerhaeuser common shares, in order to receive shares of Company common stock.

Weyerhaeuser shareholders that otherwise would be entitled to receive a fraction of a share of Company common stock will be entitled to receive the net proceeds, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, of the sale of this fractional share on their behalf by the transfer agent on the open market or otherwise.

Distribution as an Exchange Offer

If Weyerhaeuser elects to effect the Distribution in whole or in part as an exchange offer, Weyerhaeuser will determine the terms of the exchange offer, including the maximum number of Weyerhaeuser shares that will be accepted for exchange in the exchange offer and the number of shares of Company common stock that will be offered in exchange for each validly tendered Weyerhaeuser share.

Weyerhaeuser shareholders that otherwise would be entitled to receive a fraction of a share of Company common stock in an exchange offer will be entitled to receive the net proceeds, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, of the sale of this fractional share on their behalf by the exchange agent on the open market or otherwise.

Manner of Effecting the Distribution

If the Distribution is effected as a pro rata dividend, Weyerhaeuser shareholders will not be required to surrender their Weyerhaeuser shares in the Distribution and they should not return their Weyerhaeuser share certificates. The Distribution will be made in book-entry form. A book-entry account statement reflecting your ownership of whole shares of our common stock will be mailed to you, or your brokerage account will be credited for the shares. After the Distribution, all fractional interests will be aggregated and sold by the transfer agent on the open market or otherwise at then applicable market prices and the aggregate net proceeds, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, will be distributed ratably to Weyerhaeuser shareholders who would otherwise have received these fractional shares. You will receive a check, or a credit to your brokerage account, for the cash proceeds of any fractional shares sold on your behalf following the Distribution.

If the Distribution is effected as an exchange offer, Weyerhaeuser will determine the procedures for the tender and the exchange of shares and this Information Statement will be amended to appropriately reflect such procedures.

The Arrangement

Following the Contribution and the Distribution, the Company and Domtar will consummate a plan of arrangement whereby all Domtar common shares (other than any shares held by a holder exercising dissent rights) will be exchanged, on a one-for-one basis, for Class B common shares of Newco Canada Exchangeco. Following the exchange of common shares of Domtar for Class B common shares of Newco Canada Exchangeco, each Class B common share will be exchanged for one share of Company common stock. Certain Canadian holders of Class B common shares of Newco Canada Exchangeco can elect to receive, instead of a share of Company common stock, an exchangeable share of Newco Canada Exchangeco, which will be exchangeable at any time at the option of the holder for a share of Company common stock.

The Plan of Arrangement will also provide for the exchange of Domtar stock options and rights to purchase Domtar common shares for stock options or, respectively, rights to purchase a number of shares of Company common stock. Under the terms of the Plan of Arrangement, Domtar will forgive, subject to certain conditions, loans outstanding to employees under Domtar’s Executive Stock Option and Share Purchase Plan and, in connection therewith, cancel the Domtar common shares pledged to secure these loans. Domtar will also cancel the forward purchase contracts entered into between employees and Domtar under Domtar’s Executive Stock Option and Share Purchase Plan. See “The Transaction Agreement — Treatment of Domtar Equity Awards.”

Election with Respect to Weyerhaeuser Equity Awards

In connection with the Transactions, each employee of Weyerhaeuser who will become an employee of the Company and who holds one or more Weyerhaeuser stock options, stock appreciation rights or restricted stock units will be given the opportunity to elect to either continue to hold all of his or her Weyerhaeuser stock options, stock appreciation rights or restricted stock units in accordance with their terms or surrender all of his or her Weyerhaeuser stock options, stock appreciation rights or restricted stock units in exchange for stock options, stock appreciation rights or restricted stock units (as appropriate) to be granted by the Company. See “The Transaction Agreement — Treatment of Weyerhaeuser Equity Awards.”

Structure of the Company

Following the Transactions, the Company will be an independent public company, owned approximately 55% by Weyerhaeuser shareholders or former Weyerhaeuser shareholders and approximately 45% by former

Domtar shareholders, in each case on a fully diluted basis. The Company will be a holding company and will directly or indirectly own all shares or other equity interests in Newco (which will hold and operate the U.S. Weyerhaeuser Fine Paper Business), in Newco Canada Exchangeco (which will hold and operate the Canadian Weyerhaeuser Fine Paper Business) and in Domtar (which holds and operates the Domtar business) other than certain preferred shares of Domtar, which will remain outstanding, and other than the indirect interest in Domtar represented by the exchangeable shares issued by Newco Canada Exchangeco.

Accounting Treatment and Considerations

The Contribution and Distribution

To the extent Weyerhaeuser elects to effect the Distribution as a pro rata dividend, the Company will record the long-lived assets that it will receive from Weyerhaeuser, Weyerhaeuser Company Limited and Weyerhaeuser Saskatchewan Ltd. at the amount that the long-lived assets are carried on Weyerhaeuser’s consolidated financial statements, or at a lower amount if the fair value of Weyerhaeuser’s Fine Paper Business is lower than its carrying amount. Fair value is currently estimated based on the market price of Domtar common shares, the number of Domtar common shares that are outstanding, and the assumption that 55% of the outstanding shares of Company common stock on a fully diluted basis will be held by Weyerhaeuser shareholders or former Weyerhaeuser shareholders immediately after the consummation of the Arrangement. The Company will record all other assets and liabilities that it will receive from Weyerhaeuser, Weyerhaeuser Company Limited and Weyerhaeuser Saskatchewan Ltd. in a pro rata dividend at the amount that the assets and liabilities are carried on Weyerhaeuser’s consolidated financial statements.

To the extent Weyerhaeuser elects to effect the Distribution as an exchange offer, the Company will record any assets and liabilities received from Weyerhaeuser, Weyerhaeuser Company Limited or Weyerhaeuser Saskatchewan Ltd. in the exchange offer at fair value.

The Arrangement

The Company will account for the Arrangement using the purchase method of accounting, with the Company being treated as the acquiring entity for accounting purposes. As a result, the assets and liabilities of Domtar will be recorded at their estimated fair values as of the date that the Arrangement occurs. The total purchase price is currently estimated based on the market price of Domtar common shares and the number of Domtar common shares that are outstanding, plus other costs directly related to the Arrangement.

General

Our current estimate of the fair value of Weyerhaeuser’s Fine Paper Business and the total purchase price for Domtar could change based on fluctuations in the market price of Domtar common shares and changes in the number of Domtar common shares that are outstanding.

The estimates of the fair value of Weyerhaeuser’s Fine Paper Business and of the total purchase price for Domtar are for accounting purposes only and are not indicative of the price at which Company common stock will trade immediately after the consummation of the Arrangement or the value of Company common stock to be received by common shareholders of Domtar in connection with the Arrangement.

See “Unaudited Pro Forma Condensed Combined Financial Information of the Company,” “Where You Can Find More Information,” and the financial statements of the Company and the Weyerhaeuser Fine Paper Business and the notes thereto included elsewhere in this Information Statement.

Material U.S. Federal Income Tax Consequences

The following discussion summarizes the material U.S. federal income tax consequences of the Distribution to a beneficial owner of a Weyerhaeuser share that holds that Weyerhaeuser share as a capital asset for tax purposes. This discussion is of a general nature and does not purport to deal with all tax considerations that may be relevant to a holder or persons in special tax situations (including but not limited to tax-exempt entities, foreign entities, foreign trusts and estates and beneficiaries thereof, persons who acquire Weyerhaeuser common shares pursuant to the exercise of employee stock options or otherwise as compensation, insurance companies and dealers in securities). This discussion is based on laws, regulations, rulings, interpretations and decisions now in effect, all of which are subject to change, possibly on a retroactive basis. This summary does not address any estate, gift or other non-income tax consequences or any U.S. state or local or Canadian or other foreign tax consequences.

HOLDERS OF WEYERHAEUSER SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL, STATE, LOCAL AND CANADIAN, PROVINCIAL AND OTHER FOREIGN TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

If Weyerhaeuser elects to effect the Distribution as an exchange offer, Weyerhaeuser expects that consummation of the exchange offer will be conditioned on the absence of any condition or event that Weyerhaeuser reasonably believes could cause the exchange offer to be taxable to Weyerhaeuser or its shareholders under U.S. federal income tax laws.

Holders of Weyerhaeuser Common Shares

Weyerhaeuser has applied for a private letter ruling from the IRS to the effect that the Contribution and Distribution will qualify as tax-free to Weyerhaeuser, the Company and the holders of Weyerhaeuser common shares for U.S. federal income tax purposes under Sections 355, 368 and related provisions of the Code and receipt of this private letter ruling is a condition to the Distribution and the Arrangement. The Distribution and the Arrangement are also conditioned upon the receipt by Weyerhaeuser of an opinion of Cravath, Swaine & Moore LLP, counsel to Weyerhaeuser, to the effect that the Contribution and Distribution will be tax-free to Weyerhaeuser and the holders of Weyerhaeuser common shares under Sections 355 and 368 and related provisions of the Code. The opinion will be based on, among other things, certain assumptions and representations as to factual matters made by Weyerhaeuser, the Company and Domtar, which, if incorrect or inaccurate in any material respect, would jeopardize the conclusions reached by counsel in its opinion. The opinion will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion.

Subject to the discussion below with respect to the status of Weyerhaeuser as a “United States real property holding corporation,” if the Contribution and Distribution qualify as tax-free under Sections 355 and 368 of the Code, the Distribution will have the following tax consequences to holders of Weyerhaeuser common shares receiving Company common stock:

•	no gain or loss will be recognized by, and no amount will be included in the income of, holders of Weyerhaeuser common shares upon the receipt of Company common stock in the Distribution, except to the extent any cash is received instead of a fractional share of Company common stock in the Distribution;

•	the tax basis of the shares of Company common stock (including fractional shares) issued to a holder in the exchange offer will equal the tax basis of the Weyerhaeuser common shares exchanged therefor;

•	the tax basis of the shares of Company common stock (including fractional shares) issued to a holder as a pro rata dividend will be determined by allocating the basis of such holder in the Weyerhaeuser common shares with respect to which the pro rata dividend is made between such Weyerhaeuser common shares and the Company common stock in proportion to the relative fair market value of each on the date of the Distribution; and

•	the holding period of the Company common stock received by a holder of Weyerhaeuser common shares will include the holding period at the time of the Distribution of the Weyerhaeuser common shares with respect to which the shares of Company common stock were received.

Although a private letter ruling from the IRS generally is binding on the IRS, if the representations, assumptions or undertakings made in the letter ruling request are untrue or have been violated, then Weyerhaeuser will not be able to rely on the ruling, and the consequences described above would not apply and both Weyerhaeuser and its shareholders would be subject to tax. Furthermore, the IRS private letter ruling does not address all the issues that are relevant to determine whether the Contribution and Distribution will qualify for tax-free treatment. The issues not addressed by the private letter ruling are expected to be addressed by the opinion of legal counsel to Weyerhaeuser.

The Distribution would become taxable to Weyerhaeuser pursuant to Section 355(e) of the Code if 50% or more (by vote or value) of either the Weyerhaeuser equity securities or equity securities of the Company were acquired by persons other than Weyerhaeuser shareholders, directly or indirectly, as part of a plan or series of related transactions that included the Distribution. Because the Weyerhaeuser shareholders will own more than 50% of the Company common stock following the Arrangement, the Arrangement, by itself, will not cause the Distribution to be taxable to Weyerhaeuser under Section 355(e). However, if the IRS were to determine that other acquisitions of Weyerhaeuser equity securities or equity securities of the Company, either before or after the Distribution and the Arrangement, were part of a plan or series of related transactions that included the Distribution, such determination could result in the recognition of gain by Weyerhaeuser under Section 355(e). In any such case, the gain recognized by Weyerhaeuser likely would include the entire fair market value of the stock of the Company, and thus would be very substantial. In connection with the request for the IRS private letter ruling and the opinion of Weyerhaeuser’s counsel, Weyerhaeuser has represented that the Distribution is not part of any such plan or series of related transactions. In certain circumstances, under the tax sharing agreement, the Company would be required to indemnify Weyerhaeuser against tax-related losses to Weyerhaeuser that arise as a result of certain “Disqualifying Actions” after the Distribution and the Arrangement. See “Risk Factors — Risks Related to the Transactions — The Company may be affected by significant restrictions following the Transactions in order to avoid significant tax-related liabilities.” If Weyerhaeuser should recognize gain on the Distribution for reasons not related to a Disqualifying Action by the Company, Weyerhaeuser would not be entitled to be indemnified under the tax sharing agreement. Even if Section 355(e) were to cause the Distribution to be taxable to Weyerhaeuser, the Distribution would remain tax-free to holders of Weyerhaeuser common shares.

If a holder of Weyerhaeuser common shares receives cash instead of a fractional share of Company common stock, that holder will recognize gain or loss equal to the difference, if any, between its tax basis in the fractional share and the amount of cash received. The gain or loss generally will constitute capital gain or loss if the holding period for the Weyerhaeuser common shares with respect to which the shares of Company common stock were received in the Distribution is greater than 12 months as of the date of the Distribution.

It is not clear whether Weyerhaeuser is or has been a “United States real property holding corporation” (“USRPHC”) as defined under the provisions of Section 897 of the Code which were enacted under the Foreign Investment in Real Property Tax Act of 1980. A corporation generally is characterized as a USRPHC if the fair market value of the United States real property interests owned by the corporation and its subsidiaries equals or exceeds 50% of the sum of (i) the fair market value of the worldwide real property interests owned by the group and (ii) the other assets used or held for use by the group in a trade or business. We do not expect the Company to be a USRPHC immediately following the Transactions.

Any non-U.S. holder of Weyerhaeuser common shares who has owned, directly or indirectly, more than 5% of Weyerhaeuser common shares at any time during the shorter of the five-year period ending on the date of the Distribution and such non-U.S. holder’s holding period of Weyerhaeuser common shares (the “Testing Period”) will, if Weyerhaeuser is or has been a USRPHC at any time during the Testing Period, be subject to U.S. federal income tax (the “FIRPTA Tax”) at the regular graduated rates imposed under Section 897 of the Code on the gain that is inherent in the Weyerhaeuser common shares that are either exchanged for Company common stock in the exchange offer or deemed to be exchanged if the Company common stock is issued, in whole or in part, as a pro rata dividend. The gain recognized will equal the excess of (i) the sum of the amount of any cash received and the fair market value of the Company common stock received in the Distribution over (ii) the shareholder’s tax basis in the Weyerhaeuser common shares exchanged, or deemed to be exchanged, therefor. If a non-U.S. holder is subject to the FIRPTA Tax, such holder’s aggregate basis in the Company common stock received will equal the fair market value of such stock as of the effective time of the Distribution, and such holder’s holding period in the Company common stock received in the Distribution will begin the day after the effective time of the Distribution.

The FIRPTA Tax will not apply to any non-U.S. holder that has not owned, directly or indirectly, more than 5% of the Weyerhaeuser common shares at any time during the Testing Period. A non-U.S. holder subject to the FIRPTA Tax will be required to file a U.S. federal income tax return with the IRS.

Holders of Exchangeable Shares

We currently do not expect non-U.S. holders of exchangeable shares of Weyerhaeuser Company Limited to be subject to U.S. federal income tax or withholding tax on the receipt of the Company common stock as part of the Distribution. Holders of exchangeable shares of Weyerhaeuser Company Limited will, however, likely be subject to Canadian income or withholding tax on the receipt of Company common stock. As a holder of exchangeable shares, you should consult your own tax advisor as to the specific tax consequences that would result from your receipt and ownership of the Company common stock, including the application and effect of state, local and Canadian and other foreign tax laws and the possible effect of changes in the application and interpretation of federal or other tax laws.

Information Reporting

Current U.S. Treasury regulations require each “significant” Weyerhaeuser shareholder that receives stock in the Distribution to attach to the shareholder’s U.S. federal income tax return for the year in which the Distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the Distribution. A “significant” shareholder for these purposes includes a holder of Weyerhaeuser common shares that immediately before the Distribution owned: (i) at least 5% (by vote or value) of the total outstanding stock of Weyerhaeuser or (ii) securities in Weyerhaeuser with a basis of $1,000,000 or more. Shortly after the Distribution, Weyerhaeuser will provide these “significant” shareholders who will receive Company common stock in the Distribution with the information necessary to comply with that requirement and each such shareholder is required to retain permanent records of this information.

Conditions to the Transactions

Consummation of the Transactions is subject to customary closing conditions, including, among others:

•	the receipt of governmental approvals with respect to or the expiration or termination of any required waiting periods under (i) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with respect to which the waiting period has already been terminated, (ii) the Competition Act (Canada), with respect to which a no-action letter has been received from the Canadian Competition Bureau, and (iii) the Investment Canada Act;

•	the effectiveness of certain filings with the SEC;

•	the approval of the plan of arrangement by the Superior Court of Québec;

•	the receipt of a favorable ruling from the IRS;

•	the receipt of a tax opinion from Cravath, Swaine & Moore LLP;

•	entry into the credit facilities described under “Financing” and the receipt of the proceeds of a three-month unsecured term loan facility in a principal amount of $1.35 billion;

•	the approval for listing of the shares of Company common stock on the New York Stock Exchange;

•	the approval for listing of the exchangeable shares of Newco Canada Exchangeco on the Toronto Stock Exchange and the acceptance by the Toronto Stock Exchange that the Class B common shares of Newco Canada Exchangeco will, upon issuance, be listed and posted for trading;

•	the absence of any condition or event that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on Domtar or the Weyerhaeuser Fine Paper Business;

•	the representations and warranties of each of Weyerhaeuser and Domtar that are qualified as to materiality or material adverse effect being true and correct and those not so qualified being true and correct in all material respects, as of the date of the Transaction Agreement and as of the closing; and

•	the parties having performed in all material respects their respective obligations under the Transaction Agreement.

The Transactions are also subject to approvals by holders of Domtar common shares and preferred shares (“Domtar Shareholders”) and holders of Domtar stock options (“Domtar Optionholders”). In that connection, a special meeting of Domtar Shareholders and Domtar Optionholders will be convened to consider and, if deemed fit, approve the Transactions. The requisite approval for the Transactions is (i) 66 2/3% of the votes cast by Domtar Shareholders and Domtar Optionholders present in person or by proxy at the special meeting, and (ii) 66 2/3% of the votes cast by Domtar Shareholders present in person or by proxy excluding (A) Domtar Optionholders, (B) holders of Domtar common shares, which are pledged to secure loans provided pursuant to the Domtar Executive Stock Option and Share Purchase Plan, and (C) holders of Domtar common shares who are also Domtar Optionholders.

Listing and Trading of the Company Common Stock

We will apply for the listing of Company common stock on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “UFS.” The prices at which the Company common stock may trade cannot be predicted. See “Risk Factors — Risks Related to Ownership of Company Common Stock — The price of Company common stock may be volatile.”

Reason for Furnishing this Information Statement

This Information Statement is being furnished solely to provide information to Weyerhaeuser shareholders. It is not and is not to be construed as an inducement or encouragement to buy or sell any of our securities. We believe that the information contained in this Information Statement is accurate as of the date set forth on its cover. Changes may occur after that date, and we will not update the information except as may be required by applicable law or regulation or in the normal course of our public disclosure obligations and practices.

THE CONTRIBUTION AND DISTRIBUTION AGREEMENT

The following is a summary of material provisions of the Contribution and Distribution Agreement. This summary is qualified by reference to the Contribution and Distribution Agreement, which is incorporated by reference into this document. You are urged to read the Contribution and Distribution Agreement in its entirety. The Contribution and Distribution Agreement has been publicly filed with the SEC as an exhibit to Weyerhaeuser’s filing on Form 8-K on August 28, 2006. See “Where You Can Find More Information.”

The provisions of the Contribution and Distribution Agreement are qualified by information in confidential disclosure schedules. We do not believe that the disclosure schedules contain information that applicable securities laws require us to publicly disclose other than information that has already been so disclosed.

General

The Contribution and Distribution Agreement between Weyerhaeuser, the Company and Newco provides for, among other things, the principal corporate transactions required to effect the Contribution and the Distribution and certain other terms governing the relationship between Weyerhaeuser, the Company and Newco.

The Contribution

The Newco Contribution

Pursuant to the Contribution and Distribution Agreement, Weyerhaeuser will transfer to Newco certain of its fine paper and related assets to Newco, which include, subject to certain exceptions, the business, properties, assets, goodwill and rights (including lease, license and other contractual rights) of whatever kind and nature, real or personal, tangible or intangible, that are owned by Weyerhaeuser or its subsidiaries immediately prior to the Contribution and used or held for use primarily in the operation or conduct of the Weyerhaeuser Fine Paper Business.

Also pursuant to the Contribution and Distribution Agreement, Newco will assume certain of Weyerhaeuser’s fine paper and related liabilities, which include, subject to certain exceptions, all obligations, liabilities and commitments of any nature of Weyerhaeuser or its subsidiaries arising out of or primarily relating to the assets that are being transferred by Weyerhaeuser to Newco, the Weyerhaeuser Fine Paper Business or the operation or conduct of the Weyerhaeuser Fine Paper Business prior to, on or after the date of the Contribution.

The Contribution and Distribution Agreement defines the Weyerhaeuser Fine Paper Business to include, subject to certain exceptions, the following operations:

•	the uncoated free sheet and papergrade pulp operations conducted at Weyerhaeuser’s facilities in Hawesville, Kentucky; Marlboro, South Carolina; Kingsport, Tennessee; Johnsonburg, Pennsylvania; Rothschild, Wisconsin; Dryden, Ontario and Prince Albert, Saskatchewan (currently not in operation);

•	the chip mill, uncoated free sheet, papergrade pulp and fluff pulp operations conducted at Weyerhaeuser’s facility in Plymouth, North Carolina;

•	the papergrade and specialty pulp operations conducted at Weyerhaeuser Company Limited’s facilities in Kamloops, British Columbia;

•	the uncoated free sheet converting operations conducted at certain specified facilities of Weyerhaeuser;

•	the forms operations conducted at Weyerhaeuser’s facilities in Dallas, Texas; Indianapolis, Indiana; Langhorne, Pennsylvania; Rock Hill, South Carolina and Cerritos, California;

•	the coated groundwood and thermo-mechanical pulping operations conducted at Weyerhaeuser’s facility in Columbus, Mississippi;

•	the chip mill operations conducted at certain specified facilities of Weyerhaeuser;

•	the operations conducted at Weyerhaeuser’s facilities in Fort Mill, South Carolina;

•	the logging and forest management operations conducted pursuant to certain specified forest licenses;

•	the sawmill operations conducted at Weyerhaeuser’s facilities in Ear Falls, Ontario and in Big River, Saskatchewan; and

•	the operations conducted at Weyerhaeuser’s regional replenishment centers, warehouses and sales offices used in connection with any of the other operations referred to above.

The assets transferred and the liabilities assumed pursuant to the Contribution and Distribution Agreement exclude all assets and liabilities of Weyerhaeuser’s Canadian subsidiaries relating to the Weyerhaeuser Fine Paper Business, which will be transferred and assumed pursuant to a separate agreement among Weyerhaeuser’s Canadian subsidiaries and a Canadian subsidiary of Newco. See “The Canadian Asset Transfer Agreement.”

For a more detailed description of the assets and properties to be transferred to Newco, see “Business of the Company — Facilities and Properties.”

The Company Contribution

Prior to the Distribution and the Arrangement, Weyerhaeuser will contribute all the issued and outstanding limited liability company interests of Newco to the Company in exchange for:

•	$1.35 billion in cash; and

•	the issuance to Weyerhaeuser of a number of shares of Company common stock determined as set forth under “The Transactions — The Contribution — Determination of Number of Shares of Company Common Stock to be Issued to Weyerhaeuser.”

The Company Financing

The Contribution and Distribution Agreement provides that, prior to the Company Contribution, the Company will enter into a three-month unsecured term loan facility under which it will borrow a principal amount of $1.35 billion. This three-month unsecured term loan facility will be converted immediately following the consummation of the Transactions to be part of a new seven-year senior secured credit facility. We also intend to enter into a five-year senior secured revolving credit facility. See “Financing.”

Working Capital Adjustment

The Contribution and Distribution Agreement provides for an adjustment following the consummation of the Transactions to be paid by Weyerhaeuser or the Company, as the case may be, if the closing working capital of the Company falls outside certain parameters. If the closing working capital of the Company is less than $500 million, Weyerhaeuser will pay to the Company the amount by which the closing working capital is less than $500 million. If the closing working capital exceeds $600 million, the Company will pay to Weyerhaeuser the amount by which closing working capital exceeds $600 million. Subject to certain limitations, any disagreement between the parties as to the amount, if any, of the adjustment will be determined through arbitration by an independent accounting firm.

Payment with respect to Shared Accounts Receivable, Shared Accounts Payable and Shared Inventory

The Contribution and Distribution Agreement provides for a payment by Weyerhaeuser to the Company following the consummation of the Transactions in an amount equal to the sum of the amount of shared accounts receivable and the amount of shared inventory, minus the amount of shared accounts payable, in each case as reflected on the Company’s balance sheet as of the date of the consummation of the Transactions.

“Shared accounts receivable” refers to certain accounts receivable pursuant to which a payment is owed by a third party to the Weyerhaeuser Fine Paper Business and Weyerhaeuser’s other businesses, and “shared accounts payable,” refers to certain accounts payable pursuant to which a payment is owed collectively by the Weyerhaeuser Fine Paper Business and any of Weyerhaeuser’s other businesses to a third party. “Shared inventory” refers to certain finished pulp manufactured at facilities that are part of the Weyerhaeuser Fine Paper Business but that, on the date of the Contribution, is located at Weyerhaeuser facilities that are part of Weyerhaeuser’s other businesses.

The amount of this payment will be adjusted based on inventory reserves reflected on the Company’s balance sheet as of the date of the consummation of the Transactions. Subject to certain limitations, any disputes among the parties shall be resolved as a part of the arbitration by an independent accounting firm applicable to disputes with respect to the closing working capital statement.

Covenants

Weyerhaeuser, the Company and Newco have agreed to take and to refrain from taking certain actions following the consummation of the Transactions. These actions include:

•	Weyerhaeuser will not, and will not permit any of its subsidiaries to, waive or amend any confidentiality agreement between Weyerhaeuser or any of its subsidiaries and any third party to the extent such waiver or amendment adversely affects the confidentiality of information related to the Weyerhaeuser Fine Paper Business and, subject to certain conditions, Weyerhaeuser will, and will cause each of its subsidiaries to, enforce in accordance with its terms any such confidentiality agreement.

•	Following the Distribution, if the Company negotiates any changes in benefit levels or cost sharing that increase the retiree benefits under a collective bargaining agreement for Canadian employees that are intended to be transferred to Newco or any subsidiary of Newco, the Company will ensure that such changes will not apply to any persons who retired prior to the date of the Distribution. In the event that, notwithstanding this limitation, the Company negotiates any changes in benefit levels or cost sharing that increase the retiree benefits under a collective bargaining agreement for Canadian employees that were intended to be transferred to Newco or any subsidiary of Newco but who are not actually transferred to Newco or any subsidiary of Newco and who retired prior to the date of the Distribution, the Company will promptly reimburse Weyerhaeuser for all costs, expenses or liabilities resulting from such increase and will indemnify and hold harmless Weyerhaeuser and its affiliates for any liabilities arising in connection therewith.

•	Within specified time periods after the consummation of the Transactions, Newco will make all necessary filings and take all other necessary actions to discontinue any references to certain trade names owned by Weyerhaeuser that are not being transferred to Newco.

•	Newco will allow Weyerhaeuser to have reasonable access to the facility located in Plymouth, North Carolina for the purpose of removing a containerboard machine and related assets. Weyerhaeuser will complete this asset removal within one year of the date of the Distribution.

•	Subject to certain exceptions, for a period of three years after the date of the Distribution, Weyerhaeuser and its subsidiaries will not, directly or indirectly, engage in activities or businesses, or establish any new businesses, within North America that are substantially in competition with the uncoated free sheet operations (including uncoated free sheet converting operations) and the forms operations included in the Weyerhaeuser Fine Paper Business as conducted on the date of the Distribution.

•

Following the Distribution Date, Weyerhaeuser will cooperate, and will request its independent accountants to cooperate, with the Company in providing information for the preparation of any reports that are required to be filed by the Company with the SEC pursuant to Section 13 or 15(d) of the Exchange Act, with respect to any fiscal quarter up to and including the fourth complete fiscal quarter following the date of the Distribution. The Company and Newco, jointly and severally, will indemnify, defend and hold harmless Weyerhaeuser from and against any and all losses, under the Exchange Act or otherwise, in connection with these quarterly reports except to the extent arising or resulting from information provided by Weyerhaeuser for inclusion in these reports that is inaccurate or incomplete in any material respect.

Conditions to the Contribution and the Distribution

The obligations of Weyerhaeuser pursuant to the Contribution and Distribution Agreement to effect the Contribution and the Distribution are subject to the fulfillment (or waiver by Weyerhaeuser), at or prior to the date of the Contribution, of the condition that each of the parties to the Transaction Agreement has irrevocably confirmed to each other that each condition in the Transaction Agreement to such party’s respective obligations to effect the transactions contemplated thereby have been fulfilled or will be fulfilled at the time the Arrangement becomes effective or are waived. See “The Transactions — Conditions to the Transactions.”

Subsequent Transfers

The Contribution and Distribution Agreement provides that Weyerhaeuser will not be obligated to transfer to Newco, and Newco will not be obligated to accept or assume, any asset or liability intended to be transferred, assigned or assumed pursuant to the Contribution and Distribution Agreement until the time that all legal impediments are removed and/or all consents and/or governmental approvals necessary for the legal transfer and/or assumption thereof are obtained. If and when the legal impediments, consents or governmental approvals, the failure to remove or the absence of which caused the deferral of the transfer or assumption of the asset or liability, are removed or obtained, the transfer and assumption of the asset or liability will be promptly effected in accordance with the terms of the Contribution and Distribution Agreement, without the payment of additional consideration.

The Contribution and Distribution Agreement also requires that if, at any time following the date of the Contribution, Weyerhaeuser, the Company or Newco, will receive or otherwise possess any asset that is allocated to any other party pursuant to the agreement, Weyerhaeuser, the Company or Newco will promptly transfer this asset to the party so entitled thereto.

Mutual Release; Indemnification

Mutual Release of Pre-Closing Claims

Weyerhaeuser, on the one hand, and the Company and Newco, on the other hand, have each agreed to release the other from any and all claims that they may have which arise from any acts or events occurring or failing to occur or any conditions existing on or before the date of the Distribution. The mutual release is subject to specified exceptions set forth in the Contribution and Distribution Agreement. These exceptions include:

•	any liability assumed, transferred, assigned or allocated to Weyerhaeuser, the Company or Newco in accordance with, or any other liability of Weyerhaeuser, the Company or Newco under the Contribution and Distribution Agreement or any other agreement contemplated thereby;

•	any liability that the parties may have with respect to indemnification pursuant to the Contribution and Distribution Agreement for claims brought against the parties by third parties; and

•	any liability the release of which would result in the release of any third party.

Indemnification by the Company and Newco

The Company and Newco are obligated to indemnify, defend and hold harmless Weyerhaeuser, its subsidiaries, and each of their affiliates, officers, directors, employees and shareholders from and against all losses arising out of:

•	any liability assumed by Newco in connection with the Contribution;

•	any liabilities (including third-party claims) imposed on, sustained, incurred or suffered by any of the Weyerhaeuser indemnified parties arising out of or relating primarily to the Weyerhaeuser Fine Paper Business, the assets transferred to Newco in connection with the Contribution or the failure by Newco to pay, perform or otherwise promptly discharge any liabilities that are assumed by Newco in connection with the Contribution;

•	any claim that any action or omission by the Company or Newco after the date of the consummation of the Transactions gives rise to any severance or other similar benefits with respect to, or constitutes an actual or constructive termination or severance of employment of, any employee who is transferred to Newco;

•	any discontinuance, suspension or modification by the Company or Newco on or after the date of the Distribution of any employee benefit plan, program, arrangement or policy; and

•	any liabilities in respect of the financing described under “Financing” and all agreements relating to such financing.

Indemnification by Weyerhaeuser

Weyerhaeuser is obligated to indemnify, defend and hold harmless the Company, its subsidiaries and each of their affiliates, officers, directors, employees and shareholders from and against all losses arising out of:

•	any liability retained by Weyerhaeuser after the Contribution;

•	all liabilities (including third-party claims) imposed on, sustained, incurred or suffered by any of the Company indemnified parties arising out of or relating primarily to the Weyerhaeuser business (other than the Weyerhaeuser Fine Paper Business), the assets retained by Weyerhaeuser after the Contribution or the failure by Weyerhaeuser to pay, perform or otherwise promptly discharge any liabilities retained by Weyerhaeuser after the Contribution;

•	any fees, expenses or other payments incurred or owed by Weyerhaeuser to any agent, broker, investment banker or other firm employed by it in connection with the Transactions after the Company has paid the portion of such expenses for which it is responsible under the Transaction Agreement; and

•	any claim that certain actions taken prior to or on the date of the consummation of the Transactions give rise to any severance or other similar benefits with respect to, or constitute an actual or constructive termination or severance of employment of, any employee who is transferred to Newco or any employee of Weyerhaeuser who is not transferred to Newco.

The Contribution and Distribution Agreement provides that substantially similar indemnification provisions will apply to the parties to the Canadian Asset Transfer Agreement.

The indemnification provisions set forth in the Contribution and Distribution Agreement do not apply to any indemnification or other claims relating to taxes. Instead, these indemnification obligations are covered in the tax sharing agreement. See “Our Relationship With Weyerhaeuser After the Distribution — Tax Sharing Agreement.”

Insurance

Following the Distribution, the Company will be responsible for obtaining and maintaining its own insurance coverage and will no longer be an insured party under Weyerhaeuser’s insurance policies. If any damage, destruction or other casualty loss occurs after March 25, 2006 but prior to the date of the Distribution or any liability arises prior to the date of the Distribution that is to be assumed by Newco pursuant to the Contribution and Distribution Agreement, Weyerhaeuser will assert a claim under its insurance policies, and surrender to Newco after the date of the Distribution any insurance proceeds received by Weyerhaeuser under its insurance policies with respect to such damage, destruction, liability or loss, less any amount of cash or proceeds applied by Weyerhaeuser to the physical restoration of that asset or payment of that liability. The amount of the insurance proceeds to be so surrendered to Newco will also be reduced by the amount of any applicable deductibles and co-payment provisions or any payment, reinsurance or reimbursement obligations of Weyerhaeuser in respect thereof. The Contribution and Distribution Agreement provides that, during the three years following the date of the Distribution (or, if later, until the final resolution of any relevant claim relating to the Weyerhaeuser Fine Paper Business), Weyerhaeuser and its subsidiaries will not amend, terminate, buy-out, extinguish or otherwise modify their liability under any insurance policy in a manner that would adversely affect Newco’s rights as described above. The foregoing will, however, not require Weyerhaeuser to renew or keep from lapsing any insurance policy.

Amendments; No Third-Party Beneficiaries

The Contribution and Distribution Agreement may not be waived or amended by any party, unless the waiver or amendment is in writing and signed by both (i) the person against whom it is sought to enforce such waiver or amendment, and (ii) if such waiver or amendment occurs prior to the Effective Time, Domtar. Except for the provisions that provide for the consent of Domtar, which are for the benefit of Domtar, and certain other limited exceptions, nothing in the Contribution and Distribution Agreement is intended to or confers upon any person (other than the parties) any legal or equitable right, benefit or remedy of any nature whatsoever and no person (other than as so specified) will be a third-party beneficiary under or by reason of the Contribution and Distribution Agreement.

Termination

The Contribution and Distribution Agreement may be terminated by Weyerhaeuser prior to the date of the Distribution at any time following the termination of the Transaction Agreement. The Contribution and Distribution Agreement may otherwise only be terminated with the consent of Weyerhaeuser, the Company, Newco and, prior to the date of the Distribution, Domtar.

THE CANADIAN ASSET TRANSFER AGREEMENT

Prior to or on the date of the Contribution, Weyerhaeuser will cause Weyerhaeuser Company Limited and Weyerhaeuser Saskatchewan Ltd., two Canadian subsidiaries of Weyerhaeuser, to enter into an agreement with Newco Canada Exchangeco Sub (the “Canadian Asset Transfer Agreement”). Pursuant to the Canadian Asset Transfer Agreement, Weyerhaeuser Company Limited and Weyerhaeuser Saskatchewan Ltd. will transfer certain of their fine paper and related assets to Newco Canada Exchangeco Sub and Newco Canada Exchangeco Sub will assume certain of Weyerhaeuser Company Limited’s and Weyerhaeuser Saskatchewan Ltd.’s fine paper and related liabilities. The transfer and assumption of these Canadian assets and liabilities pursuant to the Canadian Asset Transfer Agreement will occur on substantially the same terms and conditions as set forth in the Contribution and Distribution Agreement described above.

THE TRANSACTION AGREEMENT

The following is a summary of material provisions of the Transaction Agreement. This summary is qualified in its entirety by reference to the Transaction Agreement, which is incorporated by reference into this document. You are urged to read the Transaction Agreement in its entirety. The Transaction Agreement has been publicly filed with the SEC as an exhibit to Weyerhaeuser’s filing on Form 8-K on August 28, 2006. See “Where You Can Find More Information.”

The provisions in the Transaction Agreement are qualified by information in confidential disclosure letters that Weyerhaeuser and Domtar have exchanged in connection with signing the Transaction Agreement. We do not believe that the disclosure letters contain information that applicable securities laws require us to publicly disclose other than information that has already been so disclosed.

General

The Company and Domtar will consummate an arrangement in accordance with Section 192 of the Canada Business Corporation Act that will result in the Company indirectly owning all of the outstanding Domtar common shares.

The Effective Time

The Arrangement will become effective on the date that the certificate of arrangement is issued under Section 192 of the Canada Business Corporations Act giving effect to the Arrangement. We refer to the time on which the Arrangement becomes effective as the “Effective Time.” The Distribution is expected to occur immediately prior to the Effective Time. The closing date of the Arrangement and the Distribution will be the date that is two business days after the satisfaction or waiver of the conditions precedent to the Arrangement and the Distribution or such other date as agreed between Weyerhaeuser and Domtar. See “The Transactions — Conditions to the Transactions.”

Arrangement Consideration

The Transaction Agreement provides that each Domtar common share that is not held by a holder who exercised its dissent rights will be exchanged, on a one-for-one basis, for one Class B common share of Newco Canada Exchangeco. Immediately following the exchange of Domtar common shares for Class B common shares, each Class B common share will be exchanged for one share of Company common stock. Certain Canadian holders of Class B common shares can elect to receive, instead of a share of Company common stock, an exchangeable share of Newco Canada Exchangeco, which will be exchangeable at any time at the option of the holder for a share of Company common stock. See “Description of Our Capital Stock — Exchangeable Shares and Special Voting Stock — Exchangeable Shares.” See also “— Treatment of Domtar Equity Awards” for a description of other arrangements affecting the consideration received by holders of Domtar common shares and equity awards as part of the Arrangement.

Corporate Offices

From and after the Effective Time, our head office will be located in Montréal, Canada, and the operational headquarters of the Company and its non-Canadian subsidiaries will be located in Fort Mill, South Carolina.

Related Transactions

The Transaction Agreement provides that, as a condition precedent to the Arrangement, Weyerhaeuser and the Company will consummate and effect, or cause to be consummated and effected, the Canadian Asset Transfer in accordance with the Canadian Asset Transfer Agreement and the Contribution and the Distribution in

accordance with the terms of the Contribution and Distribution Agreement. Also, under the terms of the Transaction Agreement, Weyerhaeuser, the Company and/or their respective subsidiaries agreed to each execute at or prior to the consummation of the Transactions a tax sharing agreement, an intellectual property license agreement, a transition services agreement, certain supply agreements and certain site services agreements. In addition, Weyerhaeuser and Newco agreed to negotiate in good faith and use commercially reasonable efforts to enter into a joint purchase agreement. See “Our Relationship With Weyerhaeuser After the Distribution.”

Representations and Warranties

The Transaction Agreement contains customary representations and warranties between Weyerhaeuser and the Company, on the one hand, and Domtar, on the other hand, which are substantially reciprocal. These representations and warranties relate to, among other things:

•	due organization, good standing and power;

•	subsidiaries and equity interests;

•	capital structure;

•	authority to enter into and perform the Transaction Agreement and the other agreements executed in connection therewith as well as the execution, delivery and enforceability of such agreements;

•	no conflicts, consents and governmental approvals;

•	securities law filings, financial statements and absence of undisclosed liabilities;

•	accuracy of information supplied;

•	absence of certain changes or events;

•	taxes;

•	benefit plans;

•	employment agreements and ERISA compliance;

•	labor matters;

•	litigation;

•	compliance with applicable laws;

•	brokers;

•	compliance with environmental laws;

•	title to properties;

•	intellectual property matters;

•	insurance;

•	material agreements;

•	opinion of financial advisors; and

•	real estate.

In addition, the Transaction Agreement also contains representations and warranties by Weyerhaeuser and the Company with respect to affiliate transactions and sufficiency of assets.

Many of the representations and warranties contained in the Transaction Agreement are subject to materiality qualifications, knowledge qualifications, or both, and none of the representations and warranties survive the Effective Time.

Conduct of Business Pending the Consummation of the Transactions

Each of Weyerhaeuser, the Company and Domtar have agreed to restrictions on its activities until the Effective Time. In general, each of Weyerhaeuser, the Company and Domtar (in the case of Weyerhaeuser, subject to certain exceptions, with respect to the Weyerhaeuser Fine Paper Business only) is required to conduct its business in the usual, regular and ordinary course in substantially the same manner as previously conducted and, to the extent consistent therewith, use all reasonable efforts to preserve intact its current business organization, maintain its material rights, licenses and permits, keep available the services of its current officers and employees and keep its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them to the end that its goodwill and ongoing business will be unimpaired in any material respect at the Effective Time.

In addition, Weyerhaeuser, the Company and Domtar have agreed to restrictions on certain activities and have undertaken certain obligations, in each case, after the Effective Time. For examples, see “— Non-Solicitation of Employees,” “— Directors and Officers Indemnification and Insurance,” “— Indemnification,” and “Our Relationship With Weyerhaeuser After the Distribution — Tax Sharing Agreement.”

Reasonable Best Efforts

The Transaction Agreement provides that each of the parties will use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions. Such actions include, without limitation:

•	the obtaining of all necessary or advisable actions or non-actions, waivers, consents, and approvals;

•	the making of all necessary registrations and filings pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Competition Act (Canada) and the Investment Canada Act;

•	the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental authority; and

•	the defending of any lawsuits or other legal proceedings.

The Transaction Agreement, however, does not require any of the parties to dispose of any of its assets or to limit its freedom of action with respect to any of its businesses, or to agree to such disposition or limitation, in order to obtain any consents, authorizations, permits or approvals or to remove any impediments to the Transactions relating to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Competition Act (Canada) and the Investment Canada Act or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding relating to such legislation, other than dispositions, consents, commitments, or limitations that individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on the Weyerhaeuser Fine Paper Business and the Domtar business, taken as a whole.

Employee Matters

The Transaction Agreement provides that Weyerhaeuser will transfer employees of the Weyerhaeuser Fine Paper Business to Newco. No employee who is not employed in the Weyerhaeuser Fine Paper Business will be transferred. Employees of the Weyerhaeuser Fine Paper Business who are on short or long term disability (other than certain Canadian union employees) and U.S. employees on workers compensation will not be transferred until such time as they are determined to be no longer eligible for short or long term disability or workers compensation benefits and will then be offered comparable employment by Newco. With respect to employees that are employed in both the Weyerhaeuser Fine Paper Business and Weyerhaeuser’s other businesses, Weyerhaeuser and Domtar will cooperate to determine which employees or new hires are needed to operate the Weyerhaeuser Fine Paper Business.

Newco and Newco Canada Exchangeco Sub will generally assume pre-closing employment and employee benefit plan liabilities relating to employees of the Weyerhaeuser Fine Paper Business other than liabilities under

Weyerhaeuser’s stock plans, U.S. pension liabilities, Canadian pension liabilities with respect to non-union employees and pre-closing liabilities under applicable health and welfare plans, which will, subject to certain exceptions, be retained by Weyerhaeuser, Weyerhaeuser Company Limited or Weyerhaeuser Saskatchewan Ltd. Weyerhaeuser Company Limited and Weyerhaeuser Saskatchewan Ltd. will transfer and Newco Canada Exchangeco Sub will assume certain Canadian pension plans relating to the Weyerhaeuser Fine Paper Business.

As of the Effective Time, employees that are transferred to Newco will no longer participate in Weyerhaeuser’s compensation and benefit plans but will participate in compensation and benefit plans of Newco or its subsidiaries that are substantially as favorable in the aggregate as Weyerhaeuser’s compensation and benefit plans were, except that certain disabled Canadian union employees will continue to participate in the Weyerhaeuser disability plans until they are no longer eligible for such benefits. Newco will reimburse Weyerhaeuser for costs associated with the continued participation by these employees in Weyerhaeuser’s disability plans. All prior service with Weyerhaeuser and its subsidiaries and any predecessor companies, and all participant elections, pre-existing conditions, co-payments and deductibles recognized, covered or credited under Weyerhaeuser’s benefit plans will be recognized, covered and credited under benefit plans of Newco and its subsidiaries other than for purposes of benefit accrual under any defined benefit pension plans.

Non-Solicitation of Employees

Under the terms of the Transaction Agreement, Weyerhaeuser and Domtar each agree not to, and not to permit their respective affiliates to, directly or indirectly, employ or attempt to employ any employee of Weyerhaeuser or any subsidiary of Weyerhaeuser (in the case of Domtar) or any employee of Newco or any subsidiary of Newco (in the case of Weyerhaeuser) for a period of two years after the Effective Time. These restrictions do not apply to the placement of “help wanted” advertisements, postings on internet job sites and searches by employment search companies that are not specifically targeting employees of Weyerhaeuser, any subsidiary of Weyerhaeuser, Newco or any subsidiary of Newco.

Treatment of Domtar Equity Awards

The Transaction Agreement provides that, and the Arrangement (when consummated) will provide that:

•	Each Domtar stock option granted before January 1, 2006 (whether vested or unvested) will be exchanged, on the same terms and conditions as were applicable under the Domtar stock option, for an option to purchase a number of shares of Company common stock (rounded down to the nearest whole number) of equivalent value determined using the Black-Scholes option pricing model based on assumptions that are consistent with Domtar’s 2005 financial statements, and having an exercise price per share equal to the volume-weighted average (rounded to the nearest 1/10,000) of the trading prices of the Domtar common shares on the New York Stock Exchange as reported by Bloomberg Financial Markets for the last trading day immediately prior to the Distribution (rounded up to the nearest whole cent). The effect of this exchange will be to reduce the number of Company stock options subject to outstanding Domtar stock options granted prior to January 1, 2006 by more than 50% and to reduce the exercise price of the exchanged options to the then-current market value of Domtar’s common shares.

•	Each Domtar stock option granted after January 1, 2006 (whether vested or unvested) will be exchanged, on the same terms and conditions as were applicable under the Domtar stock option, for an option to purchase that number of shares of Company common stock equal to the number of Domtar common shares subject to the Domtar stock option and the exercise price per share will be equal to the exercise price per share of such option immediately prior to the exchange.

•	Each outstanding right to be granted bonus Domtar common shares under the Domtar Executive Stock Option and Share Purchase Plan (except those cancelled as described below) will be exchanged, on a one-for-one basis, for a right to be granted bonus shares of Company common stock.

•	Each outstanding award of restricted Domtar common shares will be exchanged for Class B common shares of Newco Canada Exchangeco, which will then be exchanged, on a one-for-one basis, on the same terms and conditions as applied to the Domtar restricted share awards, for awards of restricted shares of Company common stock (or awards of restricted exchangeable shares of Newco Canada Exchangeco, as the case may be).

•	Each outstanding grant of deferred share units and each outstanding grant of performance share units (if any) with respect to Domtar common shares will be exchanged on a one-for-one basis, on the same terms and conditions as applied to the Domtar deferred share unit or the performance share unit (with appropriate adjustments to the performance criteria applicable to any performance share unit to give effect to the Transactions), for deferred share units or performance share units, as applicable, with respect to shares of Company common stock.

The Transaction Agreement also provides that, and the Arrangement (when consummated) will provide that, subject to and upon consummation of the Transactions, Domtar will forgive the balance of any loan extended to a current or former employee under the Domtar Executive Stock Option and Share Purchase Plan in connection with the exercise of rights to purchase Domtar common shares thereunder in an amount equal to the excess of the loan amount (plus any outstanding interest) over the fair value of the Domtar common shares pledged as security for the loan. Each current or former employee with an outstanding loan will be required to return the pledged shares to Domtar for cancellation in repayment of the remaining portion of his or her loan and any rights to receive bonus common shares granted in connection with his or her exercise of rights to purchase Domtar common shares under the plan will be extinguished. Any outstanding forward purchase contracts for Domtar common shares entered into between Domtar and a current or former employee under the Domtar Executive Stock Option and Share Purchase Plan will also be cancelled as of the date of the consummation of the Transactions. Any rights to receive bonus common shares granted in connection with those contracts will also be cancelled. Domtar will also provide the employees an amount sufficient to cover any taxes payable by the employees in connection with any loan forgiveness and/or cancellation of any share purchase contract pursuant to the Arrangement.

Treatment of Weyerhaeuser Equity Awards

The Transaction Agreement provides that each employee of Weyerhaeuser who will become an employee of the Company and holds one or more Weyerhaeuser stock options, stock appreciation rights and/or restricted stock units will be given the opportunity to elect to either continue to hold all of his or her Weyerhaeuser stock options, stock appreciation rights and/or restricted stock units in accordance with their terms or surrender all of his or her Weyerhaeuser stock options, stock appreciation rights and/or restricted stock units in exchange for stock options, stock appreciation rights and/or restricted stock units (as appropriate) to be granted by the Company. With respect to those Weyerhaeuser employees who will become employees of the Company and who elect to exchange their Weyerhaeuser stock options, stock appreciation rights and/or restricted stock units for stock options, stock appreciation rights and/or restricted stock units (as appropriate) to be granted by the Company immediately prior to the Distribution:

•

Each outstanding Weyerhaeuser stock option (whether vested or unvested) will be surrendered to Weyerhaeuser in exchange for an option granted by the Company to acquire, on the same terms and conditions as were applicable to the Weyerhaeuser stock option, a number of shares of Company common stock (rounded down to the nearest whole share), determined by multiplying the number of Weyerhaeuser common shares subject to the Weyerhaeuser stock option by a fraction, the numerator of which is the volume-weighted average (rounded to the nearest 1/10,000) of the trading prices of Weyerhaeuser common shares on the New York Stock Exchange as reported by Bloomberg Financial Markets for the last trading day immediately prior to the date on which the Weyerhaeuser common shares begin to trade ex-dividend with respect to the Distribution (if the Distribution is effected as a pro-rata dividend) or the date of the Distribution (if the Distribution is effected in whole or in part as an exchange offer) and the denominator of which is the volume-weighted average (rounded to the nearest

1/10,000) of the trading prices of Domtar common shares on the New York Stock Exchange as reported by Bloomberg Financial Markets for the last trading day immediately prior to the date of the Distribution (this fraction is referred to as the “exchange ratio”).

•	Each outstanding Weyerhaeuser stock appreciation right (whether vested or unvested) will be surrendered to Weyerhaeuser in exchange for a stock appreciation right granted by the Company with respect to a number of shares of Company common stock (rounded down to the nearest whole share) determined by multiplying the number of shares of Weyerhaeuser common stock subject to the Weyerhaeuser stock appreciation right by the exchange ratio.

•	Each outstanding Weyerhaeuser restricted stock unit will be surrendered to Weyerhaeuser in exchange for a restricted stock unit granted by the Company with respect to a number of shares of Company common stock determined by multiplying the number of shares of Weyerhaeuser common stock subject to the Weyerhaeuser restricted stock unit by the exchange ratio.

•	Each Company stock option and each Company stock appreciation right so granted will have an exercise price (rounded up to the nearest whole cent) determined by dividing the per share exercise price of the corresponding Weyerhaeuser option or stock appreciation right by the exchange ratio.

Non-Solicitation; Superior Proposal; Break-Up Fee

Subject to certain exceptions, Domtar has agreed in the Transaction Agreement that it will not solicit offers by any third parties to effect a business combination with any third party. The Transaction Agreement also provides for certain procedures regarding any acquisition proposals that may be made by third parties and for the payment by Domtar of a $62 million break-up fee to Weyerhaeuser in the event the Transaction is not completed under certain circumstances.

Directors and Officers Indemnification and Insurance

Under the terms of the Transaction Agreement, the parties have agreed that for a period of six years following the Transactions, the Company will indemnify and hold harmless, and provide advancement of expenses to, all past and present directors or officers of Domtar, Newco and their respective subsidiaries, and each individual who prior to the Effective Time becomes a director or officer of Domtar, Newco and their respective subsidiaries, to the maximum extent allowed under applicable law in respect of acts or omissions that occurred at or prior to the Effective Time and, in the case of directors and officers of Newco, related to the Newco Business or in connection with the Transactions.

The Transaction Agreement further requires that, for six years following the Effective Time, subject to certain limitations, the Company will maintain in effect, for the same persons as referenced in the preceding paragraph, policies of directors’ and officers’ liability insurance of at least the same coverage and containing terms and conditions which are, in the aggregate, no less advantageous to the insured as the current policies maintained by Domtar or Weyerhaeuser, with respect to claims arising from acts or omissions that occurred at or prior to the Effective Time and, in the case of directors and officers of Newco, related to the Newco Business or in connection with the Transactions.

Conditions to the Consummation of the Transactions

The respective obligations of Weyerhaeuser, the Company and Domtar to consummate the Transactions are subject to the satisfaction or waiver of various conditions. For more information on these conditions, see “The Transactions — Conditions to the Transactions.”

Termination

The Transaction Agreement may be terminated by the mutual written consent of each party thereto. Additionally, either Weyerhaeuser or Domtar may terminate the Transaction Agreement in the following circumstances:

•	if the Transactions have not been consummated on or before August 21, 2007, unless the failure to consummate the Transactions is the result of a material breach of the Transaction Agreement, the Contribution and Distribution Agreement or certain other agreements contemplated thereby by the party seeking to terminate the Transaction Agreement;

•	if Domtar has failed to obtain the required vote at the meeting of Domtar Shareholders and Optionholders;

•	if any law has been passed that makes consummation of the Transactions illegal or otherwise prohibited or if any injunction, order or decree enjoining Weyerhaeuser or Domtar from consummating the Transactions has been entered that has become final and non-appealable; or

•	if any condition to the obligation of such party to consummate the Transactions has become incapable of satisfaction prior to August 21, 2007, unless the failure of that condition is the result of a breach of the Transaction Agreement, the Contribution and Distribution Agreement or certain other agreements contemplated thereby by the party seeking to terminate the Transaction Agreement.

Weyerhaeuser may terminate the Transaction Agreement at any time prior to the Effective Time in the following circumstances:

•	if Domtar breaches or fails to perform in any respect any of its representations, warranties or covenants contained in the Transaction Agreement, the Contribution and Distribution Agreement or certain other agreements contemplated thereby, resulting in a failure of a condition to Weyerhaeuser’s obligation to effect the Transactions, and such breach cannot be or has not been cured within 30 days after the giving of written notice to Domtar of such breach (provided that Weyerhaeuser or Newco is not then in material breach of any representation, warranty or covenant contained in the Transaction Agreement, the Contribution and Distribution Agreement or certain other agreements contemplated thereby); or

•	if the board of directors of Domtar has failed to recommend, withdrawn, modified or changed in a manner adverse to Weyerhaeuser its approval or recommendation of the Transaction Agreement or the Arrangement or has recommended an acquisition proposal by a third party.

Domtar may terminate the Transaction Agreement at any time prior to the Effective Time in the following circumstances:

•	if Weyerhaeuser or the Company breaches or fails to perform in any respect of any of its representations, warranties or covenants contained in the Transaction Agreement, the Contribution and Distribution Agreement or certain other agreements contemplated thereby, resulting in a failure of a condition to Domtar’s obligation to effect the Transactions, and such breach cannot be or has not been cured within 30 days after the giving of written notice to Weyerhaeuser of such breach (provided that Domtar is not then in material breach of any representation, warranty or covenant contained in the Transaction Agreement, the Contribution and Distribution Agreement or certain other agreements contemplated thereby); or

•	in order to enter into a definitive written agreement with respect to a superior proposal, provided that Domtar notifies Weyerhaeuser of the acquisition proposal in accordance with the Transaction Agreement and, unless an event has occurred and is continuing that has a material adverse effect on the Weyerhaeuser Fine Paper Business, pays to Weyerhaeuser the break-up fee described under “— Non-Solicitation; Superior Proposal; Break-Up Fee.”

Indemnification

Under the Transaction Agreement, Domtar and the Company are obligated to jointly and severally indemnify Weyerhaeuser and its affiliates and each of their respective officers, directors, employees, shareholders and representatives against all losses and expenses to the extent arising out of or resulting from any of the following:

•	any breach by Domtar of the representation that none of the information supplied or to be supplied by Domtar for inclusion or incorporation by reference in the Domtar proxy statement or certain Weyerhaeuser or Company SEC filings (including the Company’s filing on Form 10 to which this Information Statement is attached as an exhibit) will, at the time each such document is filed with the Canadian Securities Administrators or the SEC, as applicable, at any time it is amended or supplemented or at the time it becomes effective under applicable Canadian securities legislation, the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading;

•	any violation of the Securities Act, the Exchange Act, any applicable Canadian securities legislation, any applicable corporate laws with respect to the Arrangement or the approval of the Transactions by the Domtar shareholders, except to the extent such violation results from a breach by Weyerhaeuser of any of its representations and warranties or covenants set forth in the Transaction Agreement, the Contribution and Distribution Agreement or certain other agreements contemplated thereby;

•	any claim brought by third parties alleging that the consummation of the Transactions violated any agreement, arrangement, commitment or understanding (including any debt instrument) to which Domtar or any affiliate of Domtar is or was a party; and

•	any claim brought by shareholders or former shareholders of Domtar in their capacity as shareholder or former shareholder, except to the extent such claim results from a breach by Weyerhaeuser of any of its representations and warranties or covenants set forth in the Transaction Agreement, the Contribution and Distribution Agreement or certain other agreements contemplated thereby.

Under the Transaction Agreement, Weyerhaeuser is obligated to indemnify Domtar, its affiliates and each of their respective officers, directors, employees or shareholders against all losses and expenses to the extent arising out of or resulting from any of the following:

•	any breach by Weyerhaeuser of the representation that none of the information supplied or to be supplied by Weyerhaeuser or the Company for inclusion or incorporation by reference in the Domtar proxy statement or certain Weyerhaeuser or Company SEC filings (including the Company’s filing on Form 10 to which this Information Statement is attached as an exhibit) will, at the time each such document is filed with the Canadian Securities Administrators or the SEC, as applicable, at any time it is amended or supplemented or at the time it becomes effective under applicable Canadian securities legislation, the Securities Act, or the Exchange Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading;

•	any violation of the Securities Act, the Exchange Act or any applicable corporate laws with respect to the Distribution, except to the extent such violation results from a breach by Domtar of any of its representations and warranties or covenants set forth in the Transaction Agreement, the Contribution and Distribution Agreement or certain other agreements contemplated thereby;

•	any claim brought by third parties alleging that the consummation of the Transactions violated any agreement, arrangement, commitment or understanding (including any debt instrument) to which Weyerhaeuser or any affiliate of Weyerhaeuser is or was a party; and

•	any claim brought by shareholders or former shareholders of Weyerhaeuser in their capacity as shareholder or former shareholder, except to the extent such claim results from a breach by Domtar of any of its representations and warranties or covenants set forth in the Transaction Agreement, the Contribution and Distribution Agreement or certain other agreements contemplated thereby.

Amendments; No Third-Party Beneficiaries

The Transaction Agreement may be amended by the parties thereto at any time, provided, that after the Distribution, no amendment is permitted that by law requires further approval by the stockholders of the Company or Domtar without the further approval of these stockholders. The Transaction Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties thereto. The Transaction Agreement is not intended to confer upon any person other than the parties thereto any rights or remedies.

Expenses

The Transaction Agreement provides that all fees and expenses incurred in connection with the Transactions will be paid by the party incurring such fees or expenses, provided, that in the event the Transactions are consummated, the Company will reimburse Weyerhaeuser for (i) all fees and expenses incurred in connection with the financing described under “Financing,” (ii) up to 50% of all fees and expenses incurred in connection with the separation of certain facilities that will be owned in part by Weyerhaeuser or its subsidiaries and in part by the Company or its subsidiaries after the Effective Time, and (iii) up to an amount of $28 million of all fees and expenses incurred in connection with the Transactions. The Transaction Agreement also provides that Weyerhaeuser and the Company will each be responsible for 50% of the capital expenditures and one-time start-up expenses incurred by either party in connection with the actions required to separate certain facilities. In addition, the tax sharing agreement provides that all transfer taxes incurred in connection with the Transactions will be paid by the Company.

OUR RELATIONSHIP WITH WEYERHAEUSER AFTER THE DISTRIBUTION

General

The Company and Weyerhaeuser, or their respective subsidiaries, will enter into various agreements that will govern the ongoing relationships between Weyerhaeuser and the Company and provide for an orderly transition after the consummation of the Transactions. Certain of these agreements are summarized below. These summaries are qualified by reference to the agreements.

Tax Sharing Agreement

General Ordinary Course Taxes

The tax sharing agreement will govern both Weyerhaeuser’s and the Company’s rights and obligations after the Distribution with respect to taxes for both pre- and post-Distribution periods. Under the tax sharing agreement, Weyerhaeuser generally will be required to indemnify the Company for any taxes attributable to all pre-Distribution periods and the Company will be required to indemnify Weyerhaeuser for any taxes attributable to its operations for all post-Distribution periods.

Distribution-Related Taxes

The Company will generally be required to indemnify Weyerhaeuser against any tax resulting from the Distribution if that tax results from Disqualifying Actions, including those involving (1) an issuance, redemption, recapitalization or repurchase of the Company’s equity securities or the involvement of the Company, its subsidiaries or certain affiliates of the Company in acquisitions of the Company’s equity securities (excluding the Distribution and the Arrangement described in this Information Statement), (2) other actions or omissions (such as those described in the following paragraph) by the Company, its subsidiaries or certain of its affiliates or (3) any undertakings by the Company referred to in the tax sharing agreement being breached. If Weyerhaeuser should recognize gain on the Distribution for reasons not related to a Disqualifying Action by the Company, Weyerhaeuser would be responsible for such taxes and would not be entitled to indemnification by the Company under the tax sharing agreement.

In addition, to preserve the tax-free treatment to Weyerhaeuser of the Distribution, for a two year period following the date of the Distribution, the following actions will be subject to restrictions:

•	redemption, recapitalization, repurchase or acquisition by the Company of its capital stock;

•	issuance by the Company of capital stock or convertible debt;

•	liquidation of the Company;

•	discontinuance of the operations of the Weyerhaeuser Fine Paper Business;

•	sale or disposition of (other than in the ordinary course of business) all or a substantial part of the Weyerhaeuser Fine Paper Business; or

•	other actions, omissions to act or transactions that could jeopardize the tax-free status of the Distribution.

The Company will be permitted to take any of the actions described above in the event that the Company receives the prior written consent of Weyerhaeuser. Should the taking of such actions by the Company undermine the tax-free status of the Distribution and result in tax related losses to Weyerhaeuser, the Company generally will be required to indemnify Weyerhaeuser for such losses, without regard to whether Weyerhaeuser has given the Company prior consent.

Administrative Matters

The tax sharing agreement will set forth Weyerhaeuser’s and the Company’s respective obligations with respect to the filing of tax returns, the administration of tax contests, assistance and cooperation and other matters.

Intellectual Property License Agreement

Pursuant to the intellectual property license agreement, Weyerhaeuser will grant Newco a fully paid-up, royalty free, non-exclusive license to use certain intellectual property and technology that is used in the Weyerhaeuser Fine Paper Business but retained by Weyerhaeuser. If Newco makes modifications or improvements to any retained intellectual property, Newco will have sole and exclusive ownership of such modifications and improvements. If Weyerhaeuser makes modifications or improvements to any retained intellectual property, Weyerhaeuser will have sole and exclusive ownership of such modifications and improvements.

The license for the retained intellectual property and technology extends (i) for the period during which retained patents and any renewals thereof are in force with respect to each retained patent, (ii) for the period during which retained copyrights are in force with respect to each retained copyright, and (iii) indefinitely with respect to retained technology.

Transition Services Agreement

Pursuant to the transition services agreement, Weyerhaeuser, Weyerhaeuser Company Limited or certain third parties with whom Weyerhaeuser has a contractual arrangement will provide services to the Company relating to finance and administration, human resources, payroll and information technology and any other areas as they agree to enable the Company to manage an orderly transition in its operation of the Weyerhaeuser Fine Paper Business. The transition services agreement will terminate when all of the terms of the services have expired or otherwise terminated. Generally, the transition services are initially priced at cost but the prices paid to Weyerhaeuser will be subject to an escalating cost structure. With respect to finance, administration, human resources and payroll services, the service fee will increase by 25% after 6 months and by 50% after 12 months. With respect to information technology services, the service fee will increase by 25% after 18 months and by 50% after 24 months.

Supply Agreements

The Company and Weyerhaeuser, or their respective subsidiaries, will enter into a pine chip supply agreement, a hog fuel supply agreement, a coated groundwood fiber supply agreement, a Canadian fiber supply agreement and a slush pulp supply agreement.

Pursuant to the pine chip supply agreement, Weyerhaeuser will supply approximately 350,000 tons of softwood residual chips annually to Newco’s Plymouth, North Carolina mill for an initial period of one year, subject to renewal for an additional four year term, at a price to be negotiated annually.

Pursuant to the hog fuel supply agreement, Weyerhaeuser will supply approximately 106,000 tons of hog fuel annually to Newco’s Plymouth, North Carolina mill for an initial period of one year, subject to renewal for an additional four year term, at a price to be negotiated annually.

Pursuant to the Columbus coated groundwood fiber supply agreement, Weyerhaeuser will supply approximately 3,100 tons of softwood chips to Newco’s Columbus, Mississippi mill for a period commencing at the Effective Time and ending on May 31, 2007.

Pursuant to the Canadian fiber supply agreement, Newco Canada Exchangeco Sub will provide fiber to Weyerhaeuser Company Limited’s Kenora and Wawa mills in Ontario and Weyerhaeuser Saskatchewan Ltd.’s Carrot River, Hudson Bay Plywood and Hudson Bay OSB mills in Saskatchewan, and Weyerhaeuser Company Limited and Weyerhaeuser Saskatchewan Ltd. may provide fiber to Newco Canada Exchangeco Sub’s pulp mill in Kamloops, British Columbia (and its mill in Prince Albert, Saskatchewan if it re-opens) and hog fuel to Newco Canada Exchangeco Sub’s Dryden, Ontario mill. The term of the Canadian fiber supply agreement will be between 5 and 20 years, subject to the duration of the relevant forest licenses. The volume of fiber to be supplied in any year (other than to the Kenora, Ontario mill) will be similar to the volumes supplied during the preceding five years. 120,000 cubic meters of fiber per year will be supplied to the Kenora, Ontario mill. Actual volumes will be determined annually. Increases or decreases of allowable harvest under the relevant forest licenses will be shared proportionately among Newco Canada Exchangeco Sub, Weyerhaeuser Company Limited and Weyerhaeuser Saskatchewan Ltd. Prices will be negotiated in advance based on fair market value taking into account prevailing local market price for similar fiber on similar terms.

Pursuant to the slush pulp supply agreement, Weyerhaeuser’s Columbus, Mississippi pulp mill will provide 75,000 tons per year of slush pulp to Newco’s Columbus, Mississippi coated groundwood mill at a market price adjusted for freight allowances, avoided bale and processing costs and a market-based discount for a period of one year, subject to annual renewal.

Site Services Agreements

The Company and Weyerhaeuser, or their respective subsidiaries, will enter into site services agreements with respect to certain facilities that will be owned in part by Weyerhaeuser or its subsidiaries and in part by the Company or its subsidiaries after the Effective Time.

Pursuant to a site services agreement relating to Newco’s Columbus, Mississippi coated groundwood mill, Weyerhaeuser will agree, subject to certain conditions, to provide Newco with certain products and services, including parking, temporary use of Weyerhaeuser roads, and steam, electricity, gas, air and water and effluent handling services, in each case at a price based on fully allocated costs. Weyerhaeuser will also lease certain office space at Weyerhaeuser’s Columbus, Mississippi facility to Newco pursuant to an annually renewable lease so long as Newco does not sell products that compete with products manufactured by Weyerhaeuser at the facility. The rent payable under this lease will equal the actual average regional cost for comparable commercial office leases in the area.

Pursuant to a site services agreement relating to Newco’s Plymouth, North Carolina mill, Newco will agree, subject to certain conditions, to provide Weyerhaeuser with certain products and services, including steam for a period not to exceed two years or until another alternative is available to Weyerhaeuser, electricity for a period not to exceed one year or until Weyerhaeuser establishes its own electricity supply for its neighboring sawmill, access for Weyerhaeuser employees to Newco’s exercise facilities, fire water for a period not to exceed one year, stormwater handling services, and effluent handling services for a period not to exceed one year, in each case at a price based on fully allocated costs.

Pursuant to a site services agreement relating to Newco Canada Exchangeco Sub’s Kamloops, British Columbia mill, Weyerhaeuser Company Limited will agree to allow Newco Canada Exchangeco Sub to use Weyerhaeuser Company Limited’s weigh scales and Newco Canada Exchangeco Sub will agree to provide Weyerhaeuser Company Limited access to its gravel pit for an indefinite period of time and to its landfill for a period of seven years, in each case at a price based on fully allocated costs.

Joint Purchase Agreement

The Contribution and Distribution Agreement provides that Weyerhaeuser and Newco will in good faith negotiate and use commercially reasonable efforts to enter into a joint purchase agreement to obtain the benefit of combined bulk purchases from various suppliers.

FINANCING

Financing Commitments

On August 22, 2006, the Company, Domtar, J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc. entered into a commitment letter. The financing commitments provided for by the commitment letter are subject to customary conditions, including the absence of any state of facts, change, effect, condition, development, event or occurrence that has been or would reasonably be likely to be material and adverse to (A) the business, assets, properties, condition (financial or otherwise), or results of operations of Domtar and its subsidiaries or of Newco and its subsidiaries, in each case taken as a whole, or of their respective business, operations and affairs, subject to certain exceptions, or to (B) the ability of any of Domtar, Weyerhaeuser or Newco to perform their respective obligations under the Transaction Agreement or related documents or consummate the Transactions. The Company has agreed to pay J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc. certain fees in connection with the transactions contemplated by the commitment letter and has agreed to indemnify J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc. and their respective affiliates against certain liabilities.

The commitment letter provides for a financing commitment of an aggregate amount of up to $2.775 billion, consisting of the following:

•	a five-year senior secured revolving credit facility to be available to the Company, Newco and Domtar in a principal amount of $750 million, up to $350 million (or the Canadian dollar equivalent thereof) of which may be borrowed by Domtar; and

•	a three-month unsecured term loan facility to be available to the Company in a principal amount of $1.35 billion, which, upon consummation of the Transactions, will be converted to be part of a new seven-year senior secured term loan facility to be available to the Company in an aggregate amount up to $1.7 billion, which may be increased at the option of the Company by incremental loans to be available to the Company and Domtar of up to $325 million to the extent necessary to refinance the existing accounts receivable securitization of Domtar and/or to redeem notes if tendered pursuant to a change of control offer with respect to Domtar’s $125 million 9.5% Debentures due August 2016.

Immediately prior to the Company Contribution, the Company will draw down the three-month unsecured term loan facility to finance the $1.35 billion cash payment by the Company to Weyerhaeuser as consideration for the Company Contribution. Following the consummation of the Transactions, the $1.35 billion three-month unsecured term loan facility will be converted to be part of the seven-year senior secured term loan facility. The proceeds of the seven-year senior secured term loan facility will be used to finance a portion of the Transactions, including fees, expenses and obligations related to or triggered by the Transactions. The five-year senior secured revolving credit facility may be used by the Company, Newco and Domtar for working capital needs and for general corporate purposes, and a portion will be available for letters of credit and swingline loans. The seven-year senior secured term loan facility and the five-year senior secured revolving credit facility are referred to herein as the “senior secured credit facilities.”

Proposed Terms of the Senior Secured Credit Facilities

We expect that the senior secured credit facilities closing date will be in February 2007, with the funding under the three-month unsecured term loan facility to occur immediately prior to the Company Contribution and the funding under the seven-year senior secured term loan facility to occur contemporaneously with the consummation of the Transactions. However, entering into these credit facilities and any funding under the facilities will remain subject to customary conditions.

Guarantors

The Company’s direct and indirect, existing and future, U.S. wholly-owned subsidiaries will serve as guarantors of the senior secured credit facilities for any obligations thereunder of the Company and Newco, subject to exceptions for U.S. subsidiaries of Domtar and other exceptions to be agreed. Domtar’s direct and indirect, existing and future, wholly-owned subsidiaries, as well as the Company and Newco will serve as guarantors of Domtar’s obligations as a borrower under the new senior secured credit facilities, subject to exceptions to be agreed.

Security

The obligations of the Company and Newco (and the obligations of the U.S. guarantors) in respect of the senior secured credit facilities and any hedge agreements or cash management arrangements entered into with a lender thereunder will be secured by all of the equity interests of certain of the Company’s direct and indirect U.S. subsidiaries (other than the U.S. subsidiaries of Domtar) and 65% of the equity interest of the Company’s direct and indirect “first-tier” foreign subsidiaries, and a perfected first priority security interest in substantially all of the Company’s and its direct and indirect U.S. subsidiaries’ (other than the U.S. subsidiaries of Domtar) tangible and intangible assets, except for those assets as to which the administrative agent will determine in its reasonable discretion that the costs of obtaining a security interest therein are excessive in relation to the value of the security to be afforded thereby. The obligations of Domtar (and the obligations of foreign guarantors) in respect of the senior secured credit facilities and any hedge agreements or cash management arrangements entered into with a lender thereunder will be secured by all of the equity interests of the Company’s direct and indirect subsidiaries, and a perfected first priority security interest, lien and hypothec in substantially all tangible and intangible assets of the Company, its direct and indirect subsidiaries, and tangible and intangible assets of Domtar, its direct and indirect subsidiaries, except for those assets as to which the administrative agent determines in its reasonable discretion that the costs of obtaining a security interest therein are excessive in relation to the value of security to be afforded thereby and the amount of indebtedness to be secured and subject to certain limitations if such a security interest would require Domtar to equally and ratably secure its existing indebtedness.

Interest Rates

With respect to loans (other than swingline loans) under the senior secured credit facilities denominated in U.S. dollars, the Company, Newco or Domtar, as the case may be, may elect to make borrowings at an annual rate based either on (A) (i) in the case of the Company and Newco, the alternative base rate (which means the greater of (x) the rate of interest publicly announced by JPMorgan Chase Bank, N.A. as its prime rate, and (y) the federal funds effective rate from time to time in effect plus 0.5%), and (ii) in the case of Domtar, the U.S. base rate (which means a fluctuating rate of interest which is equal at all times to the greater of (x) the reference rate of interest (however designated) of the administrative agent under the facilities for determining interest chargeable by it on U.S. dollar commercial loans made in Canada, and (y) the federal funds effective rate from time to time in effect plus 0.5%), or (B) LIBOR (which means the rate, adjusted as appropriate for statutory reserve requirements for Eurocurrency liabilities, for U.S. dollar deposits appearing on page 3750 of the Telerate screen for a period, selected by the applicable borrower, equal to one, two, three or six months or such longer period if all of the lenders so agree) plus, in each case, the applicable margin.

With respect to revolving loans (other than swingline loans) under the senior secured credit facilities denominated in Canadian dollars, Domtar will be entitled to make borrowings at an annual rate per annum equal to the Canadian prime rate (which means the greater of (i) the rate of interest publicly announced by JPMorgan Chase Bank, N.A. under the facilities from time to time as its reference rate then in effect for determining interest rates on Canadian dollar commercial loans made in Canada, and (ii) the average annual rate as determined by the administrative agent as being the “BA 1 month” rates applicable to bankers’ acceptances in Canadian dollars displayed and identified as such on the “Reuters screen CDOR page” at approximately 10:00 A.M. (Toronto time) on such day, or if such day is not a business day, then on the immediately preceding business day, plus 1.0%) plus the applicable margin. If the Canadian prime rate does not appear on the Reuters screen CDOR page, then such rate shall be selected as of the immediately preceding business day for which such rate was available.

In addition, Domtar may issue bankers’ acceptances denominated in Canadian dollars for acceptance and, at Domtar’s option, purchase by the lenders at the discount rate (which means (i) for certain agreed lenders, the average discount rate of bankers’ acceptances having periods identical to the period of such bankers’ acceptance as quoted on Reuters screen CDOR page as of approximately 10:00 A.M. (Toronto time) on such day, or if such day is not a business day, then on the immediately preceding business day, and (ii) for other lenders, the rate determined by JPMorgan Chase Bank, N.A. under the facilities as being the arithmetic average (rounded upwards to the nearest multiple of 0.01%) of the discount rates, calculated on the basis of a year of 365 days, of certain agreed reference lenders established in accordance with their normal practices at or about 10:00 A.M. (Toronto time) on the issuance date of such bankers’ acceptance, for bankers’ acceptances having maturities identical to the maturities of such bankers’ acceptances so long as the discount rate of such other lenders will not exceed for any issue the discount rate established pursuant to (i) above plus 0.1% per annum). The acceptance fee, payable on the date of acceptance, shall be calculated at a rate per annum equal to the applicable margin and shall be denominated in Canadian dollars.

Interest on the loans will be calculated on the basis of a year of 365 or 366 days (or 360 days, in the case of loans accruing interest based on LIBOR, and solely 365 days, in the case of bankers’ acceptances) for actual days elapsed.

The applicable margin means a percentage determined on the closing date of the Transactions equal to:

•	if the Company’s senior secured long-term debt is rated greater than or equal to BB- and Ba3 on such date (in each case with a stable outlook),

•	1% per annum in the case of loans accruing interest based on the alternative base rate, the U.S. base rate or the Canadian prime rate; and

•	2% per annum in the case of a loans accruing interest based on LIBOR or in the case of bankers’ acceptance.

•	if the Company’s senior secured long-term debt is not rated at least BB- and Ba3 on such date (in each case with a stable outlook),

•	1.25% per annum in the case of loans accruing interest based on the alternative base rate, the U.S. base rate or the Canadian prime rate; and

•	2.25% per annum in the case of a loans accruing interest based on LIBOR or in the case of a bankers’ acceptance.

With respect to any borrowings under the five-year senior secured revolving credit facility, the applicable margin will be subject to change after the Company has delivered financial statements for the first full fiscal quarter after the closing date of the Transactions in amounts to be agreed based on the achievement of performance targets or credit ratings.

Amortization Payments

The loans outstanding under the seven-year senior secured term loan facility will be repayable in quarterly installments equal to 1% per annum for the first six years and nine months with the unpaid principal balance to be due on the seventh anniversary of the closing date of the Transactions.

Interest and Fee Payments

Interest will be payable (i) in the case of loans accruing interest based on LIBOR, on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period, and (ii) for loans accruing interest based on the alternative base rate, the U.S. base rate or the Canadian prime rate, quarterly in arrears on the last business day of each quarter. In addition, a commitment fee will be payable calculated at a rate equal to 0.375% per annum on the average daily amount of the unused revolving credit commitment and at a rate equal to 0.75% per annum on the average daily amount of the unused commitment to make incremental loans.

Maturity

The seven-year senior secured term loan facility will mature on the date that is seven years after the closing date of the Transactions. The five-year senior secured revolving credit facility will mature on the date five years after the closing date of the Transactions or with respect to any borrowing for which the relevant borrower so elects, a date which is on or prior to five years after the closing date of the Transactions and prior to 365 days after such borrowing is made.

Prepayments

Optional prepayments of borrowings under the senior secured credit facilities and optional reductions of the unutilized portion of the five-year senior secured revolving credit facility will be permitted at any time in minimum amounts to be agreed upon by the parties in each case without premium or penalty. In addition, subject to certain exceptions to be agreed upon by the parties, 100% of the net cash proceeds from asset sales and the incurrence of debt and, subject to reduction based on the achievement of certain leverage targets to be agreed upon by the parties, 50% of excess cash flow will be required to be applied to prepay the term loans under the senior secured credit facilities.

Covenants

Under the terms of the senior secured credit facilities, after the consummation of the Transactions, the Company will be required to meet certain financial tests, including a minimum interest coverage ratio and a maximum leverage ratio. In addition, the Company will agree to covenants that, among other things, will limit its ability and the ability of its subsidiaries to make capital expenditures and will place restrictions on other matters customarily restricted in senior secured loan agreements, including restrictions on indebtedness, liens (including sale and leasebacks and guarantee obligations), fundamental changes, sales or disposition of property or assets, investments (including loans, advances, guarantees and acquisitions), transactions with affiliates, hedge agreements, dividends and other payments in respect of capital stock, changes in fiscal periods, environmental activity, payments and modifications of other material debt instruments, negative pledge clauses and clauses restricting subsidiary distributions, changes in lines of business, and amendments to the transaction documents to the extent that any such amendment would be materially adverse to the interests of the lenders. Furthermore, the senior secured credit facilities will contain representations and warranties and affirmative covenants customarily contained in senior secured loan agreements.

Other

The senior secured credit facilities will contain customary events of default, including payment defaults, material inaccuracy of representations and warranties, covenant defaults (subject, in the case of certain covenants to a grace period of 30 days), cross-defaults, certain bankruptcy events, certain ERISA-related events, material judgments, change in control, and actual or asserted invalidity of the definitive financing documentation or any guarantee, security document or subordination provisions or non-perfection of security interest. If an event of default occurs, the lenders under our senior secured credit facilities would be entitled to take various actions, including acceleration of amounts due under our senior secured credit facilities and all actions permitted to be taken by a secured creditor.

The senior secured credit facilities will also contain customary provisions protecting the lenders against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy and other requirements of law and from the imposition of or changes in withholding or other taxes and indemnifying the lenders for “breakage costs” incurred in connection with, among other things, any prepayment of a loan accruing interest based on LIBOR on a day other than the last day of an interest period with respect thereto.

DIVIDEND POLICY

We do not intend to pay dividends for the foreseeable future. In addition, our ability to pay dividends will be restricted by current and future agreements governing us and our subsidiaries’ debt, including our senior secured credit facilities. See “Risk Factors — Risks Related to Ownership of Company Common Stock — You will not receive dividends for the foreseeable future.” and “Financing — Proposed Terms of the Senior Secured Credit Facilities.”

SELECTED HISTORICAL COMBINED FINANCIAL DATA OF THE COMPANY

The Company is a newly formed holding company organized for the sole purpose of indirectly holding the Weyerhaeuser Fine Paper Business and consummating the Arrangement with Domtar. This Information Statement describes the Company as if it held the Weyerhaeuser Fine Paper Business (indirectly through Newco) for all periods and dates presented but not as if it held the Domtar business. The following combined balance sheet data of the Company as of the last Sunday of December 2005 and 2004 and combined statement of operations data for each of the fiscal years ended the last Sunday of December 2005, 2004 and 2003 have been derived from the audited financial statements of the Weyerhaeuser Fine Paper Business. The combined balance sheet data of the Company as of the last Sunday of December 2003, 2002 and 2001 and the combined statement of operations data for the fiscal years ended the last Sunday of December 2002 and 2001 have not been audited. The combined balance sheet data of the Company as of the last Sunday of September 2006 and 2005 and the combined statement of operations data for the thirty-nine week periods then ended have been derived from the Weyerhaeuser Fine Paper Business’ unaudited financial statements. This information is only a summary and you should read the table below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company” and the financial statements of the Company and the Weyerhaeuser Fine Paper Business and the notes thereto included elsewhere in this Information Statement.

	Thirty-Nine Weeks Ended,		Year Ended,
U.S. GAAP/U.S. dollar	September 24, 2006	September 25, 2005	December 25, 2005	December 26, 2004	December 28, 2003	December 29, 2002	December 30, 2001
(Dollars in millions)	(Unaudited)	(Unaudited)				(Unaudited)	(Unaudited)
Combined Statement of Operations Data:
Sales	$2,433	$2,456	$3,267	$3,026	$2,854	$2,801	$1,525
Charges for restructuring, closure of facilities, and goodwill impairment	766	4	538	17	24	—	—
Operating income (loss)	(711)	7	(578)	(41)	(96)	69	(34)
Net income (loss)	(718)	9	(478)	(17)	(67)	57	(17)

	September 24, 2006	September 25, 2005	December 25, 2005	December 26, 2004	December 28, 2003	December 29, 2002	December 30, 2001
	(Unaudited)	(Unaudited)			(Unaudited)	(Unaudited)	(Unaudited)
Combined Balance Sheet Data:
Total assets	$4,073	$5,549	$4,970	$5,565	$5,649	$5,590	$2,426
Long-term obligations	30	24	22	27	32	37	—
Business Unit equity	2,957	4,194	3,773	4,261	4,316	4,303	1,257

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE COMPANY

The following discussion and analysis describes the Company as if it held the Weyerhaeuser Fine Paper Business (indirectly through Newco) for all periods and dates presented but not as if it held the Domtar business.

The following discussion and analysis presents the factors that had a material effect on the results of operations of the Company during the thirty-nine-week periods ended the last Sunday of September 2006 and 2005 and the fiscal years ended the last Sunday of December 2005, 2004 and 2003.

The pro forma information in this discussion gives effect to the Transactions (including the Arrangement) and certain pro forma adjustments described under “Pro Forma Condensed Combined Financial Information of the Company.” The Company’s pro forma operating results are not indicative of the operating results that the Company would have achieved had the Transactions actually taken place at the dates indicated, and do not purport to indicate what the Company’s future financial position or operating results will be. The Company’s future operating results and financial position may differ materially from the pro forma condensed combined financial information of the Company due to various factors, including those described under “Risk Factors” and “Pro Forma Condensed Combined Financial Information of the Company.” As discussed in “Pro Forma Condensed Combined Financial Information of the Company,” the Company has not completed the detailed valuation studies necessary to determine the required estimates of the fair value of Domtar’s assets that will be acquired and liabilities that will be assumed by the Company. Accordingly, the estimates of fair value of these assets and liabilities will change when the Company completes its valuation studies.

You should read this discussion in conjunction with the historical financial statements of the Company and the Weyerhaeuser Fine Paper Business and the notes to those statements and the unaudited pro forma condensed combined financial information and the notes to the pro forma condensed combined financial information of the Company included elsewhere in this Information Statement.

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. See “Special Note Concerning Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.

Introduction

As more fully described in this Management’s Discussion and Analysis of Financial Condition and Results of Operations, the results of operations of the Company after the Transactions will be significantly different than the results of operations of the Company prior to the Transactions. This difference results from, among other things, the separation from Weyerhaeuser and the combination with Domtar.

This Management’s Discussion and Analysis of Financial Condition and Results of Operations is intended to provide investors with an understanding of the historical performance of the Company, its financial condition and its prospects.

Overview

We principally manufacture and sell fine paper, including uncoated free sheet and coated groundwood. We operate six uncoated free sheet mills in the United States and two in Canada (one of which is currently not in operation) and one coated groundwood mill in the United States. We also manufacture papergrade pulp at several of our paper mills, fluff pulp at a pulp mill in Plymouth, North Carolina and papergrade pulp and specialty pulp at a pulp mill in Kamloops, British Columbia. Fluff pulp and specialty pulp are sold to third parties. Papergrade pulp is sold to the extent we have greater capacity for pulp production than is required for internal use at our paper mills. The sale of papergrade pulp to third parties allows for optimization of pulp capacity while reducing overall manufacturing costs. We operate two sawmills in Canada (one of which is currently not in operation) and hold forest licenses to support our Canadian paper, pulp and lumber operations. Wapawekka Lumber Limited Partnership, in which we own a 51% equity interest, also has one sawmill in Canada (which is currently not in operation).

Our segments are:

•	pulp and fine paper, which manufactures and sells pulp, uncoated free sheet and coated groundwood to wholesalers, retailers and industrial users;

•	softwood lumber, which manufactures and sells softwood lumber for residential construction; and

•	other, which sells logs and manages certain forest licenses in Canada and conducts other ancillary activities.

Separation of the Weyerhaeuser Fine Paper Business from Weyerhaeuser

The Weyerhaeuser Fine Paper Business is currently operated by Weyerhaeuser but will be transferred to Newco and Newco Canada Exchangeco Sub prior to the Distribution and the Arrangement. Weyerhaeuser will subsequently transfer the limited liability company interests in Newco to the Company and distribute all the issued and outstanding shares of Company common stock to its shareholders. Weyerhaeuser will effect the Distribution, at its election, as a pro rata dividend, as an exchange offer or as a combination of both. See “The Transactions — The Contribution” and “The Transactions — The Distribution.”

We are a newly formed holding company organized for the sole purpose of holding the Weyerhaeuser Fine Paper Business and consummating the Arrangement with Domtar. We have had no operations prior to the Contribution. Following the Transactions, we will be an independent public company, owned approximately 55% by Weyerhaeuser shareholders or former Weyerhaeuser shareholders and approximately 45% by former Domtar shareholders, in each case on a fully diluted basis. We will be a holding company and will directly or indirectly own all shares or other equity interests in Newco (which will hold and operate the U.S. operations of the Weyerhaeuser Fine Paper Business), in Newco Canada Exchangeco (which will hold and operate the Canadian operations of the Weyerhaeuser Fine Paper Business) and in Domtar (which holds and operates the Domtar business) other than certain preferred shares of Domtar, which will remain outstanding.

To the extent Weyerhaeuser elects to effect the Distribution as a pro rata dividend, we will record the long-lived assets that we will receive from Weyerhaeuser, Weyerhaeuser Company Limited and Weyerhaeuser Saskatchewan Ltd. at the amount that the long-lived assets are carried on Weyerhaeuser’s consolidated financial statements, or at a lower amount if the fair value of Weyerhaeuser’s Fine Paper Business is lower than its carrying amount. We will record all other assets and liabilities that we will receive from Weyerhaeuser, Weyerhaeuser Company Limited and Weyerhaeuser Saskatchewan Ltd. in connection with a pro rata dividend at the amount that the assets and liabilities are carried on Weyerhaeuser’s consolidated financial statements.

To the extent Weyerhaeuser elects to effect the Distribution as an exchange offer, we will record any assets and liabilities received from Weyerhaeuser, Weyerhaeuser Company Limited or Weyerhaeuser Saskatchewan Ltd. in connection with the exchange offer at fair value. See “The Transactions — Accounting Treatment and Considerations.”

Although Weyerhaeuser will not have a continuing proprietary interest in the Company after the consummation of the Transactions, we will enter into several agreements with Weyerhaeuser and/or certain of its subsidiaries in connection with the Transactions, including a tax sharing agreement, an intellectual property licensing agreement, a transition services agreement, supply agreements and site services agreements. We also expect to enter into a joint purchase agreement with Weyerhaeuser. See “Our Relationship With Weyerhaeuser After The Distribution.” These agreements will enable the Company to conduct the Weyerhaeuser Fine Paper Business promptly following the completion of the Transactions.

Combination with Domtar

Following the Distribution, we will consummate a plan of arrangement with Domtar in accordance with Section 192 of the Canada Business Corporation Act that will result in the Company directly or indirectly owning all of the outstanding Domtar common shares. See “The Transactions — The Arrangement.”

We will account for the Arrangement using the purchase method of accounting, with the Company treated as the acquiring entity for accounting purposes. As a result, the assets and liabilities of Domtar will be recorded at their estimated fair values as of the date that the Arrangement occurs. See “The Transactions — Accounting Treatment and Considerations.”

Factors Affecting Results of Operations

The results of operations and cash flows of the Company will be affected by several factors including industry cyclicality affecting market prices for pulp and fine paper, continued long-term decline in demand, the impact of closures and imports on supply, charges associated with restructurings, closures and the impairment of goodwill, the impact of prices for energy and raw materials on product margins (especially those related to fiber, chemical costs, transportation and energy-related costs), fluctuations in foreign currency exchange rates, lumber export taxes and/or countervailing and antidumping duties, and income taxes. See “Risk Factors” for a more detailed discussion of the risks related to the Company’s industries and business after the consummation of the Transactions.

Industry Cyclicality

Historically, our operating results have been affected by a variety of market conditions that influence demand and pricing for our products. The overall level of demand for fine paper is affected by, among other things, levels of white-collar employment. Accordingly, we believe that our financial results depend in large part on general macroeconomic conditions in North America, as well as on regional economic conditions in the geographic markets in which we operate. These factors, such as the health of the economy and the strength of the U.S. dollar, are cyclical in nature. As a result, revenues in the pulp and paper industry and in our business tend to be cyclical, with periods of shortage and rising market prices, leading to increased production and increased industry investment until supply exceeds demand. Those periods are then typically followed by periods of reduced market prices and excess and idled capacity until the cycle is repeated. The global economy grew at a healthy pace in 2005 and into 2006.

See “Risk Factors — Risks Related to the Company’s Industries and Business after the Consummation of the Transactions — The paper products industry is highly cyclical. Fluctuations in the prices of and the demand for the Combined Company’s products could result in smaller profit margins and lower sales volumes.”

Long-Term Decline in Demand

Although, historically, demand for uncoated free sheet, like demand for paper products generally, has correlated positively with general economic activity, over the past six years, demand for some paper grades has decreased as the use of electronic transmission and document storage alternatives has become more widespread. In 2005, demand for uncoated free sheet in North America decreased approximately 4% compared to 2004. In addition, demand for paper grades produced by the Company has been declining as a result of competition from other grades of paper that we do not produce, such as uncoated groundwood.

See “Risk Factors — Risks Related to the Company’s Industries and Business after the Consummation of the Transactions — Some of the Combined Company’s products are vulnerable to long-term declines in demand due to competing technologies or materials.”

Impact of Closures and Imports on Supply

Industry supply of commodity pulp and paper products is affected by the number of operational or idled facilities, the building of new capacity and the shutting down of existing capacity. Capacity also tends to increase gradually over time without significant capital expenditures, as manufacturers implement production efficiencies. Generally, more capacity is added or employed when supply is tight and margins are relatively high, and capacity is idled or eliminated when supply significantly exceeds demand and margins are poor. Margins tend to decrease with lower capacity utilization because of downward price pressure and because fixed costs attributable to a product are spread across lower volumes.

While new capacity additions are constrained by the high capital investment and long lead times required to plan, obtain regulatory approvals for and build a new mill, a favorable pricing environment may prompt manufacturers to initiate expansion projects.

Faced with declining demand, rising costs (especially energy costs) and, in some cases, a rising Canadian dollar, several North American paper producers, including Weyerhaeuser, announced facility closures that decreased or will decrease supply. In 2005, Weyerhaeuser announced the indefinite closure of its pulp and paper mill at Prince Albert, Saskatchewan together with its vertically-integrated sawmill facilities as well as a paper machine at the Dryden, Ontario mill.

Industry supply of commodity pulp and papers is also influenced by the level of imports and overseas production capacity, which has grown in recent years and is expected to continue to grow. While the weakness of the U.S. dollar has mitigated the level of imports in recent years, a strengthening in the U.S. dollar is likely to increase imports of commodity wood products and papers from overseas, thereby offsetting domestic capacity rationalization and putting downward pressure on prices.

Charges associated with the Restructurings, Closures and the Impairment of Goodwill

As more fully described herein, the comparability of our operating results across periods in our pulp and fine paper segment has been affected by certain significant charges associated with restructurings, closures and the impairment of goodwill as follows:

	Thirty-nine weeks ended,		Year ended,
(Dollars in millions)	September 24, 2006	September 25, 2005	December 25, 2005	December 26, 2004	December 28, 2003
	(Unaudited)	(Unaudited)
Charges for restructuring, closure of facilities and impairment of goodwill:
Pulp and Fine Paper	$765	$3	$461	$16	$24
Softwood Lumber	1	1	74	—	—
Other	—	—	3	1	—

Total charges for restructuring, closure of facilities and impairment of goodwill	$766	$4	$538	$17	$24

We review the carrying value of our long-lived assets and goodwill when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable through future operations. In addition, goodwill is assessed annually in the fourth quarter for impairment.

We periodically review the performance of our facility portfolio. If it appears unlikely that a facility will achieve a desired level of financial performance, the facility may be subject to a “fix, sale or close” assessment. This assessment or any other event that calls into question the future cash generation capability of a facility also triggers a review to determine if there has been an impairment of the carrying value of the facility. In recent years this process has led to the shutdown of one facility and of several paper machines, and the recording of significant asset impairment charges and severance costs. During the fourth quarter of 2005, Weyerhaeuser announced an indefinite closure of the Prince Albert, Saskatchewan mill and one of the two paper machines at the Dryden, Ontario mill due to poor market conditions and recognized charges of $534 million in connection with the closure. It is possible that we will incur additional charges and costs in future periods should such triggering events occur.

As of December 25, 2005, the carrying amount of goodwill for the pulp and fine paper segment was $760 million, which included $749 million related to the fine paper operations and $11 million related to pulp operations. Weyerhaeuser announced in April 2006 that it was considering alternatives for the Weyerhaeuser Fine Paper Business that ranged from continuing to hold and operate the assets to a possible sale or other disposition. In connection with this announcement, Weyerhaeuser received information that indicated that the carrying value of fine paper operations exceeded the fair value of such operations. Based on an evaluation of the value of assets and liabilities relating to fine paper operations, Weyerhaeuser believed that the implied value of fine paper goodwill was zero. Weyerhaeuser recognized a charge of $749 million in 2006 for the impairment of goodwill associated with fine paper operations. Further restructuring activities, protracted economic weakness or poor operating results, among other factors, could trigger an impairment of $11 million of goodwill related to pulp operations at some future date.

Impact of Prices for Energy and Raw Materials on Product Margins

Most of our pulp and paper products are commodity products that are widely available and can be readily produced by our competitors. Because commodity products have few distinguishing qualities from producer to producer, competition for these products is primarily based on price, which is determined by supply relative to demand. Generally, market conditions beyond our control determine the price for our commodity products, and the price for any one or more of these products may fall below our cash production costs. Therefore, our profitability with respect to these products depends on managing our cost structure, particularly energy and raw material costs, which also exhibit commodity characteristics.

We consume substantial amounts of energy such as electricity, natural gas, fuel oil, coal and hog fuel (wood waste) and raw materials such as chemicals and fiber. There can be no assurance that there will not be substantial increases in the price, or less availability, of energy and raw material sources in the future or that we can pass on any such increases through increases in the price of our products.

On average, industry prices for uncoated free sheet increased in 2005 compared to 2004 and continued to rise in 2006. Margins declined from 2004 to 2005 despite the increase in prices as costs increased at a faster pace than prices. In 2006, margins improved as price increases were implemented that exceeded cost escalation.

See “Risk Factors — Risks Related to the Company’s Industries and Business after the Consummation of the Transactions — An increase in the cost of the Combined Company’s purchased energy or chemicals would lead to higher manufacturing costs, thereby reducing its margins.”

Fluctuations in Foreign Currency Exchange Rates

Sales of pulp and fine paper by our Canadian manufacturing facilities are invoiced in U.S. dollars in accordance with industry practice; therefore, no currency effects are presented in our analysis of the change in net sales for our pulp and paper operations. However, we are exposed to changes in foreign currency exchange rates because most of the costs relating to our Canadian pulp and paper business are incurred in Canadian dollars. As a result, any decrease in the value of the U.S. dollar relative to the Canadian dollar will reduce our profitability. Through much of the periods presented in this analysis, the value of the U.S. dollar has been declining relative to the Canadian dollar.

See “— Factors Affecting Results of Operation — Fluctuations in Foreign Currency Exchange Rates” and “Risk Factors — Risks Related to the Company’s Industries and Business after the Consummation of the Transactions — The Combined Company will be affected by changes in currency exchange rates.”

Lumber Export Taxes and/or Countervailing and Antidumping Duties

The Weyerhaeuser Fine Paper Business paid countervailing and antidumping duties on softwood lumber that it exported from Canada into the United States of $2 million, $6 million, $7 million, $8 million and $15 million in the thirty-nine weeks ended September 24, 2006 and September 25, 2005 and the years ended

December 25, 2005, December 26, 2004 and December 28, 2003, respectively. The United States and Canada reached a final settlement to this long-standing dispute in 2006. Under the settlement agreement, a Canadian export tax was instituted that requires Canadian softwood lumber exporters to pay the tax when the price of lumber is at or below a threshold and Canadian softwood lumber exporters received refunds of approximately 81% of countervailing and antidumping duties paid between 2002 and 2006. Under present market conditions, Canadian softwood lumber exports are subject to a 15% export charge, which may rise to 22.5% in the event a province exceeds its total allotted export share. The export charge will be included in costs of products sold in our statements of operations and will reduce the margins earned on sales of softwood lumber. The Weyerhaeuser Fine Paper Business received a refund of countervailing and antidumping duties of $65 million and recognized the refund as income in the fourth quarter of 2006.

See “Risk Factors — Risks Related to the Company’s Industries and Business after the Consummation of the Transactions — The Combined Company may be required to pay significant lumber export taxes and/or countervailing and antidumping duties.”

Income Taxes

Under current U.S. tax law, the ability to use tax credits from the production of non-conventional fuel would be phased out ratably if the average annual domestic wellhead price published by the U.S. Department of Energy (“DOE”) is $53 to $67 per barrel (in 2005 dollars) and would be fully phased out if the top end of the price range is reached. Based on domestic wellhead prices at the end of the third quarter of 2006, we expect to be in the phase out range for 2006. Total phase out would result in an incremental loss of approximately $7.6 million in tax credits from the production of non-conventional fuel through September 24, 2006.

As of December 25, 2005, the Weyerhaeuser Fine Paper Business had foreign net operating loss carryforwards of $319 million that will expire during the period from 2010 to 2013. The deferred tax asset associated with the foreign net operating loss carryforwards is $109 million, reduced by a valuation allowance of $108 million. As a result of the Canadian Asset Transfer, the foreign net operating loss carryforwards will not transfer to the Company. Therefore, net operating loss carryforwards will not be available to offset future taxable income of the Company.

The Weyerhaeuser Fine Paper Business accrued a deferred tax asset of $145 million related to deductions for asset impairments in 2005. See “— Factors Affecting Results of Operations — Charges associated with the Restructurings, Closures and the Impairment of Goodwill.” As a result of the Canadian Asset Transfer, the historical book – tax difference in Canadian assets will not transfer to the Company. Therefore, this deferred tax asset will not be available to offset future income taxes of the Company.

As a result of the Canadian Asset Transfer, the Canadian depreciable assets will have a basis determined by reference to the consideration paid for them, and the historical book – tax difference related to these assets will no longer generate a deferred tax liability of $223 million.

Results of Operations

Overview

The following table sets forth our operating results for the thirty-nine weeks ended the last Sunday of September 2006 and 2005 and the fiscal years ended the last Sunday of December 2005, 2004 and 2003:

	Thirty-nine weeks ended		Year ended
(Dollars in millions)	September 24, 2006	September 25, 2005	December 25, 2005	December 26, 2004	December 28, 2003
	(Unaudited)	(Unaudited)
Sales:
Pulp and Fine Paper	$2,303	$2,309	$3,072	$2,867	$2,661
Softwood Lumber	64	98	127	113	101
Other	66	49	68	46	92

Total sales	2,433	2,456	3,267	3,026	2,854

Costs and expenses:
Cost of products sold	2,000	2,037	2,760	2,485	2,388
Depreciation and amortization	228	263	357	348	338
Taxes other than payroll and income taxes	19	17	24	22	20
Selling, general and administrative	129	130	174	192	186
Charges for restructuring, closure of facilities and impairment of goodwill	766	4	538	17	24
Other operating costs (income)	2	(2)	(8)	3	(6)

Total costs and expenses	3,144	2,449	3,845	3,067	2,950

Operating income (loss)	$(711)	$7	$(578)	$(41)	$(96)

Contribution (charge) to earnings:
Pulp and Fine Paper	$(703)	$13	$(492)	$(39)	$(76)
Softwood Lumber	(7)	(7)	(83)	(1)	(19)
Other	(1)	1	(3)	(1)	(1)

Operating income (loss)	(711)	7	(578)	(41)	(96)
Income tax expense (benefit)	7	(2)	(100)	(24)	(33)

Net income (loss) before cumulative effect of a change in accounting principle	(718)	9	(478)	(17)	(63)
Cumulative effect of a change in accounting principle	—	—	—	—	(4)

Net income (loss)	$(718)	$9	$(478)	$(17)	$(67)

Thirty-nine Weeks Ended September 24, 2006 Compared to Thirty-nine Weeks Ended September 25, 2005

Sales. Net sales and revenues of $2,433 million in the thirty-nine weeks ended September 24, 2006 (the “2006 Period”) decreased $23 million, or 0.9%, compared to net sales and revenues of $2,456 million for the thirty-nine weeks ended September 25, 2005 (the “2005 Period”). This decrease is mainly attributable to reduced sales volumes as a result of the closures of the Prince Albert, Saskatchewan pulp and paper mill and a Dryden, Ontario paper machine and the market downtime taken at our sawmills, partially offset by increases in average selling prices in the pulp and fine paper segment. The specific factors affecting net sales and revenues are described in each segment discussion below.

Net sales in the pulp and fine paper segment of $2,303 million in the 2006 Period decreased $6 million, or 0.3%, compared to $2,309 million in the 2005 Period. Unit shipments of fine paper in the 2006 Period declined approximately 8% compared to the 2005 Period accounting for a decrease in net sales of $160 million. Average selling prices of fine paper in the 2006 Period increased approximately $69 per ton, or 9%, compared to the 2005 Period resulting in an increase in net sales of $154 million. The volume decline is primarily caused by the closures of the Prince Albert, Saskatchewan mill and a paper machine at the Dryden, Ontario mill. The increase of average selling prices is a result of an overall improvement in the uncoated free sheet market.

Net sales in the softwood lumber segment of $64 million in the 2006 Period decreased $34 million, or 34.7%, compared to $98 million in the 2005 Period. This decrease in sales is primarily a result of indefinite downtime at two of the segment’s sawmill facilities during 2006. The sawmills sold chips and hog fuel to the Prince Albert, Saskatchewan mill that was indefinitely closed in the first quarter of 2006 and the sawmills do not have a viable alternative market for such residuals. Without a market for the chips and hog fuel, the sawmills cannot generate positive cash flows.

Other operations comprises our Canadian timber sourcing operations and other ancillary activities. This segment’s sales of fiber to third parties of $66 million in the 2006 Period increased $17 million, or 34.7%, compared to sales of fiber to third parties of $49 million in the 2005 Period. These operations generally operate as cost centers to the facilities they support with fiber sourcing activities and increases or decreases in sales are generally fully offset by the associated costs.

Costs and Expenses. Costs and expenses of $3,144 million in the 2006 Period increased $695 million, or 28.4%, compared to costs and expenses of $2,449 million in the 2005 Period. This increase was primarily due to charges associated with the impairment of goodwill and the closure of facilities, partially offset by a decrease in the cost of goods sold and a decrease in depreciation and amortization expense. The specific factors affecting costs and expenses are described in each cost category below.

Cost of goods sold was $2,000 million in the 2006 Period, which is a decrease of $37 million, or 1.8%, compared to cost of goods sold of $2,037 million in the 2005 Period. This decrease was primarily due to a reduction in production costs of approximately $156 million as a result of the closures of the Prince Albert, Saskatchewan mill and a paper machine at the Dryden, Ontario mill. In addition, the fine paper and pulp operations experienced higher costs in the amount of approximately $90 million associated with an increase of operating costs of the Canadian facilities as a result of the strengthening of the Canadian dollar against the U.S. dollar and an increase in raw material, chemical and logistics costs during the 2006 Period for the facilities that continued to operate. Other product sales increased $17 million resulting in a corresponding increase in cost of goods sold of approximately $17 million.

Depreciation and amortization expense of $228 million in the 2006 Period decreased $35 million, or 13.3%, compared to depreciation and amortization expense of $263 million in the 2005 Period, primarily as a result of facility closures.

An impairment of fine paper goodwill and charges for closure of facilities were recorded in the amounts of $749 million and $17 million, respectively, in the 2006 Period compared to a charge for restructuring in the amount of $4 million in the 2005 Period.

Operating Income (Loss). Operating loss of $711 million in the 2006 Period increased $718 million compared to operating income of $7 million in the 2005 Period. Excluding the items previously discussed under “— Factors Affecting Results of Operations — Charges associated with Restructurings, Closures and the Impairment of Goodwill” totaling $766 million in the 2006 Period and $4 million in the 2005 Period, there would have been an operating profit of $55 million in the 2006 Period compared to $11 million in the 2005 Period, primarily as a result of average selling prices increasing at a higher rate than production costs.

Income Taxes. We recognized an income tax expense of $7 million in the 2006 period compared to an income tax benefit of $2 million in the 2005 Period. This increase in income taxes is primarily due to the generation of taxable income in the 2006 Period compared to a tax loss in the 2005 Period. Charges associated with the impairment of goodwill of $749 million recognized in the 2006 Period are not deductible for income tax purposes and represent a permanent book-tax difference. As a result, no tax benefit has been recognized for these charges.

During the second quarter of 2006, we recognized a $4 million income tax benefit related to a change in Texas state income tax law.

Net Income (Loss). We recognized a net loss of $718 million in the 2006 Period compared to net income of $9 million in the 2005 Period. This increase in net loss is primarily due to the items discussed above.

Fiscal Year Ended December 25, 2005 Compared to Fiscal Year Ended December 26, 2004

Sales. Net sales and revenues of $3,267 million in 2005 increased $241 million, or 8.0%, compared to net sales and revenues of $3,026 million in 2004. This increase is mainly the result of an increase in average selling prices and shipment volumes for pulp and fine paper. The specific factors affecting net sales and revenues are described in each segment below.

Net sales of the pulp and fine paper segment of $3,072 million in 2005 increased $205 million, or 7.2%, compared to net sales of $2,867 in 2004 resulting from a general improvement in U.S. economic conditions. In 2005, average selling prices for fine paper increased approximately $37 per ton, or 5%, compared to average selling prices in 2004 accounting for an increase in net sales of $125 million. Unit shipments of fine paper in 2005 increased approximately 3%, compared to unit shipments in 2004 accounting for an increase in net sales of $72 million. In 2005, average selling prices for pulp products increased approximately $6 per ton, or 1%, compared to 2004 accounting for an increase in net sales of $5 million. Unit shipments of pulp products declined approximately 1% in 2005 accounting for a decrease in net sales of $3 million.

Net sales of the softwood lumber segment of $127 million in 2005 increased $14 million, or 12.4%, compared to net sales of $113 million in 2004, primarily as a result of increased shipment volumes. Average selling prices increased modestly, but shipment volume increased 13% in 2005 compared to 2004. The Weyerhaeuser Fine Paper Business sawmill operations took five months less market-related downtime at one of its mills in 2005 compared to 2004.

Other operations comprise our Canadian timber sourcing operations and other ancillary activities. This segment’s sales of fiber to third parties of $68 million in 2005 increased $22 million, or 47.8%, compared to sales of fiber to third parties of $46 million in 2004. These operations generally operate as a cost center to the facilities they support with fiber sourcing.

Costs and Expenses. Costs and expenses of $3,845 million in 2005 increased $778 million, or 25.4%, compared to costs and expenses of $3,067 million in 2004. This increase in costs and expenses is primarily caused by charges for closures of facilities and increased cost of goods sold. The specific factors affecting costs and expenses are described in each cost category below.

Cost of goods sold of $2,760 million in 2005 increased $275 million, or 11.1%, compared to cost of goods sold of $2,485 million in 2004. An increase in fine paper product shipments resulted in an increase in cost of goods sold of approximately $81 million. In the pulp and fine paper operations, energy and chemical costs increased approximately $46 million in 2005. Transportation costs increased approximately $56 million in 2005, primarily due to fuel related cost increases. The strengthening of the Canadian dollar against the U.S. dollar during 2005 compared to 2004 resulted in a $54 million increase of operating costs of the segment’s Canadian facilities when translated into U.S. dollars. Cost of goods sold for softwood lumber and other increased $48 million, primarily due to the incremental sales volumes.

Selling, general and administrative expenses (including allocated Weyerhaeuser costs) of $174 million in 2005 decreased $18 million, or 9.4%, compared to $192 million in 2004, primarily as a result of efforts to reduce controllable costs.

Restructuring charges of $3 million in 2005 decreased $14 million, or 82.4%, compared to restructuring charges of $17 million in 2004. We incurred these restructuring charges in 2004 primarily for restructuring activities associated with the Prince Albert, Saskatchewan and Dryden, Ontario mills.

Charges for closure of facilities in the amount of $534 million were recorded in 2005 when Weyerhaeuser announced the closure of facilities as part of an ongoing strategic review. The charges largely related to decisions to close the pulp and paper mill in Prince Albert, Saskatchewan together with its vertically-integrated sawmill facilities as well as a paper machine at the Dryden, Ontario mill.

Operating Income (Loss). Operating loss of $578 million in 2005 increased $537 million compared to an operating loss of $41 million in 2004. Excluding the items previously discussed under “— Factors Affecting Results of Operations — Charges associated with Restructurings, Closures and the Impairment of Goodwill” totaling $538 million in 2005 and $17 million in 2004, there would have been an operating loss of $40 million in 2005, representing an increase of $16 million, or 67%, compared to an operating loss before restructuring, facility closure and goodwill impairment charges of $24 million in 2004. This increase resulted from the items discussed above.

Income Taxes. The benefit from income taxes of $100 million in 2005 increased $76 million compared to the income tax benefit of $24 million in 2004, primarily due to a higher operating loss, offset in part by an increase of $106 million in the valuation allowance associated with Canadian net operating losses and income tax credits.

During 2005, we recognized a $1 million income tax benefit related to a reduction in a British Columbia provincial income tax rate and a $3 million income tax benefit related to change in Ohio state income tax laws.

Net Income (Loss). Net loss of $478 million in 2005 increased $461 million compared to a net loss of $17 million in 2004. This increase resulted from the items discussed above.

Fiscal Year Ended December 26, 2004 Compared to Fiscal Year Ended December 28, 2003

Sales. Net sales and revenues of $3,026 million in 2004 increased $172 million, or 6.0%, compared to sales of $2,854 million in 2003, primarily as a result of an increase in average selling prices and shipment volumes for fine paper and pulp. The specific factors affecting net sales and revenues are described in each segment below.

Net sales for pulp and fine paper products in the amount of $2,867 million in 2004 increased $206 million, or 7.7%, compared to sales of $2,661 million in 2003, primarily as a result of higher average sales prices and increased shipment volumes, in part resulting from a general improvement in U.S. economic conditions and in part resulting from the elimination of market downtime taken in 2003. In 2004, average selling prices for fine paper and pulp increased $5 per ton and $58 per ton, respectively, as compared to average selling prices in 2003 accounting for an increase in net sales of $15 million. In 2004, unit shipments of fine paper and pulp increased approximately 6% and 3%, respectively, as compared to unit shipments in 2003 accounting for an increase in net sales of $47 million. Our fine paper mills took no market downtime in 2004. The elimination of market downtime and additional productivity improvements resulted in an increase of nearly 200,000 tons in 2004 sales volume as compared to 2003 accounting for an increase in net sales of $144 million.

The softwood lumber segment’s sales of $113 million in 2004 increased $12 million, or 11.9%, compared to sales of $101 million in 2003 as an increase in average selling prices more than offset a 3% reduction in shipment volumes. We took market-related downtime at one of our softwood lumber mills for 6 months of the year in 2004 and 2003.

Other operations comprise our Canadian timber sourcing operations and other ancillary activities. This segment’s sales of fiber to third parties of $46 million in 2004 decreased $46 million, or 50.0%, compared to sales of fiber to third parties of $92 million in 2003. These operations generally operate as a cost center to the facilities they support with fiber sourcing.

Costs and Expenses. Costs and expenses of $3,067 million in 2004 increased $117 million, or 4.0%, compared to costs and expenses of $2,950 million in 2003. This increase in costs and expenses is primarily caused by increased cost of goods sold. The specific factors affecting costs and expenses are described in each cost category below.

Cost of goods sold of $2,485 million in 2004 increased $97 million, or 4.1%, compared to cost of goods sold of $2,388 million in 2003. Fine paper and pulp operations experienced a cost increase for raw materials in 2004 compared to 2003 due to an increase in the price of wood chips, resulting in a $17 million increase in operating costs. Rising transportation costs due to fuel surcharges and longer transport distances after the closure of Weyerhaeuser’s Longview, Washington fine paper mill were $32 million higher in 2004 than in 2003. Energy costs decreased in 2004 compared to 2003 as a result of increased internal power generation, resulting in a $21 million decrease in operating costs. Reorganization measures taken in 2003 resulted in a reduction in staffing at the operating facilities and a corresponding labor cost reduction of approximately $30 million. The strengthening of the Canadian dollar against the U.S. dollar during 2004 compared to 2003 resulted in a $52 million increase in operating costs of the segment’s Canadian facilities when translated into U.S. dollars. Sales volumes increased for fine paper and pulp products resulting in a higher cost of goods sold in the approximate amount of $124 million. Other product sales declined $46 million resulting in an equal decline in cost of goods sold.

Depreciation and amortization expense of $348 million in 2004 increased $10 million, or 3.0%, compared to costs and expenses of $338 million in 2003, primarily as a result of the added depreciation resulting from 2003 capital additions.

Income Taxes. The benefit from income taxes of $24 million in 2004 decreased $9 million compared to the income tax benefit of $33 million in 2003, primarily due to a lower operating loss in 2004.

Net Income (Loss). Our net loss of $17 million in 2004 decreased $50 million, or 74.6%, compared to the net loss of $67 million in 2003, primarily due to the items discussed above.

Liquidity and Capital Resources

Historical

Historically, our principal source of liquidity was cash flow generated from operating activities and intercompany borrowings from Weyerhaeuser.

The following table sets forth a summary of cash flows for the thirty-nine weeks ended the last Sunday of September 2006 and 2005 and the fiscal years ended the last Sunday of December 2005, 2004 and 2003:

	Thirty-nine weeks ended,		Year ended,
(Dollars in millions)	September 24, 2006	September 25, 2005	December 25, 2005	December 26, 2004	December 28, 2003
Net cash provided by (used for):
Operating activities	$191	$176	$190	$209	$290
Investing activities	(53)	(82)	(109)	(82)	(221)
Financing activities	(138)	(94)	(82)	(126)	(69)

Net change in cash	$—	$—	$(1)	$1	$—

Cash provided by operating activities

Cash provided by operating activities was $191 million in the 2006 Period compared to $176 million in the 2005 Period and $190 million, $209 million and $290 million for 2005, 2004 and 2003, respectively.

The increase in the cash provided by operating activities in the 2006 Period, compared to the cash provided by operating activities in the 2005 Period, was primarily the result of the following:

•	Cash received from customers, net of cash paid to employees, suppliers and others, increased $62 million in the 2006 Period as compared to the 2005 Period. As discussed in “— Results of Operations” above, prices for, and margins earned on, pulp and paper products increased in the 2006 Period. Even though the volume of pulp and paper products sold in the 2006 Period declined primarily due to the closures of the Prince Albert, Saskatchewan facility and a Dryden, Ontario paper machine, the net cash generated increased.

•	The amount of cash that we paid for income taxes to Weyerhaeuser increased $47 million in the 2006 Period as compared to the 2005 Period, primarily due to higher taxable earnings in the 2006 Period. We earned $38 million before taxes in the 2006 Period, prior to a $749 million goodwill impairment charge, compared to earnings of $7 million before taxes in the 2005 Period. The goodwill impairment is not deductible for income tax purposes and represents a permanent book-tax difference. As a result, no tax benefit was recognized for the goodwill impairment charge. The amount of current income taxes due are assumed to be paid by us to Weyerhaeuser in the period owing in the combined financial statements of the Weyerhaeuser Fine Paper Business. See notes to the financial statements of the Weyerhaeuser Fine Paper Business included elsewhere in this Information Statement.

The decrease in the cash provided by operating activities in 2005, compared to the cash provided by operating activities in 2004, was primarily the result of the following:

•	Cash received from customers, net of cash paid to employees, suppliers and others, decreased $8 million in 2005 as compared to 2004. As discussed in “—Results of Operations,” an increase in sales in 2005 was more than offset by increases in manufacturing costs.

•	The amount of cash that we paid for income taxes to Weyerhaeuser increased $11 million in 2005 as compared to 2004, primarily due to higher taxable earnings in 2005.

The decrease in the cash provided by operating activities in 2004, compared to the cash provided by operating activities in 2003, was primarily the result of the following:

•	Cash received from customers, net of cash paid to employees, suppliers and others, increased $11 million in 2004 as compared to 2003. As discussed in “—Results of Operations,” an increase in sales in 2004, primarily due to higher prices and shipment volumes, was slightly greater than increases in manufacturing costs.

•	The amount of cash that we paid for income taxes to Weyerhaeuser increased $92 million in 2004 as compared to 2003, primarily due to higher taxable earnings in 2004.

Cash used for investing activities

The following table sets forth a summary of cash flow for investing activities for the thirty-nine weeks ended the last Sunday of September 2006 and 2005 and the fiscal years ended the last Sunday of December 2005, 2004 and 2003:

	Thirty-nine weeks ended,		Year ended,
(Dollars in millions)	September 24, 2006	September 25, 2005	December 25, 2005	December 26, 2004	December 28, 2003
Pulp and Fine Paper	$53	$82	$104	$77	$221
Softwood Lumber	—	—	3	5	—
Other	—	—	2	—	—

	$53	$82	$109	$82	$221

Our operations are highly capital intensive and require annual capital investment to improve the efficiency of operations, ensure environmental compliance and replace aging equipment. In the 2006 Period, new capital investment totaled $53 million, including approximately $3 million for environmental compliance and the remainder for optimizing facilities, replacing equipment and reducing costs. In 2005, new capital investment totaled $113 million, more than half of which for optimizing facilities and reducing costs. In 2004, we incurred capital expenditures totaling $89 million, including $23 million for environmental compliance and the remainder for projects focused on replacement of major equipment and optimization. In 2003, capital expenditures totaled $223 million. Capital expenditures in 2003 were largely driven by a project to reduce emissions at the Dryden, Ontario mill and continuing expenditures on the modernization of the facilities in Kingsport, Tennessee.

We currently anticipate capital expenditures for 2006 of approximately $75 million; however, this level of capital expenditures could increase or decrease as a consequence of a number of factors, including future economic conditions, weather and the timing of equipment purchases.

Historically, internally generated cash flows or capital from Weyerhaeuser provided the cash needed to meet our capital expenditures, investment and other requirements.

Cash used for financing activities

Historically, we obtained our financing through intercompany borrowings with Weyerhaeuser. We paid $134 million, $76 million, $121 million and $63 million to Weyerhaeuser in the 2006 Period, 2005, 2004 and 2003, respectively. Any outstanding receivables or payables under these intercompany borrowings will not be transferred or assumed, respectively, by Newco as part of the Contribution or by Newco Canada Exchangeco (or a subsidiary of Newco Canada Exchangeco) as part of the Canadian Asset Transfer.

Pro Forma

In August 2006, the Company, Domtar, J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc. entered into a commitment letter. The commitment letter provides, subject to customary conditions, for financing commitments in an aggregate amount of up to $2.775 billion, consisting of a five–year senior secured revolving credit facility in a principal amount of $750 million, up to $350 million (or the Canadian dollar equivalent thereof) of which may be borrowed by Domtar; and a three-month unsecured term loan facility in a principal amount of $1.35 billion, which, upon consummation of the Transactions, will be converted to be part of a new seven-year senior secured term loan facility in an aggregate amount of up to $1.7 billion, which may be increased by incremental loans of up to $325 million at our option to the extent necessary to refinance Domtar’s existing accounts receivable securitization program and/or to redeem notes tendered pursuant to a change of control offer with respect to Domtar’s $125 million 9.5% Debentures due August 2016.

The three-month unsecured term loan facility is expected to be used to finance the $1.35 billion cash payment by us to Weyerhaeuser Company as part of the consideration for the Company Contribution. Following the consummation of the Transactions, the $1.35 billion three-month unsecured term loan facility will be converted to be part of the $1.7 billion seven-year senior secured term loan facility. The proceeds of the seven-year senior secured term loan facility will be used to finance a portion of the Transactions, including fees, expenses and obligations related to or triggered by the Transactions. The five-year senior secured revolving credit facility may be used by us and Domtar for working capital needs and for general corporate purposes, and a portion will be available for letters of credit and swingline loans.

See “Financing” for more information on the terms of the senior secured credit facilities, including with respect to guarantees and security.

Following the Transactions, we expect our credit ratings to be substantially lower than the current ratings of Weyerhaeuser. Differences in credit ratings affect the interest rates at which we may sell debt securities or borrow funds, as well as the amounts of indebtedness and types of financing structures that may be available to us. See “Risk Factors — Risks Related to the Transactions — We may not be able to generate sufficient cash flows to meet our debt service obligations.”

The Combined Company’s primary future recurring cash needs will be working capital, capital expenditures and debt service. We believe that the Combined Company’s cash flows from operations, together with the amounts available for borrowings under the senior secured credit facilities discussed above, will be sufficient to meet the Combined Company’s recurring cash needs during the 12 month period after the Transactions and for the foreseeable future thereafter. There can be no assurance, however, that this will be the case. If the Combined Company’s cash flows from operations are less than we expect, we may need to incur additional debt. We may from time to time incur additional debt.

Our ability to make payments on and to refinance our indebtedness, including the debt we intend to incur under the senior secured credit facilities, and to fund working capital, capital expenditures, debt service and investments will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. The terms of the debt we intend to incur under the senior secured credit facilities, the terms of debt incurred by Domtar under its existing debt instruments and the terms of future indebtedness may impose various restrictions and covenants on us that could limit our ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities.

Off Balance Sheet Arrangements

Off-balance sheet arrangements have not had, and are not reasonably likely to have, a material effect on the Company’s current or future financial condition, results of operations or cash flows.

We expect that, following the Transactions, we will finance certain of our activities off balance sheet through leases and accounts receivable securitizations. See the “Management’s Discussion and Analysis” section contained in Domtar’s annual report for the period ended December 31, 2005, filed with the SEC on Form 40-F and Domtar’s report for the period ended September 30, 2006 provided to the SEC on Form 6-K. See “Where You Can Find More Information.”

Hedging Arrangements

We purchase natural gas at the prevailing market price at the time of delivery. In order to manage the cash flow risk associated with purchases of natural gas, we participate in a Weyerhaeuser hedging program whereby Weyerhaeuser utilizes derivative financial instruments to fix the price of up to 30% of forecasted natural gas purchases for periods up to 18 months.

Following the Distribution, we will no longer participate in this hedging program. See note 13 to the combined financial statements of the Weyerhaeuser Fine Paper Business included elsewhere in this Information Statement. See also “Risk Factors — Risks Related to the Company’s Industries and Business after the Consummation of the Transactions — An increase in the cost of the Combined Company’s purchased energy or chemicals would lead to higher manufacturing costs, thereby reducing its margins.” We intend to evaluate new hedging arrangements upon the consummation of the Transactions.

Dividends

We do not intend to pay dividends for the foreseeable future. In addition, our ability to pay dividends will be restricted by current and future agreements governing the Company and the Company’s subsidiaries’ debt, including our senior secured credit facilities. For further information, see “Risk Factors—Risks Related to the Transactions.”

Contractual Obligations and Commercial Commitments

Historical

The following table summarizes our significant contractual obligations as of December 25, 2005:

(Dollars in millions)	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term portion of capital lease obligations	$32	$7	$13	$10	$2
Operating lease obligations	15	5	6	2	2
Purchase obligations(1)	31	31	—	—	—
Estimated minimum pension funding requirement	7	7	—	—	—

	$85	$50	$19	$12	$4

(1)	Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude arrangements that the Company can cancel without penalty.

See note 15 to the combined financial statements of the Weyerhaeuser Fine Paper Business included elsewhere in this Information Statement.

Pro Forma

The following table summarizes our significant contractual obligations on a pro forma basis as of the end of fiscal 2005.

(Dollars in millions)	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term portion of capital lease obligations	$41	$7	$14	$11	$9
Operating lease obligations	88	26	29	15	18
Purchase obligations(1)	212	106	63	28	16
Estimated minimum pension funding requirements	71	71	—	—	—

	$412	$209	$106	$54	$43

(1)	Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude arrangements that the Company can cancel without penalty.

For further information, see “Unaudited Pro Forma Condensed Combined Financial Information of the Company.”

Environmental Matters, Legal Proceedings and Other Contingencies

Legal Proceedings

We are subject to a small number of claims and litigation matters that have arisen in the ordinary course of business. Although the final outcome of any legal proceeding is subject to many variables and cannot be predicted with any degree of certainty, management currently believes that the ultimate outcome of these legal proceedings will not have a material adverse effect on our long-term results of operations, cash flows or financial position. See note 15 to the combined financial statements of the Weyerhaeuser Fine Paper Business included elsewhere in this Information Statement.

Environmental Matters

During the first quarter of 2006, we closed our pulp and paper mill in Prince Albert, Saskatchewan and the Big River sawmill in Saskatchewan due to poor market conditions. These facilities are currently not in operation. We have not determined at this time whether these facilities will be reopened, sold or permanently closed. In the event the facilities are permanently closed, the Province of Saskatchewan may require active decommissioning and reclamation at one or both facilities. In the event decommissioning and reclamation is required at either facility, the work is likely to include investigation and remedial action for areas of significant environmental impacts. The Province of Saskatchewan has required certain facilities located in the Province to submit preliminary decommissioning and reclamation plans and to include in such plans estimates of costs associated with decommissioning and reclamation activities. Weyerhaeuser submitted such a plan for its pulp and paper facility in Prince Albert, Saskatchewan. In its preliminary decommissioning and reclamation plan, Weyerhaeuser has included a preliminary, generalized estimate of costs ranging from CDN$20 to CDN$25 million. Weyerhaeuser has advised the Province of Saskatchewan that it was not providing a detailed delineation of costs at this time because such costs will depend on site specific factors, the professional judgments of environmental specialists and experts, further detailed environmental site assessments, and, most fundamentally, a decision about the future use or closure of the site. The estimate referred to above does not take into account the equipment resale value or scrap material value which is considered to be significant, nor does it include the cost of completing a phase II environmental site assessment.

We are a party to various proceedings relating to the cleanup of hazardous waste sites under the Comprehensive Environmental Response Compensation and Liability Act, commonly known as “Superfund,” and similar state laws. The EPA and/or various state agencies have notified us that we may be a potentially responsible party with respect to other hazardous waste sites as to which no proceedings have been instituted against us. As of the end of the third quarter of 2006, we have established reserves totaling $6 million for estimated remediation costs on the three active sites in our operations. Environmental remediation reserves totaled $9 million at the end of 2005. The decrease in environmental remediation reserves reflects the incorporation of new information on all sites concerning remediation alternatives, updates on prior cost estimates and new sites, and the costs incurred to remediate these sites during this period. Based on currently available information and analysis, we believe that it is reasonably possible that costs associated with all identified sites may exceed current accruals by up to $20 million. These costs may be incurred over several years. This estimate of the upper end of the range of reasonably possible additional costs is much less certain than the estimates upon which accruals are currently based, and utilizes assumptions less favorable to us among the range of reasonably possible outcomes. In estimating both our current accruals for environmental remediation and the possible range of additional future costs, we have assumed that we will not bear the entire cost of remediation of every site to the exclusion of other known potentially responsible parties who may be jointly and severally liable. The ability of other potentially responsible parties to participate has been taken into account, generally based on each party’s financial condition and probable contribution on a per-site basis. No amounts have been recorded for potential recoveries from insurance carriers.

We have not recognized a liability under Financial Accounting Standards Board Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations – an Interpretation of Financial Accounting Standards Board Statement No. 143 (“FIN 47”), for certain legal obligations, primarily special handling for the removal and disposal of encapsulated asbestos from facilities and equipment. The fair value of such obligations cannot be reasonably estimated because the settlement dates are not reasonably determinable. We will establish a liability under FIN 47 at the time the fair value becomes reasonably estimable.

See note 15 to the combined financial statements of the Weyerhaeuser Fine Paper Business included elsewhere in this Information Statement.

Critical Accounting Policies

Our significant accounting policies are described in note 2 to the combined financial statements of the Weyerhaeuser Fine Paper Business included elsewhere in this Information Statement. Our critical accounting policies are those that may involve a higher degree of judgment, estimates and complexity. Our most critical accounting policies include those related to the basis of presentation of the combined financial statements, our portion of Weyerhaeuser’s pension and post-retirement benefit plans and potential impairments of long-lived assets and goodwill. While we base our judgments and estimates on historical experience and other assumptions that management believes are appropriate and reasonable under current circumstances, actual resolution of these matters may differ from recorded estimated amounts.

Basis of Presentation of Financial Statements

Historically, we have operated as an integral part of Weyerhaeuser. Separate stand-alone financial statements prepared in accordance with generally accepted accounting principles have not historically been prepared for this business unit. The combined financial statements have been derived from historical accounting records of Weyerhaeuser and include many assumptions regarding apportionment of central general and administrative cost for accounting, human resources, purchasing, information systems, transaction services, payroll processing costs, legal fees and other overhead costs. These centralized costs were allocated to the Weyerhaeuser Fine Paper Business using a three-part apportionment factor based on relative headcount, assets and certain revenue. Pension and post-retirement benefits expense was allocated based on relative salaried headcount. We believe the basis for allocation of these costs is reasonable; however, these estimates are highly subjective.

Certain of our working capital assets, property, plant and equipment and liabilities are common assets and liabilities shared with Weyerhaeuser facilities not subject to the Transactions. We performed allocations in order to reflect the appropriate portion of each asset and liability in the accounts of the Weyerhaeuser Fine Paper Business. These allocations were based on a three-part apportionment factor based on relative headcount, assets and certain revenue. We believe the methodologies used for the asset and liability allocations are reasonable. However, these estimates are highly subjective.

The results of operations, balance sheet and cash flows are presented under the current funding structure, which is supported by Weyerhaeuser. Significant changes could have occurred in the funding and operation of the Weyerhaeuser Fine Paper Business if it had operated as an independent, stand-alone entity, including the need for debt and the incurrence of interest expense, which would have a significant impact on the financial position and results of operations of the Weyerhaeuser Fine Paper Business.

Pension and Post-Retirement Benefit Accounting

We participate in several retirement programs for our employees that are sponsored by Weyerhaeuser. In the United States, this includes pension plans that are qualified under the Internal Revenue Code (qualified) as well as a plan that provides benefits in addition to those provided under the qualified plans for a select group of employees, which is not qualified under the Internal Revenue Code (unqualified). In Canada, plans are registered under the Income Tax Act and under their respective provincial pension acts (registered), or plans may provide additional benefits to a select group of employees, and not be registered under the Income Tax Act or provincial pension acts (nonregistered). Weyerhaeuser also provides benefits under a post-retirement healthcare and life insurance plan to eligible salaried employees in both countries. Benefits provided under the post-retirement healthcare and life insurance plan are currently funded by the general assets of Weyerhaeuser. The measurement date for all plans sponsored by Weyerhaeuser is the end of the fiscal year.

Four Canadian pension plans will be transferred to Newco Canada Exchangeco Sub at closing. Except for these four plans, we have not allocated a portion of Weyerhaeuser’s pension assets or prepared detailed employee benefit plan disclosures for the stand-alone financial statements of the Weyerhaeuser Fine Paper Business in a manner that would be consistent with the level of detail provided in Weyerhaeuser’s consolidated financial statements.

As described above in “— Basis for Presentation of the Financial Statements,” a portion of the pension costs have been allocated to the Weyerhaeuser Fine Paper Business for purposes of presenting the results of operations in the stand-alone financial statements. Not only is the allocation subject to management’s subjective estimates, but the key assumptions used to determine the amounts recorded in Weyerhaeuser’s financial statements also include subjective estimates including the discount rate, the expected return on plan assets, anticipated trends in health care costs, assumed increases in salaries, mortality rates, and other factors. These assumptions are reviewed with external advisors at the end of each fiscal year and are updated as appropriate. Actual experience that differs from the assumptions could have a significant effect on the Weyerhaeuser Fine Paper Business’ financial position, results from operations or cash flows. Other factors that affect the level of net periodic benefit income or expense that is recognized in a given year include actual pension fund performance, plan changes and changes in plan participation or coverage.

Impairment of Long-lived Assets

We review the carrying value of our long-lived assets and goodwill when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable through future operations. In addition, goodwill is assessed annually in the fourth quarter for impairment. In order to determine whether long-lived assets and goodwill are impaired, and the amount and timing of impairment charges, we are required to estimate future cash flows, residual values and fair values of the related assets. Key assumptions used in those calculations include the probability of alternative outcomes, product pricing, raw material costs, volumes of product to be sold and discount rates. Management believes that the estimates of future cash flows and fair values are reasonable; however, changes in estimates of such cash flows, changes in the likelihood of alternative outcomes, and changes in estimates of fair value could affect the evaluations.

We grew substantially through acquisitions over the last several years. A large portion of the net book value of our property and equipment represents amounts allocated to those assets as part of the allocation of the purchase price of those acquisitions. Due to these allocations, a large portion of our long-term assets are valued at relatively current amounts. Also as a result of acquisitions, we reported goodwill of approximately $770 million on our balance sheets, of which $749 million was deemed impaired in the first quarter of 2006.

Prospective Accounting Pronouncements

See note 2 to combined financial statements of the Weyerhaeuser Fine Paper Business included elsewhere in this Information Statement for a summary of prospective accounting pronouncements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in commodity prices and foreign currency exchange rates. We monitor and manage these risks as an integral part of our overall risk management program.

Commodity Risk

We purchase natural gas at the prevailing market price at the time of delivery. In order to manage the cash flow risk associated with purchases of natural gas, we participate in a Weyerhaeuser hedging program whereby Weyerhaeuser utilizes derivative financial instruments to fix the price of up to 30% of forecasted natural gas purchases for periods up to 18 months into the future. Weyerhaeuser formally documents the hedge relationships, including identification of the hedging instruments and the hedged items, the risk management objectives and strategies for undertaking the hedge transactions, and the methodologies used to assess effectiveness and measure ineffectiveness. Changes in the fair value of the derivative financial instruments are allocated by Weyerhaeuser to individual facilities based on projected usage of natural gas. We recognize our allocable share of the gains and losses on Weyerhaeuser’s derivative financial instruments in earnings when the forecasted purchases occur. A summary of amounts related to our participation in the Weyerhaeuser hedging program follows:

(Dollars in millions)	Thirty-nine Weeks ended September 24, 2006	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
Net gain (loss) recognized in cost of products sold	$2	$12	$1	$(2)
Unrealized gains (losses) not yet recognized in the statements of operations at the end of the period	$(12)	$18	$3	$1

Following the Distribution, we will no longer participate in this hedging program. We intend to evaluate new hedging arrangements upon the consummation of the Transactions. See “Risk Factors — Risks Related to the Industry and the Company’s Business after the Consummation of the Transactions — An increase in the cost of the Combined Company’s purchased energy or chemicals would lead to higher manufacturing costs, thereby reducing its margins.”

See note 13 to the combined financial statements of the Weyerhaeuser Fine Paper Business included elsewhere in this Information Statement.

Foreign Currency Risk

Our results of operations and cash flows are affected by changes in the Canadian dollar relative to the U.S. dollar. See “— Factors Affecting Results of Operations — Fluctuations in Foreign Currency Exchange Rates” and “Risk Factors — Risks Related to the Company’s Industries and Business after the Consummation of the Transactions — The Combined Company will be affected by changes in currency exchange rates.”

We have historically not actively hedged our foreign currency risk, except to the extent that foreign currency liabilities provide a natural hedge.

SELECTED HISTORICAL FINANCIAL DATA OF DOMTAR

The following summary historical financial information of Domtar for each of the fiscal years in the five year period ended December 31, 2005 and the financial data as of September 30, 2006 and 2005 and for the nine-month periods then ended has been derived from the consolidated financial statements of Domtar. This information is only a summary and should be read in conjunction with the restated financial statements of Domtar and the notes thereto and the “Management’s Discussion and Analysis” contained in Domtar’s report on Form 6-K provided to the SEC on December 15, 2006 and Domtar’s report on Form 6-K provided to the SEC on October 31, 2006, each of which is incorporated by reference into this Information Statement. See “Where You Can Find More Information.”

Effective in the second quarter of 2006, Domtar has presented its Vancouver paper mill as a discontinued operation and as assets held for sale in its consolidated financial statements pursuant to FAS No. 144. In accordance with the relevant accounting and SEC requirements, Domtar has restated its historical financial statements for each of the fiscal years in the five year period ended December 31, 2005, and the related “Management’s Discussion and Analysis” for each of the fiscal years ended December 31, 2005, December 31, 2004 and December 31, 2003 to present the Vancouver paper mill as a discontinued operation. This reclassification has no effect on Domtar’s reported net earnings; “Earnings (loss) from continuing operations” and “Loss from discontinued operations” are presented as new lines in the statement of earnings and “Assets held for sale” is presented as a new line item on the balance sheet. Domtar’s restated financial statements for the fiscal years ended December 31, 2002 and 2001 are not audited.

Domtar’s historical financial information reflects Domtar’s ownership of a 50% equity interest in Norampac. Under Canadian GAAP, Domtar’s financial statements include 50% of each item in Norampac’s financial statements and present Norampac as a separate segment. Under US GAAP, Domtar’s financial statements present this interest as an equity investment. On December 29, 2006, Domtar sold its interest in Norampac to Cascades Inc. for a cash consideration of CDN$560 million (the U.S. dollar equivalent of which is $480.6 million at an exchange rate of 1.1652 Canadian dollars per U.S. dollar, the noon buying rate of the Federal Reserve Bank of New York on December 29, 2006). See “Business of Domtar” and “Where You Can Find More Information.”

CANADIAN GAAP/ CDN$	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
(Dollars in millions, except per share data)	(Unaudited)	(Unaudited)	(Restated)	(Restated)	(Restated)	(Unaudited/ Restated)	(Unaudited/ Restated)
Consolidated Statement of Earnings Data:
Sales	$3,527	$3,743	$4,880	$5,029	$5,039	$5,792	$4,569
Net earnings (loss) from continuing operations	13	(29)	(307)	(24)	(158)	138	148
Net earnings (loss)	5	(40)	(388)	(42)	(193)	141	140
Net earnings (loss) per share from continuing operations—basic and diluted	0.05	(0.13)	(1.34)	(0.10)	(0.70)	0.60	0.76
Net earnings (loss) per share—basic	0.02	(0.18)	(1.69)	(0.19)	(0.86)	0.62	0.72
Net earnings (loss) per share—diluted	0.02	(0.18)	(1.69)	(0.19)	(0.86)	0.61	0.72

	As at September 30		As at December 31
	2006	2005	2005	2004	2003	2002	2001
	(Unaudited)	(Unaudited)	(Restated)	(Restated)	(Unaudited/ Restated)	(Unaudited/ Restated)	(Unaudited/ Restated)
Consolidated Balance Sheet Data:
Total assets	$4,881	$5,519	$5,192	$5,681	$5,848	$6,847	$7,055
Total long-term debt (including current portion, excluding capital leases)	2,080	2,060	2,248	2,023	2,048	2,503	2,910
Shareholders equity	1,596	1,951	1,609	2,046	2,168	2,554	2,426

Domtar’s consolidated financial statements are prepared in accordance with Canadian GAAP, which differs in some respects from U.S. GAAP. The following provides Domtar’s consolidated financial information as reconciled to U.S. GAAP and translated from Canadian dollars to U.S. dollars for the periods presented. This information should be read in connection with the discussion of the principal differences between Canadian GAAP and U.S. GAAP as well as the reconciliation and other financial information provided in note 25 to Domtar’s financial statements for the fiscal year ended December 31, 2005 contained in Domtar’s report on Form 6-K provided to the SEC on December 15, 2006 and Domtar’s U.S. GAAP reconciliation for the nine months ended September 30, 2006 provided to the SEC on Form 6-K on November 22, 2006.

The consolidated earnings and consolidated balance sheets are expressed in Canadian dollars and, solely for the convenience of the reader, the consolidated earnings and consolidated balance sheet for each of the fiscal years in the five year period ended December 31, 2005, the financial data as of September 30, 2006 and 2005 and for the nine-month periods then ended, and the tables of certain related notes have been translated into U.S. dollars using the period end rate for the balance sheet and the average of the monthly average rates during the period for the statement of earnings, as set forth in the note to the table below. This translation should not be construed as an application of the recommendations relating to the accounting for foreign currency translation, but rather as supplemental information for the reader. The pro forma financial information with respect to the Combined Company contained in this Information Statement was prepared using Domtar’s U.S. GAAP/U.S. dollar results as derived by the reconciliations and transactions described above.

U.S. GAAP/U.S. dollar(1)	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
(Dollars in millions, except per share data)	(Unaudited)	(Unaudited)	(Restated)	(Restated)	(Restated)	(Unaudited/ Restated)	(Unaudited/ Restated)
Consolidated Statement of Earnings Data:
Sales	$2,672	$2,657	$3,498	$3,372	$3,183	$3,237	$2,563
Net earnings (loss) from continuing operations	(4)	(33)	(332)	(45)	(86)	166	61
Net earnings (loss)	(11)	(41)	(414)	(58)	(109)	139	54
Net earnings (loss) per share from continuing operations—basic and diluted	(0.03)	(0.15)	(1.44)	(0.19)	(0.38)	0.73	0.32
Net earnings (loss) per share—basic	(0.05)	(0.18)	(1.81)	(0.26)	(0.49)	0.61	0.28
Net earnings (loss) per share—diluted	(0.05)	(0.18)	(1.81)	(0.26)	(0.49)	0.60	0.28

	As at September 30		As at December 31
	2006	2005	2005	2004	2003	2002	2001
	(Unaudited)	(Unaudited)	(Restated)	(Restated)	(Unaudited/ Restated)	(Unaudited/ Restated)	(Unaudited/ Restated)
Consolidated Balance Sheet Data:
Total assets	$4,070	$4,644	$4,172	$4,554	$4,384	$4,202	$4,279
Total long-term debt (including current portion, excluding capital leases)	1,691	1,621	1,741	1,534	1,437	1,452	1,702
Shareholders equity	1,389	1,771	1,348	1,849	1,801	1,690	1,570

(1)	The following table sets forth, for each period indicated, for one U.S. dollar expressed in Canadian dollars, the exchange rate at the end of the period and the average of the monthly average rates during the period, based on the Bank of Canada noon rate:

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Period end	1.1153	1.1611	1.1659	1.2036	1.2924	1.5796	1.5926
Average	1.1327	1.2241	1.2114	1.3015	1.4015	1.5704	1.5485

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

OF THE COMPANY

The Company, which will own the Weyerhaeuser Fine Paper Business (indirectly through Newco), and Domtar have entered into the Transaction Agreement, which provides, among other things, for a plan of arrangement under Section 192 of the Canada Business Corporations Act that will result in the Company indirectly owning all of the outstanding Domtar common shares. See “The Transactions” for a summary of the various transaction steps. We have assumed for purposes of this unaudited pro forma condensed combined financial information that Weyerhaeuser will elect to effect the distribution of the Company’s shares in whole as a pro rata dividend to its shareholders.

The following unaudited pro forma condensed combined balance sheets give effect to the Transactions and the Norampac disposition as if they occurred on September 24, 2006. The accompanying unaudited pro forma condensed combined statements of earnings give effect to the Transactions and the Norampac disposition as if they occurred on December 27, 2004, the first day of the Company’s fiscal year ended December 25, 2005. The unaudited pro forma condensed combined financial information includes adjustments directly attributable to the Transactions and the Norampac disposition. The pro forma adjustments are described in the accompanying notes and are based upon available information and assumptions, including the consummation of the Transactions and the Norampac disposition, that are factually supportable.

THIS UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION IS FOR ILLUSTRATIVE INFORMATIONAL PURPOSES ONLY AND IS NOT NECESSARILY INDICATIVE OF THE RESULTS OF OPERATIONS THAT WOULD HAVE BEEN ACHIEVED HAD THE TRANSACTIONS AND THE NORAMPAC DISPOSITION ACTUALLY TAKEN PLACE AT THE DATES INDICATED, AND DOES NOT PURPORT TO BE INDICATIVE OF FUTURE FINANCIAL POSITION OR OPERATING RESULTS. ACTUAL ADJUSTMENTS MAY DIFFER FROM THE PRO FORMA ADJUSTMENTS. FUTURE OPERATING RESULTS MAY DIFFER MATERIALLY FROM THE UNAUDITED PRO FORMA FINANCIAL INFORMATION PRESENTED BELOW DUE TO VARIOUS FACTORS INCLUDING THOSE DESCRIBED UNDER “RISK FACTORS,” “SPECIAL NOTE CONCERNING FORWARD-LOOKING STATEMENTS” AND ELSEWHERE IN THIS INFORMATION STATEMENT.

The unaudited pro forma condensed combined financial information should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company” and the historical financial statements of the Company, the Weyerhaeuser Fine Paper Business and Domtar and the notes thereto included elsewhere in this Information Statement and in the documents described under “Where You Can Find More Information.”

As of the date of this Information Statement, the Company has not completed the detailed valuation studies necessary to determine the required estimates of the fair value of the assets and liabilities of Domtar acquired or assumed by the Company. However, as indicated in note 2 of the unaudited pro forma condensed combined financial information, the Company has made certain adjustments to the historical book values of the assets and liabilities of Domtar. These adjustments reflect certain preliminary estimates of fair value necessary to prepare the unaudited pro forma condensed combined financial information. We refer to the excess of the purchase price over Domtar’s net assets, as adjusted to reflect preliminary estimates of fair value, as the “Net unallocated purchase price consideration.”

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEETS

as at September 24, 2006

(Dollars in millions)

	Company as at September 24, 2006	Weyerhaeuser Fine Paper Business as at September 24, 2006	Domtar as at September 30, 2006	Purchase price allocation pro forma adjustments		Other pro forma adjustments		Combined Company pro forma
			(Note 1)	(Note 2)		(Note 2)
Assets
Current assets:
Cash	$—	$1	$47	$—		$—		$48
Accounts receivable, net	—	339	195	—		2	A	536
Inventories	—	523	499	26	B	(24)	A	1,024
Prepaid expenses	—	8	21	(4)	C	—		25
Income and other taxes receivable	—	—	18	—		—		18
Deferred income taxes	—	18	31	6	K	4	L	59

Total current assets	—	889	811					1,710
Property, plant & equipment, net	—	3,139	2,758	—		3	D	5,900
Goodwill	—	14	21	(21)	E	—		14
Unallocated purchase price consideration	—	—	—	(42)	P	—		(42)
Deferred pension and other assets	—	31	480	101	F	34	G	137
						(509)	H

Total assets	$—	$4,073	$4,070					$7,719

Liabilities and shareholders’ equity
Current liabilities:
Bank indebtedness	$—	$—	$49	$—		$—		$49
Trade and other payables	—	272	455	6	I	3	D	742
						(22)	A
						28	O
Long-term debt and capital leases due within one year	—	12	1	—		56	G	22
						(47)	H

Total current liabilities	—	284	505					813

Long-term debt and capital leases	—	—	1,700	(49)	J	1,328	G	2,517
						(462)	H
Deferred income taxes	—	766	120	(10)	K	76	L	952
Other liabilities and deferred credits	—	66	356	(75)	M	25	N	372

Total liabilities	—	1,116	2,681					4,654
Minority interest	—	—	—	—		30	Q	30
Preferred shares	—	—	30	—		(30)	Q	—
Common shares	—	—	1,602	—		(65)	Q	1,537
Additional paid in capital	—	2,880	13	—		(1,472)	Q	1,421
Retained earnings	—	—	17	—		(17)	Q	—
Accumulated other comprehensive income	—	77	(273)	—		273	Q	77

Total shareholders’ equity	—	2,957	1,389					3,035

Total liabilities and shareholders’ equity	$—	$4,073	$4,070					$7,719

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF EARNINGS

Thirty-nine weeks ended September 24, 2006

(Dollars in millions, except for share and per share data)

	Company 39-weeks ended September 24, 2006	Weyerhaeuser Fine Paper Business 39-weeks ended September 24, 2006	Domtar nine months ended September 30, 2006	Purchase price allocation pro forma adjustments		Other pro forma adjustments		Combined Company pro forma
			(Note 1)	(Note 3)		(Note 3)
Sales	$—	$2,433	$2,672	$—		$(29)	U	$5,076

Operating expenses
Cost of sales	—	2,000	2,294	(13)	R	7	T	4,259
				—		(29)	U
Selling, general and administrative	—	150	128	(7)	R	—		271
Depreciation and amortization	—	228	188	—		—		416
Closure and restructuring costs	—	17	26	—		—		43
Impairment of goodwill	—	749	—	—		—		749

	—	3,144	2,636	(20)		(22)		5,738

Operating profit (loss) from continuing operations	—	(711)	36	20		(7)		(662)
Financing expenses	—	—	103	6	V	76	W	159
				1	AA	3	Z
				(2)	AB	(28)	Y
Share of joint ventures’ net earnings	—	—	(28)	—		30	X	2
Derivative instruments loss	—	—	8	—		—		8

Loss from continuing operations before income taxes and minority interest	—	(711)	(47)	15		(88)		(831)
Income tax expense (benefit)	—	7	(43)	4	AC	(26)	AE	(47)
						11	AD
Minority interest	—	—	—	—		1	AF	1

Net loss from continuing operations	$—	$(718)	$(4)	$11		$(74)		$(785)

Basic loss per share		$(2.58)	$(0.02)					$(1.54)

Diluted loss per share		$(2.58)	$(0.02)					$(1.54)

Basic weighted average number of common shares outstanding		277,890,098 (*)	230,429,507					509,368,520	(**)

Diluted weighted average number of common shares outstanding		277,890,098 (*)	230,429,507					509,368,520	(**)

(*)	Represents the estimated total number of shares of Company common stock to be distributed by Weyerhaeuser to its shareholders in connection with the Distribution.
(**)	Represents the estimated total number of shares of Company common stock outstanding immediately following the consummation of the Transactions as described in item Q of Note 2.

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF EARNINGS

Year ended December 25, 2005

(Dollars in millions, except for share and per share data)

	Company year ended December 25, 2005	Weyerhaeuser Fine Paper Business year ended December 25, 2005	Domtar year ended December 31, 2005	Purchase price allocation pro forma adjustments		Other pro forma adjustments		Combined Company pro forma
			(Note 1)	(Note 3)		(Note 3)
Sales	$—	$3,267	$3,498	$—		$(51)	U	$6,714

Operating expenses
Cost of sales	—	2,760	3,070	(17)	R	(29)	T	5,733
						(51)	U
Selling, general and administrative	—	190	189	(8)	R	3	S	374
Depreciation and amortization	—	357	335	—		—		692
Closure and restructuring costs	—	537	267	—		—		804
Impairment of goodwill	—	1	—	—		—		1

	—	3,845	3,861	(25)		(77)		7,604

Operating profit (loss) from continuing operations	—	(578)	(363)	25		26		(890)
Financing expenses	—	—	118	8	V	80	W	180
				1	AA	4	Z
				(3)	AB	(28)	Y
Share of joint ventures’ net loss	—	—	6	—		(3)	X	3
Derivative instruments loss	—	—	7	—		—		7

Loss from continuing operations before income taxes and minority interest	—	(578)	(494)	19		(27)		(1,080)
Income tax expense (benefit)	—	(100)	(162)	6	AC	(117)	AE	(358)
						15	AD
Minority interest	—	—	—	—		1	AF	1

Net loss from continuing operations	$—	$(478)	$(332)	$13		$74		$(723)

Basic loss per share		$(1.72)	$(1.45)					$(1.42)

Diluted loss per share		$(1.72)	$(1.45)					$(1.42)

Basic weighted average number of common shares outstanding		277,890,098 (*)	229,714,058					509,368,520	(**)

Diluted weighted average number of common shares outstanding		277,890,098 (*)	229,714,058					509,368,520	(**)

(*)	Represents the estimated total number of shares of Company common stock to be distributed by Weyerhaeuser to its shareholders in connection with the Distribution.
(**)	Represents the estimated total number of shares of Company common stock outstanding immediately following the consummation of the Transactions as described in item Q of Note 2.

See accompanying notes to unaudited pro forma condensed combined financial information.

Notes to Unaudited Pro Forma Condensed Combined Financial Information of the Company

Note 1: Basis of Presentation

The unaudited pro forma condensed combined financial information of the Company has been prepared based upon historical financial information of the Company, the Weyerhaeuser Fine Paper Business and Domtar, giving effect to the Transactions and other related adjustments described in these footnotes. This unaudited pro forma condensed combined financial information is not necessarily indicative of the results of operations that would have been achieved had the Transactions actually taken place at the dates indicated, and does not purport to be indicative of future financial position or operating results. The unaudited pro forma condensed combined financial information should be read in conjunction with the historical financial statements of the Company, the Weyerhaeuser Fine Paper Business and Domtar and the notes thereto, which are included or referred to in this Information Statement.

The historical financial statements of the Weyerhaeuser Fine Paper Business were prepared using specific identification of income and expenses and assets and liabilities, where available, and, where not available, include allocations and estimates that we believe are reasonable and appropriate under the circumstances. However, these allocations and estimates may not necessarily reflect the financial position, operating results and cash flows for the periods presented had the Weyerhaeuser Fine Paper Business operated as a separate entity. For a more detailed discussion on the basis of presentation and allocation methodology used in the historical financial statements of the Weyerhaeuser Fine Paper Business, please refer to notes 1 and 2 to the financial statements of the Weyerhaeuser Fine Paper Business for the thirty-nine week periods ended September 24, 2006 and September 25, 2005, and the fiscal years ended December 25, 2005, December 26, 2004 and December 28, 2003, included elsewhere in this Information Statement. In addition, please refer to “Risk Factors — Risks Related to the Transactions — The historical financial information of the Weyerhaeuser Fine Paper Business may not be representative of its results if it had operated independently of Weyerhaeuser and, as a result, may not be a reliable indicator of its future results.”

The Company’s financial statements were prepared in accordance with U.S. GAAP and are presented in U.S. dollars. Domtar’s historical consolidated financial statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars. Canadian GAAP differs in certain respects from U.S. GAAP. Domtar’s historical consolidated financial statements were reconciled to U.S. GAAP and were translated from Canadian dollars to U.S. dollars using the period end rate for the balance sheet and the average of the monthly average rates during the period for the statements of earnings, based on the Bank of Canada noon rate. See “Summary — Summary Historical and Pro Forma Data,” “Selected Historical Financial Data of Domtar” and “Where You Can Find More Information.”

The unaudited pro forma condensed combined financial information was prepared using the purchase method of accounting with respect to the Arrangement, with the Company being treated as the “acquirer” for accounting purposes. Immediately following the consummation of the Transactions, the Company will be an independent public company, with approximately 55% of the Company’s common stock owned by Weyerhaeuser shareholders or former Weyerhaeuser shareholders, and approximately 45% owned by former Domtar shareholders, in each case on a fully-diluted basis. The Company will be a holding company that will, directly or indirectly, own and operate the Weyerhaeuser Fine Paper Business and the Domtar business.

The unaudited pro forma condensed combined financial information assumes that Domtar’s acquisition has been accounted for in accordance with Financial Accounting Standards Board Statement No. 141, Business Combinations (SFAS No. 141) and that the resulting goodwill and other intangible assets are accounted for under Financial Accounting Standards Board Statement No. 142, Goodwill and Other Intangibles Assets (SFAS No. 142). The total purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed based on our preliminary estimates of their fair value, and changes are expected as valuations of certain tangible and intangible assets are finalized. As a result, actual fair values of assets acquired and liabilities assumed and related operating results, including actual depreciation and amortization expense, could differ materially from those reflected in the unaudited pro forma condensed combined financial information included herein. The allocation of the purchase price to liabilities related to potential reorganizations and restructurings have not been reflected in this initial purchase price allocation. Obligations for pension and other post-retirement benefits have been determined based upon preliminary actuarial assessments.

Domtar’s fiscal year ends on December 31, while the Company’s and the Weyerhaeuser Fine Paper Business’ fiscal year ends on the last Sunday of each December. Domtar’s most recent fiscal year ended on December 31, 2005. The Company and the Weyerhaeuser Fine Paper Business’s most recent fiscal year ended on December 25, 2005. Because these fiscal year ends do not differ by more than 93 days, SEC rules permit the reporting periods to be combined without adjustments for the purposes of pro forma financial information. Therefore, the periods covered by Domtar’s historical consolidated financial information (which are the periods ended September 30, 2006 and December 31, 2005) have not been adjusted to correspond to the Company’s period end dates (which are the periods ended on September 24, 2006 and December 25, 2005) in the accompanying unaudited pro forma condensed combined financial information.

Unless otherwise stated, all amounts shown in this section are in U.S. dollars and in accordance with U.S. GAAP. In preparing the unaudited pro forma condensed combined financial information, a review was undertaken to identify differences between Domtar’s accounting policies and financial statements presentation and those used by the Weyerhaeuser Fine Paper Business where the impact was potentially material and could be reasonably estimated. The accounting policies and presentation used in the preparation of the unaudited pro forma condensed combined financial information are those set out in the audited historical financial statements of the Weyerhaeuser Fine Paper Business for the year ended December 25, 2005 and the notes thereto included elsewhere in this Information Statement, except for adjustments to the Weyerhaeuser Fine Paper Business financial statements to account for stock based compensation expense under the fair value method. Further accounting policy and presentation differences may be identified after the consummation of the Transactions.

The unaudited pro forma condensed combined statements of earnings do not reflect operational and administrative cost savings or synergies that we estimate may be achieved as a result of the Transactions, or non-recurring, one-time costs or gains that may be incurred or received as a direct result of the Transactions.

Note 2: Pro Forma Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheets

For accounting purposes, the purchase price is based upon the estimated fair value of Domtar plus estimated acquisition costs directly related to the Transactions. Since no quoted market price yet exists for the shares of the Company common stock, the purchase price is based on the fair value of the net assets acquired, or the fair value of Domtar, on August 23, 2006, the date the terms of the Transactions were agreed to and announced. The fair value of Domtar common shares of $6.63 per share used in the calculation of the purchase price is based upon the average closing price of Domtar common shares on the Toronto Stock Exchange for the five trading days beginning August 21, 2006 and ended August 25, 2006, converted at the average daily foreign exchange rate of the Bank of Canada. The number of outstanding Domtar common shares used in the calculation of the fair value of Domtar is based on the same periods.

The following table summarizes the components of the total purchase price (in millions of U.S. dollars, except for share and per share data):

Number of issued and outstanding shares	231,436,850
Price per share	$6.63

Fair value of Domtar’s net assets	$1,534
Estimated direct acquisition costs to be incurred by the Company	28

Estimated total purchase price, excluding assumed debt	$1,562

The total purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed based on our preliminary estimates of their fair value, which are based on information available as of the date of this Information Statement. We continue to review the existence, characteristics and useful lives of Domtar's tangible and intangible assets, which could result in a significantly different depreciation and amortization expense and could affect the allocation between goodwill and other tangible and intangible assets. Changes are expected as valuation studies of certain tangible and intangible assets are finalized. As a result, actual fair values of assets acquired and liabilities assumed and related operating results, including actual depreciation and amortization expense, could differ materially from those reflected in the unaudited pro forma condensed combined financial information included herein. The allocation of the purchase price to the liabilities related to potential reorganizations and restructurings has not been reflected in this initial purchase price allocation. Obligations for pension and other post-retirement benefits have been determined based upon preliminary actuarial assessments. All of these estimates are subject to significant measurement uncertainty.

The final purchase price allocation, which will be determined subsequent to the consummation of the Transactions, and the actual fair values of assets acquired and liabilities assumed and related operating results, including actual depreciation and amortization expense, could differ materially from the allocation reflected in the unaudited pro forma condensed consolidated financial information, although this allocation represents our best estimates based on the information available as of the date of this Information Statement.

A    Working capital adjustments

To adjust for the elimination of $4 million of intercompany payables and $4 million of intercompany receivables of the Company. Further, certain centralized divisional working capital amounts in the Weyerhaeuser Fine Paper Business will not be transferred to the Company by Weyerhaeuser but will be settled in cash after closing. As such, $52 million of trade accounts receivable, $24 million of inventory and $18 million of accounts payable were reclassified to be a net receivable of $58 million from Weyerhaeuser. These adjustments result in a $2 million net increase in receivables, a $24 million decrease in inventory and a $22 million decrease in accounts payable.

B    Fair value of Domtar inventories

To increase inventories to fair value less costs to sell to reflect the preliminary purchase accounting allocation. The non-cash inventory purchase accounting adjustment of $26 million may impact the cost of sales during the first quarter after the closing of the Transactions, during which time the finished goods inventory on hand on the date of the Transactions will be consumed. This amount has not been reflected as a pro forma adjustment in the unaudited pro forma condensed combined statements of earnings.

C    Fair value of Domtar prepaid expenses

To reduce prepaid expenses to fair value to reflect the preliminary purchase accounting allocation.

D    Business set-up cost obligations

To record business set-up costs as part of property, plant and equipment that are obligations of the Company to Weyerhaeuser at the time of the consummation of the Transactions.

E    Historical goodwill write-off

To reverse historical goodwill of Domtar as the value of acquired goodwill is required to be reduced to $0.

F    Fair value of Domtar other assets

To reduce other assets to fair value to reflect the preliminary purchase accounting allocation, consisting of the write-off of assumed deferred debt issue costs ($16) million and accrued benefit pension assets ($147)

million, as well as the recording of the fair value of pension benefit plans $5 million and other adjustments ($1) million. To increase the fair value of Domtar’s interest in Norampac by $260 million to reflect the consideration received for the sale of this investment subsequent to the balance sheet date. On December 29, 2006, Domtar sold its 50% interest in Norampac to Cascades Inc. for a cash consideration of CDN$560 million (the U.S. Dollar equivalent of which is $502 million based on the Bank of Canada noon rate on September 30, 2006, the period end for the balance sheet).

G    Senior secured term loan facility draw-down

To record the draw-down under the three-month senior unsecured term loan facility in the amount of $1.35 billion, which will be converted upon the consummation of the Transactions to be part of the seven-year senior secured term loan facility, in order to fund the Company Contribution to Weyerhaeuser and to record an additional draw-down under the seven-year senior secured term loan facility in the amount of $34 million to fund financing costs. The financing costs will be deferred and amortized over the term of the seven-year senior secured term loan facility.

H    Sale of Domtar’s interest in Norampac

To reflect the sale of Domtar’s interest in Norampac on December 29, 2006. For purposes of this unaudited pro forma condensed combined financial information, we have assumed that the proceeds from the sale of Domtar’s 50% interest in Norampac to Cascades Inc. will be used to reduce the initial financing requirements of the Transactions. As a result, we have treated the proceeds from the sale of Norampac as a $502 million reduction of the seven-year senior secured term loan facility resulting in a related $7 million reduction in financing costs.

I    Fair value of Domtar trade and other payables

To adjust for pension and post-retirement fair value of ($3) million. To adjust the fair value of a put option on the investment in a joint venture of $12 million. To adjust for approximately $2 million of Domtar employee compensation payments payable upon the closing and directly related to the Transactions. To adjust other accrued liabilities of ($5) million.

J    Fair value of Domtar long-term debt

To adjust long-term debt to fair value based on public market quotes on September 30, 2006.

K    Income tax impact purchase price allocation

To tax effect the purchase price allocation pro forma adjustments.

L    Other income tax adjustments

To reflect the tax effect of other pro forma adjustments. The primary adjustment results from the change in the tax basis of the Weyerhaeuser Fine Paper Business Canadian assets as a result of the Transactions.

M    Fair value of Domtar other liabilities and deferred credits

To reduce certain other liabilities and deferred credits to fair value ($7) million, to write-off a deferred gain related to a previous termination prior to maturity of an interest rate swap contract of ($11) million, to adjust accrued benefit pension obligation, post-retirement and post-employment liabilities of ($55) million and other adjustments ($2) million.

N    Weyerhaeuser Fine Paper Business post-retirement benefits

Post-retirement benefits were accounted for in the Weyerhaeuser Fine Paper Business financial statements using a multi-employer approach. As such, an adjustment of $25 million was necessary to reflect the post-retirement benefit liability related to employees transferred to the Company.

O    Transaction costs

The Company will incur approximately $28 million of direct transaction costs, which are recognized as liabilities.

P    Net unallocated purchase price consideration

When the Company finalizes the purchase price allocation of Domtar's net assets acquired and liabilities assumed based on detailed valuation studies, the Company expects to identify intangible assets such as, but not limited to, non-contractual customer relationships, patents, trademarks and cutting rights. Any remaining unallocated purchase price consideration will be classified as goodwill or as a reduction of long lived assets. As this net unallocated purchase price consideration is mainly attributable to assets, the credit balance was not reclassified to liabilities.

Q    New equity structure

New equity structure of the Company following the Transactions:

(Dollars in millions)
	Common stock, at par	Additional paid in capital	Preferred shares	Other comprehensive income	Retained earnings	Total shareholders’ equity
The Company as at September 24, 2006	$—	$—	$—	$—	$—	$—
Weyerhaeuser Fine Paper Business Business Unit Equity balances as at September 24, 2006 (1)	—	2,880	—	77	—	2,957
Pro forma adjustments to Weyerhaeuser Fine Paper Business Business Unit Equity (2)	—	(106)	—	—	—	(106)
The Contribution	3	(3)	—	—	—	—
The Distribution (3)	—	(1,350)	—	—	—	(1,350)
Domtar balances at September 30, 2006	1,602	13	30	(273)	17	1,389
Eliminate Domtar historical equity balances (4)	(1,602)	(13)	(30)	273	(17)	(1,389)
Domtar shareholders’ shares exchanged (5)	1,534	—	—	—	—	1,534

Company balances at September 24, 2006	$1,537	$1,421	$—	$77	$—	$3,035

(1)	Contribution of Weyerhaeuser Fine Paper Business to Newco and the equity interests in Newco to the Company in exchange for issuance of 277,890,098 Company common shares and the roll-over of Weyerhaeuser equity awards into 8,237,354 Company equity awards, assuming all former Weyerhaeuser employees that transfer to Newco elect to convert all their Weyerhaeuser equity awards into Company equity awards.

(2)	To reflect the impact of pro forma adjustments relating to items “L” and “N” described above.

(3)	Distribution of cash with the net debt proceeds (“G” above) to Weyerhaeuser as part of the Contribution and Distribution Agreement.

(4)	Preferred shares of Domtar are presented as a minority interest in the Company’s financial information.

(5)	Exchange of all 231,478,422 outstanding Domtar common shares at September 30, 2006 into 231,478,422 shares of Company common stock and roll-over of former Domtar equity awards into 2,626,675 Company equity awards.

Note 3: Pro Forma Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Earnings

R    Domtar pension, post-retirement and post-employment benefits

To adjust for pension, post-retirement and post-employment expenses as of January 1, 2005 to reflect the fair value of all plans. Expense reduction has been allocated 67% to cost of goods sold and 33% to selling, general and administrative expenses representing an estimated split of the costs between these two financial statement captions.

S    Weyerhaeuser Fine Paper Business stock based compensation under the fair value method

To record the stock based compensation expense for the year ended December 25, 2005 related to share based awards granted to Company employees using the fair value method. The Company adopted Financial Accounting Standards Board Statement No. 123 (revised 2004), Share-Based Payment, for 2006 and, therefore, no pro forma adjustment was required for 2006.

T    Domtar inventory under Last In First Out (“LIFO”)

To record the impact of conforming Domtar’s U.S. domestic inventory to the LIFO cost method with the Company’s accounting policies.

U    Intercompany purchases and sales elimination

To eliminate intercompany purchases and sales between the Company and Domtar.

V    Amortization of debt discount

To record the amortization of discount on long-term debt of $49 million resulting from recording assumed Domtar debt at its estimated fair value.

W    Senior secured term loan facility interest expense and other financing considerations

To record the interest expense on the seven-year senior secured term loan facility as well as incremental interest on the five-year senior secured revolving credit facility at the anticipated rate of interest, plus applicable margins. The anticipated rates of interest used were 3.31% for the year ended December 25, 2005 and 4.96% for the thirty-nine weeks ended September 24, 2006. Should the interest rate increase or decrease by 1/8%, the impact on the earnings (loss) before income taxes would be $1.7 million for the year ended December 25, 2005 and $1.3 million for the thirty-nine weeks ended September 24, 2006.

Under the provisions of the indenture governing Domtar’s 9.5% debentures due August 2016 in the outstanding principal amount of $125 million, Domtar will be obligated to make an offer to the debenture holders to repurchase their debentures at 101% of the face value of the debentures. Given that the debentures are currently trading higher than the offer price of 101% of face value, it is unlikely the debenture holders will accept this offer and, accordingly, no repurchase of these debentures was reflected in the pro forma financial statements. If needed, the credit available under the senior secured term loan will be used to fund the repurchase of these debentures.

X    Sale of Domtar’s interest in Norampac

To reflect the impact of the sale of Domtar’s 50% interest in Norampac to Cascades Inc. on December 29, 2006. Norampac is presented as an equity interest in Domtar’s U.S. GAAP financial statements. As a result of this sale, Domtar will exit the packaging business. As this source of income will not reoccur in the future, the income from the Norampac investment was removed from the pro forma condensed combined statements of earnings through this adjustment.

Y    Use of proceeds from sale of Domtar’s interest in Norampac

To reflect the reduction in interest expense resulting from the use of the proceeds on the sale of Domtar’s 50% interest in Norampac to reduce the seven-year senior secured term loan facility. Based on the debt level after the assumed application of the proceeds from the sale of Norampac, should the interest rate on the seven-year senior secured term loan facility increase or decrease by 1/8%, the impact on the earnings (loss) before income taxes would be $1.1 million for the year ended December 25, 2005 and $0.8 million for the thirty-nine weeks ended September 24, 2006.

Z    Amortization of deferred financing costs

To record the amortization of the deferred financing costs under the seven-year senior secured term loan facility.

AA    Deferred gain amortization reversal

Domtar amortizes a deferred gain to income related to a previous termination of an interest rate swap contract prior to maturity. This adjustment reverses the amortization benefit recognized in Domtar's historical consolidated financial statements.

AB    Deferred financing cost amortization reversal

Represents the reversal of amortization of deferred financing costs recognized in Domtar's historical consolidated financial statements resulting from recording acquired other assets at fair value on September 30, 2006.

AC    Tax effect of pro forma adjustments

To tax effect the purchase price allocation pro forma adjustments using the combined statutory rates in effect in the relevant jurisdictions.

AD    Tax effect of Domtar’s interest in Norampac

To reflect the tax effect of the reduction in the interest expense relating to the sale of Domtar’s 50% interest in Norampac to Cascades Inc.

AE    Other income tax adjustments

To reflect the tax effect of pro forma adjustments using the combined statutory rates in effect in the relevant jurisdictions. The primary adjustments are the result of additional interest expense as a result of the senior secured term loan facilities and the reversal of the valuation allowance recorded in 2005 by the Weyerhaeuser Fine Paper Business, as the net operating loss carryforwards to which that valuation allowance corresponds are eliminated as a result of the Transactions.

AF     Minority Interest

To reflect the presentation of Domtar preferred shares as a minority interest in the Company’s financial information.

BUSINESS OF THE COMBINED COMPANY

Overview

Upon consummation of the Arrangement, based on current market data, the Combined Company will be the largest integrated manufacturer of uncoated free sheet in North America and the second largest in the world based on production capacity as well as one of the largest manufacturers of papergrade pulp in North America.

The Combined Company will design, manufacture, market and distribute a wide range of fine paper products for a variety of consumers including merchants, retail outlets, stationers, printers, publishers, converters and end-users. The Combined Company will have a production capacity of approximately 4.9 million tons of uncoated free sheet at 15 paper mills. The Combined Company will also have one paper mill at Prince Albert, Saskatchewan that is currently not in operation but has a production capacity of approximately 290,000 tons of uncoated free sheet. In addition, the Combined Company will have a production capacity of approximately 240,000 tons of coated groundwood paper at one paper mill.

The Combined Company will manufacture and sell fluff pulp and specialty pulp. It will also manufacture papergrade pulp, which it will sell to the extent it produces more pulp than is required for internal use in its paper mills. The sale of papergrade pulp to third parties will allow optimization of pulp capacity while reducing overall manufacturing costs. On a pro forma basis, the Combined Company shipped approximately 1.4 million tons of pulp in excess of its internal requirements during 2005.

The Combined Company will operate 5 sawmills and one remanufacturing facility with a production capacity of approximately 550 million board feet of lumber. In addition, the Combined Company will own five sawmills that are currently not in operation but have an aggregate production capacity of approximately 760 million board feet of lumber.

On a pro forma basis, the Combined Company had combined revenues of more than $6.7 billion in 2005, of which approximately 77% was from pulp and paper, approximately 13% was from paper merchants operations and approximately 9% was from wood products.

Competitive Strengths

We believe that the Combined Company’s competitive strengths will provide a solid foundation for the execution of its business strategy:

Leading Market Position. The Combined Company will be the largest integrated manufacturer of uncoated free sheet in North America and the second largest in the world based on production capacity. This leading market position will provide the Combined Company key competitive advantages, including economies of scale, wider sales and marketing coverage and broad product offerings, such as business, printing and publishing and technical and specialty grade paper.

Efficient and Cost-Competitive Assets. The Combined Company’s fine paper business will encompass a mix of assets allowing it to be a low-cost producer of high volume papers and an efficient producer of value-added specialty papers. The Combined Company’s six largest mills will focus on production of high volume copy and offset papers while the other mills will focus on the production of value-added paper products for which quality, flexibility and service are key determinants. Most of the Combined Company’s paper production will be at mills with integrated pulp production and cogeneration facilities, reducing exposure to price volatility for purchased pulp and energy.

Proximity to Customers. The Combined Company will have a broad geographic coverage with a strong manufacturing presence in eastern North America complemented by service locations throughout North America. This proximity to customers will provide opportunities for enhanced customer service and minimization of freight distance, response time and delivery cost, which constitute key competitive advantages particularly in the high volume copy and offset paper grades market segment. Customer proximity will also allow just-in-time delivery of high demand paper products in less than 48 hours to most major North American cities.

Strong Franchise with Unique Service Solutions. Both the Weyerhaeuser Fine Paper Business and Domtar sell paper to multiple market segments, through a variety of channels, including paper merchants, converters, retail companies and publishers throughout North America. In addition, the Combined Company will maintain a strong market presence through its ownership of both the Domtar Distribution Group and the Enterprise Group, Domtar’s and Weyerhaeuser’s respective paper merchant and distribution divisions. Both companies have developed strong positions as reliable and responsive suppliers to their markets. We believe the Combined Company will build on those positions by maximizing its strengths in centralized planning capability and supply-chain management solutions.

High Quality Products with Strong Brand Recognition. Both the Weyerhaeuser Fine Paper Business and Domtar enjoy strong reputations for producing high quality fine paper products and the Combined Company will market some of the most recognized and preferred papers in North America, including a wide range of business and commercial printing paper brands, such as Domtar Offset-Windsor®, Domtar Opaque-Plainfield®, Titanium®, Cornwall®, Microprint®, Bobcat®, Cougar®, Husky®, Jaguar®, Lynx®, Clarion®, Sonora®, Choctaw®, First Choice® and EarthChoice®. We believe that the Combined Company will be a supplier of choice in the fine paper market.

Focus on Shareholder Value. We believe that the Combined Company will have the ability to build value for its shareholders. The Combined Company’s large base of cost-competitive and efficient assets should allow it to realize cost savings through economies of scale, enhanced buying power and synergies, which should result in higher margins.

Experienced Management Team with Proven Integration Expertise. Our management team following the Transactions will have significant experience and a record of success in the North American paper industry, including with respect to business integration issues. For example, Raymond Royer, our president and chief executive officer, has been the president and chief executive officer of Domtar for ten years and Marvin Cooper, our chief operating officer, has more than 25 years of experience in the pulp and paper industry, including 22 years at Willamette Industries, Inc. (“Willamette”) and four years at Weyerhaeuser. Mr. Royer led Domtar’s integration of four U.S. mills acquired from Georgia Pacific in 2001 while Marvin Cooper worked on the integration of Willamette’s pulp and fine paper business after it was acquired by Weyerhaeuser in 2002. To support the management team, we believe our employees’ expertise and know-how should help create operational efficiencies and better enable the Combined Company to deliver improved profitability from its manufacturing operations.

Business Strategy

Our goal is to be recognized as the supplier of choice of branded and private branded paper products for consumer channels, stationers, merchants, printers and converters in North America. We intend to enhance cash flow and generate shareholder value by implementing the following business strategies:

•	successfully integrating the combined businesses and optimizing paper production to improve operating efficiency and reduce costs;

•	leveraging existing customer relationships;

•	increasing depth of product offerings including the Combined Company’s offering of environmentally and ethically responsible line of papers;

•	maintaining financial discipline to create shareholder value; and

•	conducting operations in a sustainable way.

Successfully Integrating the Combined Businesses and Optimizing Paper Production to Improve Operating Efficiency and Reduce Costs. We believe that the combination of the Weyerhaeuser Fine Paper Business and Domtar represents a strategic fit because of the similarity of both their fine paper offerings in uncoated free sheet grades and their geographic presence. Our integration efforts will initially focus on providing a single face to the Combined Company’s customers, utilizing its greater sales and marketing coverage to enhance customer service and achieving synergies. The combination of the Weyerhaeuser Fine Paper Business and Domtar will provide an opportunity to combine the operational strengths and best practices of two of the industry’s leading manufacturers. We are developing plans to improve the Combined Company’s operating efficiency and cost structure and to achieve certain synergies within two years through a combination of process optimization resulting in lower operating costs, reductions in transportation, logistics and purchasing costs, implementation of best-in-class business practices and reductions in sales and administrative costs. We also intend to optimize the Combined Company’s distribution network and plan to review its organizational structure, consolidating its regional centers and back-office functions where appropriate.

Leveraging Existing Customer Relationships. We intend to build on the successful relationships that the Weyerhaeuser Fine Paper Business and Domtar have developed with key customers to support their businesses and to provide inventory reduction solutions through just-in-time delivery for most-demanded products. We believe the Combined Company will be among the suppliers of choice for customers who seek competitively-priced paper products and services.

Increasing Depth of Product Offerings Including the Combined Company’s Offering of Environmentally and Ethically Responsible Line of Papers. We believe that the Combined Company will be able to deliver improved service to customers through increased depth of product offerings and greater access to volume. We believe the development of EarthChoice®, the Combined Company’s line of environmentally and ethically responsible papers, will provide a platform upon which to expand its offerings to customers. The EarthChoice® line of papers, a product line endorsed and supported by leading environmental groups, offers customers solutions and piece of mind through the use of a combination of Forest Stewardship Council (FSC) virgin fiber and recycled fiber. FSC is the certification recognized by environmental groups as the most stringent and is third-party audited.

Maintaining Financial Discipline to Create Shareholder Value. We believe that value creation will initially be better achieved by de-leveraging. We intend to manage the Combined Company’s capital expenditures effectively and minimize its working capital requirements.

Conducting Operations in a Sustainable Way. Customers and end-users as well as all stakeholders in communities where we operate seek assurances from the pulp and paper industry that resources are managed in a sustainable manner. We will strive to provide these assurances by certifying the Combined Company’s forest, manufacturing and distribution operations and intend to subscribe to internationally recognized environmental management systems, namely ISO 14001.

BUSINESS OF THE COMPANY

History

The Weyerhaeuser Fine Paper Business is currently operated by Weyerhaeuser but will be transferred to Newco and Newco Canada Exchangeco Sub prior to the Distribution and the Arrangement. Weyerhaeuser will subsequently transfer the limited liability company interests in Newco to the Company, which was incorporated in Delaware in August 2006. This Information Statement describes the business of the Company as if it held the Weyerhaeuser Fine Paper Business (indirectly through Newco) but not the Domtar business for all periods and dates presented.

Overview

We principally manufacture and sell fine paper, including uncoated free sheet and coated groundwood and are the second largest integrated manufacturer of uncoated free sheet in North America and the third largest in the world based on production capacity, with annual uncoated free sheet production capacity of approximately 2.7 million tons (or 3 million tons including our Prince Albert, Saskatchewan mill, which is currently not in operation), representing approximately an 18% share of the North American uncoated free sheet production capacity in 2005. We also manufacture papergrade pulp at several of our paper mills, fluff pulp at a pulp mill in Plymouth, North Carolina and papergrade pulp and specialty pulp at a pulp mill in Kamloops, British Columbia. Fluff pulp and specialty pulp are sold to third parties. Papergrade pulp is sold to the extent we have greater capacity for pulp production than is required for internal use at our paper mills. The sale of papergrade pulp to third parties allows for optimization of pulp capacity while reducing overall manufacturing costs.

We generated revenues of $3.3 billion during 2005 and $2.4 billion during the thirty-nine weeks ended September 24, 2006 of which the revenues generated by pulp and fine paper products represented approximately 94% in both periods.

The following table sets forth the breakdown of net sales sold in each product category of our business as well as the percentage of sales accounted for by each product category, in each case for each of the last three fiscal years and the thirty-nine weeks ended September 24, 2006:

	Thirty-Nine Weeks Ended		Year Ended
	September 24, 2006		December 25, 2005		December 26, 2004		December 28, 2003
(Dollars in millions)	Sales	% of Sales	Sales	% of Sales	Sales	% of Sales	Sales	% of Sales
Fine Paper	$1,961	80.6%	$2,629	80.5%	$2,426	80.2%	$2,278	79.8%
Pulp	$342	14.1%	$443	13.6%	$441	14.6%	$383	13.4%
Softwood Lumber	$64	2.6%	$127	3.9%	$113	3.7%	$101	3.5%
Other	$66	2.7%	$68	2.0%	$46	1.5%	$92	3.3%

	$2,433	100%	$3,267	100%	$3,026	100%	$2,854	100%

Products

Fine Paper

The net sales of our fine paper business were approximately $2,629 million in 2005, $2,426 million in 2004 and $2,278 million in 2003, representing approximately 81%, 80% and 80%, respectively, of our total sales in such years. Our fine paper products include the following commodity papers:

Business Papers. Business papers represented approximately 36% of our sales of fine paper products in 2005. Business papers include copier and electronic imaging papers used with ink jet and laser printers, photocopiers and plain-paper fax machines.

Printing, Publishing and Converting Papers. Printing, publishing and converting papers represented approximately 39% of our sales of fine paper products in 2005. Printing and publishing papers include products used in commercial printing applications such as annual reports, brochures and direct mail. Converting papers products are the base papers that are converted into finished products such as envelopes, tablets, business forms and data processing/computer forms.

Computer Papers, Preprinted Forms and Digital Papers. Computer papers, preprinted forms and digital papers represented approximately 18% of our sales of fine paper products in 2005. These papers are sold by our enterprise group.

Coated Groundwood Papers. Coated groundwood papers represented approximately 7% of our sales of fine paper products in 2005. Coated groundwood papers are used primarily in magazines, catalogs and inserts.

Pulp

The net sales of our pulp business were approximately $443 million in 2005, $441 million in 2004 and $383 million in 2003, representing approximately 14%, 15%, and 13%, respectively, of our total sales in such years. We manufacture the following types of pulp:

Papergrade Pulp. Papergrade pulp represented approximately 65% of our pulp sales in 2005. Papergrade pulp is used in the manufacturing of fine paper products.

Fluff Pulp. Fluff pulp represented approximately 19% of our pulp sales in 2005. Fluff pulp is used in baby diapers and adult incontinence products.

Specialty pulp. Specialty pulp represented approximately 16% of our pulp sales in 2005. The specialty pulp manufactured by the Company is used in cement siding.

Softwood Lumber

The net sales of our softwood lumber business were approximately $127 million in 2005, $113 million in 2004 and $101 million in 2003, representing approximately 4% of our total sales in each year. We manufacture and sell softwood lumber for use in residential construction.

Other

The net sales of our other operations were approximately $68 million in 2005, $46 million in 2004 and $92 million in 2003, representing approximately 2%, 2%, and 3%, respectively, of our total sales in such years. Other operations consist of our Canadian timber sourcing operations and other ancillary activities.

Facilities and Properties

We own eight uncoated free sheet mills and one coated groundwood mill in the United States and Canada, all of which are integrated with pulp mills. Our mills had a total annual uncoated free sheet capacity of approximately 2.7 million tons (or 3 million tons including our Prince Albert Saskatchewan mill, which is currently not in operation) and a coated groundwood capacity of approximately 240,000 tons as of December 25, 2005.

We own all of our production facilities with the exception of certain portions that are subject to leases with government agencies in connection with industrial development bond financings or fee-in-lieu-of-tax agreements, and lease substantially all of our sales offices, regional replenishment centers and warehouse facilities. We believe our properties are in good operating condition and are suitable and adequate for the operations for which they are used. We own substantially all of the equipment used in our facilities.

The following table sets forth the locations of our principal production facilities and operating equipment as well as annual capacities of uncoated free sheet and coated groundwood manufacturing locations in our business as of September 24, 2006, and production for the fiscal year ended December 25, 2005. Each of the listed facilities is owned by us, except that portions of some of these facilities are subject to leases with government agencies in connection with industrial development bond financings or fee-in-lieu-of-tax agreements.

	Number of Machines	Production Capacity(1)	Production(2)
		(short tons in thousands)
Uncoated Free Sheet Mills:
Hawesville, Kentucky	2	600	597
Marlboro, South Carolina	1	370	382
Kingsport, Tennessee	1	410	397
Rothschild, Wisconsin	1	160	137
Johnsonburg, Pennsylvania	2	360	360
Dryden, Ontario(3)	2	315	443
Prince Albert, Saskatchewan(4)	1	—	277
Plymouth, North Carolina	2	470	468
Total Uncoated Free Sheet	12	2,685	3,061

Coated Groundwood:
Columbus, Mississippi	1	240	234

(1)	Production capacity reflects expected production under normal operating conditions and product mix and expected maintenance downtime in 2006. Actual production may vary.

(2)	Production reflects actual production in 2005.

(3)	Production at our mill in Dryden, Ontario reflects the output of a paper machine that was shut down in 2005.

(4)	Operations ceased at our mill in Prince Albert, Saskatchewan in 2006. This mill had a production capacity of approximately 290,000 short tons in 2005.

Our fine paper mills are supported by forms and converting operations at our uncoated free sheet mills in Rothschild, Wisconsin; Plymouth, North Carolina and Dryden, Ontario as well as at 12 other facilities that collectively have the capacity to convert approximately 1.62 million tons of roll paper into cut sized sheets, approximately 0.32 million tons of roll paper into folio sized sheets and approximately 0.27 million tons of roll paper into forms paper annually.

We manufacture papergrade pulp at all of the uncoated free sheet mills listed above as well as at our facility in Kamloops, British Columbia, fluff pulp at our facility in Plymouth, North Carolina and specialty pulp at our facility in Kamloops, British Columbia.

We own chip mills in the vicinity of our uncoated free sheet mills in Johnsonburg, Pennsylvania; Hawesville, Kentucky; Kingsport, Tennessee and Marlboro, South Carolina but typically lease such mills to third parties who operate them. We also own sawmills at Ear Falls, Ontario and Big River, Saskatchewan and a 51% equity interest in Wapawekka Lumber Limited Partnership, which has one sawmill in Wapawekka, Saskatchewan.

We own forest licenses covering 0.850 million cubic meters of softwood and 0.570 million cubic meters of hardwood in the proximity of our Dryden, Ontario mill and are party to a forest management agreement covering 1.846 million cubic meters of softwood and 0.976 million cubic meters of hardwood in the proximity of our Prince Albert, Saskatchewan mill.

Our operational headquarters are located at Fort Mill, South Carolina.

During the first quarter of 2006, we shut down indefinitely our pulp and paper mill in Prince Albert, Saskatchewan and the sawmill in Big River, Saskatchewan due to poor market conditions. The Wapawekka sawmill also was shut down. These facilities are currently not in operation. We have not determined at this time whether these facilities will be reopened, sold or permanently closed.

Supply

Wood fiber is the principal raw material in this segment. The primary sources of wood fiber are timber and its by-products, such as wood chips, wood shavings and sawdust. Prior to the Transactions, we supplied our paper mills with fiber from the Weyerhaeuser chip and saw mills as well as from third parties. Concurrent with the consummation of the Transactions, we will enter into a number of fiber supply agreements with Weyerhaeuser and/or its subsidiaries, including a Canadian fiber supply agreement pursuant to which Weyerhaeuser Company Limited and Weyerhaeuser Saskatchewan Ltd. will agree to supply wood chips to our Kamloops, British Columbia mill (and our Prince Albert, Saskatchewan mill if it re-opens) for a period not to exceed 20 years, a pine chip supply agreement pursuant to which Weyerhaeuser will agree to supply softwood chip residuals to our Plymouth, North Carolina mill for a period not to exceed five years, a coated groundwood fiber supply agreement pursuant to which Weyerhaeuser will agree to supply approximately 3,100 tons of softwood chips to Newco’s Columbus, Mississippi mill for a period commencing at the Effective Time and ending on May 31, 2007 and a slush pulp supply agreement pursuant to which Weyerhaeuser’s Columbus, Mississippi pulp mill will agree to supply 75,000 tons of slush pulp to our Columbus, Mississippi coated groundwood mill for a period of one year, subject to annual renewal. Fiber purchased under these agreements will be purchased at prices that approximate market levels. See “Our Relationship With Weyerhaeuser After the Distribution — Fiber and Pulp Supply Agreements.”

Following the consummation of the Transactions, we will supply our paper mills with fiber that we obtain through a combination of different sources depending on the location of the paper mills. We will obtain fiber from timber harvested pursuant to our forest licenses and forest management agreements and processed in our own chip and saw mills, pursuant to fiber supply contracts with Weyerhaeuser as well as pursuant to fiber supply agreements with other third parties and open market purchases.

All of our uncoated free sheet mills have onsite pulp production facilities. Our coated groundwood mill and some of our uncoated free sheet mills also purchase pulp from third parties. Other important raw materials used in this segment include precipitated calcium carbonate, sodium chlorate, sodium hydroxide and dyes.

Our business consumes substantial amounts of energy such as electricity, natural gas, fuel oil, coal and hog fuel (wood waste). During 2005 and the thirty-nine weeks ended September 24, 2006, purchased energy costs comprised approximately 8% and 7%, respectively, of the aggregate amount of materials, labor and other operating costs and fiber costs. We purchase substantial portions of the energy we consume under supply contracts, most of which are between a specific plant and a specific provider. Under most of these contracts, providers are committed to provide quantities within specified ranges that provide us with our needs for a particular type of energy at a specific facility. Most of the contracts have pricing mechanisms that set prices based on current market rates. Natural gas, fuel oil, coal and hog fuel are consumed primarily in the production of steam to be used in the manufacturing process or to a lesser extent to provide direct heat to be used in the chemical recovery process. Electricity is used primarily to drive motors and other equipment as well as provide lighting. Two of our facilities have substantial co-generation capabilities and utilize steam generated from these fuels to generate and sell more electricity into the regional grids than they consume internally. The revenue from electricity sales was able to offset approximately 8% of our total energy requirements in both 2005 and the thirty-nine weeks ended September 24, 2006.

Customers

On a pro forma basis, the Combined Company’s largest customer, Unisource, an independent marketer and distributor of commercial printing and business imaging papers in North America, represented approximately 12% of its sales revenues in the fiscal year ended December 25, 2005. Both Weyerhaeuser and Domtar currently supply products to Unisource on a per-order basis, subject to a published price list and neither company currently has any long-term contractual commitments to Unisource. The commercial relationship between Unisource and the Combined Company is expected to be consistent with these existing relationships. The Combined Company also will have other significant customers as well as a large number of other fine paper customers, which will vary in size but none of which will individually represent a material portion of the Combined Company’s sales.

Our customers include paper merchants, commercial and financial printers, paper converters, such as envelope and form manufacturers, retailers and customers who use our paper for specialty applications, such as label and release products. The majority of these customers purchase products through individual purchase orders.

Competition

The markets in which our business competes are generally worldwide and highly competitive. Grades of fine paper are globally traded, with numerous worldwide manufacturers. All of our paper manufacturing facilities are located in the United States or Canada. Although we sell primarily in North America, we face competition from foreign producers, some of which have lower operating costs than we do. In general, paper production does not rely on proprietary processes or formulas, except in highly specialized or custom grades.

Approximately five major manufacturers produce and sell uncoated free sheet in North America, and dozens more sell uncoated free sheet worldwide. Although price is the primary basis for competition in most of our paper grades, quality and service are important competitive determinants, especially in value-added grades. Our paper products also compete with other paper grades, including coated groundwood, and electronic transmission and document storage alternatives. As the use of these alternative products continues to grow, we may see a decrease in the overall demand for paper products or shifts from one type of paper to another.

Employees

We expect that we will have approximately 5,500 employees and that the Combined Company will have approximately 14,000 employees. Approximately 3,524, or 64%, of our employees and approximately 11,424, or 81.6%, of the Combined Company’s employees will be covered by collective bargaining agreements.

Intellectual Property

Most of the brand name paper products of the Weyerhaeuser Fine Paper Business are protected by registered trademarks. Key trademarks used in the Weyerhaeuser Fine Paper Business include Bobcat®, Cougar®, Husky®, Jaguar®, Lynx®, Clarion®, Sonora®, Choctaw® and First Choice®. These brand names and trademarks are important to the business and, historically, Weyerhaeuser has vigorously pursued apparent infringements. The numerous trademarks of the Weyerhaeuser Fine Paper Business have been registered in the United States and throughout the world where the products of the Weyerhaeuser Fine Paper Business are sold. The current registrations of these trademarks are effective for various periods of time. These trademarks may be renewed periodically, provided that the Weyerhaeuser Fine Paper Business, as the registered owner, or their licensees comply with all applicable renewal requirements, including the continued use of the trademarks in connection with similar goods.

Although there are several patent applications pending, no patents have been issued. Our management regards these patent applications as important but does not consider any one or group of them to be materially important to the Weyerhaeuser Fine Paper Business as a whole.

Under the terms of the Contribution and Distribution Agreement and the intellectual property license agreement, Newco will receive, after the consummation of the Transactions, a fully paid-up, royalty free, non-exclusive license to use certain intellectual property and technology that is used in the Weyerhaeuser Fine Paper Business but retained by Weyerhaeuser. This license does not, however, include the right to use the Weyerhaeuser name. See “Our Relationship With Weyerhaeuser After the Distribution — Intellectual Property License Agreement.”

Seasonality

Demand for uncoated free sheet, our principal product, is typically not seasonal. The most significant seasonal impact on our uncoated free sheet operations is caused by our annual scheduled maintenance outages. During an outage period, a pulp mill and/or paper machine is taken out of operation so that maintenance can be performed. During these time periods, it is normal to incur significant maintenance expenditures as well as above normal expenditures for operating supplies. In addition, some facilities may elect to operate their paper machines on higher cost purchased fiber and incur other incremental costs to minimize the period of time that the paper machine is out of operation.

Working Capital

We typically maintain 30 to 35 days of raw material inventories and 15 to 20 days of chemical inventories to support our pulp and paper operations.

We maintain approximately 30 days of finished goods inventory. However, this inventory may build up in anticipation of seasonal maintenance outages. In addition, we maintain paper rolls for 15 days before they are converted to free sheet to fill customer orders.

Environmental Matters

Our business is subject to a wide range of general and industry-specific laws and regulations in the United States and Canada relating to the protection of the environment, including those governing air emissions, wastewater discharges, the storage, management and disposal of hazardous substances and wastes, the cleanup of contaminated sites, landfill operation and closure obligations and health and safety matters. Compliance with these laws and regulations is a significant factor in the operation of our business. We may encounter situations in which our operations fail to maintain full compliance with applicable environmental requirements, possibly leading to civil or criminal fines or penalties or in enforcement actions, including those that result in governmental or judicial orders that stop or interrupt our operations or require us to take corrective measures at substantial costs, such as the installation of additional pollution control equipment or other remedial actions.

Compliance with U.S. federal, state and local and Canadian federal and provincial environmental laws and regulations usually involves capital expenditures as well as additional operating costs. For example, the United States Environmental Protection Agency has promulgated regulations dealing with air emissions from pulp and paper mills, including regulations on hazardous air pollutants that require use of maximum achievable control technology and controls for pollutants that contribute to smog and haze. We cannot quantify future amounts of capital expenditures required to comply with these laws, regulations and demands, or the effects on operating costs, because, in some instances, compliance standards have not been developed or have not become final or definitive. In addition, compliance frequently serves other purposes, such as extension of facility life, increase in capacity, changes in raw material requirements or increase in economic value of assets or products. While it is difficult to isolate the environmental component of most manufacturing capital projects, we estimate that capital expenditures for environmental compliance were approximately $4 million in 2005. We anticipate capital expenditures of approximately $3 million in 2006 to comply with environmental requirements.

Our air permit for our Kamloops, British Columbia pulp manufacturing facility requires that the facility reduce air emissions of particulate matter by December 31, 2007. Compliance with the permit requirements is likely to require significant capital expenditures. We continue to evaluate our options and are currently in discussions with the Province of British Columbia to extend the deadline for compliance. If the deadline is not extended, the facility may not be able to operate after 2007 without significantly curtailing output or incurring significant capital expenditures.

The United States Environmental Protection Agency has repealed the regulations promulgated in 2000 that would have required states to develop total maximum daily load (“TMDL”) allocations for pollutants in water bodies determined to be water-quality-impaired. However, certain states continue to promulgate TMDL requirements. The state TMDL requirements may set limits on pollutants that may be discharged to a body of water to reduce the amounts of pollutants. It is not possible to estimate the capital expenditures that may be required for us to meet pollution allocations across the various proposed state TMDL programs until a specific TMDL is promulgated.

We are involved in the environmental investigation or remediation of numerous sites. Some of the sites are on property we own where we have the sole obligation to remediate the site or share that remediation obligation with a small number of other parties. Other sites are third-party sites involving several parties who may have a joint and several remediation obligation. Remediation efforts are currently ongoing, for example, at our Plymouth, North Carolina facility in respect of dioxins/furans and mercury, and at our Rothschild, Wisconsin facility in respect of pulp manufacturing by products. Our liability for environmental investigation and remediation ranges from insignificant at some sites to substantial at others, depending on the quantity, toxicity and nature of materials deposited by the Weyerhaeuser Fine Paper Business at the site and, at some sites, the number and economic viability of the other potentially responsible parties. We spent less than $1 million in 2005, and expect to spend approximately $7 million in 2006, on environmental remediation of these sites.

During the first quarter of 2006, we closed our pulp and paper mill in Prince Albert, Saskatchewan and the Big River Sawmill in Saskatchewan due to poor market conditions. These facilities are currently not in operation. The Company has not determined whether either of these facilities will be reopened, sold or permanently closed. In the event the facilities are permanently closed, the Province of Saskatchewan may require active decommissioning and reclamation at one or both facilities, which would likely include investigation and remedial action for areas of significant environmental impacts.

Our forest operations in Canada are carried out on public forestlands under forest licenses and forest management agreements. All forest operations are subject to forest practices and environmental regulations, and operations under licenses also are subject to contractual requirements between the Company and the relevant province designed to protect environmental and other social values. In Canada, the federal Species at Risk Act (“SARA”) was enacted in 2002. SARA contains protective measures for species identified as being at risk and for critical habitat. To date, SARA has not had a significant effect on our operations; however, we anticipate that SARA will, over time, result in some additional restrictions on timber harvests and other forest management practices and increase some operating costs for operators of forestlands in Canada. For these reasons, SARA is expected to affect timber supply and prices in the future.

Legal Proceedings

Pursuant to the Contribution and Distribution Agreement and the Canadian Asset Transfer Agreement entered into or to be entered into in connection with the Transactions, we will assume responsibility for claims and litigation matters arising out of or primarily relating to the Weyerhaeuser Fine Paper Business whether or not asserted prior to the Transactions. Currently, a small number of claims and litigation matters have arisen in the ordinary course of business. Although the final outcome of any legal proceeding is subject to a great many variables and cannot be predicted with any degree of certainty, management currently believes that the ultimate outcome of these legal proceedings will not have a material adverse effect on the Company’s long-term results of operations, cash flows or financial position.

BUSINESS OF DOMTAR

Domtar is the third largest integrated manufacturer of uncoated free sheet in North America and the fourth largest in the world based on production capacity with four pulp and paper mills in Canada and five in the United States. On December 29, 2006, Domtar sold its 50% equity interest in Norampac to Cascades Inc. for a cash consideration of CDN$560 million (the U.S. dollar equivalent of which is $480.6 million at an exchange rate of 1.1652 Canadian dollars per U.S. dollar, the noon buying rate of the Federal Reserve Bank of New York on December 29, 2006). The net after tax proceeds of the sale will be used primarily to reduce debt to be incurred by the Company in connection with the Transactions or to repay Domtar’s existing indebtedness. See “Where You Can Find More Information.”

Domtar’s paper business is its most important segment, and represented 62% of Domtar’s consolidated sales in 2005 (excluding 50% of Norampac’s sales, which were required to be included in Domtar’s consolidated financial statements under Canadian GAAP), or 68% when including sales of Domtar paper through its paper merchants business. In addition to its paper business, Domtar manufactures and markets lumber and wood-based value-added products and engages in the paper merchants business, which involves the purchasing, warehousing, sale and distribution of various paper products made by Domtar and by other manufacturers.

For a more detailed description of the business of Domtar, see the “Management’s Discussion and Analysis” sections and consolidated financial statements and notes thereto contained in Domtar’s report on Form 6-K provided to the SEC on December 15, 2006, Domtar’s “Annual Information Form” contained in Domtar’s annual reports on Form 40-F and Form 40-F/A for the year ended December 31, 2005 filed with the SEC and Domtar’s report for the period ended September 30, 2006 provided to the SEC on Form 6-K on October 31, 2006, each of which is incorporated by reference into this Information Statement. See “Where You Can Find More Information.”

As discussed under “Summary — Summary Historical and Pro Forma Financial Data — Summary Selected Historical Financial Data of Domtar,” Domtar has restated its historical financial statements for each of the fiscal years in the five year period ended December 31, 2005 to present the reclassification of the Vancouver paper mill as discontinued operations and assets held for sale. See Domtar’s report on Form 6-K provided to the SEC on December 15, 2006 and “Where You Can Find More Information.”

OUR BOARD OF DIRECTORS AND MANAGEMENT FOLLOWING THE TRANSACTIONS

Our Board of Directors and Management

We expect that our board of directors immediately following the consummation of the Transactions will be comprised of 13 directors, seven of whom are to be designated by Weyerhaeuser and six of whom are to be designated by Domtar. Of these 13 directors,              will be considered independent under the independence requirements of the SEC and the New York Stock Exchange. Harold MacKay will serve as the non-executive chairman of the board of directors.

Set forth below is information concerning those persons that we expect will become our directors and executive officers as of the consummation of the Arrangement. Our board of directors is divided into three classes. Each director will serve for a term expiring at the annual meeting of stockholders in the year indicated below. For more information, see “Certain Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, By-Laws and Rights Plan and of Delaware Law.”

Name	Position	Term as Director
Harold MacKay	Chairman of the board of directors	Expires on:
Brian M. Levitt	Director	Expires on:
Raymond Royer	Director, president and chief executive officer	Expires on:
Marvin D. Cooper	Director and chief operating officer	Expires on:
Steven A. Barker	Senior executive in charge of marketing	—
Daniel Buron	Chief financial officer	—
Michael Edwards	Senior executive in charge of pulp and paper manufacturing	—
Richard L. Thomas	Senior executive in charge of sales	—

Harold MacKay, age 66, has served as Counsel to the law firm MacPherson Leslie & Tyerman LLP in Regina, Saskatchewan since 2005. Prior to that, he was a partner in MacPherson from 1969 to 2004. He served as the Clifford Clark policy advisor to the Department of Finance of Canada from 2002 to 2004 and chaired the Task Force on the Future of the Canadian Financial Services Sector in 1997 and 1998. He is a director of The Toronto-Dominion Bank and The Mosaic Company. He was made an Officer of the Order of Canada in 2002.

Brian M. Levitt, age 59, has been the chair of the board of Domtar since April 29, 2004 and has been the co-chair and a partner of Osler, Hoskin & Harcourt LLP (“Osler”) since 2001. Mr. Levitt initially joined Osler in 1976 and was a partner when he left in 1991 to join Imasco Limited, initially as president, then as president and chief operating officer from 1993 to 1995 and finally as president and chief executive officer from 1995 to 2000. Mr. Levitt is a director of BCE Inc. and has been a director of Domtar since 1997.

Raymond Royer, age 68, has been the president, chief executive officer and a director of Domtar since joining Domtar in 1996. Since then, he has led Domtar’s integration of a number of strategic acquisitions including four U.S. mills acquired from Georgia-Pacific Corporation in 2001. Prior to joining Domtar, he was president and chief operating officer of a major aerospace and transportation company. He is also a director of Power Financial Corporation and Shell Canada Limited. In addition to having been awarded multiple honorary doctorates, Mr. Royer is an Officer of the Order of Canada, a Commander of the Order of Léopold II of Belgium and an Officer of the Ordre national du Québec.

Marvin D. Cooper, age 63, was the senior vice president, cellulose fiber, white papers and containerboard manufacturing and engineering of Weyerhaeuser from 2002 to 2006 when he stepped down to work full-time on the Transactions. Prior to joining Weyerhaeuser, he was executive vice president, pulp and paper mills of Willamette Industries, Inc. (“Willamette”) from 1998 until 2002 when Willamette was acquired by Weyerhaeuser. He was senior vice president, pulp and paper mills of Willamette from 1997 to 1998. Prior to 1997, he held a number of management positions at Willamette in its pulp and fine paper businesses. He joined Willamette in 1980.

Steven A. Barker, age 53, has been the senior vice president pulp and paper sales and marketing of Domtar since December 2004. Prior to that, he served as senior vice president paper merchants group of Domtar since January 2004, as president of Ris Paper Company, Inc. (“Ris”) (a wholly-owned subsidiary of Domtar since 2000) since 2001 and as executive vice president sales and marketing of Ris since 1994. Prior to 1994, he held a number of management and sales positions in the paper industry and he currently has over 25 years of experience in the industry.

Daniel Buron, age 42, has been the senior vice president and chief financial officer of Domtar since May 2004. He joined Domtar in 1999. Prior to May 2004 he was vice president, finance, pulp and paper sales division and, prior to September 2002, he was vice president and controller. He has over 18 years of experience in finance.

Michael Edwards, 58, has been the vice president of fine paper manufacturing of Weyerhaeuser since 2002. Mr. Edwards has held several positions in the pulp and paper industry since 1963. Mr. Edwards was vice president and general manager of Weyerhaeuser’s Plymouth, North Carolina mill from 1997 to 2002 and vice president and general manager of the Prince Albert, Saskatchewan mill from 1994 to 1997. Prior to joining Weyerhaeuser in 1994, Mr. Edwards worked at Domtar for 11 years. Mr. Edwards is chairman of the North Carolina External Affairs Council and is a member of the Governor’s Business Council of North Carolina for Management and Development. Mr. Edwards is also a member of the board of North Carolina State University.

Richard L. Thomas, age 53, has been the vice president of fine papers of Weyerhaeuser Company since January, 2005. Prior to January, 2005, he was vice president for business papers. Mr. Thomas joined Weyerhaeuser in February 2002 when Willamette was acquired by Weyerhaeuser. He was vice president of fine papers at Willamette from April, 1999 until February, 2002. Mr. Thomas joined Willamette as a marketing manager in 1992. Prior to joining Willamette, Mr. Thomas worked at Champion International Corporation for twelve years. Mr. Thomas is active in the Envelope Manufacturers Association, serving as vice chair of the Public Affairs committee.

Annual Meeting

Our by-laws provide that an annual meeting of our stockholders will be held each year on a date specified by our board of directors. We expect the first annual meeting of our stockholders after the consummation of the Transactions to be held in 2008.

Committees of the Board of Directors

Pursuant to our by-laws, our board of directors is permitted to establish committees of three or more directors from time to time as it deems appropriate. Initially our board of directors will have the following committees: audit committee, nominating and corporate governance committee, human resources committee and environment and health and safety committee. The membership and function of each committee are described below.

Audit Committee

The audit committee will be comprised solely of directors who meet the independence requirements of the New York Stock Exchange and the Exchange Act of 1934 and are financially literate, as required by the New York Stock Exchange. At least one member of the audit committee will be a financial expert, as defined by the rules and regulations of the SEC.

The audit committee, through regular or special meetings with management, the director of internal audit and the Company’s independent auditors, will provide oversight of the quality and integrity of the accounting, auditing and financial reporting practices of the Company, including the Company’s compliance with legal and regulatory requirements, and such other duties as the board of directors or the chairperson of the audit committee deems appropriate.

The audit committee will be governed by the audit committee charter, which will be available on our website at www.domtar.com.

We expect that the members of the audit committee immediately following the consummation of the Transactions will be:

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will be comprised solely of directors who meet the independence requirements of the New York Stock Exchange.

The nominating and corporate governance committee will take a leadership role in

•	shaping the governance of the Company;

•	reviewing the compensation of the Company’s directors;

•	providing oversight and direction regarding the functioning and operation of the board of directors, including reviewing and recommending to the board of directors candidates for election as directors; and

•	providing oversight on senior management succession planning, ethics and business conduct of the Company, human resources practices and environmental and safety issues at the Company.

The nominating and corporate governance committee will be governed by the nominating and corporate governance committee charter, which will be available on our website at www.domtar.com.

We expect that the members of the nominating and corporate governance committee immediately following the consummation of the Transactions will be:

Human Resources Committee

The human resources committee will be comprised solely of directors who meet the independence requirements of the New York Stock Exchange, meet the requirements for a “Non-Employee Director” under the Exchange Act of 1934 and meet the requirements for an “outside director” under the Internal Revenue Code of 1986, as amended.

The human resources committee will have responsibility for

•	reviewing and approving the strategy and design of the Company’s compensation and benefits systems;

•	making recommendations to the board of directors with respect to incentive compensation and equity-based plans;

•	managing the processes used by the board of directors to evaluate the chief executive officer;

•	reviewing the compensation of the Company’s chief executive officer;

•	reviewing and approving salaries and incentive compensation of the Company’s officers and certain other positions; and

•	administering the Company’s stock option and incentive compensation plans.

The human resources committee will be governed by the human resources committee charter, which will be available on our website at www.domtar.com.

We expect that the members of the human resources committee immediately following the consummation of the Transactions will be:

Environment and Health and Safety Committee

The environment and health and safety committee will have responsibility for

•	reviewing the policy, management plans, programs and practices, and the performance of the Company in environmental and health and safety matters; and

•	keeping the board of directors informed and making recommendations to the board of directors on environmental and health and safety matters.

The environment and health and safety committee will be governed by the environment and health and safety committee charter, which will be available on our website at www.domtar.com.

We expect that the members of the environment and health and safety committee immediately following the consummation of the Transactions will be:

Compensation of Directors

We intend to establish a compensation policy with respect to compensation for our directors shortly after the consummation of the Transactions. This compensation policy will be prepared in accordance with standard market practice. Pursuant to this policy non-executive directors may, among others, receive director’s fees, committee fees in respect of those committees on which they serve, travel expense reimbursement and/or stock-based compensation.

EXECUTIVE COMPENSATION

Set forth below is information regarding the compensation of the person who will serve as the chief executive officer of the Company and certain other former employees of Weyerhaeuser and Domtar who will serve as executive officers of the Company following the consummation of the Transactions, including the six most highly compensated persons (collectively, the “named executive officers”).

All of the information set forth in the following tables reflects compensation earned based upon services rendered to Weyerhaeuser and its subsidiaries and Domtar and its subsidiaries, respectively, as indicated. The services rendered by the named executive officers to Weyerhaeuser and Domtar, respectively, were, in most instances, in capacities not equivalent to those positions in which they will serve for the Company. Therefore, these tables do not necessarily reflect the compensation which will be paid to the named executive officers following the consummation of the Transactions.

Summary Compensation of Executive Officers

Former Weyerhaeuser Employees

The following table contains information regarding the compensation paid to the named executive officers during the last three fiscal years in their last positions with Weyerhaeuser as described under “Our Board of Directors and Management Following the Transactions — Our Board of Directors and Management.” Unless the context suggests otherwise, references in this section to “restricted stock” and “stock options” mean Weyerhaeuser common shares and options to purchase Weyerhaeuser common shares. The amounts shown do not necessarily reflect the compensation which the individuals will earn in their new capacity as executive officers of the Company.

Summary Compensation Table

	Year	Annual Compensation (1)			Long Term Compensation Awards
Name and Principal Position		Salary ($)	Bonus ($)(2)	Other Annual Compensation ($)(3)	Restricted Stock Awards ($)	Securities Underlying Options (#)	LTIP Payouts ($)	All Other Compensation ($)(4)
Marvin D. Cooper	2005	520,336	65,472	61,406	—	26,000	—	12,442
Chief operating officer	2004	505,808	396,000	61,205	—	31,000	—	10,823
	2003	493,212	338,175	88,536	—	26,000	—	17,596

Michael Edwards	2005	234,792	23,737	—	—	9,500	—	12,246
Senior executive in charge of pulp and paper manufacturing	2004 2003	223,802 215,894	131,904 118,854	— —	— —	9,500 9,700	— —	14,497 13,734

Richard L. Thomas	2005	282,274	32,175	—	—	16,000	—	13,300
Senior executive in charge of sales	2004 2003	232,843 227,555	155,596 124,538	— —	— —	5,800 6,000	— —	6,846 4,785

(1)	Compensation deferred at the election of the executive officer is included in the category and year it would have otherwise been paid if it had not been deferred.

(2)	The bonus is a cash incentive paid annually and calculated based on an annual measure of performance and a three-year measure of performance. For 2003, the entire bonus amount for Messrs. Cooper, Edwards and Thomas has been based on results of the three-year incentive.

(3)	Other Annual Compensation is the aggregate of:

(a)	That portion of interest above market rates (as defined by the SEC) paid on compensation voluntarily deferred by the individuals;

(b)	Tax gross-up payments; and

(c)	The aggregate cost to Weyerhaeuser of perquisites and personal benefits if the amount is in excess of the lesser of $50,000 or 10% of the executive officer’s salary plus annual bonus for the year. Amounts reported for 2005 that represent at least 25% of the aggregate are:

•

For Mr. Cooper: In 2005, a temporary living benefit of $34,054, a tax gross-up payment related to the temporary living benefit of $26,166 and a financial planning benefit of $1,186. In 2004, a temporary living benefit of $34,287, a tax gross-up payment related to the temporary living benefit of $26,345 and a financial planning benefit of $573. In 2003, a temporary living benefit of $40,585, a tax gross-up payment related to the temporary living benefit of $31,183 and a financial planning benefit of $4,736.

(4)	All Other Compensation includes:

(a)	Weyerhaeuser’s contribution to qualified 401(k) and profit sharing plan accounts;

(b)	The premium amount credited to the executive officer’s deferred compensation account based on the bonus amount deferred as common share equivalents; and

(c)	Premiums for executive term life insurance.

•	Mr. Cooper’s All Other Compensation represents Weyerhaeuser’s contribution to the qualified 401(k) plan in the amount of $10,290 for 2005, $10,045 for 2004 and $8,286 for 2003. Weyerhaeuser’s contribution to the Profit Sharing Plan was $1,374 for 2005. Also included is an executive term life insurance premium of $778 for 2005, $778 for 2004 and $1,200 for 2003.

•	Mr. Edwards’ All Other Compensation represents Weyerhaeuser’s contribution to the qualified 401(k) plan in the amount $9,204 for 2005, $8,773 for 2004 and $8,992 for 2003. Weyerhaeuser’s contribution to the Profit Sharing Plan was $1,374 for 2005. Also included is an executive term life insurance premium of $778 for 2005, $778 for 2004 and $285 for 2003.

•	Mr. Thomas’ All Other Compensation represents Weyerhaeuser’s contribution to the qualified 401(k) plan in the amount of $7,100 for 2005, $6,846 for 2004 and $4,785 for 2003. Weyerhaeuser’s contribution to the Profit Sharing Plan was $1,374 for 2005.

Former Domtar Employees

The following table contains information regarding the compensation paid to the named executive officers during the last three fiscal years of Domtar in their last positions with Domtar as described under “Our Board of Directors and Management Following the Transactions — Our Board of Directors and Management.” Unless the context suggests otherwise, references in this section to “restricted shares,” “deferred share units,” “performance share units” and “stock options” mean Domtar restricted shares, Domtar common shares (or rights relating to such shares) and options to purchase Domtar common shares. The amounts shown do not necessarily reflect the compensation which the individuals will earn in their new capacity as executive officers of the Company.

Summary Compensation Table

		Annual Compensation (1)(2)		Long Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)(3)	Restricted Share and Share Unit Awards ($)(4)	Securities Under Options/Granted (#)
Raymond Royer	2005	836,479	—	235,040	75,000
President and chief executive officer	2004	836,976	—	2,515,645	170,000
	2003	754,776	—	18,269	115,000

Steven A. Barker	2005	320,000	85,247	271,200	24,000
Senior executive in charge of marketing	2004	288,692	—	466,400	47,000
	2003	247,115	—	—	16,000

Daniel Buron	2005	259,671	58,888	271,200	24,000
Chief financial officer	2004	185,979	—	349,800	16,000
	2003	162,727	—	—	16,000

(1)	All compensation was paid in Canadian dollars, except the compensation of Steven A. Barker, which was paid in U.S. dollars. Amounts paid in Canadian dollars have been converted into U.S. dollars at an exchange rate of 1.1656 Canadian dollars per U.S. dollar, the noon buying rate of the Federal Reserve Bank of New York on December 30, 2005.

(2)	Perquisites and personal benefits did not exceed the lesser of $50,000 and 10% of the annual salary and bonus for any of the named executive officers.

(3)	Bonuses are generally paid in cash in the year following the financial year in which they were earned. For 2005, the bonus plan pay-out was based only on the portion related to the individual and group key performance indicators established by the human resources committee and the board of directors. Pursuant to this plan, Mr. Royer was entitled to a bonus in 2005, but elected to forego this payment.

(4)	The data reflects the dollar value of restricted share awards, deferred share units and performance share units based on the closing price of Domtar’s common shares on the applicable grant date, which was February 24, 2005 for awards granted in 2005, February 3, 2004 for awards granted in 2004 and February 4, 2003 for awards granted in 2003. Dollar values have been converted into U.S. dollars at an exchange rate equal to the noon buying rate of the Federal Reserve Bank of New York on the applicable grant date. Deferred share units are subject to the terms of Domtar’s Executive Deferred Share Unit Plan, and have only been granted to certain members of Domtar’s management committee. The amount of the grant is determined based on Domtar’s return on equity for the preceding fiscal year and the participant’s position, namely, 25% of base salary for Mr. Royer. Messrs. Barker and Buron, although members of Domtar’s management committee, are not participants in Domtar’s Executive Deferred Share Unit Plan. The grant value of the deferred share units is based on a price equal to the average closing price of Domtar common shares during the previous fiscal year. Deferred share units are paid only upon the retirement, death or permanent disability of participants. The value of the payment is determined at that time according to market value of the Domtar common shares during a 12-month period preceding the event, and payment is made within a period of time determined in accordance with applicable Canadian tax rules. No deferred share unit becomes vested until the retirement, death or permanent disability of participants or before termination of employment of an executive officer provided that he was a member of the management committee during a continuous period of at least seven years, except with the approval of the Human Resources Committee. No deferred share units were granted in 2004 or 2005, and the plan was eliminated in 2005. Information provided for 2004 and 2005 indicates only dividends accrued on the previous grants.

Performance share units are subject to the terms of Domtar’s Executive Performance Share Unit Plan. Since the inception of this plan, performance share units have only been provided to members of Domtar’s management committee. Each performance share unit, subject to the vesting conditions set out in each grant being fulfilled, gives a participant the right to receive one common share or, at the participant’s option, the cash equivalent at the time of vesting. In the event a participant elects to receive common shares, Domtar will make arrangements for delivery of such shares through purchases on the open market. Information provided also includes reinvested dividends. Performance share units 1 vest in three equal installments on December 31, 2004, on December 31, 2005 and on December 31, 2006 so long as Domtar’s return on shareholders’ equity equals or exceeds the average return on shareholders’ equity of the competitor companies in the reference group during each year. The 2004 and 2005 increments did not vest as the parameters were not attained. Performance share units 2 will vest entirely on December 31, 2006 so long as Domtar’s return on shareholders’ equity equals or exceeds the average return on shareholders’ equity of the competitor companies in the reference group during that period. Because the performance measures are not expected to be satisfied, Domtar expects that no payouts will be made. No performance share units were granted in 2005. Information provided for 2005 indicates only dividends accrued on the performance share units granted in 2004.

Restricted shares are granted annually. The number of shares awarded depends on the executive officer’s position and the level of pay-out under Domtar’s annual bonus plan. Shares are delivered to the executive officer after a three-year period, subject to the executive officer’s continuous employment with Domtar through such period.

Dividends are paid with respect to deferred share units and performance share units on a quarterly basis in the form of additional deferred share units or performance share units, as applicable. Mr. Royer received dividends of 866 deferred share units, 1,641 performance share units 1 and 3,745 performance share units 2 in 2005 and 514 deferred share units, 731 performance share units 1 and 1,669 performance share units 2 in 2004. Mr. Barker received dividends of 445 performance share units 2 in 2004 and 999 performance share units 2 in 2005, and Mr. Buron received dividends of 746 performance share units 2 in 2005 and 220 performance share units 2 in 2004. No dividends are paid with respect to restricted share awards to holders of those awards.

Based on the closing price of Domtar’s common shares on December 30, 2005, the aggregate award amounts (including dividends paid in the form of deferred share units or performance share units, as applicable) and dollar value held by the named executive officers on December 31, 2005 was:

Name and Principal Position	Restricted Shares (#)	Deferred Share Units (#)	Performance Share Units 1 (#)	Performance Share Units 2 (#)	Aggregate Dollar Value ($)
Raymond Royer	26,000	3,110	68,122	155,414	1,455,241
President and chief executive officer
Steven A. Barker	30,000	—	—	41,444	411,517
Senior executive in charge of marketing
Daniel Buron	30,000	—	—	30,966	351,164
Chief financial officer

Stock Option Grants

Former Weyerhaeuser Employees

The following table contains information relating to the Weyerhaeuser stock option grants made in 2005 to the named executive officers. The options are subject to the terms of Weyerhaeuser’s 2004 Long-Term Incentive Plan (the “Weyerhaeuser Stock Plan”). The Weyerhaeuser Stock Plan provides for the award of stock options, stock appreciation rights, restricted stock and stock units, and performance shares and performance units to selected executive officers of Weyerhaeuser and its subsidiaries. Unless the context suggests otherwise, references in this section to “stock options,” “stock appreciation rights,” “restricted stock,” “restricted stock units,” “performance shares” and “performance units” mean stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and, respectively, performance units to acquire Weyerhaeuser common shares. No stock appreciation rights, restricted stock, restricted stock units, performance shares and performance units have been granted to the named executive officers in 2005.

Stock options granted in 2005 generally vest in four equal annual installments on each of the first four anniversaries of the grant date and expire ten years after the grant date. Stock options are not transferable and are subject to earlier termination in certain events related to termination of employment.

The stock options granted in 2005 were granted at 100% of the fair market value, which assures that executive officers will receive a benefit only when the stock price increases.

In connection with the Transactions, each employee of Weyerhaeuser who will become an employee of the Company and holds a Weyerhaeuser stock option will be given the opportunity to elect to either continue to hold all of his or her Weyerhaeuser stock options in accordance with their terms or surrender all of his or her Weyerhaeuser stock options in exchange for Company stock options. See “The Transaction Agreement — Treatment of Weyerhaeuser Equity Awards.”

Option Grants in 2005 Fiscal Year

Name and Principal Position	Number of Securities Underlying Option Granted (#)(1)	Percent of Total Options Granted to Employees in Fiscal Year (%)	Exercise or Base Price ($/sh)	Expiration Date	Grant Date Present Value ($)(2)
Marvin D. Cooper	26,000	0.75	63.495	02/16/15	518,700
Chief operating officer
Michael Edwards	9,500	0.27%	63.495	02/16/15	189,525
Senior executive in charge of pulp and paper manufacturing
Richard L. Thomas	16,000	0.46%	63.495	02/16/15	319,200
Senior executive in charge of sales

(1)	Stock options granted in 2005 generally vest in four equal installments on each of the first four anniversaries of the grant date and expire ten years after the grant date. The stock options were granted for a term of 10 years, subject to earlier termination in certain events related to termination of employment.

(2)	The estimated grant date present value reflected in the above table is determined using the Black-Scholes model. The material assumptions and adjustments incorporated in the Black-Scholes model in estimating the value of the stock options reflected in the above table include the following:

•	an exercise price on the stock option of $63.495 equal to the fair market value of the underlying stock on the grant date;

•	an option term of ten years;

•	an interest rate of 4.17% that represents the interest rate on a U.S. Treasury security with a maturity date corresponding to that of the option term;

•	volatility of 28.64% calculated using daily stock prices for the three-year period prior to the grant date; and

•	dividends at the rate of $1.60 per share representing the annualized dividends paid with respect to a share of common stock at the date of grant.

The ultimate values of the stock options will depend on the future market price of the Company’s common stock, which cannot be forecast with reasonable accuracy. The actual value, if any, an optionholder will realize upon exercise of a stock option will depend on the excess of the market value of the Company’s common stock over the exercise price on the date the stock option is exercised.

Options held as of October 31, 2006

Name and Principal Position	Number of Securities Underlying Options Held	Weighted Exercise or Base Price ($/Sh)	Expiration Date (1)
Marvin D. Cooper	208,188	59.741	4/24/2009 - 2/15/2016
Chief operating officer
Michael Edwards	21,375	64.110	2/9/2010 - 4/19/2011
Senior executive in charge of pulp and paper manufacturing
Richard L. Thomas	63,513	61.020	4/11/2007 - 4/19/2011
Senior executive in charge of sales

(1)	Other than stock options granted to Messrs. Edwards and Thomas on April 19, 2006, which expire five years after the grant date, all stock options granted to Messrs. Cooper, Edwards and Thomas expire ten years after the grant date.

Former Domtar Employees

The following table contains information relating to the Domtar stock option grants made in 2005 to the named executive officers. The options are subject to the terms of Domtar’s Executive Stock Option and Share Purchase Plan (the “Domtar Stock Plan”). The Domtar Stock Plan provides for the award of stock options, share appreciation rights and rights to purchase Domtar common shares to selected executive officers of Domtar and its subsidiaries. Unless the context suggests otherwise, references in this section to “stock options,” “share appreciation rights” and “rights” mean stock options, share appreciation rights and rights to acquire Domtar common shares, respectively. No share appreciation rights have been granted since 1991 and no rights have been granted since 2004.

Stock options generally vest in four equal annual installments on each of the first four anniversaries of the grant date and expire ten years after the grant date. Stock options are not transferable and may be exercised only for as long as the participant remains an eligible executive or employee, subject to limited exceptions such as death or retirement.

Stock options awarded between February 2003 and January 2005 vest in four equal installments on each of the first four anniversaries of the grant date only if the average closing price of Domtar common shares on the Toronto Stock Exchange during the 20 consecutive trading days immediately preceding that anniversary date equals or exceeds the average performance of an index composed of the S&P 500 Materials (U.S.) index (50%) and the S&P/TSX Materials (Canada) index (50%).

Should the average price be less than the average performance of the index, the applicable portion of the grant will not vest, but may vest on any following anniversary date if the foregoing test, applied on a cumulative basis, is satisfied at that time. Any portion that has not vested on or before the expiration of the stock option expires automatically at that time. No stock options granted between February 2003 and January 2005 vested in 2004 or 2005.

Stock options awarded during or after February 2005 vest in four equal installments on each of the first four anniversaries of the grant date and expire, subject to certain exceptions, six years after the grant date. The right to exercise these stock options is linked to the performance of Domtar common shares according to parameters determined from time to time by Domtar’s human resources committee. For the stock options awarded in 2005, the human resources committee determined that the market price of one Domtar common share will have to increase by at least 20% over the grant price before the stock option may be exercised. Upon exercise of these stock options, 60% of the difference between the fair market value at the time of exercise and the grant price will be converted into Domtar common shares to be held by the participant for at least 12 months after the date of exercise.

For a description of the exchange of Domtar stock options for Company stock options as part of the Arrangement see “The Transaction Agreement — Treatment of Domtar Equity Awards.”

Under Domtar’s retention plan, if a participant’s position is eliminated prior to December 31, 2007, the participant’s outstanding stock options will vest, subject to consummation of the Transactions. See “— Employment Contracts and Termination of Employment and Change-in-Control Arrangements — Termination of Employment and Change-in-Control Arrangements.”

Option Grants in 2005 Fiscal Year

Name and Principal Position	Number of Securities Underlying Option Granted (#)	Percent of Total Options Granted to Employees in Fiscal Year (%)	Exercise or Base Price ($/sh)(1)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
					5% ($)	10% ($)
Raymond Royer	75,000	15.14	9.81	02/23/11	250,500	568,500
President and chief executive officer

Steven A. Barker	24,000	4.84	9.81	02/23/11	80,160	181,920
Senior executive in charge of marketing

Daniel Buron	24,000	4.84	9.81	02/23/11	80,160	181,920
Chief financial officer

(1)	Exercise prices are determined in Canadian dollars. Exercise prices and potential realizable values have been converted into U.S. dollars at an exchange rate of 1.1656 Canadian dollars per U.S. dollar, the noon buying rate of the Federal Reserve Bank of New York on December 30, 2005.

Options held as of October 31, 2006 (1)

Name of Principal Position	Number of Securities Underlying Options held	Weighted Exercise or Base Price ($/Sh)(2)	Expiration Dates (3)
Raymond Royer	794,031	11.32	3/5/07 - 2/26/12
President and chief executive officer

Steven A. Barker	121,750	11.23	10/18/10 - 2/26/12
Senior executive in charge of marketing

Daniel Buron	95,875	11.98	3/8/10 - 2/26/12
Chief financial officer

(1)	Using the assumptions used to estimate the number of shares of Company common stock Weyerhaeuser shareholders will receive in connection with the Transactions (see “The Transactions — The Distribution — Determination of the Number of Shares of Company Common Stock per Weyerhaeuser Common Share — Distribution as a Pro Rata Dividend”) and after giving effect to the Transactions, including the Arrangement (see “The Transactions — The Arrangement”), it is currently estimated that Mr. Royer will hold options to purchase shares of Company common stock having a weighted average exercise price of $ , Mr. Barker will hold options to purchase shares of Company common stock having a weighted average exercise price of $ and Mr. Buron will hold options to purchase shares of Company common stock having a weighted average exercise price of $ .

(2)	Weighted exercise prices have been converted to U.S. dollars at an exchange rate of 1.1227 Canadian dollars per U.S. dollar, the noon buying rate of the Federal Reserve Bank of New York on October 31, 2006.

(3)	Stock options granted between February 2003 and January 2005 expire ten years after the grant date. Stock options awarded during and after February 2005 expire six years after the grant date. Messrs. Royer, Barker and Buron, respectively, hold stock options that expire between March 5, 2007 and February 26, 2012, October 18, 2010 and February 26, 2012 and March 8, 2010 and February 26, 2012 depending on the grant date of the stock option.

Stock Option Exercises

Former Weyerhaeuser Employees

The following table contains information relating to the exercise of options to purchase Weyerhaeuser common shares by the named executive officers in 2005, as well as the number and value of their unexercised options to purchase Weyerhaeuser common shares as of December 31, 2005.

Name and Principal Position	Shares Acquired on Exercise (#)(1)	Value Realized ($)	Shares Subject to Options at December 31, 2005 (#)		Value of Unexercised In-The-Money Options at December 31, 2005 ($)
			Exercisable	Unexercisable	Exercisable (2)	Unexercisable (2)
Marvin D. Cooper (3)	—	—	109,938	62,250	1,222,256	373,481
Chief operating officer

Michael Edwards	4,075	82,146	8,675	23,575	45,928	145,636
Senior executive in charge of pulp and paper manufacturing

Richard L. Thomas	6,232	185,032	27,550	23,538	283,881	113,248
Senior executive in charge of sales

(1)	Number of securities underlying stock options/share appreciation rights exercised.

(2)	Based on a fair market value on December 30, 2005 of $66.34, as determined based upon the closing price of Weyerhaeuser common shares on the New York Stock Exchange on that date.

(3)	In connection with the acquisition by Weyerhaeuser in 2002 of Willamette Industries, Inc., options to purchase shares of Willamette Industries, Inc. stock held by Mr. Cooper were converted into stock options to purchase Weyerhaeuser common shares.

Former Domtar Employees

The following table contains information relating to the exercise of options to purchase Domtar common shares by the named executive officers in 2005, as well as the number and value of their unexercised options to purchase Domtar common shares as of December 31, 2005.

Name and Principal Position	Shares Acquired on Exercise (#)(1)	Value Realized ($)	Shares Subject to Options at December 31, 2005(#)		Value of Unexercised In-The-Money Options at December 31, 2005
			Exercisable (2)	Unexercisable (2)	Exercisable (2)	Unexercisable (2)
Raymond Royer	—	—	670,031	283,750	—	—
President and chief executive officer

Steven A. Barker (3)	—	—	30,750	74,000	—	—
Senior executive in charge of marketing

Daniel Buron (3)	—	—	15,875	51,000	—	—
Chief financial officer

(1)	Securities acquired during 2005 upon the exercise of stock options.

(2)	No share appreciation rights have been granted since 1991.

(3)	Messrs. Barker and Buron each received 1,000 bonus shares pursuant to the Domtar Stock Plan. As of December 31, 2005, the bonus shares had a market value of $5.76 per share (based on an exchange rate of 1.1656 Canadian dollars per U.S. dollar, the noon buying rate of the Federal Reserve Bank of New York on December 30, 2005).

Long-Term Incentive Awards

Former Weyerhaeuser Employees

No awards were granted to the named executives in 2005 under Weyerhaeuser’s long-term incentive arrangements other than stock option awards. See “ — Stock Option Grants — Former Weyerhaeuser Employees.”

Former Domtar Employees

No awards were granted in 2005 under Domtar’s long-term incentive arrangements other than stock option awards (see “— Stock Option Grants — Former Domtar Employees”) and restricted share awards (see “—Summary Compensation of Executive Officers — Former Domtar Employees — Summary Compensation Table”).

Defined Benefit or Actuarial Plan Disclosure

Former Weyerhaeuser Employees

The following table illustrates the estimated annual standard pension benefit payable as of normal retirement at age 65 at specified compensation levels and years of service classifications and is based on the assumption of benefit liabilities accrued under the Weyerhaeuser defined benefit plans.

	Years of Benefit Service (1)
Final Average Earnings ($)	7	15	20	25	30	35
300,000	31,090	66,622	88,829	111,036	133,244	155,451
350,000	36,515	78,247	104,329	130,411	156,494	182,576
400,000	41,940	89,872	119,829	149,786	179,744	209,701
450,000	47,365	101,497	135,329	169,161	202,994	236,826
500,000	52,790	113,122	150,829	188,536	226,244	263,951
550,000	58,215	124,747	166,329	207,911	249,494	291,076
600,000	63,640	136,372	181,829	227,286	272,744	318,201
700,000	74,490	159,622	212,829	266,036	319,244	372,451
800,000	85,340	182,872	243,829	304,786	365,744	426,701
900,000	96,190	206,122	274,829	343,536	412,244	480,951
1,000,000	107,040	229,372	305,829	382,286	458,744	535,201
2,000,000	215,540	461,872	615,829	769,786	923,744	1,077,701
3,000,000	324,040	694,372	925,829	1,157,286	1,388,744	1,620,201
4,000,000	432,540	926,872	1,235,829	1,544,786	1,853,744	2,162,701

(1)	Estimated annual benefits payable upon retirement at age 65 (before giving effect to applicable Social Security benefits) under Weyerhaeuser’s Retirement Plan and Supplemental Retirement Plan to individuals having the specified years of credit service and the indicated average annual salaries.

Weyerhaeuser’s Retirement Plan for Salaried Employees (the “Weyerhaeuser Retirement Plan”) is a noncontributory, defined benefit pension plan for salaried employees under which normal retirement is at age 65 and early retirement can be elected by any participant who has reached age 55 and has at least 10 years of vesting service. The annual retirement benefit payable upon normal retirement is equal to (i) 1.1% of the participant’s average annual salary for the highest five consecutive years during the ten calendar years before retirement multiplied by years of credited service, plus (ii) 0.45% of such highest average annual salary in excess of the participant’s Social Security integration level (as such term is defined in the Retirement Plan), multiplied by the number of years of credited service. The benefit payable upon early retirement is a percentage of the benefit that would be payable upon normal retirement and ranges from 72% at age 55 to 100% at age 62. Joint and survivor elections may be made under the Weyerhaeuser Retirement Plan. A participant in a defined benefit pension plan is generally limited under the Internal Revenue Code to an annual benefit at Social Security normal retirement age of the lesser of (i) $175,000 (subject to adjustment) or (ii) 100% of the participant’s average compensation during the consecutive three-year period in which he received the highest compensation. Further reduction may be required for retirement prior to the Social Security normal retirement age. Salary used in calculating retirement benefits is average annual salary for the highest five consecutive years during the ten calendar years before retirement.

Employees nominated by Weyerhaeuser’s chief executive officer and approved by Weyerhaeuser’s compensation committee are eligible to participate in Weyerhaeuser’s Supplemental Retirement Plan (the “Weyerhaeuser Supplemental Plan”). Weyerhaeuser Supplemental Plan benefits, which are paid outside the Weyerhaeuser Retirement Plan from the general funds of Weyerhaeuser, are determined by applying to incentive compensation paid in the five highest consecutive calendar years during the ten calendar years before retirement of total compensation (base salary plus any award under Weyerhaeuser’s incentive compensation plans) the formula for determining Weyerhaeuser Retirement Plan benefits. The Weyerhaeuser Supplemental Plan also includes benefits that exceed the Internal Revenue Code limitations described above.

If each of the executive officers named in the Summary Compensation table on page                          had retired in 2005, the five-year average compensation used to calculate retirement benefits would average 118% of total compensation set forth in such table and the final average compensation used to calculate retirement benefits for the named individuals in the table would have been $792,695 for Mr. Cooper, 310,114 for Mr. Edwards and 370,603 for Mr. Thomas. The credited years of service for the named individuals in the table were, respectively, 25.7, 8.7 and 13.6 years.

Pursuant to the terms of the Canadian Asset Transfer Agreement, Weyerhaeuser Company Limited and/or Weyerhaeuser Saskatchewan Ltd. will assign and transfer to Newco Canada Exchangeco Sub all their rights, obligations and liabilities with respect to the defined benefit pension plans for hourly employees employed at their respective facilities in Prince Albert, Saskatchewan, Dryden, Ontario, Big River, Saskatchewan and Ear Falls, Ontario. Hourly employees of Weyerhaeuser Company Limited or Weyerhaeuser Saskatchewan Ltd. who become employees of the Company will continue to accrue benefits under such plans. All other employees of Weyerhaeuser, Weyerhaeuser Company Limited and Weyerhaeuser Saskatchewan Ltd. who become employees of the Company will cease to accrue benefits under the defined benefit pension plans sponsored by Weyerhaeuser or Weyerhaeuser Company Limited. If these employees have satisfied the vesting requirements under the terms of the applicable plan or under applicable law at the time they join the Company, they will have vested interests in the relevant Weyerhaeuser or Weyerhaeuser Company Limited defined benefit pension plans at the time of their termination from Weyerhaeuser, Weyerhaeuser Company Limited or Weyerhaeuser Saskatchewan Ltd.

Former Domtar Employees

To encourage designated and other executive officers to remain in Domtar’s service, Domtar provides certain benefits through the basic pension and supplemental pension benefit plans.

Basic Pension Benefits—Canadian plan

The table below shows the estimated annual benefits payable to participants under the Domtar Pension Plan for Non-Negotiated Employees (the “Domtar Pension Plan”) upon normal retirement.

	Years of Benefit Service (1)
Remuneration (2) ($)	15 years	20 years	25 years	30 years	35 years
100,000	31,378	41,833	52,289	62,336	73,211
200,000	34,924	46,624	58,280	69,936	81,592
300,000	34,924	46,624	58,280	69,936	81,592
300,000	34,924	46,624	58,280	69,936	81,592
400,000	34,924	46,624	58,280	69,936	81,592
500,000	34,924	46,624	58,280	69,936	81,592
600,000	34,924	46,624	58,280	69,936	81,592
700,000	34,924	46,624	58,280	69,936	81,592
800,000	34,924	46,624	58,280	69,936	81,592

(1)	The maximum annual pension allowed was CDN$2,000 for each year of service in 2005. This maximum annuity was increased to CDN$2,111 in 2006.

(2)	Pension benefits are paid in Canadian dollars. Amounts reflected in table have been converted into U.S. dollars at an exchange rate of 1.1656 Canadian dollars per U.S. dollar, the noon buying rate of the Federal Reserve Bank of New York on December 30, 2005.

The Domtar Pension Plan is registered with the Canadian federal and provincial authorities. It has two options, a defined benefit option and a defined contribution option.

Participation in the Domtar Pension Plan is mandatory for all employees hired since January 1, 1998. Employees may only join the defined contribution option. Participation is mandatory no later than the first day of January following completion of two years of continuous service with Domtar.

Under the defined benefit option, the Domtar Pension Plan is funded by Domtar and by employee contributions. It provides for normal retirement benefits beginning at age 65, while permitting early retirement with reduced benefits. Since January 1, 2000, the annual benefits payable are equal to 1.5% (1.3% for the contributing years before January 1, 2000) of the average of the Yearly Maximum Pensionable Earnings (“YMPE”) during the five years preceding the employee’s termination of employment, plus 2% of the employee’s best average earnings during any consecutive 60 months in the last 120-month period prior to his termination of employment divided by five, in excess of the average of the YMPE, multiplied by his years of contributory service. Employees with at least 15 years of continuous employment and retiring after attainment of age 55 but prior to age 65 will also be eligible for a bridging supplement based upon the employee’s number of years of continuous service with Domtar (maximum of 30 years).

Under the defined contribution option, the Domtar Pension Plan is funded by Domtar and by employee contributions. Since September 1, 2000, the level of contributions varies from 1.5% to 6.5% of the pensionable earnings depending upon the employee’s age and years of continuous service. The pensionable earnings on which the employee may contribute each year are limited to CDN$100,000. Domtar matches the employees’ contributions at 100%.

Basic Pension Benefits—U.S. plans

The Domtar U.S. Salaried Pension Plan is entirely funded by Domtar. Participation in the plan is mandatory upon completion of one year of service. Each year, a percentage of the employee’s pensionable earnings is credited to his account. This percentage is based on the employee’s age as of the first day of January of the calendar year during which the allocation is made to his account. In addition, the employee’s account is credited with an annual interest equal to the annual rate of interest on 30-year Treasury Constant Maturities published by the Federal Reserve Board. Benefits under the Domtar U.S. Salaried Pension Plan become fully vested with respect to an employee after three years of service.

Salaried employees may also enroll if they wish in the Domtar U.S. Salaried 401(k) Plan after three months of service and if they do so, Domtar’s contributions will commence after one year of service. The plan allows employees to contribute from 1% to 60% of their earnings on a pre-tax basis, subject to the limits of the federal legislation. The Company matches 100% of the first 3% of pay and 50% between 3% and 8% of pay. Domtar’s contributions become fully vested with respect to an employee after three years of service.

Supplemental Pension Benefits

Domtar also has a supplemental pension benefit program in which Messrs. Royer, Barker and Buron participate.

Under this program, members in Canada will receive benefits payable out of the general funds of Domtar. The annual benefits payable are equal to 2% of the best average earnings for each year of contributory service up to ten years plus, if the number of years of contributory service exceeds 10, 10% and, for each year of contributory service in excess of 10 years, 2 1/2% of the best average earnings, with a maximum of 60%, less any amounts payable under the Domtar Pension Plan.

Under this program, benefits are funded in the event of a change of control in which case there will be immediate funding, or if they continue to occupy their position until normal retirement age (currently age 65) in which case funding will be made over a period of five years starting at age 60.

Total Estimated Pension Benefits

Domtar has entered into a retirement agreement with Mr. Royer providing for supplemental pension benefits, which, together with those provided by the Domtar Pension Plan, will provide him with an annual pension calculated as provided in the supplemental pension benefit program except that each year of credited service will count for two years of credited service. The annual estimated amount payable as of December 31, 2005 to Mr. Royer under the terms of his agreement would be $631,365. This amount includes the amount received pursuant to the Domtar Pension Plan.

The annual estimated amounts payable to Mr. Barker at age 65, as of December 31, 2005 under the pension benefit programs, would be $232,000 and to Mr. Buron would be $222,349.

For purposes of determining the benefits payable under Domtar’s pension plans, base salary and bonuses are used as set forth in the Summary Compensation Table on page             .

The years of service determined under the provisions of Domtar’s pension plans as of December 31, 2005 are: for Mr. Royer, 9 years and 4 months (18 years and 8 months for the purposes of the supplemental pension benefit program), for Mr. Barker, 4 years and 4 months and for Mr. Buron, 5 years and 7 months.

Employment Contracts and Termination of Employment Arrangements

Domtar has an existing employment contract and termination of employment arrangement with Raymond Royer, as set forth below. We expect that this agreement and arrangement will remain in effect upon the consummation of the Transactions. The Company has not yet determined whether it shall enter into written employment contracts with the other named executives.

Employment Contract

Raymond Royer. Since September 3, 1996, Domtar has retained the services of Mr. Royer as president and chief executive officer for an indefinite term. Upon termination at any time of Mr. Royer’s employment for reasons other than cause, resignation, death, long-term disability, his 65th birthday, or upon a substantial change in his responsibilities or compensation, he will be entitled to receive an amount equal to two times the sum of his annual base salary and target annual bonus plus one month of his base salary and one-twelfth of his target annual bonus for each year of service with Domtar, up to a maximum of 2.5 times the sum of his annual base salary and target annual bonus. In December 2002, the board of directors of Domtar approved an extension of Mr. Royer’s employment agreement until the end of 2006, i.e. beyond his 65th birthday. At the request of the board of the directors of Domtar, Mr. Royer has agreed to serve beyond that date. The financial terms of Mr. Royer’s employment agreement are set forth in the Summary Compensation Table on page             .

Termination of Employment Arrangements

Domtar has a policy pursuant to which the executive officers of Domtar will be compensated in the event of termination of their employment for reasons other than cause, resignation, death, or uninterrupted continuous employment with a successor corporation. Pursuant to this policy, Messrs. Barker and Buron would be entitled to receive an amount equal to two times the amount of their respective annual base salaries.

In August 2006, the board of directors of Domtar adopted a retention plan to retain key employees through the implementation of the restructuring plan announced in November 2005 and the consummation of the Transactions. Domtar’s retention plan guarantees a minimum bonus for 2007 equivalent to the greater of (i) 1.5 times the participant’s 2007 target bonus under Domtar’s short-term incentive plan, and (ii) the amount payable under the incentive program to be established by the Company. Mr. Royer will not participate in the retention plan’s minimum bonus for 2007. Each other former Domtar employee who is a member of the Company’s management committee will not participate in the retention plan’s minimum bonus for 2007 unless his or her position is eliminated as further described below.

If a participant’s position is eliminated on or prior to December 31, 2007, he or she will be paid a guaranteed minimum 2007 bonus as if his or her job had continued through the end of 2007 and any unvested options, deferred share units and shares of restricted stock that the participant holds will vest, subject to consummation of the Transactions. The aggregate amount of the retention bonuses payable to current members of Domtar’s management committee will not exceed the aggregate amount of the minimum bonuses for 2007 of those members by more than CDN $600,000.

In recognition of their significant contribution and additional efforts with respect to the implementation of the restructuring plan announced in November 2005 and the successful negotiation of the Transactions, in August 2006 Domtar’s board of directors approved special performance bonuses under the plan for members of Domtar’s management committee, including CDN $1,267,500, US $313,200 and CDN $249,600 for Messrs. Royer, Barker and Buron, respectively. These special performance bonuses are to be paid instead of any bonus for 2006 to which these executives would otherwise be entitled under Domtar’s short-term incentive plan. This special bonus will be paid following consummation of the Transactions or, if the Transactions are not consummated, following termination of the Transaction Agreement, in either case so long as the executive officer remains employed through that date.

As contemplated by the Arrangement, Domtar’s retention plan also provides that, subject to and upon consummation of the Transactions, Domtar will forgive the balance of any loan extended to a current or former participant under the Domtar Stock Plan in connection with the exercise of rights to purchase Domtar common shares thereunder in an amount equal to the excess of the loan amount (plus any outstanding interest) over the fair value of the Domtar common shares pledged as security for the loan. The participant will be required to return the pledged shares to Domtar in repayment of the remaining portion of the loan and waive any rights to receive bonus common shares granted in connection with his or her exercise of rights to purchase Domtar common shares under the Domtar Stock Plan. Any outstanding contracts to purchase Domtar common shares entered into between Domtar and a retention plan participant under the Domtar Stock Plan will also be cancelled as of the date of the consummation of the Transactions. Any rights to receive bonus common shares granted in connection with those contracts will also be cancelled. Domtar will also provide the participants with an amount sufficient to cover any taxes payable by the participants in connection with any loan forgiveness and/or cancellation of any share purchase contract pursuant to the Arrangement (see “The Transaction Agreement — Treatment of Domtar Equity Awards”). As of October 31, 2006, the principal amount of the loans outstanding to each of Messrs. Barker and Buron (each of which was made prior to July 2002) was CDN $59,480 and 4,000 Domtar common shares were pledged to secure each of these loans.

In the event that any payments under Domtar’s retention plan or otherwise would be subject to the U.S. “golden parachute” excise tax under Section 4999 of the Internal Revenue Code, such payment will be reduced to the extent necessary so that no such tax is imposed.

OWNERSHIP OF OUR STOCK

Directors and Executive Officers

The following table sets forth an estimate of the anticipated beneficial ownership of our common stock immediately following the consummation of the Transactions by each of our directors and executive officers, and all directors and executive officers as a group, based upon information available to us concerning ownership of Weyerhaeuser common shares and Domtar common shares as of October 31, 2006. The actual number of shares of our common stock beneficially owned by our directors and executive officers will depend on the number of outstanding Domtar common shares and the number of shares of our common stock issuable pursuant to equity awards held by former Weyerhaeuser employees and Domtar employees whose equity awards are converted into Company equity awards, which will not be determined until shortly before the Distribution occurs. See “The Transactions—The Contribution—Determination of Number of Shares to be Issued to Weyerhaeuser” and “The Transaction Agreement—Treatment of Domtar Equity Awards” and “—Treatment of Weyerhaeuser Equity Awards.” The mailing address of each of these individuals is c/o Domtar Corporation, 395 de Maisonneuve Blvd. West, Montreal, QC Canada H3A 1L6. As used in this Information Statement, “beneficial ownership” means that a person has, or may have within 60 days, the sole or shared power to vote or direct the voting of a security and/or the sole or shared investment power with respect to a security (i.e., the power to dispose or direct the disposition of a security).

Name	Shares Projected to be Beneficially Owned (1)	Percent of Class (2)
Harold MacKay
Brian M. Levitt
Raymond Royer
Marvin D. Cooper
Steven A. Barker
Daniel Buron
Michael Edwards
Richard L. Thomas

(1)	Except as otherwise noted, the directors and executive officers, and all directors and executive officers as a group, have sole voting power and sole investment power over the shares listed.

(2)	An asterisk indicates that the percentage of common stock projected to be beneficially owned by the named individual does not exceed 1% of our common stock.

Beneficial Owners of More Than 5%

Distribution as a Pro Rata Dividend

Based upon information available to us concerning ownership of Weyerhaeuser common shares and Domtar common shares as of July 31, 2006, the following table sets forth the anticipated beneficial ownership of our common stock by persons anticipated to own more than 5% of the common stock of the Company following the consummation of the Transactions (including the Arrangement) if Weyerhaeuser elects to effect the Distribution in whole as a pro rata dividend.

Name and Address of Beneficial Owner	Shares Projected to be Beneficially Owned	Percent of Class
Capital Research and Management Company		7.31%
333 South Hope Street
Los Angeles CA 90071

Franklin Resources Inc.		6.94%
One Franklin Parkway
Buildings 920
San Mateo, CA 94403

CDP Capital, Inc.		6.93%
1000, Place Jean-Paul-Riopelle
Montreal, Quebec
Canada
H2Z 2B3

Distribution as an Exchange Offer

If Weyerhaeuser elects to effect the Distribution in whole or in part as an exchange offer, the beneficial ownership of our common stock will depend on whether certain Weyerhaeuser shareholders elect to tender shares in the exchange offer as well as the number of shares they decide to tender. This information is necessarily unavailable and, for this reason, we have not presented the anticipated beneficial ownership of our common stock by persons anticipated to own more than 5% of the common stock of the Company if Weyerhaeuser elects to effect the Distribution in whole or in part as an exchange offer.

DESCRIPTION OF OUR CAPITAL STOCK

Authorized Capital Stock

Immediately following the consummation of the Transactions, our authorized capital will consist of              million shares of common stock, par value $0.01 per share, one share of special voting stock, par value $0.01 per share, and              shares of preferred stock, par value $0.01 per share. Based on approximately              Domtar common shares that we expect to be outstanding on the last trading day immediately prior to the day of the Contribution (on a fully diluted basis) and              shares of Company common stock subject to Company equity awards that we expect will be issuable to Weyerhaeuser employees that validly elect to roll-over their Weyerhaeuser equity awards into Company equity awards, approximately              shares of our common stock will be outstanding immediately following the consummation of the Transactions. All of the shares of our common stock will be validly issued, fully paid and non-assessable.

The following is a summary description of our capital stock. For more complete information you should read our certificate of incorporation and by laws, which have been filed with the SEC. See “Where You Can Find More Information.”

Common Stock

The holders of our common stock are entitled to one vote for each share of common stock held of record on all matters on which stockholders generally are entitled to vote, except that, unless otherwise required by law, the holders of our common stock are not entitled to vote on any amendment to our certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our certificate of incorporation or pursuant to the Delaware General Corporation Law. Except as otherwise provided by law, by our certificate of incorporation or by any resolution adopted by our board of directors designating any series of preferred stock, our common stock will have the exclusive right to vote for the election of the members of our board of directors and for all other purposes.

Subject to the rights of any class or series of stock having a preference over the common stock as to dividends, the holders of our common stock will be entitled to receive such dividends and other distributions in cash, stock or property as may be declared on the common stock by our board of directors at any time or from time to time out of any funds legally available therefor. See “Dividend Policy.”

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, and subject to the rights of any class or series of stock having a preference over the common stock as to the distribution of assets upon liquidation, dissolution or winding up, the holders of shares of our common stock will be entitled to receive all of our remaining assets available for distribution to our stockholders, ratably in proportion to the number of shares of common stock held by them.

The holders of our common stock have no preemptive rights. The rights, preferences and privileges of our holders of common stock are subject to, and may be adversely affected by, the rights of holders of any series of preferred stock.

We will apply for listing of our common stock on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “UFS.”

The transfer agent and registrar for our common stock will be:             .

Preferred Stock

Our preferred stock may be issued from time to time in one or more series. Our certificate of incorporation expressly authorizes our board of directors, without the approval of our stockholders, to provide, out of the unissued shares of preferred stock, for series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series.

In connection with the consummation of the Transactions, the Company will enter into a rights agreement with          as rights agent, pursuant to which it will reserve a portion of its authorized and unissued shares of preferred stock equal to the number of shares of preferred stock that will be sufficient to permit exercise in full of all outstanding rights under the rights agreement. One right will be attached to each share of Company common stock and will represent the right to purchase, under specified circumstances, one one-thousandth of a share of Series A Participating Preferred Stock, par value $0.01 per share. In the event that a person (other than certain exempted persons) together with its affiliates and associates (referred to as an acquiror) acquires beneficial ownership of 10% or more, or announces its intention to commence a tender or exchange offer the consummation of which would result in beneficial ownership of 10% or more, of the outstanding Company common stock, each right (other than any rights beneficially owned by the acquiror) will convert into the right to acquire shares of Company common stock with a market value equal to two times the exercise price of the right as of such date. The foregoing will not apply to the Company, any employee benefit plan of the Company or any person who is and will remain eligible to file a Schedule 13G under the Exchange Act and, with respect to any person who has greater than 10% of the issued and outstanding shares of such stock immediately following the consummation of the Transactions in the event that the Distribution is effected in whole as a pro rata dividend, only applies to the extent such person acquires additional shares of Company common stock. If after such event any person were to merge or otherwise combine with the Company, or the Company were to sell or transfer 50% or more of its assets, cash flow or earning power, each right will convert into the right to acquire that number of shares of common stock of the acquiring company with a market value equal to two times the exercise price of the right. See “Certain Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, By-Laws and Rights Plan and of Delaware Law—Certificate of Incorporation, By-Laws and Rights Plan—Rights Plan.” A complete description of the terms of the rights is set forth in the rights agreement, which appears as an exhibit to the filing to which this Information Statement is an exhibit. See “Where You Can Find More Information.”

The issuance of shares of our preferred stock, or the issuance of rights to purchase shares of our preferred stock, could be used to discourage an unsolicited acquisition proposal. See “Certain Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, By-Laws and Rights Plan and of Delaware Law.” In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of our common stock.

Exchangeable Shares and Special Voting Stock

Exchangeable Shares

In connection with the Arrangement, each outstanding common share of Domtar that is not held by a holder who has exercised its dissent rights will be transferred by the holder thereof to Newco Canada Exchangeco in exchange for one Class B common share of Newco Canada Exchangeco. Following the exchange, each outstanding Class B common share of Newco Canada Exchangeco will be transferred by the holder thereof (i) to Newco Canada in exchange for one fully paid and non-assessable share of Company common stock, or (ii) to Newco Canada Exchangeco in exchange for one fully paid and non-assessable non-voting exchangeable share of Newco Canada Exchangeco and certain rights under a voting and exchange trust agreement to be entered into between the Company, Newco Canada, Newco Canada Exchangeco and Computershare Trust Company of Canada as trustee (the “Trustee”). Notwithstanding the foregoing, a holder of Class B common shares will not be entitled to elect to receive exchangeable shares of Newco Canada Exchangeco if the holder is (i) a non-resident of Canada, (ii) a resident of Canada exempt from tax under the Canadian Income Tax Act, or (iii) a partnership of which all of the partners are non-residents of Canada and/or residents of Canada exempt from tax under the Canadian Income Tax Act.

The exchangeable shares of Newco Canada Exchangeco are intended to be substantially economic equivalent to shares of Company common stock. The rights, privileges, restrictions and conditions attaching to the exchangeable shares of Newco Canada Exchangeco include the following:

•	any holder of exchangeable shares of Newco Canada Exchangeco is entitled at any time to require Newco Canada Exchangeco to redeem any or all of the exchangeable shares registered in his/her name in exchange for one share of Company common stock for each exchangeable share presented and surrendered;

•	in the event the Company declares a dividend on its common stock, the holders of exchangeable shares of Newco Canada Exchangeco are entitled to receive from Newco Canada Exchangeco the same dividend, or an economically equivalent dividend, on their exchangeable shares;

•	the holders of the exchangeable shares of Newco Canada Exchangeco are not entitled to receive notice of or to attend any meeting of the shareholders of Newco Canada Exchangeco or to vote at any such meeting, except as required by law or as specifically provided in the exchangeable share conditions;

•	the exchangeable shares of Newco Canada Exchangeco must be redeemed by Newco Canada Exchangeco on a redemption date to be set by the board of directors of Newco Canada Exchangeco, which date cannot be prior to July 31, 2023 (or earlier upon the occurrence of certain specified events) in exchange for one share of Company common stock for each exchangeable share presented and surrendered by the holder thereof, together with all declared but unpaid dividends on each exchangeable share; and

•	the right of holders of exchangeable shares to require Newco Canada Exchangeco to redeem their exchangeable shares and the obligation of Newco Canada Exchangeco to redeem the exchangeable shares, both as described above, are subject to the overriding right of Newco Canada to purchase such shares for one share of Company common stock for each exchangeable share, together with all declared and unpaid dividends thereon.

The holders of exchangeable shares of Newco Canada Exchangeco will be entitled to instruct the Trustee to vote the special voting stock as described below.

Special Voting Stock

In connection with the Arrangement, we will issue to the Trustee one share of special voting stock, to be held by the Trustee for the benefit of the holders of exchangeable shares of Newco Canada Exchangeco (other than the Company or an affiliate thereof) in accordance with the voting and exchange trust agreement. Pursuant to our certificate of incorporation, the holder of the share of special voting stock will be entitled to vote on each matter on which holders of Company common stock or stockholders generally are entitled to vote, and the holder of the share of special voting stock will be entitled to cast on each such matter a number of votes equal to the number of shares of Company common stock into which the exchangeable shares of Newco Canada Exchangeco outstanding on the record date for holders of shares of Company common stock entitled to vote on any such matter are then exchangeable (i) that are not owned by us or our affiliates and (ii) as to which the Trustee has timely received, as determined pursuant to the voting and exchange trust agreement, voting instructions from the holders of such exchangeable shares. The holder of the share of special voting stock and the holders of our shares of common stock will vote together as one class for the election of our directors and on all other matters submitted to a vote of our stockholders.

The Trustee will not be entitled to receive dividends or distributions in its capacity as holder or owner thereof. In the event of voluntary or involuntary liquidation, dissolution or winding up, the Trustee will be entitled to receive out of the assets available for distribution to the stockholders, an amount equal to $0.01 before any distribution is made on our common stock. After payment of the liquidation preference, the Trustee will not be entitled to any further participation in any distribution of our assets.

At such time as no exchangeable shares of Newco Canada Exchangeco will be outstanding (other than shares of Newco Canada Exchangeco owned by the Company or an affiliate thereof), the share of special voting stock will automatically be redeemed and cancelled.

CERTAIN ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CERTIFICATE OF INCORPORATION, BY-LAWS AND RIGHTS PLAN AND OF DELAWARE LAW

Certificate of Incorporation, By-Laws and Rights Plan

Our certificate of incorporation and by-laws contain certain provisions that could make the acquisition of the Company by means of a tender offer, proxy contest or otherwise more difficult. The description of these provisions set forth below is intended as a summary only. For more complete information, see “Where You Can Find More Information.”

Classified Board of Directors

Our certificate of incorporation provides that our board of directors, subject to the rights of holders of our preferred stock, will be divided into three classes as nearly equal in number as possible. Class I will initially be elected for a term expiring at the annual meeting of stockholders to be held in 2008, Class II will initially be elected for a term expiring at the annual meeting of stockholders to be held in 2009, and Class III will initially be elected for a term expiring at the annual meeting of stockholders to be held in 2010. Thereafter the directors in each class will serve for a three-year term, with each director to hold office until his successor is duly elected and qualified.

This structure of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because the staggered terms, together with the removal and vacancy provisions of our certificate of incorporation discussed below, would make it more difficult for a potential acquirer to gain control of our board of directors.

Number of Directors; Filling Vacancies; Removal

Our certificate of incorporation provides that, subject to the rights of holders of our preferred stock, our board of directors will fix the number of directors to comprise our board of directors. Subject to the rights of any class or series of stock having a preference over our common stock as to dividends or upon liquidation to elect directors under specified circumstances, any director may be removed from office only for cause and only by the affirmative vote of the holders of at least 75% of the voting power of all our shares entitled to vote generally in the election of directors then outstanding, voting together as a single class. Additionally, subject to the rights of the holders of any series of preferred stock or any class or series of stock having a preference over our common stock as to dividends or upon liquidation, dissolution or winding up to elect directors under specified circumstances, newly created directorships resulting from any increase in the number of our directors and any vacancies on our board of directors resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors, and not by our stockholders. As discussed above, these provisions, in combination with the classified board of directors, have the effect of making it difficult for a potential acquirer to gain control of our board of directors.

No Stockholder Action by Written Consent; Special Meetings

Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing of such stockholders. Under our by-laws, special meetings may be called only by our board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the total authorized number of directors that we would have if there were no vacancies or by the chairman of our board of directors. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by our board of directors or the chairman of our board of directors.

Advance Notice of Stockholder Nominations and Stockholder Proposals

Our by-laws establish advance notice procedures for stockholders to make nominations of candidates for election as directors or to bring other business before a meeting of the stockholders. The business to be conducted at an annual meeting will be limited to business brought before the meeting by, or at the direction of our board of directors or by a stockholder who has properly given notice to our secretary of that stockholder’s intention to bring such business before such meeting.

For nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary of the Company and such other business must otherwise be a proper matter for stockholder action. To be timely, a stockholder’s notice will be delivered to our secretary not later than the close of business on the 90th calendar day nor earlier than the close of business on the 120th calendar day prior to the first anniversary of the preceding year’s annual meeting, provided that in the event that the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th calendar day prior to such annual meeting and not later than the close of business on the 90th calendar day prior to such annual meeting. In the event that less than 100 calendar days’ notice or prior public disclosure of the date of the meeting is given or made by us to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th calendar day following the calendar day on which such notice of the date of the annual meeting was mailed or such public announcement was made by us, whichever first occurs. For purposes of determining whether a stockholder’s notice will have been delivered in a timely manner for the annual meeting of stockholders in 2008, the first anniversary of the previous year’s meeting will be deemed to be             , 2008.

The notice of a stockholder must contain specified information, including, without limitation:

•	as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, under the Exchange Act of 1934;

•	as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and

•	as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made

—	the name and address of record of such stockholder and of such beneficial owner,

—	the class and number of our shares which are owned beneficially and of record by such stockholder and such beneficial owner,

—	a representation that the stockholder is a holder of record of stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, and

—	a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (i) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of our outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (ii) otherwise to solicit proxies from stockholders in support of such proposal or nomination.

The advance notice provisions may preclude a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed. Additionally, the advance notice provisions may deter a third party from conducting a solicitation for the election of its own slate of directors or for the approval of its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our stockholders.

Preferred Stock

Our certificate of incorporation authorizes our board of directors, without the approval of our stockholders, to fix the designation, powers, preferences and rights of one or more series of preferred stock, which may be greater than those of our common stock. The issuance of shares of our preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power of our common stockholders.

Amendment of the Certificate of Incorporation

Our certificate of incorporation provides that the affirmative vote of holders of record representing at least 75% of the voting power of all shares of capital stock then outstanding, voting together as a single class, is required to alter, amend or adopt any provision inconsistent with the provisions of our certificate of incorporation relating to:

•	stockholder action, including the inability of our stockholders to take action by written consent;

•	the board of directors, including the provisions relating to the classification of the board of directors, the board of directors’ right to fix the number of directors and to fill vacancies on the board of directors; and

•	the percentage of voting power required to adopt, alter, amend or repeal existing, or adopt new, by-laws.

These supermajority voting requirements have the effect of making any amendment by the stockholders of certain important provisions of our certificate of incorporation more difficult, even if a majority of our stockholders believes that the amendment would be in their best interest.

Rights Plan

The Company will enter into a rights agreement with          as rights agent. Under the rights agreement, the shares of Company common stock will include certain attached rights associated with a significant change in beneficial ownership of the Company. Under the rights agreement, one right is attached to each share of the Company’s common stock outstanding, but is not detachable until a distribution triggering event. The exercise price of the rights is $        , subject to adjustment pursuant to the terms of the rights agreement. A complete description of the terms of the rights is set forth in the rights agreement, which appears as an exhibit to the filing to which this Information Statement is an exhibit. See “Where You Can Find More Information.”

Under the rights agreement, the rights will detach from the shares of Company common stock upon the earlier to occur of (i) 10 days after the public announcement or a notice to the Company that a person (other than certain exempted persons) together with its affiliates and associates (referred to as an acquiror) acquired beneficial ownership (as such term is defined in the rights agreement) of 10% or more of the outstanding shares of Company common stock; or (ii) 10 business days (or, if determined by the board of directors of the Company, a specified or unspecified later date) after an acquiror commences or announces its intention to commence a tender or exchange offer the consummation of which would result in beneficial ownership of 10% or more of the outstanding shares of Company common stock (in each case, referred to as a distribution triggering event). The foregoing will not apply to the Company, any employee benefit plan of the Company or any person who is and who will remain eligible to file a Schedule 13G under the Exchange Act of 1934 and, with respect to any person who has greater than 10% of the issued and outstanding shares of such stock immediately following the consummation of the Transactions in the event that the Distribution is effected in whole as a pro rata dividend, only applies to the extent such person acquires additional shares of Company common stock.

Upon a distribution triggering event, the rights will be evidenced by separate certificates distributed to holders of Company common stock, and the rights will become both exercisable and transferable separately from the Company common stock. If the acquiror purchases or otherwise acquires an equity position in the Company equal to or greater than a 10% interest (referred to as a flip-in triggering event), each right (other than any rights beneficially owned by the acquiror) will convert into the right to acquire shortly after the flip-in triggering event shares of Company common stock with a market value equal to two times the exercise price of the right as of the such date. Valuation of the flip-in conversion right will be based upon the average trading price of the Company common stock during the 30 trading days preceding the occurrence of a flip-in triggering event. This feature of the rights agreement will provide the stockholders with the power to substantially dilute an acquiror’s equity ownership in the Company and therefore substantially increase the cost of a takeover. After the distribution triggering event, if any person were to merge or otherwise combine with the Company, or the Company were to sell or transfer 50% or more of its assets, cash flow or earning power (referred to as a flip-over triggering event), each right will convert into the right to acquire that number of shares of common stock of the acquiring company with a market value equal to twice the exercise price of the right. The right will therefore provide the stockholders of the Company with a dilutive 50% discount on the purchase of the acquiror’s equity. The rights agreement will enforce this flip-over feature by prohibiting any business combination transaction unless the acquiring company agrees to assume the obligations under the plan.

The rights will not be exercisable before a distribution triggering event and will expire on the second anniversary of the consummation of the Transactions, unless such date is extended or the rights are earlier redeemed or exchanged by the Company. At any time before the expiration date or, if earlier, before a distribution triggering event, the Company may, at its option and without the approval of any holder of the rights:

•	redeem all, but not less than all, of the then outstanding rights at a redemption price of $0.01 per right, subject to adjustment pursuant to the terms of the rights agreement; and

•	supplement or amend any provision of the rights agreement, except that no supplement or amendment shall be made that changes the redemption price of the rights.

After a distribution triggering event, the Company may, at its option, elect to exchange all or part of the then outstanding and exercisable rights (other than rights beneficially owned by the acquiror) for shares of Company common stock at an exchange ratio equal to one share of Company common stock per right, provided, however, that the Company may not effect such an exchange after any person (other than the Company and certain of its affiliates) becomes the beneficial owner of 50% or more of the shares of Company common stock then outstanding.

Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company other than the rights associated with actual ownership of shares of Company common stock.

Delaware Law

Section 203 of the Delaware General Corporation Law will apply to the Company. Section 203 provides that, subject to the exceptions specified in that section, a corporation may not engage in any business combination with any interested stockholder for a three-year period following the time that the stockholder becomes an interested stockholder unless:

•	prior to that time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or

•	subsequent to that time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least two thirds of the outstanding voting stock that is not owned by the interested stockholder.

Pursuant to Section 203 of the Delaware General Corporation Law and subject to certain exceptions, an “interested stockholder” is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; and

•	the affiliates and associates of any person described in the preceding clause.

Under certain circumstances, Section 203 of the Delaware General Corporation Law makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. It is anticipated that the provisions of Section 203 of the Delaware General Corporation Law may encourage persons interested in acquiring the Company to negotiate in advance with our board of directors, since those persons could avoid the stockholder approval requirement if a majority of the directors then in office approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF OUR DIRECTORS AND OFFICERS

The following summary is qualified by reference to the complete text of the statutes referred to below, our certificate of incorporation and by-laws.

Limitation of Liability of Directors

We are a Delaware corporation. Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any breach of their duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law relating to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

The limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies, such as injunctive relief or rescission.

Indemnification of Officers and Directors

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, or a derivative action, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

As permitted by Section 145 of the Delaware General Corporation Law, our certificate of incorporation provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, whether the basis of such proceeding is an alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by us to the fullest extent authorized by the Delaware General Corporation Law against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith, except that our certificate of incorporation provides for indemnification in a derivative action or suit initiated by any such person only if, subject to certain exceptions, the Company’s board of directors authorized such proceeding. Such indemnification continues as to a person who has ceased to be a director, officer, employee or agent and inures to the benefit of such person’s heirs, executors and administrators.

We may maintain insurance, at our expense, to protect ourselves and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law. We expect that the Company will obtain directors and officers liability insurance.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Some of our directors and executive officers own Weyerhaeuser common shares and vested Weyerhaeuser options or are former employees of Weyerhaeuser. Following the Transactions and after giving effect to the conversion of all outstanding equity awards, we expect, based on their holdings as of             , that our directors and executive officers will beneficially own between              and              Weyerhaeuser common shares depending on whether they elect to continue to hold all of their equity awards or elect to exchange all of their equity awards in exchange for equity awards to be granted by the Company. See “The Transaction Agreement — Treatment of Weyerhaeuser Equity Awards.” This represents between             % and             % of the outstanding Weyerhaeuser common shares. Ownership of Weyerhaeuser common shares and Weyerhaeuser equity awards by our directors and officers after our separation from Weyerhaeuser could create, or appear to create, potential conflicts of interest for such directors and officers when faced with decisions that could have disparate implications for Weyerhaeuser and us.

In connection with the Transactions, the Company and/or Newco will enter into a tax sharing agreement, an intellectual property license agreement, a transition services agreement, a pine chip supply agreement, a hog fuel supply agreement, a coated groundwood fiber supply agreement, a Canadian fiber supply agreement, a slush pulp supply agreement and site services agreements. The site services will relate to facilities in Columbus, Mississippi; Plymouth, North Carolina and Kamloops, British Columbia with Weyerhaeuser, Weyerhaeuser Company Limited or Weyerhaeuser Saskatchewan Ltd. In addition, the Company expects to enter into a joint purchase agreement with Weyerhaeuser. See “Our Relationship With Weyerhaeuser After the Distribution.”

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form 10 under the Exchange Act. This Information Statement does not contain all of the information set forth in the registration statement. While we have provided a summary of the material terms of certain agreements and other documents, these summaries do not describe all of the details of the agreements and other documents. In each instance where a copy of an agreement or other document has been filed as an exhibit to the registration statement, please refer to the registration statement. Each statement in this Information Statement regarding an agreement or other document is qualified by such exhibit. You may read and copy all or any portion of the registration statement at the offices of the SEC at 100 F Street N.E., Washington, D.C. 20549, and you may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, Washington, D.C. 20549 upon payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. The SEC maintains a Web site, http://www.sec.gov, that contains reports, proxy and information statements and other information regarding registrants, such as Weyerhaeuser, Domtar and the Company, that file electronically with the SEC. Upon the consummation of the Transactions, we will become subject to the information and periodic reporting requirements of the Exchange Act, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference rooms and the SEC’s Web site.

You can also find additional information about Weyerhaeuser at www.weyerhaeuser.com and about Domtar at www.domtar.com.

Effective in the second quarter of 2006, Domtar has presented its Vancouver paper mill as a discontinued operation and as assets held for sale in its consolidated financial statements pursuant to FAS No. 144. In accordance with the relevant accounting and SEC requirements, Domtar has restated its historical financial statements for each of the fiscal years in the five year period ended December 31, 2005 to present the Vancouver paper mill as a discontinued operation. This reclassification has no effect on Domtar’s reported net earnings; “Earnings (loss) from continuing operations” and “Loss from discontinued operations” are presented as new lines in the statement of earnings and “Assets held for sale” is presented as a new line item on the balance sheet. Domtar’s restated audited financial statements for each of the fiscal years ended December 31, 2005, 2004 and 2003 and as of December 31, 2005 and 2004 together with the related “Management’s Discussion and Analysis”, are contained in Domtar’s report on Form 6-K provided to the SEC on December 15, 2006.

This Information Statement incorporates by reference the following documents: Domtar’s Annual Report on Form 40-F and Form 40-F/A for the year ended December 31, 2005 filed with the SEC on March 27, 2006, Domtar’s report on Form 6-K provided to the SEC on December 15, 2006 and Domtar’s report on Form 6-K provided to the SEC on October 31, 2006. These documents contain important information about Domtar, its business and financial condition. The information incorporated by reference is deemed to be part of this Information Statement, except for any information superseded by information contained directly in this Information Statement.

You should rely only on the information contained in this Information Statement and other documents referred to in this Information Statement. Neither we nor Weyerhaeuser has authorized anyone to provide you with information that is different. This Information Statement is being furnished by Weyerhaeuser solely to provide information to Weyerhaeuser shareholders who will receive our common stock in the Distribution. It is not, and it is not to be construed as, an inducement or encouragement to buy or sell any securities of Weyerhaeuser or the Company. We believe that the information presented herein is accurate as of the date hereof. Changes will occur after the date of this Information Statement, and neither we nor Weyerhaeuser will update the information except to the extent required in the normal course of our respective public disclosure practices and as required pursuant to the federal securities laws.

INDEX TO FINANCIAL STATEMENTS

Page
Weyerhaeuser TIA, Inc. (currently known as Domtar Corporation)

Report of Independent Registered Public Accounting Firm	F-2

Balance Sheet as of October 29, 2006	F-3

Notes to Balance Sheet	F-4

Weyerhaeuser Fine Paper Business

Report of Independent Registered Public Accounting Firm	F-6

Combined Balance Sheets as of September 24, 2006 (unaudited), December 25, 2005, and December 26, 2004	F-7

Combined Statements of Operations for the thirty-nine weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and for the years ended December 25, 2005, December 26, 2004, and December 28, 2003

F-8

Combined Statements of Business Unit Equity for the thirty-nine weeks ended September 24, 2006 (unaudited) and for the years ended December 25, 2005, December 26, 2004, and December 28, 2003	F-9

Combined Statements of Cash Flows for the thirty-nine weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and for the years ended December 25, 2005, December 26, 2004, and December 28, 2003

F-10

Notes to Combined Financial Statements	F-11

Report of Independent Registered Public Accounting Firm

The Board of Directors and Sole Stockholder

Weyerhaeuser TIA, Inc.:

We have audited the accompanying balance sheet of Weyerhaeuser TIA, Inc. (a wholly-owned subsidiary of Weyerhaeuser Company) as of October 29, 2006. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Weyerhaeuser TIA, Inc. (a wholly-owned subsidiary of Weyerhaeuser Company) as of October 29, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Seattle, Washington

November 14, 2006

WEYERHAEUSER TIA, INC.

(a wholly-owned subsidiary of Weyerhaeuser Company)

Balance Sheet

October 29, 2006
Assets
Cash	$—

Stockholder’s Equity
Common shares, $.01 par value; 1,000 shares authorized; 1,000 shares issued and outstanding	$10
Amount receivable from Weyerhaeuser Company	(10)

Stockholders’ equity	$—

See accompanying notes to balance sheet.

WEYERHAEUSER TIA, INC

(a wholly-owned subsidiary of Weyerhaeuser Company)

Notes to Balance Sheet

October 29, 2006

1. Organization

Weyerhaeuser TIA, Inc. (the “Company”) was organized in the State of Delaware on August 16, 2006, and is currently a wholly owned subsidiary of Weyerhaeuser Company (“Weyerhaeuser”). The Company is a holding company organized for the sole purpose of holding Weyerhaeuser’s Fine Paper Business and consummating a combination of the Weyerhaeuser Fine Paper Business with Domtar Inc. (“Domtar”). The Company has had no operations to date and will be renamed Domtar Corporation prior to the combination.

Following the combination, the Company will be an independent public company, owned approximately 55% by current and former Weyerhaeuser shareholders and approximately 45% by former Domtar shareholders, in each case on a fully diluted basis.

The shares of Company common stock will be listed on the New York Stock Exchange and the Toronto Stock Exchange.

2. Liquidity and Capital Resources

The Company has obtained commitments from financial institutions to provide an aggregate amount of up to $2.775 billion in financing consisting of:

•	A five-year senior secured revolving credit facility in a principal amount of $750 million, up to $350 million of which may be borrowed or utilized for letters of credit by Domtar; and

•	A three-month unsecured loan facility in the principal amount of $1.35 billion, which, upon consummation of the combination, will be converted to be part of a new seven–year senior secured term loan facility in an aggregate amount of up to $1.7 billion, which may be increased at the option of the Company by incremental loans available to the Company and Domtar of up to $325 million to the extent necessary to refinance the existing accounts receivable securitization of Domtar and/or to redeem notes if tendered pursuant to a potential change of control offer with respect to Domtar’s $125 million 9.5% debentures due August 2016.

The three-month loan facility is expected to be used to finance a $1.35 billion cash payment to Weyerhaeuser as consideration for Weyerhaeuser’s contribution of the Fine Paper Business.

3. Existing Weyerhaeuser and Domtar Equity Awards

Weyerhaeuser employees that hold equity awards and who will become employees of the Company may elect to continue to hold their Weyerhaeuser equity awards, or may surrender those awards in exchange for Company equity awards.

Domtar stock options granted after January 1, 2006, will be exchanged for an option to purchase that number of shares of Company common stock equal to the number of Domtar common shares subject to the Domtar stock option. The exercise price will be equal to the exercise price per share of such option immediately prior to the exchange. Domtar stock options granted before January 1, 2006, will be exchanged for an option to purchase a number of shares of Company common stock of equivalent value determined using the Black-Scholes option pricing model. Other Domtar equity awards will be exchanged for Company equity awards on a one–for–one basis.

WEYERHAEUSER TIA, INC

(a wholly-owned subsidiary of Weyerhaeuser Company)

Notes to Balance Sheet

October 29, 2006

4. Taxes

Weyerhaeuser and the Company will enter into a tax sharing agreement whereby Weyerhaeuser will generally be required to indemnify the Company for any taxes attributable to all pre-distribution periods and the Company will be required to indemnify Weyerhaeuser for any taxes attributable to its operations for all post-distribution periods.

5. Transition Services

Weyerhaeuser, its affiliates, or certain third parties will provide services to the Company relating to finance and administration, human resources, payroll and information technology, and other areas the Company may request. The agreement will terminate when all of the terms of the services have expired or otherwise terminated.

6. Site Services Agreements

The Company and Weyerhaeuser will enter into site services agreements with respect to certain facilities that are jointly owned between the Company and Weyerhaeuser. The site service agreements will include parking, office space, temporary use of roads, chips, steam, natural gas, and electricity.

7. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Weyerhaeuser Company:

We have audited the accompanying combined balance sheets of the Weyerhaeuser Fine Paper Business (a Business Unit of Weyerhaeuser Company) as of December 25, 2005 and December 26, 2004, and the related combined statements of operations, Business Unit equity, and cash flows for each of the years in the three-year period ended December 25, 2005. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Weyerhaeuser Fine Paper Business (a Business Unit of Weyerhaeuser Company) as of December 25, 2005 and December 26, 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended December 25, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Seattle, Washington

November 14, 2006, except for note 19, which is
as of January 5, 2007

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Combined Balance Sheets (note 2(a))

(Dollar amounts in millions)

	September 24, 2006	December 25, 2005	December 26, 2004
	(Unaudited)
Assets
Current assets:
Cash	$1	$1	$2
Receivables, less allowances of $2, $2, and $2	339	321	281
Inventories (note 3)	523	562	548
Prepaid expenses	8	4	—
Deferred income taxes (note 7)	18	20	25

Total current assets	889	908	856
Property, plant and equipment, net (notes 4 and 15)	3,085	3,219	3,882
Construction in progress	54	51	41
Goodwill (note 5)	14	763	769
Deferred pension and other assets (note 12)	31	29	17

Total assets	$4,073	$4,970	$5,565

Liabilities and Business Unit Equity
Current liabilities:
Accounts payable and accrued liabilities (notes 6 and 16)	$272	$318	$276
Debt and current portion of capital leases (notes 8 and 15)	12	12	13

Total current liabilities	284	330	289
Environmental and landfill reserves (notes 14 and 15)	23	26	28
Other liabilities (note 15)	43	24	37
Deferred income taxes (note 7)	766	817	950

Total liabilities	1,116	1,197	1,304
Contingencies and commitments (note 15)
Business Unit equity (note 9)	2,957	3,773	4,261

Total liabilities and Business Unit equity	$4,073	$4,970	$5,565

See accompanying notes to combined financial statements.

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Combined Statements of Operations (note 2(a))

(Dollar amounts in millions)

	39 Weeks ended September 24, 2006	39 Weeks ended September 25, 2005	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
	(Unaudited)	(Unaudited)
Sales (a)	$2,433	$2,456	$3,267	$3,026	$2,854
Costs and expenses:
Cost of products sold (b)	2,000	2,037	2,760	2,485	2,388
Depreciation and amortization	228	263	357	348	338
Taxes other than payroll and income taxes	19	17	24	22	20
Selling, general and administrative including allocated Weyerhaeuser Company costs	129	130	174	192	186
Charges for restructuring (note 16)	—	4	3	17	17
Charges for closure of facilities (note 16)	17	—	534	—	7
Impairment of goodwill (note 5)	749	—	1	—	—
Other operating costs (income)	2	(2)	(8)	3	(6)

Total costs and expenses	3,144	2,449	3,845	3,067	2,950

Operating income (loss)	(711)	7	(578)	(41)	(96)
Income tax expense (benefit) (note 7)	7	(2)	(100)	(24)	(33)

Net income (loss) before cumulative effect of a change in accounting principle	(718)	9	(478)	(17)	(63)
Cumulative effect of a change in accounting principle, net of income taxes (note 2(u))	—	—	—	—	(4)

Net income (loss)	$(718)	$9	$(478)	$(17)	$(67)

(a)	Includes sales of $75, $93, $132, $146, and $84 to related parties (note 10).
(b)	Includes purchases of $136, $185, $421, $338, and $332 from related parties (note 10).

See accompanying notes to combined financial statements.

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Combined Statements of Business Unit Equity (note 2(a))

(Dollar amounts in millions)

	39 Weeks ended September 24, 2006	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
	(Unaudited)
Balance, beginning	$3,773	$4,261	$4,316	$4,303
Net loss	(718)	(478)	(17)	(67)
Other comprehensive income:
Foreign currency translation adjustment	29	(50)	38	122
Additional minimum pension liability adjustment, net of taxes	—	(6)	2	15
Net change in cash flow fair value adjustments, net of taxes	(18)	9	2	1

Comprehensive income (loss)	(707)	(525)	25	71
Net payments from (to) Weyerhaeuser	(134)	(76)	(121)	(63)
Net non-cash contributions from Weyerhaeuser	25	113	41	5

Balance, ending	$2,957	$3,773	$4,261	$4,316

See accompanying notes to combined financial statements.

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Combined Statements of Cash Flows (note 2(a))

(Dollar amounts in millions)

	39 Weeks ended September 24, 2006	39 Weeks ended September 25, 2005	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
	(Unaudited)	(Unaudited)
Cash provided by (used in):
Operations:
Net income (loss)	$(718)	$9	$(478)	$(17)	$(67)
Items not involving cash:
Depreciation and amortization	228	263	357	348	338
Deferred income taxes, net (note 7)	(47)	(9)	(135)	(48)	35
Impairment of goodwill (note 5)	749	—	1	—	—
Charges for closures and restructurings (note 16)	17	4	537	17	24
Changes in non-cash operating working capital:
Receivables	(18)	(85)	(40)	(19)	27
Inventories	41	(17)	(25)	(56)	(41)
Prepaid expenses	(4)	(34)	(4)	4	3
Deferred pension and other assets	(2)	(5)	(12)	2	(16)
Accounts payable and accrued liabilities	(63)	38	(9)	(13)	(27)
Other liabilities	8	12	(2)	(9)	14

Net cash provided by operating activities	191	176	190	209	290
Investments:
Additions to property, plant and equipment	(53)	(82)	(113)	(89)	(223)
Proceeds from sale of property, plant and equipment	—	—	4	7	2

Net cash used in investing activities	(53)	(82)	(109)	(82)	(221)
Financing:
Net payments from (to) Weyerhaeuser	(134)	(90)	(76)	(121)	(63)
Debt and capital lease payments	(4)	(4)	(6)	(5)	(6)

Net cash (used in) provided by financing activities	(138)	(94)	(82)	(126)	(69)

Change in cash	—	—	(1)	1	—
Cash, beginning	1	2	2	1	1

Cash, ending	$1	$2	$1	$2	$1

See accompanying notes to combined financial statements.

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

1. Background and nature of operations:

On August 22, 2006, Weyerhaeuser Company and certain wholly-owned subsidiaries (“WY”) entered into an agreement providing for:

•	a series of transfers and other transactions resulting in the Weyerhaeuser Fine Paper Business (the “Business Unit”) becoming wholly-owned by Domtar Corporation (“Spinco”). Spinco is currently a wholly-owned subsidiary of WY:

•	the distribution of shares of Spinco to WY’s shareholders; and

•	the acquisition of Domtar, Inc. (“Domtar”) by Spinco.

There is no assurance that the transactions described above will be consummated.

The Business Unit consists of pulp and paper mills, converting operations, sawmills, forest management licenses and related assets of WY. These facilities are principally engaged in the harvesting of timber and the manufacture, distribution and sale of forest products, including softwood lumber and pulp and paper products.

The Business Unit’s segments are:

•	Pulp and Fine Paper, which manufactures and sells pulp and coated and uncoated paper to wholesalers, retailers and industrial users in North America, the Pacific Rim and Europe.

•	Softwood Lumber, which manufactures and sells softwood lumber products in North American markets.

•	Other which includes Forest Management Agreements in Canada and ancillary activities.

These combined financial statements do not reflect any effects of the proposed plan of arrangement with Domtar.

2. Significant accounting policies:

(a) Basis of presentation of financial statements:

These combined financial statements include the accounts of WY’s Fine Paper operations, one pulp operation and certain Canadian logging, forest management and sawmill operations. All significant transactions and balances between operations within the Business Unit have been eliminated.

The accompanying unaudited combined financial statements as of September 24, 2006 and for the 39 weeks ended September 24, 2006 and September 25, 2005 reflect all adjustments that are, in the opinion of management, necessary for a fair presentation of the company’s financial position, results of operations, and cash flows for the interim periods presented.

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for the purpose of presenting the Business Unit’s financial position, results of operations and cash flows. Financial statements historically

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

have not been prepared for the Business Unit. The accompanying combined financial statements have been derived from historical accounting records of WY. The historical operating results and cash flows of the Business Unit may not be indicative of what they would have been had the Business Unit been a stand-alone entity, nor are they necessarily indicative of what the Business Unit’s operating results and cash flows may be in the future.

The combined statements of operations for the Business Unit include allocations of certain costs from WY directly related to the operations of the Business Unit, including an apportionment of central general and administrative costs for accounting, human resources, purchasing, information systems, transaction services, payroll processing costs, legal fees and other overhead costs. These centralized costs were allocated to the Business Unit using a three-part apportionment factor based on relative headcount, assets and certain revenue. WY pension and post-retirement benefits expense was allocated based on relative salaried headcount, with the exception of pension expense of four Business Unit Canadian pension plans which are directly included in the combined statements of operations.

Management believes the methodologies applied for the allocation of these costs are reasonable. Except for an immaterial amount of interest on capital leases and debt that will be assumed by Spinco, interest expense has not been allocated to the Business Unit.

Certain of the Business Unit’s working capital assets, property, plant and equipment and liabilities are common assets and liabilities shared with WY facilities not part of the Business Unit. Allocations were performed in order to reflect the appropriate portion of each asset and liability in the accounts of the Business Unit. The allocations were based on third party sales percentages, headcount percentages or a three-part apportionment factor based on relative headcount, assets and certain revenue. Goodwill is allocated based on relative fair value. Management believes the methodologies used for the asset and liability allocations are reasonable.

Significant changes could have occurred in the funding and operation of the Business Unit if it operated as an independent, stand-alone entity, including the need for debt and the incurrence of interest expense, which could have a significant impact on its financial position and results of operations.

(b) Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of estimates and measurement uncertainty include the allocation of assets and costs as described in notes 2(a), 10, 12 and 13; the determination of net realizable value for receivables and inventory; the depreciation rates for property, plant and equipment; assessment of impairment for property, plant, equipment and goodwill; environmental matters; pension and other postretirement benefit plans; income taxes; and asset retirement obligations. On an ongoing basis, management reviews its estimates based on currently available information. Actual results could differ from those estimates.

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

(c) Fiscal year end:

The Business Unit’s fiscal year ends on the last Sunday of each calendar year. The Business Unit’s fiscal years in 2005, 2004 and 2003 each had 52 weeks. The Business Unit’s fiscal year in 2006 has 53 weeks.

(d) Business Unit equity:

Business Unit equity represents WY’s interest in the carrying value of the net assets of the Business Unit. WY uses a centralized approach to cash management and financing of operations. As a result, none of WY’s cash, cash equivalents or direct indebtedness has been allocated to the Business Unit in the financial statements. All transactions between the Business Unit and WY, including the allocation of centralized costs, income taxes and cumulative foreign currency translation adjustments flow through the Business Unit equity account.

(e) Trade accounts receivable:

Trade accounts receivable are stated net of allowances for doubtful accounts.

(f) Inventories:

Inventories are stated at the lower of cost or market. Cost includes labor, materials and production overhead. The last-in, first-out (LIFO) method is used to cost certain domestic raw materials, in process and finished goods inventories. LIFO inventories were $299 million, $283 million and $227 million at September 24, 2006, December 25, 2005 and December 26, 2004, respectively. The balance of domestic raw material and product inventories, all materials and supplies inventories and all foreign inventories is costed at either the first-in, first-out (FIFO) or moving average cost methods. Had the FIFO method been used to cost all inventories, the amounts at which product inventories are stated would have been $89 million, $65 million and $55 million greater at September 24, 2006, December 25, 2005 and December 26, 2004, respectively.

(g) Property, plant and equipment:

The Business Unit’s property accounts are maintained on an individual basis. Improvements to and replacements of major units are capitalized. Maintenance, repairs and minor replacements are expensed. Depreciation is provided on the straight-line method at rates based on estimated service lives. Property under capital leases are stated at the present value of minimum lease payments and amortized over the shorter of the lease term or estimated useful life of the assets.

The cost and accumulated depreciation of property sold or retired are removed from the accounts and the gain or loss is included in the statements of operations.

(h) Forest management licenses:

The Business Unit holds forest management licenses in two Canadian provinces. The provincial governments grant these licenses for initial periods of 5-20 years, and the licenses are renewable every five years, provided the Business Unit meets normal reforestation, operating and management guidelines.

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

Calculation of fees payable on harvested volumes varies between the two provinces, but is tied to product market pricing and the allocation of land management responsibilities agreed to in the licenses.

(i) Goodwill:

Goodwill represents the excess of purchase price over fair value of net assets acquired in business combinations. Goodwill is assessed for impairment annually, or whenever events indicate a potential impairment, using a fair-value-based approach. The annual assessment is performed as of the beginning of the fourth quarter of the fiscal year.

(j) Revenue recognition:

The Business Unit recognizes revenue when persuasive evidence of an agreement exists, delivery has occurred or services have been rendered, price to the buyer is fixed and determinable and collectibility is reasonably assured. The timing of revenue recognition is dependent on shipping terms. Substantially all product sales are sold free on board (“FOB”) shipping point and revenue is recognized at the time of shipment except for export sales where revenue is recognized when title transfers at the foreign port. For sales transactions that are designated FOB destination, revenue is recognized when the product is delivered to the customer’s delivery site.

(k) Concentration of credit risk

Net sales to the Business Unit’s two largest customers accounted for approximately 27 percent, 27 percent, 27 percent, 27 percent and 28 percent of total sales in the thirty nine weeks ended September 24, 2006 and September 25, 2005 and the years ended December 25, 2005, December 26, 2004 and December 28, 2003, respectively. No other customer accounted for more than 10 percent of net sales for any of these periods.

(l) Shipping and handling costs:

The Business Unit classifies shipping and handling costs as a component of costs of products sold in the statements of operations.

(m) Impairment of long-lived assets:

The Business Unit accounts for long-lived assets in accordance with Financial Accounting Standards Board (“FASB”) Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Statement 144 requires management to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Assets to be disposed of are reported at the lower of the carrying value or fair value less cost to sell. The primary method used to estimate fair value is discounted cash flows.

(n) Stock-based employee compensation:

Some of the Business Unit’s employees participate in Weyerhaeuser Company’s Long-Term Incentive Compensation Plan (the “Incentive Compensation Plan”) as described in note 11. Through December 25, 2005, WY applied the intrinsic-value method for stock-based compensation to employees prescribed by Accounting Principles Board (“APB”), Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations.

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

As described in “accounting pronouncements implemented,” APB Opinion No. 25 was superseded by FASB Statement No. 123 (revised 2004), Share Based Payment, as of the beginning of fiscal 2006. Employee awards issued, modified, repurchased or cancelled after implementation of Statement 123R under share-based payment arrangements are measured at fair value as of the grant dates and the resulting costs is recognized in the combined statements of operations over the service period.

(o) Foreign currency translation:

The local currency is considered the functional currency for the Business Unit’s operations in Canada. Assets and liabilities are translated into U.S. Dollars at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated into U.S. Dollars at average monthly exchange rates.

(p) Income taxes:

The Business Unit is a business unit of WY and, for purposes of federal, state and provincial taxes, is not subject to income taxes. Its results of operations are included in WY’s tax returns. For purposes of these combined financial statements, the Business Unit’s tax expense (benefit) for federal, state and provincial income taxes has been determined on a separate return basis. All income tax expense (benefit) of the Business Unit is recorded in the statements of operations with the offset recorded through the Business Unit equity account or deferred tax accounts.

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(q) Pension plans:

The Business Unit participates in WY pension plans covering most of its employees. Both U.S. and Canadian plans covering salaried employees provide pension benefits based on each employee’s highest monthly earnings for five consecutive years during the final 10 years before retirement. Plans covering hourly employees generally provide benefits of stated amounts for each year of service. The benefit levels for these plans are typically set through collective bargaining agreements with the unions representing the employees participating in the plans. Contributions to U.S. plans are based on funding standards established by the Employee Retirement Income Security Act of 1974 (ERISA). Contributions to Canadian plans are based on funding standards established by the applicable Provincial Pension Benefits Act and by the Income Tax Act.

(r) Derivatives:

The Business Unit accounts for its derivatives in accordance with FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. The Business Unit participates in a WY hedging program whereby WY utilizes derivative financial instruments to fix the price of

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

forecasted natural gas purchases. The Business Unit does not hold or issue financial instruments for speculative or trading purposes. See note 13 for additional information.

(s) Environmental Costs:

Liabilities for loss contingencies, including environmental costs not within the scope of FASB Statement No. 143, Accounting for Asset Retirement Obligations, arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environment remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from third parties, which are probable of realization, are separately recorded as assets, and are not offset against the related environmental liability, in accordance with FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts.

(t) Advertising costs:

Advertising costs are charged to expense in the period incurred. Advertising expense was $4 million, $5 million, $7 million, $6 million, and $6 million for the 39 weeks ended September 24, 2006 and September 25, 2005 and the years ended December 25, 2005, December 26, 2004 and December 28, 2003, respectively.

(u) Accounting pronouncements implemented:

Consolidation of variable interest entities—WY adopted the provisions of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, in 2004. Interpretation 46R addresses consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Business Unit consolidated one entity, Wapawekka Lumber LP (“Wapawekka”), as a result of adopting Interpretation 46R. Wapawekka is a 51 percent owned limited partnership that operates a sawmill in Saskatchewan, Canada. Wapawekka had net liabilities of $4 million and $3 million at September 24, 2006 and December 25, 2005, respectively, and net assets of $6 million at December 26, 2004. The adoption of FIN 46R did not have a material effect on the Business Unit’s financial position, results of operations or cash flows.

Accounting for asset retirement obligations—WY adopted the provisions of Statement 143 as of the beginning of 2003. Statement 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The cumulative effect of adopting the accounting principle on the Business Unit was a charge of $6 million before taxes, or $4 million after taxes.

Accounting for share-based compensation—WY adopted Statement 123R as of the beginning of fiscal year 2006. Statement 123R is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25. Statement 123R requires the fair value of employee

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

awards issued, modified, repurchased or cancelled to be measured as of the grant dates. The resulting cost is then recognized in the combined statements of operations over the required service period. See note 11.

Accounting for inventory costs—WY adopted FASB Statement No. 151, Inventory Costs—An Amendment of ARB No. 43, Chapter 4, as of the beginning of 2006. Statement 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, Statement 151 requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, Statement 151 requires that the allocation of fixed production overheads to the costs of conversions be based on normal capacity of the production facilities. Adoption of Statement 151 did not have a material effect on the Business Unit’s financial position or results of operations.

The adoption of the following recent accounting pronouncements did not have a material effect on the Business Unit’s results of operations or financial condition:

•	FASB Statement No. 153, Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions.
•	FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations.

(v) Prospective accounting pronouncements:

Fair value measurements—the FASB issued Statement No. 157, Fair Value Measurements, in September 2006. Statement 157 establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. The Business Unit is currently evaluating the effect that Statement 157 will have on its financial position and results of operations for fair value measurements incurred after the adoption of Statement 157 in fiscal 2008.

Accounting for defined benefit pension and other post retirement plans—The FASB issued Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an Amendment of FASB Statements No. 87, 88, 106 and 132(R), in September 2006. Statement 158 requires an employer to recognize the overfunded or underfunded status of defined benefit pension and other postretirement plans (other than multiemployer plans) as an asset or liability in its statement of financial position through comprehensive income. Statement 158 does not allow prior balance sheets to be adjusted and also requires an employer to measure the funded status of a plan as of the date of its year-end statement balance sheet. The Business Unit is currently evaluating the effect that Statement 158 will have on its financial position when Statement 158 is adopted in the fourth quarter of 2006.

Uncertainty in income taxes—The FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109, in June 2006. Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement 109. The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on de-recognition, classification, interest and penalties,

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

accounting in interim periods, disclosure and transition. The Business Unit is currently evaluating the effect that Interpretation 48 will have on its financial position and results of operations when the Interpretation is adopted in the first quarter of 2007.

Accounting for planned major maintenance activities—The FASB issued Staff Position AUG AIR – 1, Accounting for Planned Major Maintenance Activities, in September 2006. The Staff Position prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. The three accounting methods permitted under the Staff Position are: 1) direct expensing method, 2) built-in overhaul method and 3) deferral method. The Business Unit currently uses the accrue-in-advance method to smooth planned major maintenance costs within years. The Business Unit is required to adopt the Staff Position in the first quarter of 2007 and will reflect major maintenance costs in the periods incurred for all interim periods presented after the effective date of the Staff Position.

Quantifying financial statement misstatements—The Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements, in September 2006. The Staff Accounting Bulletin requires registrants to quantify misstatements in current-year financial statements using both the balance sheet and income statement methods, commonly referred to as the iron curtain and rollover methods. The Business Unit is currently evaluating the effect that this Staff Accounting Bulletin will have on its financial position and results of operations when the Staff Accounting Bulletin is adopted in the fourth quarter of 2006.

3. Inventories:

	September 24, 2006	December 25, 2005	December 26, 2004
	(Unaudited)
Logs and chips	$23	$40	$36
Lumber	2	4	6
Pulp and paper	331	354	331
Materials and supplies	167	164	175

	$523	$562	$548

4. Property, plant and equipment:

	Range of Lives	September 24, 2006	December 25, 2005	December 26, 2004
		(Unaudited)
Land		$34	$33	$29
Buildings and improvements	10-40	847	823	779
Machinery and equipment	2-25	5,784	5,646	5,463
Other	3	51	48	44

		6,716	6,550	6,315
Less allowance for depreciation and amortization		(3,632)	(3,335)	(2,433)
Allocated property, plant and equipment		1	4	—

		$3,085	$3,219	$3,882

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

5. Goodwill:

	Pulp and Fine Paper	Softwood Lumber	Total
Balance as of December 26, 2004	$765	$4	$769
Impairment of goodwill	—	(1)	(1)
Foreign exchange impact on goodwill	(5)	—	(5)

Balance as of December 25, 2005	760	3	763
Impairment of goodwill	(749)	—	(749)

Balance as of September 24, 2006 (unaudited)	$11	$3	$14

WY announced in April 2006 that it was considering alternatives for Fine Paper that range from continuing to hold and operate the assets to a possible sale or other disposition. In connection with this announcement, WY received information that indicated that the carrying value of the Fine Paper reporting unit exceeded the fair value of the reporting unit. Based on an evaluation of the value of the assets and liabilities within the reporting unit, WY concluded that the implied value of the Fine Paper reporting unit’s goodwill was zero. Goodwill of the pulp reporting unit, which is part of Pulp and Fine Paper, was not impaired.

The goodwill impairment is not deductible for income tax purposes and represents a permanent book-tax difference. As a result, no tax benefit has been recognized for the goodwill impairment charge.

6. Accounts payable and accrued liabilities:

	September 24, 2006	December 25, 2005	December 26, 2004
	(Unaudited)
Accounts payable	$132	$151	$145
Payroll – wages and salaries, incentive awards, retirement and vacation pay	74	98	65
Taxes – Social Security and real and personal property	6	8	4
Other	60	61	62

	$272	$318	$276

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

7. Income taxes:

Operating loss is comprised of the following:

	39 Weeks ended September 24, 2006	39 Weeks ended September 25, 2005	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
	(Unaudited)	(Unaudited)
Domestic earnings (loss)	$(733)	$103	$46	$50	$(10)
Foreign earnings (loss)	22	(96)	(624)	(91)	(86)

Operating loss	$(711)	$7	$(578)	$(41)	$(96)

Provisions for income taxes include the following:

	39 Weeks ended September 24, 2006	39 Weeks ended September 25, 2005	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
	(Unaudited)	(Unaudited)
Federal:
Current	$31	$5	$27	$9	$(16)
Deferred	(19)	(2)	(32)	(8)	11
State
Current	8	1	8	4	(5)
Deferred	(6)	(4)	(8)	(1)	2
Foreign
Current	—	—	2	3	3
Deferred	(7)	(2)	(97)	(31)	(28)

Income tax expense (benefit)	$7	$(2)	$(100)	$(24)	$(33)

The provisions for income taxes of the Business Unit differs from the amount computed by applying the statutory income tax rate of 35% to operating loss before income taxes due to the following:

	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
US federal statutory income tax	$(202)	$(14)	$(34)
State income taxes	1	1	(2)
Foreign income taxes	120	4	5
Tax credits	(16)	(15)	(2)
Tax rate changes and other	(3)	—	—

Income tax benefit	$(100)	$(24)	$(33)

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

Deferred tax assets (liabilities) are comprised of the following:

	September 24, 2006	December 25, 2005	December 26, 2004
	(Unaudited)
Inventories	$10	$10	$5
Vacation pay	8	8	7
Environmental and landfill reserves	10	10	11
Severance and closure reserves	8	13	5
Asset impairments	152	145	—
Net operating loss carryforwards	124	109	70
Other	19	—	10

Gross deferred tax assets	331	295	108
Valuation allowance	(109)	(108)	(2)

Net deferred tax assets	222	187	106

Depreciation	(962)	(979)	(1,028)
Pension	(8)	(5)	(3)

Total deferred tax liabilities	(970)	(984)	(1,031)

Total net deferred taxes	$(748)	$(797)	$(925)

During 2005, the Business Unit recognized one-time deferred tax benefits of $3 million and $1 million resulting from a change in the Ohio state income tax law and a one-time reduction in the British Columbia provincial corporate income tax rate, respectively. Both benefits were due to the effect of the lower tax rates on accumulated temporary differences.

As of December 25, 2005, the Business Unit had foreign net operating loss carryforwards of $319 million that expire from 2010 to 2013.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

The valuation allowance increased $1 million and $106 million in the 39 weeks ended September 24, 2006 and the year ended December 25, 2005, respectively. The 2006 increase is due primarily to an increase in the foreign net operating loss carryforward. The 2005 increase is due primarily to reserves established in 2005 for facility closures and an increase in the foreign net operating loss carryforward.

8. Debt:

The Business Unit’s consolidated variable interest entity (“VIE”), Wapawekka, has a demand loan from a bank outstanding in the amount of $6 million, $6 million and $7 million at September 24, 2006, December 25,

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

2005 and December 26, 2004, respectively. The loan is repayable in full on demand or before June 30, 2007 at an interest rate equal to the bank’s prime interest rate plus 1%. A letter of undertaking regarding duties recoverable pursuant to a letter of commitment with Weyerhaeuser Company Limited (“WY Ltd.”), a wholly-owned subsidiary of WY, has been pledged as specific security.

Wapawekka also has a demand loan from a bank outstanding in the amount of $1 million at September 24, 2006, December 25, 2005 and December 26, 2004. The loan is repayable in full on demand or before June 30, 2007 at an interest rate equal to the bank’s prime interest rate plus 1%, with interest payable monthly. A $1 million guarantee from Weyerhaeuser Saskatchewan Ltd., a wholly-owned subsidiary of WY Ltd., has been pledged as specific security.

9. Accumulated other comprehensive income:

Business Unit equity contains the following items:

	September 24, 2006	December 25, 2005	December 26, 2004
	(unaudited)
Foreign currency translation adjustments	$90	$61	$111
Additional minimum pension liability adjustments	(6)	(6)	—
Cash flow hedge fair value adjustments	(7)	11	2

	$77	$66	$113

10. Related party transactions:

The Business Unit engages in various transactions with WY that are characteristic of a consolidated group under common control. The receipts, disbursements and net cash position of the Business Unit are currently managed by WY through a centralized treasury system. Accordingly, both cash generated by and cash requirements of the Business Unit flow through Business Unit equity on the accompanying financial statements of the Business Unit.

Expenses in the amount of $70 million, $63 million, $93 million, $109 million and $102 million of WY were allocated to the Business Unit for the 39 weeks ended September 24, 2006 and September 25, 2005 and the years ended December 25, 2005, December 26, 2004 and December 28, 2003, respectively. See notes 2(a) and 12 for nature of costs allocated and the allocation methodologies.

The Business Unit purchased the following from WY:

	39 Weeks ended September 24, 2006	39 Weeks ended September 25, 2005	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
	(Unaudited)	(Unaudited)
Pulp and fiber	$102	$168	$388	$322	$309
Corrugated boxes	34	17	33	16	23

Total purchases	$136	$185	$421	$338	$332

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

These purchases were at current market values with the exception of purchases from WY timberlands (which represent 40 percent, 34 percent, 46 percent, 39 percent and 36 percent of purchases) which were at a fully absorbed cost basis. One of the Business Unit’s facilities also purchases energy at cost from WY.

The Business Unit sold the following to WY:

	39 Weeks ended September 24, 2006	39 Weeks ended September 25, 2005	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
	(Unaudited)	(Unaudited)
Pulp and fiber	$2	$9	$12	$7	$7
Paper	16	27	33	52	33
Lumber	57	57	87	87	44

Total sales	$75	$93	$132	$146	$84

These sales were at current market values.

11. Stock-based compensation plan:

Some of the Business Unit’s employees participate in the Incentive Compensation Plan. The Incentive Compensation Plan awards these employees options to purchase Weyerhaeuser Company’s common stock at the market prices as of the date granted.

WY applied the intrinsic value method for stock-based compensation to employees prescribed by APB Opinion No. 25 through December 25, 2005.

Compensation costs required to be disclosed by Statement 123 would have an immaterial effect on the Business Unit’s results from operations for 2005, 2004 and 2003. As disclosed in note 2(n), Statement 123R required WY to measure the fair value as of the grant dates of employee awards issued, modified, repurchased or cancelled after December 25, 2005 and to recognize the resulting cost in the statements of operations over the service period. The Business Unit recognized compensation costs in the 39 weeks ended September 24, 2006 of $2 million.

12. Employee benefit plans:

(a) Pension plans and postretirement benefits

The Business Unit participates in several retirement programs for its employees which are sponsored by WY. In the United States, this includes pension plans that are qualified under the Internal Revenue Code (qualified) as well as a plan that provides benefits in addition to those provided under the qualified plans for a select group of employees, which is not qualified under the Internal Revenue Code (unqualified). In Canada, plans are registered under the Income Tax Act and under their respective provincial pension acts (registered), or plans may provide additional benefits to a select group of employees, and not be registered under the Income Tax Act or provincial pension acts (non-registered). WY also provides benefits under a

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

postretirement health care and life insurance plan to eligible salaried employees in both countries. Benefits provided under the postretirement health care and life insurance plan are currently funded by the general assets of WY. The measurement date for all plans sponsored by WY is the end of the fiscal year.

Other than four Canadian pension plans (“Canadian Plans”) that will be transferred to Domtar at closing, management determined that it was not practical to allocate a portion of WY’s pension assets or to prepare detailed employee benefit plan disclosures for the stand-alone financial statements of the Business Unit in a manner that would be consistent with the level of detail provided in WY’s consolidated financial statements. Disclosures related to the Canadian Plans are included in this note.

The defined benefit pension expense (other than the Canadian Plans) relating to certain hourly employees and salaried employees is based on an allocation method described in note 2(a) and postretirement benefits expense is charged directly to the Business Unit. The defined benefit pension expense related to the Canadian Plans is charged directly to the Business Unit. The expense recognized for such plans by the Business Unit is as follows:

	39 Weeks ended September 24, 2006	39 Weeks ended September 25, 2005	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
	(Unaudited)	(Unaudited)
Pension, net – allocated	$4	$7	$9	$6	$2
Pension, net – direct	(3)	—	—	5	7
Postretirement benefits	6	7	9	8	8

Net charge	$7	$14	$18	$19	$17

(b) Canadian Plans

The following tables provide a reconciliation of the changes in the Canadian Plans’ benefit obligations and fair value of plan assets over the two year period ended December 25, 2005:

	December 25, 2005	December 26, 2004
Reconciliation of benefit obligation:
Benefit obligation as of prior year-end	$253	$223
Service cost	5	6
Interest cost	15	14
Plan participants’ contributions	2	1
Actuarial loss	40	—
Foreign currency exchange rate changes	18	14
Benefits paid	(12)	(12)
Plan amendments	10	1
Curtailments	(22)	4
Special termination benefits	1	2

Benefit obligation at end of year	$310	$253

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

	December 25, 2005	December 26, 2004
Reconciliation of fair value of plan assets:
Fair value of plan assets as of beginning of year (actual)	$235	$189
Actual return on plan assets	37	32
Foreign currency exchange rate changes	16	13
Employer contributions	9	8
Plan participants’ contributions	2	1
Benefits paid	(12)	(12)

Fair value of plan assets at end of year (estimated)	$287	$231

WY funds its registered pension plans. WY expects to contribute approximately $7 million to the Canadian Plans in 2006.

The Business Unit estimates the projected benefit payments as of December 25, 2005 under the Canadian Plans over the next ten years will be as follows:

2006	$40
2007	14
2008	14
2009	14
2010	14
2011-2015	80

$176

The funded status of the Canadian Plans at December 25, 2005 and December 26, 2004 is as follows:

	December 25, 2005	December 26, 2004
Funded status	$(23)	$(22)
Unrecognized prior service cost	10	5
Unrecognized net loss	37	23

Prepaid benefit cost	$24	$6

Amounts recognized in the balance sheet consist of:

	December 25, 2005	December 26, 2004
Prepaid benefit cost	$18	$11
Accrued liability	(3)	(7)
Intangible asset	—	2
Cumulative other comprehensive loss	9	—

Net amount recognized	$24	$6

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

The accumulated benefit obligation for the Canadian Plans was $286 million and $221 million at December 25, 2005 and December 26, 2004, respectively.

The components of net periodic benefit costs for the Canadian Plans are as follows:

	39 Weeks ended September 24, 2006	39 Weeks ended September 25, 2005	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
	(Unaudited)	(Unaudited)
Service cost	$5	$4	$5	$6	$5
Interest cost	11	11	15	14	11
Expected return on plan assets	(20)	(16)	(22)	(18)	(12)
Prior service cost recognized	1	1	2	2	1
Actuarial loss (gain) recognized	—	—	—	1	2

	(3)	—	—	5	7
(Gain) loss due to closure, sale, plan termination and other	4	(6)	(8)	6	3

	$1	$(6)	$(8)	$11	$10

Registered Plans The investment strategy of the Canadian pension trust is to concentrate direct investments into cash and cash equivalents while gaining return exposures through financial instruments, such as total return and index swaps. WY has not established target allocations for the direct investment portfolio or the derivatives.

The Canadian registered plans are exposed to the risk of nonperformance by counterparties to the indirect investments but the Business Unit does not expect any counterparty to fail to meet its obligations. However, because there are no exchanges of principal on the indirect investments, only the amount of unsettled net receivables is at risk. The Business Unit manages this risk through selection of counterparties with a defined minimum credit quality, diversification, settlement provisions and documented agreements. Investments in hedge funds and private partnerships are controlled through selection and diversification of managers and strategies and use of limited liability vehicles. Portfolio risk is managed through diversification and by constraining the risk profile of the portfolio within defined boundaries.

In all periods presented, the discount rate is based on yields for corporate bonds rated AA or better, by matching cash flows to a spot rate yield curve.

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

The assets of the Canadian Plans are held in a master trust that also holds assets of other WY-sponsored plans. The allocation of the net assets held by the Canadian master trust and the U.S. master trust combined are as follows:

	December 25, 2005	December 25, 2004
Private equity and related funds	23.6%	24.7%
Real estate and related funds	5.2	9.5
Common stock and equity index instruments	1.0	3.4
Fixed income	27.5	23.4
Hedge funds	43.0	39.1
Net receivables	0.1	0.4
Accrued liabilities	(0.4)	(0.5)

	100.0%	100.0%

The assumptions used in the measurement of the Canadian Plans’ benefit obligations are as follows:

	December 25, 2005	December 26, 2004
Discount rate	5.15%	6.00%
Rate of compensation increase	3.25%	3.50%

The assumptions used in the measurement of the Canadian Plans’ net pension costs are as follows:

	Year ended December 25, 2005	Year ended December 26, 2004
Discount rate	6.00%	6.25%
Expected return on plan assets	9.50%	9.50%
Rate of compensation increase	3.50%	3.50%

The expected return on plan assets assumption reflects WY’s best estimate regarding the long-term expected return on the U.S. portfolio. The expected return assumption is based on historical fund returns. The Canadian fund’s investment strategy has mirrored that of the U.S. plan since 1998. The determination of the expected return on plan assets assumption requires a high degree of judgment and places weight on more recent pension plan asset performances.

(c) Defined Contribution Plan

The Business Unit participates in various defined contribution plans for salaried and hourly employees. The basis for determining plan contributions varies by plan. The amounts contributed to the plans for participating employees were $5 million, $5 million, $8 million, $7 million and $7 million in the 39 weeks ended September 24, 2006 and September 25, 2005, and the years ended December 25, 2005, December 26, 2004 and December 28, 2003, respectively.

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

13. Derivatives:

(a) Hedging:

The Business Unit purchases natural gas at the prevailing market price at the time of delivery. In order to manage the cash flow risk associated with purchases of natural gas, the Business Unit participates in a WY hedging program whereby WY utilizes derivative financial instruments to fix the price of up to 30 percent of forecasted natural gas purchases for periods up to 18 months into the future. WY formally documents the hedge relationships, including identification of the hedging instruments and the hedged items, the risk management objectives and strategies for undertaking the hedge transactions, and the methodologies used to assess effectiveness and measure ineffectiveness. Changes in the fair value of the derivative financial instruments are allocated by WY to individual facilities based on projected usage of natural gas. The Business Unit recognizes its allocable share of the gains and losses on WY’s derivative financial instruments in earnings when the forecasted purchases occur. A summary of amounts related to the Business Unit’s participation in the WY hedging program follows:

	39 Weeks ended September 24, 2006	39 Weeks ended September 25, 2005	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
	(Unaudited)	(Unaudited)
Net gain recognized in cost of products sold	$2	$3	$12	$1	$(2)
Unrealized gains (losses) not yet recognized in the statements of operations at the end of the period	$(12)	$26	$18	$3	$1

(b) Other:

The Business Unit is a party to purchase and sale contracts for commodities that meet the definition of a derivative. However, the arrangements are accounted for as normal purchases and normal sales, not derivatives, beginning in the fourth quarter of 2004 because the Business Unit expects to take delivery on the purchase contracts and to ship product on the sales contracts. Losses recognized in the Business Unit’s combined statements of operations for the contracts were $3 million and $4 million in the years ended December 26, 2004 and December 28, 2003, respectively.

14. Asset retirement obligations:

The Business Unit’s asset retirement obligations principally include landfill capping obligations and asbestos removal obligations. The Business Unit has estimated the net present value of its asset retirement obligations to be $17 million, $17 million and $18 million at September 24, 2006, December 25, 2005 and December 26, 2004, respectively. The majority of the asset retirement obligations are estimated to be settled by 2030. However, some settlement scenarios call for obligations to be settled as late as 2048. There were no significant changes in the asset retirement obligations for the periods presented.

The Business Unit has not recognized a liability under Interpretation 47 for certain legal obligations, primarily special handling for the removal and disposal of encapsulated asbestos from facilities and equipment. The fair value cannot be reasonably estimated because the settlement dates are unknown.

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

15. Legal proceedings, commitments and contingencies:

(a) Legal proceedings:

The Business Unit is subject to a small number of claims and litigation matters that have arisen in the ordinary course of business. Although the final outcome of any legal proceeding is subject to a great many variables and cannot be predicted with any degree of certainty, management currently believes that the ultimate outcome of these legal proceedings will not have a material adverse effect on the Business Unit’s long-term results of operations, cash flows or financial position.

(b) Environmental matters

During the first quarter of 2006 the Business Unit closed its pulp and paper mill in Prince Albert, Saskatchewan and the Big River sawmill in Saskatchewan due to poor market conditions. These facilities are currently not in operation. Spinco has not determined at this time whether the facilities will be reopened, sold or permanently closed. In the event the facilities are permanently closed, the Province of Saskatchewan may require active decommissioning and reclamation at one or both facilities. In the event decommissioning and reclamation is required at either facility, the work is likely to include investigation and remedial action for areas of significant environmental impacts.

The Business Unit is a party to various proceedings relating to the cleanup of hazardous waste sites under the Comprehensive Environmental Response Compensation and Liability Act, commonly known as “Superfund,” and similar state laws. The EPA and/or various state agencies have notified the Business Unit that it may be a potentially responsible party with respect to other hazardous waste sites as to which no proceedings have been instituted against the Business Unit. As of the end of the third quarter of 2006, the Business Unit has established reserves totaling $6 million for estimated remediation costs on the three active sites across its operations. Environmental remediation reserves totaled $9 million at the end of 2005. The decrease in environmental remediation reserves reflects the incorporation of new information on all sites concerning remediation alternatives, updates on prior cost estimates and new sites, and the costs incurred to remediate these sites during this period. Based on currently available information and analysis, the Business Unit believes that it is reasonably possible that costs associated with all identified sites may exceed current accruals by up to $20 million, which may be incurred over several years. This estimate of the upper end of the range of reasonably possible additional costs is much less certain than the estimates upon which accruals are currently based, and utilizes assumptions less favorable to the Business Unit among the range of reasonably possible outcomes. In estimating both its current accruals for environmental remediation and the possible range of additional future costs, the Business Unit has assumed that it will not bear the entire cost of remediation of every site to the exclusion of other known potentially responsible parties who may be jointly and severally liable. The ability of other potentially responsible parties to participate has been taken into account, generally based on each party’s financial condition and probable contribution on a per-site basis. No amounts have been recorded for potential recoveries from insurance carriers.

(c) Purchase obligations

Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Business Unit and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

Purchase obligations exclude arrangements that the Business Unit can cancel without penalty. As of December 25, 2005, the Business Unit’s commitments under non-cancelable purchase obligations were $31 million in 2006 and $0 thereafter.

(d) Commitments

The Business Unit leases various equipment, warehouse space and office space under operating leases. The equipment leases cover light duty vehicles, forklifts and office equipment. The Business Unit recognized rent expense of approximately $13 million, $ 15 million, $20 million, $18 million and $20 million in the 39 weeks ended September 24, 2006 and September 25, 2005, and the years ended December 25, 2005, December 26, 2004 and December 28, 2003, respectively. The Business Unit also leases certain equipment under capital leases.

The Business Unit’s future commitments under operating and capital leases as of December 25, 2005 are as follows:

	Capital Leases	Operating Leases	Total
2006	$7	$5	$12
2007	7	4	11
2008	6	2	8
2009	6	1	7
2010	4	1	5
Thereafter	2	2	4

	32	$15	$47

Less amounts representing interest	5

Present value of minimum lease payments	27
Less current portion of capital lease obligations	5

Long-term portion of capital lease obligations	$22

Equipment under capital leases are as follows:

	Range of Lives	September 24, 2006	December 25, 2005	December 26, 2004
		(Unaudited)
Equipment under capital lease	3–11	$59	$47	$47
Accumulated depreciation		(26)	(22)	(16)

		$33	$25	$31

16. Charges for restructuring and closures of facilities:

(a) Restructuring Charges:

As WY has acquired businesses and consolidated them into existing operations, WY has incurred charges associated with the transition and integration of those activities. Certain of those charges were

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

incurred by the Business Unit. The charges reflected in the following table are primarily associated with WY’s 2002 acquisition of Willamette Industries, Inc., which included Fine Paper facilities and restructuring activities at the Dryden, Ontario and Prince Albert, Saskatchewan facilities:

	39 Weeks ended September 24, 2006	39 Weeks ended September 25, 2005	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
	(Unaudited)	(Unaudited)
Severance and outplacement costs	$—	$3	$2	$10	$13
Pension curtailment	—	—	1	6	3
Professional services	—	1	—	1	1

	$—	$4	$3	$17	$17

As of September 24, 2006 and December 25, 2005, the Business Unit’s accrued liabilities included approximately $3 million and $5 million of severance accruals related to integration and restructuring charges.

(b) Closures of facilities:

Facilities that do not represent a long-term strategic fit for the Business Unit, or that cannot achieve top-quartile performance without significant capital investments, are assessed for closure or sale. Changing market conditions and increasing productivity at many of the Business Unit’s operating facilities have provided the Business Unit with opportunities to rationalize its production capacity while retaining its ability to fulfill customer needs.

Closure charges recognized in 2005 include costs related to the closure of a pulp and paper facility and a fine paper machine. Additionally, the Business Unit recognized impairment charges for Wapawekka and a sawmill as they sell chips and hog fuel to the closed pulp and paper facility and do not have an alternate market for such residuals.

Activities associated with these closures are expected to continue through the end of 2006, but the Business Unit does not expect to incur any additional material charges related to these closures. Charges for closure of facilities include:

	39 Weeks ended September 24, 2006	39 Weeks ended September 25, 2005	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
	(Unaudited)	(Unaudited)
Asset impairments	$—	$—	$499	$—	$—
Termination benefits	—	—	43	—	1
Other closure costs	20	—	—	—	6
(Gain) loss on curtailment of pension benefits	2	—	(8)	—	—
Reversals of closure charges recorded in prior periods	(5)	—	—	—	—

	$17	$—	$534	$—	$7

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

Changes in accrued termination benefits related to facility closures during the 39 weeks ended September 24, 2006 and the years ended December 25, 2005 and December 26, 2004 were as follows:

	September 24, 2006	December 25, 2005	December 26, 2004
	(Unaudited)
Accrued severance – beginning balance	$43	$—	$—
Costs incurred and charged to expense	—	43	—
Payments	(19)	—	—
Other adjustments	(4)	—	—

Accrued severance – ending balance	$20	$43	$—

17. Business segments:

The Business Unit is principally engaged in the harvesting of timber and the manufacture, distribution and sale of forest products, including softwood lumber and pulp and paper. Management evaluates segment performance based on the contributions to earnings of the respective segments. Transfer of products between segments is accounted for at current market values.

An analysis and reconciliation of the Business Unit’s business segment information to the respective information in the combined financial statements is as follows:

	39 Weeks ended September 24, 2006	39 Weeks ended September 25, 2005	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
	(Unaudited)	(Unaudited)
Sales to and revenues from customers external to the Business Unit:
Pulp and Fine Paper	$2,303	$2,309	$3,072	$2,867	$2,661
Softwood Lumber	64	98	127	113	101
Other	66	49	68	46	92

	2,433	2,456	3,267	3,026	2,854

Intersegment sales:
Pulp and Fine Paper	1	1	2	1	—
Softwood Lumber	11	15	20	17	10
Other	45	89	123	109	69

	57	105	145	127	79

Total sales and revenues	2,490	2,561	3,412	3,153	2,933
Inter segment eliminations	(57)	(105)	(145)	(127)	(79)

	$2,433	$2,456	$3,267	$3,026	$2,854

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

	39 Weeks ended September 24, 2006	39 Weeks ended September 25, 2005	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
	(Unaudited)	(Unaudited)
Contribution (charge) to earnings:
Pulp and Fine Paper	$(703)	$13	$(492)	$(39)	$(76)
Softwood Lumber	(7)	(7)	(83)	(1)	(19)
Other	(1)	1	(3)	(1)	(1)

Operating income (loss)	(711)	7	(578)	(41)	(96)
Income tax expense (benefit)	7	(2)	(100)	(24)	(33)

Net income (loss) before cumulative effect of a change in accounting principle	(718)	9	(478)	(17)	(63)
Cumulative effect of a change in accounting principle	—	—	—	—	(4)

	$(718)	$9	$(478)	$(17)	$(67)

	39 Weeks ended September 24, 2006	39 Weeks ended September 25, 2005	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
	(Unaudited)	(Unaudited)
Depreciation and amortization:
Pulp and Fine Paper	$221	$252	$341	$335	$325
Softwood Lumber	7	11	15	13	13
Other	—	—	1	—	—

	$228	$263	$357	$348	$338

	39 Weeks ended September 24, 2006	39 Weeks ended September 25, 2005	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
	(Unaudited)	(Unaudited)
Charges for restructuring, closure of facilities and goodwill impairment:
Pulp and Fine Paper	$765	$3	$461	$16	$24
Softwood Lumber	1	1	74	—	—
Other	—	—	3	1	—

	$766	$4	$538	$17	$24

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

	39 Weeks ended September 24, 2006	39 Weeks ended September 25, 2005	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
	(Unaudited)	(Unaudited)
Capital expenditures:
Pulp and Fine Paper	$53	$82	$108	$84	$223
Softwood Lumber	—	—	3	5	—
Other	—	—	2	—	—

	$53	$82	$113	$89	$223

	September 24, 2006	December 25, 2005	December 26, 2004	December 28, 2003
	(Unaudited)			(Unaudited)
Total assets:
Pulp and Fine Paper	$3,996	$4,883	$5,418	$5,506
Softwood Lumber	54	66	134	131
Other	23	21	13	12

	$4,073	$4,970	$5,565	$5,649

18. Geographical areas:

The Business Unit attributes sales to and revenues from customers in different geographical areas on the basis of the location of the customer.

Export sales from the United States consist principally of pulp. Long-lived assets consist of goodwill and property and equipment used in the generation of revenues in the different geographical areas.

Selected information related to the Business Unit’s operations by geographical area is as follows:

	39 Weeks ended September 24, 2006	39 Weeks ended September 25, 2005	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
	(Unaudited)	(Unaudited)
Sales to and revenues from customers external to the Business Unit:
United States	$2,045	$2,050	$2,663	$2,737	$2,609
Canada	388	386	559	288	231
Other foreign countries	—	20	45	1	14

	$2,433	$2,456	$3,267	$3,026	$2,854

	September 24, 2006	December 25, 2005	December 26, 2004
	(Unaudited)
Long-lived assets:
United States	$2,344	$3,164	$3,366
Canada	809	869	1,326

	$3,153	$4,033	$4,692

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

19. Subsequent event:

The U.S. and Canada reached a final settlement in 2006 to a long-standing trade dispute over Canadian exports of softwood lumber into the U.S. Under the settlement agreement, a Canadian export tax was instituted that replaced countervailing and antidumping duties imposed by the U.S., and Canadian softwood lumber exporters received refunds of approximately 81% of countervailing and antidumping duties paid between 2002 and 2006. The Business Unit received its refund of countervailing and antidumping duties of $65 million and recognized the refund as income in the fourth quarter of 2006.